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07022975

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

See doc # 07022976

REGISTRANT'S NAME Resolution plc

*CURRENT ADDRESS Juxon House
100 St. Paul's Churchyard
London EC4M 8BU

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL

FILE NO. 82- 35079 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 4/27/07

Resolution plc – Rule 12g3-2(b) Exemption Request

APPENDIX A5: OTHER PUBLIC DISCLOSURES

Volume 1

Released: 24/01/2006

RNS Number:3838X
Resolution PLC
24 January 2006

Resolution PLC

24 January 2006

Application has been made to the London Stock Exchange for 29,883 Ordinary Shares of 5p each to be admitted to the Daily Official List. The Shares to be issued result from the exercise of options under the Company's SAYE Share Option Scheme (16,281) and Executive Share Option Scheme (13,602).

Copies of this announcement will be available for two business days from The Company Announcements Department of the London Stock Exchange and for a period of 14 days from the Company Secretary of Resolution PLC, 1 Wythall Green Way, Wythall, Birmingham B47 6WG and Citigroup, 33 Canada Square, London E14 5LB.

Enquiries:

Resolution plc
Att: Philip Griffin-Smith
Tel: 01564 202216

Citigroup
Att: Andrew Forrester
Tel: 020 7986 8729

END
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REG-Resolution PLC Holding(s) in Company

Released: 24/01/2006

RNS Number:3871X
Resolution PLC
24 January 2006

Resolution plc ("the Company")

Notification of Interests in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

Deutsche Bank AG have today advised the Company of an increase in its notifiable interest from 4.02% to 5.07%, represented by 18,291,309 ordinary 5 pence shares of the issued share capital of the Company.

Philip Griffin-Smith

Group Company Secretary

01564 202216

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Released: 27/01/2006

RNS Number:5915X
Resolution PLC
27 January 2006

Resolution PLC

27 January 2006

Application has been made to the London Stock Exchange for 127,494 Ordinary Shares of 5p each to be admitted to the Daily Official List. The Shares to be issued result from the exercise of options under the Company's Executive Share Option Scheme.

Copies of this announcement will be available for two business days from The Company Announcements Department of the London Stock Exchange and for a period of 14 days from the Company Secretary of Resolution PLC, 1 Wythall Green Way, Wythall, Birmingham B47 6WG and Citigroup, 33 Canada Square, London E14 5LB.

Enquiries:

Resolution plc
Att: Philip Griffin-Smith
Tel: 01564 202216

Citigroup
Att: Andrew Forrester
Tel: 020 7986 8729

END

LISAKOKDOBKDQDB

REG-Resolution PLC Notice of Analyst Meeting

Released: 01/02/2006

RNS Number:7499X
Resolution PLC
01 February 2006

1 February 2006

Resolution plc to move to European Embedded Value

Resolution plc will host an analyst presentation on Tuesday 7 March 2006 ahead of adopting European Embedded Value ("EEV") principles for the 31 December 2005 year end.

This presentation will cover the re-statement of Resolution's embedded value at 30 June 2005 from the Achieved Profits basis to the EEV basis. The EEV will be determined using a "bottom-up" market-consistent approach.

Resolution's preliminary results for 2005 will be released on 4 April 2006.

Enquiries:

Investors/Analysts
Steve Riley: Investor Relations Director 020 7489 4884

Media
Alex Child Villiers: Temple Bar Advisory 07795 425580

END

MSCEAFAFEEEKEFE

Released: 21/02/2006

RNS Number:7395Y
Resolution PLC
21 February 2006

Resolution PLC

21 February 2006

Application has been made to the London Stock Exchange for 1,138 Ordinary Shares of 5p each to be admitted to the Daily Official List. The Shares to be issued result from the exercise of options under The Resolution 1998 Savings Related Share Option Scheme.

Copies of this announcement will be available for two business days from The Company Announcements Department of the London Stock Exchange and for a period of 14 days from the Company Secretary of Resolution PLC, 1 Wythall Green Way, Wythall, Birmingham B47 6WG and Citigroup, 33 Canada Square, London E14 5LB.

Enquiries:

Resolution plc

Att: Philip Griffin-Smith

Tel: 01564 202216

Citigroup

Att: Andrew Forrester

Tel: 020 7986 8729

END

LISAKDKKOBKDNBB

REG-Resolution PLC Holding(s) in Company

Released: 22/02/2006

RNS Number:7901Y
Resolution PLC
22 February 2006

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

Och-Ziff Capital Management Group have today advised the Company that their interest in the Company's 5 pence shares has fallen below 3% and therefore no longer have a notifiable interest.

Philip Griffin-Smith

Company Secretary

01564 202216

END

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REG-Resolution PLC Holding(s) in Company

Released: 01/03/2006

RNS Number:1387Z
Resolution PLC
01 March 2006

Resolution plc ("the Company")

Notification of Interests in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

Deutsche Bank AG have today advised the Company of a notifiable interest in 17,574,910 ordinary 5 pence shares representing a reduction from 5.07% to 4.87% of the issued share capital of the Company.

Philip Griffin-Smith

Group Company Secretary

01564 202216

END

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REG-Resolution PLC Holding(s) in Company

Released: 03/03/2006

RNS Number:2834Z
Resolution PLC
03 March 2006

Resolution plc ("the Company")

Notification of Interests in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

The Company has today been notified by Deutsche Bank AG that they no longer have a notifiable interest in the Ordinary 5p Shares of Resolution plc.

Philip Griffin-Smith

Group Company Secretary

01564 202216

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Released: 07/03/2006

RNS Number:3913Z
Resolution PLC
07 March 2006

7 March 2006

RESOLUTION PLC ADOPTS EUROPEAN EMBEDDED VALUE ("EEV") PRINCIPLES

Following the adoption of EEV Principles proposed by the CFO Forum, Resolution plc (Resolution) has today announced restatement of its embedded value as at 30 June 2005.

- The restatement to EEV:
  - uses "bottom-up" market-consistent methodology in the context of a closed fund business
  - makes full allowance for the market-consistent cost of financial options and guarantees
  - makes explicit allowance for the impact of non-market risks
  - harmonises methodology and assumptions across the Resolution group

- The treatment of the service company, Resolution Management Services, is unchanged, and included in the EEV at the pro-forma IFRS net worth of £33m at 30 June 2005

- The treatment of the asset management business, Britannic Asset Management, is also unchanged, and is included in the EEV at the IFRS net worth of £34m, plus goodwill of £118m at 30 June 2005

- Under the EEV Principles, the embedded value per share at 30 June 2005 reduces from £5.81 to £5.55. This makes no allowance for:

  - the value of targeted merger expense synergies of £20m p.a.
  - the value of targeted merger asset management synergies (estimated at £18m p.a. for first 3 years, reducing thereafter)
  - the benefit of the four-way fund merger completed at the end of 2005

Mike Biggs, Group Finance Director of Resolution plc commented:

"Using market-consistent methodology aligns our financial reporting with the way we appraise acquisitions and manage our business. It is an objective and transparent approach which allows investors to understand better the risks in our business.

On 4 April 2006, together with our statutory preliminary results, we will publish supplementary information which will contain EEV profits for the second half of 2005, together with detailed market-consistent embedded values for each of our life companies."

Analysts: There will be a presentation at 12.00 p.m. (UK time) today at The London Stock Exchange, 10 Paternoster Square, London, EC4. Slides will be available from 12.00 p.m. (UK time) at www.resolutionplc.com.

Enquiries:

Ian Maidens

Group Chief Actuary & Head of Corporate Development +44 (0)20 7489 4863

Steve Riley
Investor Relations Director +44 (0)20 7489 4884

Media:

Alex Child-Villiers
Temple Bar Advisory +44 (0)7795 425 580

RESOLUTION PLC

EUROPEAN EMBEDDED VALUE RESTATEMENT AT

30 JUNE 2005

7 March 2006

This statement may contain certain "forward-looking statements" with respect to certain of Resolution's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are

forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Resolution's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Resolution affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result Resolution's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Resolution's forward-looking statements. Resolution undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

Table of Contents

1. INTRODUCTION

The European Embedded Value (EEV) Principles were published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers. The EEV Principles and accompanying Guidance provide a framework intended to improve comparability and transparency in embedded value reporting across Europe.

Resolution plc (Resolution) will adopt the EEV Principles in respect of its financial year ending 31 December 2005 and is restating its pro-forma financial position at 30 June 2005 on this basis.

The purpose of this document is to set out the basis of the restatement of pro-forma financial information at 30 June 2005.

Resolution was formed by the merger of Britannic Group plc (Britannic) and Resolution Life Group Limited (RLG) on 6 September 2005.

The interim financial results at 30 June 2005 for Britannic were prepared in accordance with International Financial Reporting Standards (IFRS) and Achieved Profits methodology. The RLG results were presented on the Modified Statutory Solvency basis.

At 30 June 2005, the pro-forma combined embedded value of £2,099m, calculated on the Achieved Profits basis, gave a value of £5.81 per share based on the number of shares in issue of 361.0 million following the merger. This is before the interim dividend of 6.6 pence per share.

Following the adoption of the EEV Principles at 30 June 2005, the embedded value per share reduced by 4.5% to £5.55.

The key financial information on the EEV basis compared with the previous Achieved Profits embedded value reporting basis at 30 June 2005 is shown in the table below.

Restatement of pro-forma embedded value at 30 June 2005 (£m)

	Achieved Profits EV	EEV	Change
Adjusted net worth	1,067.4	958.2	-10.2%
Value of in-force	1,031.7	1,046.0	+1.4%
Embedded value	2,099.1	2,004.2	-4.5%
Embedded value per share	£5.81	£5.55	

Notes:

(1) Under the Achieved Profits and EEV bases, Resolution Management Services and Britannic Asset Management are included on an IFRS basis

(2) Under the Achieved Profits and EEV bases, the purchased value of

in-force within Century's net worth is included within the value of in-force.

The financial results at 31 December 2005 for Resolution will be presented on a consolidated IFRS and EEV basis.

The remainder of this document gives detailed information on how Resolution has implemented the EEV Principles, and the impact of moving from the Achieved Profits basis of embedded value reporting.

Section 2 describes the main changes from the previous Achieved Profits methodology, and the impact these changes have on the key financial information.

Section 3 summarises the key EEV results at 30 June 2005.

Section 4 discloses the key sensitivities for Resolution.

Section 5 describes the EEV methodology for Resolution in more detail.

Section 6 outlines the key EEV assumptions at 30 June 2005.

The EEV methodology has been developed through close consultation with Resolution's consulting actuaries, Tillinghast. Their statement on the methodology adopted is reproduced in Section 7.

A letter from our auditors, Ernst & Young, on the procedures they undertook in relation to the EEV restatement is shown in Section 8.

Finally, Section 9 outlines the disclosures expected in respect of the EEV at 31 December 2005.

2. IMPACT OF ADOPTING EEV PRINCIPLES

2.1 Overview

The main impact of adopting the EEV Principles on the embedded value of Resolution arises from the explicit allowances made for the risks within the business. Under the Achieved Profits basis, all risks were allowed for implicitly in the overall risk discount rate adopted.

In implementing the EEV Principles, Resolution has adopted a "bottom-up" market-consistent approach. In principle, each cash flow is valued using a discount rate that allows for the financial risks within that cash flow. In practice we have calculated the market-consistent embedded value allowing for the cost of options and guarantees, the cost of holding required capital and the impact of non-market risks. We then derive risk discount rates that, when input into the traditional embedded value models, produce the same result as the market-consistent embedded value.

The derived risk discount rates vary by both product type and life company, and are shown in section 3.4.

The key impacts of moving from the Achieved Profits basis to a market-consistent approach are summarised below.

2.2 Intrinsic burn-through costs in PALAL

An explicit allowance of £83.7m has been made for the "intrinsic burn-through" cost in Phoenix & London Assurance Limited (PALAL).

At 30 June 2005, the intrinsic burn-through cost under the Achieved Profits methodology was taken to be the deficit on the realistic balance sheet for PALAL

of £50.2m.

Under the market-consistent methodology adopted, the market-consistent cost of options and guarantees within PALAL and an allowance for non-market risks (as described further in section 2.7) has resulted in this intrinsic burn-through cost being increased by £33.5m to £83.7m.

This cost is equivalent to the accumulated value of a loan of £79m made to the PALAL long term business fund in early 2004. The repayment of any part of this loan from PALAL is subordinate to the ability of the fund to treat customers fairly under principles agreed with the FSA, and also subject to non-objection from the FSA.

The intrinsic burn-through costs have been derived from the results of the stochastic models and scenario testing which indicate that it is appropriate to assume that none of the £79m loan plus accumulated interest will be repaid.

This allowance applies only to PALAL; none of the other shareholder-owned with-profits funds have an intrinsic burn-through cost.

2.3 Tax on distribution of non-profit funds' surplus assets

In adopting the EEV Principles, we have made full allowance for the market-consistent value of tax which would become payable on the transfer of surplus assets out of the non-profit funds. This allowance reflects the projected pace of release of surplus from the non-profit funds that is not required to cover the burn-through costs in the with-profits funds.

Under the Achieved Profits methodology, tax was allowed for in the Britannic results to the extent that distributions were expected to be made to shareholders in the foreseeable future. There was no tax allowed for in relation to the surplus arising in the RLG Modified Statutory Solvency Basis accounts.

At 30 June 2005, the adjusted net worth includes an additional tax provision of £71.5m, compared with the previously reported Achieved Profits basis.

2.4 Pension scheme surplus

The adjusted net worth of Resolution Management Services has increased by £15.6m compared with the Achieved Profits value of £17.1m reported in the interims at 30 June 2005 due to the impact of recognising within net assets, the shareholder interests in the surplus arising in the former Britannic pension scheme, and a small deficit in the RLG scheme.

2.5 Value of debt and minority interests

Debt and minority interests have been valued on a market-consistent basis. As all the debt and preference shares at 30 June 2005 were unquoted, the market-consistent value has been determined on a discounted cash flow basis, taking into account the known interest rates, and assumed terms to repayment.

The impact of this approach is to increase the value of debt by £20.3m, from £695.0m under the Achieved Profits basis to £715.3m on a market-consistent basis.

2.6 Valuation of in-force business

Within the market-consistent embedded value, the value of in-force business (VIF) is calculated using the "certainty equivalent" approach where the assumed future investment returns and the risk discount rate are both set equal to the risk-free rate.

The two key changes compared with the Achieved Profits VIF are:

a) a lower future investment return assumption, which results in a reduction in VIF of £160.2m; and

b) a lower risk discount rate, which increases the VIF by £204.0m.

Thus, the net effect of moving to a market-consistent basis is to increase the VIF by £43.8m.

2.7 Allowance for the cost of financial options and guarantees

Under both the Achieved Profits and market-consistent EEV bases, the intrinsic cost of financial options and guarantees is included within the VIF, based on the assumed future investment returns.

Under the market-consistent EEV basis, the intrinsic cost of financial options and guarantees increases for two reasons:

a) the assumed future investment return in the certainty equivalent value of in-force business is equal to the risk-free rate, which is lower than the assumed rate in the Achieved Profits basis, leading to guarantees being more "in the money"; and

b) the risk discount rate is lower under the EEV basis, leading to a higher cost compared with the Achieved Profits basis.

In addition, full allowance has been made for the time value of the cost of financial options and guarantees using market-consistent stochastic models calibrated to market prices at 30 June 2005.

Within the time value of financial options and guarantees, allowance has also been made for the impact of non-market risk where asymmetries in the shareholder interest in the with-profits funds mean that best estimate assumptions do not fully reflect the impact of extreme events.

The market-consistent cost of the time value of financial options and guarantees is £20.5m: £3.6m arising from market risks, and £16.9m from non-market risks.

2.8 Allowance for non-market risk on non-profit business

The EEV assumptions are based on best estimates of future experience. However, in practice there are asymmetries in the value of in-force business where the best estimate assumptions do not fully reflect the impact of extreme events.

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the development of Resolution's Individual Capital Assessments (ICAs).

The non-market risks considered include: longevity, mortality, persistency, and operational risk.

This approach has resulted in Resolution making an explicit additional allowance of £64.4m for the impact of non-market risk on the VIF of the non-profit business.

2.9 Cost of required capital

The required capital for each company (as set out in Annex 1) has been defined as the greater of:

a) the minimum amount of capital required to meet the FSA capital adequacy requirements, and

b) the capital required under Resolution's published capital management policy, and

c) the commitments made to credit rating agencies.

The cost of capital under a market-consistent embedded value is the difference between the market value of the required capital and the market-consistent value of the future release of capital, allowing for the impact of tax and investment expenses.

The cost of capital is £63.1m lower on a market-consistent basis compared with the Achieved Profits approach.

2.10 DSS premiums

Under the EEV Guidance, the value of in-force business should include an appropriate allowance for the value of "renewals"; where the definition of renewals includes recurrent single premium contracts where the level of premium is pre-defined and reasonably predictable.

This guidance represents a change in treatment for the DSS rebate business within the former Britannic companies, and results in an increase of £25.4m in the VIF compared with the Achieved Profits approach.

2.11 Cost of group required capital

Resolution holds capital at the group level in order to meet the commitments made to credit rating agencies. Under EEV, we have included this capital in our definition of required capital and have allowed for the frictional costs of holding this capital. At 30 June 2005, this cost was £7.0m.

2.12 Harmonisation

Following the merger of the Britannic and RLG companies, the Achieved Profits bases were reviewed for consistency. As a result, certain economic assumptions and methodology were updated to ensure consistency in the treatment of the life companies within Resolution.

The overall impact was to reduce the Achieved Profits VIF by £34.2m, as shown in the table below:

Key changes to EV at 30 June 2005 arising from harmonisation process (£m)
Increased cost of capital in RLG
Harmonisation of risk discount rate
Other harmonisation changes
Total impact on EV

2.13 Other

In addition to the harmonisation of bases and methodology across the Resolution group, there were some minor model developments, and restatement of results which resulted in a small increase in the opening Achieved Profits Adjusted Net Worth of £0.5m and an increase in the VIF of £8.1m.

3. EEV RESULTS AT 30 JUNE 2005

3.1 EEV at 30 June 2005

The pro-forma Achieved Profits embedded value, and the restated value on the EEV basis at 30 June 2005 are shown in the table below.

Comparison of Achieved Profits EV to EEV at 30 June 2005 (£m)

	Achieved Profits EV	EEV	Change
Adjusted net worth	1,067.4	958.2	-10.2%

Value of in-force	1,031.7	1,046.0	+1.4%
Embedded value	2,099.1	2,004.2	-4.5%
Embedded value per share	£5.81	£5.55	

Notes:

(1) Under the Achieved Profits and EEV bases, Resolution Management Services and Britannic Asset Management are included on an IFRS basis

(2) Under the Achieved Profits and EEV bases, the purchased value of in-force within Century's net worth is included within the value of in-force.

3.2 Adjusted net worth

The pro-forma adjusted net worth of Resolution at 30 June 2005 on an Achieved Profits basis was £1,067.4m(1), which reflected the net worth of Britannic on an IFRS basis, and RLG on a Modified Statutory Solvency Basis.

Following the application of IFRS to the fully merged group, and making further adjustments as described in section 2, the adjusted net worth on an EEV basis at 30 June 2005 was £958.2m. A reconciliation of the adjusted net worth under the Achieved Profits and EEV bases is shown in the table below:

Reconciliation of Achieved Profits and EEV Adjusted Net Worth at 30 June 2005 (£ı

Achieved Profits Adjusted Net Worth at 30 June 2005
Intrinsic burn-through cost on PALAL
Tax on non-profit funds surplus assets
Pension scheme surplus
Value of debt and minority interests
Other adjustments
EEV Adjusted Net Worth at 30 June 2005

(1) after a reclassification of £40m in respect of Century purchased value of in-force from net worth to value of in-force

3.3 Value of in-force

The reconciliation of the value of in-force business ("VIF") under the Achieved Profits and EEV bases at 30 June 2005 is shown in the table below.

Reconciliation of Achieved Profits and EEV VIF at 30 June 2005 (£m)

Achieved Profits VIF at 30 June 2005(2)
Impact of moving to certainty equivalent approach
Time value cost of options & guarantees: market risk
Time value cost of options & guarantees: non-market risk
Allowance for non-market risk on non-profit business
Change in cost of capital
Capitalise DSS premiums
Cost of group required capital
Harmonisation of embedded value bases
Other adjustments
Market-consistent VIF at 30 June 2005

(2) after a reclassification of £40m in respect of Century purchased value of in-force from net worth to value of in-force

These elements are described in more detail in section 2.

3.4 Derived risk discount rates by product group

Having calculated the market-consistent embedded value at 30 June 2005, the implied risk discount rates by product group were derived, as shown in the table below:

Derived Risk Discount Rates by Product Group at 30 June 2005

	WP Funds			Annuities	
	BA	PLP	PALAL		
Risk free rate	4.3%	4.3%	4.3%	4.3%	
Impact of:					
Bottom-up market risk	2.3%	2.0%	1.2%	3.9%	
Cost of options					
- market risks	0.1%				
- non-market risks	0.5%	0.2%			
Other non-market risk				0.4%	
Risk discount rate	7.2%	6.5%	5.5%	8.6%	
EEV VIF (£m)	214.7	134.4	4.7	72.7	

The VIF for the with-profits funds excludes the with-profits business of Century, Cornhill and Swiss Life (combined VIF of £15.5m). Total VIF excludes group cost of capital of £7m.

The EEV VIF shown in the table above comprises the certainty equivalent present value of future profits less the cost of options and guarantees, the allowance for non-market risks and the cost of required capital.

3.5 Components of Market-Consistent Embedded Value at 30 June 2005

Components of Market-Consistent Embedded Value at 30 June 2005 (£m)

	Net worth	Intrinsic burn-through cost	Good-will	Adjusted net worth	Certainty equi-valent VIF	Time value of options & guarantees	Allowa fo no ma ri
Life Division							
Britannic Assurance	416.0			416.0	270.0	(16.0)	(5
Britannic Retirement Solutions	40.1			40.1	22.4	0.0	(5
Britannic Unit Linked Assurance	25.0			25.0	3.9	0.0	(1
Century Life	6.9			6.9	59.8	(2.7)	(7
Cornhill portfolio	0.0			0.0	199.7	0.0	(9
Phoenix Life & Pensions	56.3			56.3	140.9	(1.8)	0
Phoenix & London Insurance	317.1	(83.7)		233.4	37.9	0.0	0
Bradford Insurance (*)	10.8			10.8	0.0	0.0	0
Phoenix Assurance (*)	205.0			205.0	211.0	0.0	(10
RSA Linked Insurances (*)	95.5			95.5	152.4	0.0	(20
Swiss Life UK							

(*)	167.7			167.7	129.1	0.0	(5
Total Life Division	1,340.4	(83.7)	0.0	1,256.7	1,227.1	(20.5)	(64
RMS	32.7			32.7			
BAM	33.7		117.5	151.2			
Group & Holding Companies							
Net assets	232.9			232.9			
External debt (RLG)	(482.5)			(482.5)			
External debt (Britannic)	(116.0)			(116.0)			
RLG preference shares	(116.8)			(116.8)			
Total Group & Holding Cos	(482.4)	0.0	0.0	(482.4)	0.0	0.0	0
TOTAL EEV	924.4	(83.7)	117.5	958.2	1,227.1	(20.5)	(64

(*) Merged into Phoenix Life Limited at 31 December 2005

4. SENSITIVITIES

The table below summarises the key sensitivities to the EEV:

EEV Sensitivities at 30 June 2005

	Change : (£m)
Base EEV at 30 June 2005	2,004.2
100 basis point increase in risk discount rates	(149.9)
100 basis point increase in equity and property returns	n/a
100 basis point decrease in risk-free rates	(18.4)
10% reduction in market values of equity and property assets	(85.9)
10% proportionate decrease in lapse rates and PUP rates	(1.2)
10% proportionate increase in lapse rates and PUP rates	(0.4)
5% proportionate decrease in mortality and morbidity (annuity)	(24.0)
5% proportionate decrease in mortality and morbidity (assurance)	22.6
Decrease in required capital to statutory minimum	15.0

100 basis point increase in risk discount rate

This sensitivity has been shown to facilitate comparison between companies. The reduction in EEV of £150m arises from increasing the risk discount rates derived in section 3.4 by 1%.

100 basis point increase in equity and property returns

There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates

A decrease in risk-free rates has minimal impact on the value of in-force business. The key impact is that the intrinsic cost of options and guarantees will increase due to the lower assumed future investment returns. This cost is

offset to some extent by the upward revaluation of the fixed interest assets.

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market values of equity and property assets leads to a reduction in the net worth of £86m.

10% proportionate decrease in lapse rates and PUP rates

A decrease in lapse and paid-up (PUP) rates across all product lines and companies results in a marginal reduction in the EEV.

10% proportionate increase in lapse rates and PUP rates

Similarly, an increase in lapse and PUP rates across all product lines and companies leave the EEV virtually unchanged.

5% proportionate decrease in mortality and morbidity (annuity)

A 5% decrease in the base mortality rates for annuity and morbidity business would cause a £24m reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in the base mortality rates for assurance and morbidity business would cause a £23m increase in the EEV

Decrease in required capital to statutory minimum

Altering the definition of required capital to the capital required to meet the statutory minimum capital requirements would reduce the cost of capital by £15m.

5. EEV METHODOLOGY

5.1 Market-consistent approach

For the purposes of EEV reporting, Resolution has adopted a market-consistent methodology. Within a market-consistent embedded value ("MCEV") framework, assets and liabilities are valued in line with market prices and consistently with each other.

- In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. Thus the value of assets is the market value of assets and the value of liabilities is the value of comparable asset cash flows.

The MCEV consists of the following components:

- Free surplus allocated to the covered business;
- Required capital, less the market-consistent cost of holding required capital; and
- Market-consistent VIF less the market-consistent cost of financial options and guarantees.

5.2 Covered business

The covered business includes the Life Insurance companies within Resolution:

Britannic Companies	RLG Companies
Britannic Assurance	Phoenix Life & Pensions
Alba Life	Phoenix & London Assurance
Britannic Unit Linked Assurance	Phoenix Assurance
Britannic Retirement Solutions	Royal & Sun Alliance Linked Insurances
Cornhill portfolio	Swiss Life (UK)

The definition of covered business excludes RMS and BAM for the reasons described below.

Resolution Management Services (RMS)

Under the EEV Guidance, productivity gains should not be recognised until they have been achieved. This treatment is inconsistent with the cost profile of closed business, where continual cost reductions are required to maintain unit costs as the business runs off. Thus, the EEV Guidance does not allow the true economic value of RMS to be reflected.

The profits from RMS will emerge on an IFRS basis, but the expected profits have not been capitalised within the EEV for Resolution.

Additionally, the expense synergies identified as arising from the merger will not be recognised until they have been achieved.

Thus, only the net worth of RMS of £33m has been included in the EEV at 30 June 2005.

Britannic Asset Management (BAM)

Similar to the treatment of RMS, at 30 June 2005, the EEV for BAM is unchanged from the approach adopted under the Achieved Profits basis, and has been taken as the sum of:

- net assets (on an IFRS basis) of £33.7m, and

- goodwill of £117.5m

At 30 June 2005, the assets under management were principally derived from the Britannic life companies, together with third party business. The asset management of the RLG Life companies is expected to be transferred to BAM during the first half of 2006.

5.3 Free surplus and required capital

The EEV Principles require capital allocated to the covered business to be split between required capital, where future distributions to shareholders are restricted, and free surplus.

The required capital for each company has been defined as the greater of:

a) the minimum amount of capital required to meet the FSA capital adequacy requirements, consisting of the greater of Pillar 1 and Pillar 2 capital requirements, where the Pillar 2 capital requirements allow for any Individual Capital Guidance received from the FSA; and

b) the capital required under Resolution's capital management policy (as set out in Annex 1); and

c) the commitments made to credit rating agencies.

5.4 Cost of capital

The EEV Principles require companies to make an allowance for the cost of capital, consistent with the definition of required capital. The cost of capital is defined as the difference between the market value of the required capital and the present value of future releases allowing for future investment return on that capital. The market-consistent cost of capital allows for investment expenses and the cost of taxation.

5.5 Value of in-force (VIF)

The approach adopted to calculate the market-consistent VIF combines deterministic and stochastic models. Deterministic techniques have been used to value 'non-option cash flows', that is cash flows whose values vary linearly with market movements. Stochastic techniques have been used to value cash flows with asymmetric pay-offs (e.g. investment guarantees).

For the deterministic approach, the calculation of the VIF involves valuing cash flows using a discount rate which reflects the risk inherent in each cash flow. In practice, it is not necessary to discount each cash flow at a different rate. The same results can be achieved by projecting and discounting all cash flows at the risk free rate under the 'certainty equivalent approach'.

The market-consistent VIF is calculated under the certainty equivalent approach by using existing embedded value models and projecting and discounting all cash flows at risk free rates.

For the stochastic approach, the MCEV calculation involves the use of stochastic models developed for the purposes of realistic balance sheet reporting.

5.6 Cost of financial options and guarantees

The EEV Principles require companies to make an explicit allowance for the time value of financial options and guarantees.

Resolution has calculated the market-consistent cost of financial options and guarantees using market-consistent stochastic models calibrated to the market prices of financial instruments at 30 June 2005. The stochastic models allow for the impact of management actions and the hedging strategies which were in place at 30 June 2005.

5.7 Allowance for non-market risk

Resolution has made explicit allowances for the impact of non-market risk:

a) Within the time value of financial options and guarantees in the with-profits funds, allowance has also been made for the impact of non-market risk where asymmetries in the shareholder interest mean that best estimate assumptions do not fully reflect the impact of extreme events.

b) Similarly, within the VIF of the non-profit business, an explicit allowance has been made for the impact of non-market risk.

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the development of Resolution's ICAs.

The table below summarises how each item of risk has been explicitly considered within the EEV for Resolution:

Type of risk	EEV methodolo
Market-related risks	Allowed for e: calculations
Non-market risks related to with-profits business (including non-profit business within with-profits funds)	Allowed for i guarantees
Non-market risks related to non-profit business which are asymmetrical relative to shareholders impact	Allowed for i risk
Non-market risks related to non-profit business which are symmetrical relative to shareholders impact	Within best e:

5.8 Value of new business

There is no value attributed to future new business.

5.9 Treatment of debt

The cost of debt and preference shares at 30 June 2005 has been calculated on a market-consistent basis, as summarised in the table below. All debt and preference shares at 30 June 2005 were unquoted, so the market-consistent value has been determined on a discounted cash flow basis, taking into account the known interest rates, and assumed terms to repayment.

Valuation of Debt and Preference Shares at 30 June 2005 (£m)

	Face value	Market-con:
Britannic senior debt	115.0	116.0
RLG senior debt	480.0	482.5
RLG preference shares	100.0	116.8
Total	695.0	715.3

5.10 Agency costs

No allowance has been made for agency costs, which represent the premium required by investors for giving up direct control of their capital to their " agents", in this case, the management of Resolution. Any allowance for agency costs will necessarily be subjective, and it is not appropriate to make such allowance for the purposes of financial reporting.

6. EEV ASSUMPTIONS

6.1 Economic assumptions

MCEV

The gilt yield at 30 June 2005 was 4.2% (defined as the annualised return on the FTSE UK 15 year gilt index). The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus 10 basis points.

Thus, the risk-free rate at 30 June 2005 was assumed to be 4.3%.

EEV

The assumed investment returns (before tax) by asset class are shown in the table below:

Investment Returns by Asset Class at 30 June 2005

	Income	Gains
Gilts	4.2%	
Other Fixed Interest	4.7%	
Index Linked Gilts	2.1%	1.7%
Equities - UK	3.1%	3.6%
Equities - Overseas	2.0%	4.7%
Property	6.7%	

6.2 Risk discount rates

The derived risk discount rates by product group and company are given below:
Derived Risk Discount Rates by Product Group at 30 June 2005

	WP Funds			Annuities	Unit-Lin!
	BA	PLP	PALAL		
Risk free rate	4.3%	4.3%	4.3%	4.3%	4.3!
Impact of:					
Bottom-up market risk	2.3%	2.0%	1.2%	3.9%	1.9!
Cost of options					
- market risks	0.1%				
- non-market risks	0.5%	0.2%			
Other non-market risk				0.4%	1.3!
Risk discount rate	7.2%	6.5%	5.5%	8.6%	7.5!

6.3 Expenses

The projected per policy expenses are based on the existing management services agreements with RMS, adjusted to allow for costs incurred directly by the life companies (eg regulatory fees).

The projected investment expenses are based on the fees agreed with BAM (or external fund managers where appropriate), allowing for the current and projected future asset mix.

Corporate expenses have not been capitalised, and will be included within the incurred expenses for RMS in each year as they arise.

6.4 Other assumptions

All other assumptions reflect the best estimate of future experience, and are reviewed regularly in light of emerging data on both industry and company-specific experience.

7. TILLINGHAST SUPPORT

The EEV methodology adopted by Resolution has been developed through close consultation with Resolution's consulting actuaries, Tillinghast, who have made the following statement:

"We have worked closely with Resolution plc to develop their European Embedded Value methodology and are satisfied that the approach used is robust and is based on market-consistent principles."

8. ERNST & YOUNG PROCEDURES

Dear Sirs

PRO-FORMA EUROPEAN EMBEDDED VALUE (EEV) INFORMATION AT 30 JUNE 2005

You have engaged us to perform an audit of the European Embedded Value balance sheet of Resolution plc at 31 December 2005 and our opinion in respect of that balance sheet will be included in the Supplementary Information to be published with the 2005 Report and Accounts.

You have engaged us to perform certain procedures in respect of the restated pro-forma European Embedded Value information as at 30 June 2005 and those procedures are the subject of this report. Due to the fact that we have not performed an audit or review of the balance sheet at 30 June 2005 of either Britannic Group plc or Resolution Life Group Ltd prepared under IFRS or on an embedded value basis, these procedures do not constitute an audit or review made in accordance with International Standards on Auditing or International Standards on Review Engagements.

In accordance with our engagement letter dated 22 November 2005 we have undertaken the procedures described below in connection with the market announcement (RNS) to be issued by Resolution plc entitled "Resolution plc adopts European Embedded Value ("EEV") Principles" on 7 March 2006 ("the pro-forma EEV information").

Responsibility

The Directors are responsible for the preparation of the pro-forma EEV information, for the contents of the market announcement and for the development and operation of the models used to compute EEVs.

It is our responsibility to perform the procedures set out below in respect of the pro-forma EEV information and to report the results of those procedures to you.

Scope of work

We have performed the procedures detailed below. Our work was undertaken in accordance with the International Standard on Related Services applicable to agreed-upon procedures engagements.

- A comparison of the European Embedded Value methodology applied by Resolution plc with the EEV principles and guidance set out by the CFO Forum;
- A review of the economic and operating assumptions applied for consistency with the EEV principles and guidance published by the CFO Forum;
- Checking on a sample basis that the models used to compute the EEV reflect the stated methodology;
- Checking on a sample basis that the disclosed economic and operating assumptions have been applied in the models used to compute the EEV;
- Agreeing the pro-forma EEV balance sheet at 30 June 2005 to the output from the models; and
- Agreeing items in the reconciliation between EEV net worth at 30 June 2005 and IFRS net assets at that date to underlying accounting records or, in the case of the Britannic Group plc IFRS net assets at that date, to the unaudited Interim Statement.

Results of procedures

In respect of the procedures listed above:

- The European Embedded Value methodology applied by Resolution plc is consistent with the EEV principles and guidance set out by the CFO Forum except for the exclusion of RMS and the asset management business from covered business as described in note 5.2 to the pro-forma EEV information;
- The economic and operating assumptions are consistent with the EEV guidance published by the CFO Forum;
- The models used to compute the EEV reflect the stated methodology and assumptions;
- The pro-forma balance sheet is consistent with the output from the models; and
- Items included in the reconciliation between EEV net worth at 30

June 2005 and IFRS net assets at that date are in agreement with underlying accounting records and, in the case of the Britannic Group plc IFRS net assets at that date, the unaudited Interim Statement.

Because the above procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance on the pro-forma EEV information.

Had we performed additional procedures or had we performed an audit or review of the pro-forma EEV information in accordance with International Standards on Auditing or International Standards on Review Engagements, other matters might have come to our attention that would have been reported to you.

This report relates only to the items specified above and does not extend to any financial statements of Resolution plc, taken as a whole. Our report is prepared solely for the purpose set out in the third paragraph of this report and for your information and is not to be used for any other purpose. Ernst & Young LLP only accepts responsibility to the addressees of this report on the basis of the engagement letter and assumes no responsibility whatsoever in respect of or arising out of or in connection with the contents of this report to parties other than yourselves. If other parties choose to rely, in any way, on the contents of this report, they do so entirely at their own risk.

Yours faithfully

9. FULL YEAR DISCLOSURES

The 2005 preliminary results will be published on 4 April 2006. At 31 December 2005, IFRS profits will be presented on an "acquisition basis", reflecting the full year profits of Britannic and the post-acquisition profits of RLG. In addition, pro-forma IFRS results for the second half of 2005 will also be provided.

The supplementary financial information provided will be on a market-consistent EEV basis at 31 December 2005 including:

- The same methodology adopted at 30 June 2005, as described in this restatement

- A detailed breakdown of the underlying MCEV by life company

- Full allowance for the impact of the 2005 Fund Merger

In addition, the supplementary financial information will include a full analysis of the EEV profits for the second half of 2005 on a pro-forma basis assuming that the merger of Britannic and RLG had completed on 30 June 2005. The expected format for this disclosure is shown below:

Expected Format for Analysis of Resolution EEV Profits for Second Half of 2005 (!

	Adjusted net worth	Va:
Expected return on existing business		
- Expected return on value of in-force		
- Transfer to net worth		
Expected return on shareholders' net worth		
Expected EEV profit before tax		

Operating experience variances

Operating assumption changes

EEV operating profit before tax

Non-recurring items

Economic experience variances

Effect of economic assumption changes

EEV profit before tax

Attributed tax charge

EEV profit after tax

ANNEX 1 - CAPITAL MANAGEMENT POLICY

A1. Non-profit or unit-linked companies

The Group's current capital management policy for companies which write primarily non-profit or unit-linked business is to maintain sufficient capital within each company:

- to cover at least the greater of 125% of its Pillar 1 capital requirements and 110% of its Pillar 2 Internal Capital Assessment ("ICA") capital requirement, as adjusted by any Individual Capital Guidance ("ICG") provided by the FSA; and

- within the shareholders' fund and/or as surplus assets within the non-profit sub fund to cover at least the greater of 100% of its Pillar 1 capital requirements and 100% of the Pillar 2 ICA capital requirement, as adjusted by any ICG, in relation to business written in the non-profit fund(s).

A2. With-profits companies - PLP & PALAL

For the two larger with-profits companies acquired from Royal & Sun Alliance Insurance Group plc (Phoenix Life & Pensions Limited and Phoenix & London Assurance Limited), the Group has undertaken to maintain sufficient capital within each company:

- to cover its Pillar 1 capital requirements by a margin of at least £50million; and

- to cover its Pillar 2 ICA capital requirements, as adjusted by any ICG, by a margin of at least £50 million.

A3. With-profits companies - Britannic Assurance

As Britannic Assurance plc was the initial company in the Group, no specific capital management policy has been agreed with the FSA in respect of this company. The historical capital management policy for the Britannic Group prior to the Merger was to hold surplus capital at the Britannic Assurance plc level.

The assumed required capital for Britannic Assurance has been defined as the maximum of:

- 100% of its Pillar 1 capital requirement; and,
- 125% of its Pillar 2 ICA capital requirement, as adjusted by any ICG

END

MSCEANDKEFDKEFE

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REG-Resolution PLC Additional Listing

Released: 13/03/2006

RNS Number:6830Z
Resolution PLC
13 March 2006

Resolution PLC

13th March 2006

Application has been made to the London Stock Exchange for 3,812 Ordinary Shares of 5p each to be admitted to the Daily Official List. The Shares to be issued result from the exercise of options under the Company's SAYE Share Option Scheme.

Copies of this announcement will be available for two business days from The Company Announcements Department of the London Stock Exchange and for a period of 14 days from the Company Secretary of Resolution PLC, 1 Wythall Green Way, Wythall, Birmingham B47 6WG and Citigroup, 33 Canada Square, London E14 5LB.

Enquiries:

Resolution plc
Att: Philip Griffin-Smith
Tel: 01564 202216

Citigroup
Att: Andrew Forrester
Tel: 020 7986 8729

END

LISAKNKPKBKDKND

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Released: 23/03/2006

RNS Number:3067A
Resolution PLC
23 March 2006

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

Royal London Asset Management have today advised the Company that their holdings registered in the name of Chase Nominees Limited has reduced to 13,856,199 ordinary shares of 5p representing 3.84% of the issued share capital of the Company.

Philip Griffin-Smith
Group Company Secretary
01564 202216

END

HOLQXLFLQXBBBBZ

REG-Resolution PLC Additional Listing

Released: 27/03/2006

RNS Number:4327A
Resolution PLC
27 March 2006

Resolution PLC

27th March 2006

Application has been made to the London Stock Exchange for 2,394 Ordinary Shares of 5p each to be admitted to the Daily Official List. The Shares to be issued result from the exercise of options under the Company's SAYE Share Option Scheme.

Copies of this announcement will be available for two business days from The Company Announcements Department of the London Stock Exchange and for a period of 14 days from the Company Secretary of Resolution PLC, 1 Wythall Green Way, Wythall, Birmingham B47 6WG and Citigroup, 33 Canada Square, London E14 5LB.

Enquiries:

Resolution plc
Att: Philip Griffin-Smith
Tel: 01564 202216

Citigroup
Att: Andrew Forrester
Tel: 020 7986 8729

END

LISAKOKKBBKDANB

Released: 29/03/2006

RNS Number:5737A
Resolution PLC
29 March 2006

29 March 2006

Resolution plc buys back preference shares in Resolution Life Group Limited from Royal & Sun Alliance Insurance Group plc

Resolution plc ("Resolution"), the largest specialist manager of UK closed life funds, announces that it has entered into an agreement with Royal & Sun Alliance Insurance Group plc ("R&SA") to purchase all the preference shares that R&SA owns in Resolution's subsidiary Resolution Life Group Limited ("RLG") for total payment of £100 million. The transaction is expected to complete on 31 March 2006 and this will be reflected in Resolution's European Embedded Value ("EEV") at 31 December 2005.

The payment will be funded from internal resources and will consist of the payment of a dividend of £13.125 million in respect of the period from 30 September 2004 to 31 March 2006 together with a cash consideration of £86.875 million representing 87% of the par value of the preference shares.

As part of the acquisition agreement, (i) the indemnity which R&SA had given to RLG in relation to potential mis-selling liabilities within the former R&SA life companies acquired by RLG in September 2004 and (ii) non-tax warranties given at the time of the sale of the former R&SA life companies will be cancelled. The best estimate reserves in respect of potential mis-selling liabilities underlying the 30 June 2005 EEV restatement published by Resolution on 7 March 2006 would not have resulted in any payment being due from R&SA under the mis-selling indemnity.

For further information, please contact:

Resolution plc
Ian Maidens, Group Chief Actuary — Tel: +44 (0)20 7489 4863
Steve Riley, Investor Relations Director — Tel: +44 (0)20 7489 4884

Temple Bar Advisory Limited
Alex Child-Villiers, Media Enquiries — Tel: +44 (0)7795 425580

Notes to editors

1. RLG completed the acquisition of the former R&SA UK life operations on

30 September 2004 for a total consideration of £850m. The consideration comprised £750m cash together with £50m of 8.75% cash preference shares and £50m of 8.75% PIK preference shares.

2. As part of the terms of the transaction R&SA agreed to share the costs of increases in mis-selling liabilities in the former R&SA life companies if the costs of those liabilities exceeded an agreed level. This could have resulted in R&SA making cash payments to RLG, capped at £76m. This liability would have expired on 31 December 2009.

3. The acquisition agreement between R&SA and RLG contained customary warranties from R&SA in connection with the former R&SA life companies concerning, amongst other matters: accounts; material contracts; intellectual property rights; IT systems; anti-trust; compliance; actuarial matters; information relating to mis-selling; properties; environment; employees and pensions and other employee benefits. These warranties expire on 31 March 2006 and there are no known claims outstanding.

END

AGRSEESUUSMSELD

RNS Number:9127A
Resolution PLC
04 April 2006

4 April 2006

Resolution plc

Unaudited results for the twelve months to 31 December 2005

- European embedded value (EEV) per share of £5.90 increased 6% from 30 June 2005

- excludes value of targeted merger synergies totalling £38 million per annum

- Four-way fund merger completed, resulting in an after tax increase in EEV of £48.4 million, principally from financial synergies

- Results have been published in accordance with IFRS for 2005. IFRS operating profit (i), including the former Resolution Life Group (RLG) for the post acquisition period from 6 September 2005, amounted to £180.4 million

- Pro forma EEV operating profit for the Group is published for the first time following the re-statement to EEV. This profit, amounted to £85.8 million (ii) for the 6 months to 31 December 2005

- Strong performance in asset management with IFRS profits up 18% to £11.8 million and third party sales 39% higher at £248 million for the year

- Proposed final dividend for 2005 of 13.21 pence per share, making 19.81 pence in total for the year, equivalent to an 11% increase

- Dividend growth rate increased to 13% from 2006 through to 2009

- Policy payouts significantly increased for over 130,000 of Resolution's with-profit policyholders benefiting from specialist management of in-force life books

- Restructuring to transfer ownership of Alba Life, previously owned by the Britannic Assurance with-profit funds, to a wholly-owned subsidiary, announced today

(i) Before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax

(ii) Before non-recurring items, financing costs and tax

Paul Thompson, Group Chief Executive of Resolution plc commented:

"This has been a transformational year, with the merger creating the leading specialist closed fund manager with significant competitive advantages.

"Our rigorous approach to financial and operational management of in-force life funds is already delivering tangible benefits to investors and policyholders. We have grown the EEV, raised dividend growth to 13% per annum and achieved higher payouts for many of our with-profit policyholders.

"Resolution remains strongly positioned to lead the future consolidation of in-force life funds through our scale, strong cashflows and proven expertise."

Newswires: There will be a conference call today for newswires at 7.30 a.m. (UK time) hosted by Paul Thompson, Group Chief Executive, and Mike Biggs, Group Finance Director. The dial in number is: +44 (0)1452 556620.

Analysts: There will be a presentation at 9.30 a.m. (UK time) at The London Stock Exchange, 10 Paternoster Square, London EC4. Slides will be available from 9.00 a.m. (UK time) at www.resolutionplc.com ahead of a live webcast of the presentation.

Photographs: High resolution photographs are available to download from the Media Centre at www.resolutionplc.com

Enquiries:

Paul Thompson: Group Chief Executive +44 (0)20 7489 4875

Steve Riley: Investor Relations Director +44 (0)20 7489 4884

Media:

Alex Child-Villiers: Temple Bar Advisory +44 (0)7795 425 580

Disclaimer

This statement may contain certain "forward-looking statements" with respect to certain of Resolution's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Resolution's control including among other things, UK domestic and global

economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Resolution affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result Resolution's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Resolution's forward-looking statements. Resolution undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

Group Chief Executive's summary

Our life and asset management businesses have performed strongly in 2005. The European Embedded Value (EEV) per share increased by 6% to £5.90 in the second half of the year with restructuring benefits coming through strongly, asset management profits and sales were up and solid progress was made towards achieving our targeted merger synergies. Our underlying operating profits on both a statutory IFRS and EEV basis were strong.

Dividend

The Board reviewed the dividend policy following the merger and is accelerating the rate of growth to 13% per annum in 2006 through to 2009, from the current policy of 11% per annum growth to 2009. The final dividend is proposed to be 13.21 pence per share making 19.81 pence per share in total representing an 11% increase for 2005. In reviewing the dividend, the Board took into account the strengthened dividend paying capacity following the merger, current and prospective EEV earnings and the strong projected cashflows underpinning the Group. From 2010, we have modelled 2% per annum dividend growth absent further value creating activities such as restructuring or acquisitions.

Merger integration

The integration of the Britannic and Resolution Life Group businesses made good progress in the final quarter of the year following completion of the merger on 6 September 2005. We are on track to deliver the estimated cost synergies of £20 million per annum by the end of 2007 with an estimated one third of those savings being achieved in 2006. The savings will materialise from rationalising life company structures, management processes, property, external spend and finance systems. Our estimate of integration costs to achieve these savings remains at £28 million.

Life company restructuring

In managing our existing life company assets, we look at ways of applying the benefits of scale and efficiency to our in-force book. At the end of 2005, the previously announced four-way merger of life businesses was completed. As a result of this fund merger, together with the natural emergence of surplus in the business, a dividend of £251 million was paid by the life division to Group in March 2006. The fund merger resulted in an after tax increase in the EEV of £48.4 million, principally from financial synergies.

On 3 April 2006, Resolution's life division completed a further restructuring

which resulted in ownership of Alba Life, previously owned by the Britannic Assurance with-profit funds, transferring to Resolution Life Limited (a wholly-owned subsidiary of Resolution plc). The terms of this transaction were reviewed by an independent actuary, Nick Dumbreck of Watson Wyatt, who reported to the boards of Britannic Assurance and Alba Life on the impact of the restructuring on policyholders. The independent actuary's terms of reference were agreed with the FSA. The EEV of Alba Life as at 31 December 2005 was approximately £214 million and the restructuring is expected to lead to an increase in the EEV of Resolution plc of approximately £50 million in the first half of 2006. The restructuring was funded using internal resources and achieves Resolution's target return on capital for closed fund acquisitions of 12% per annum including synergies.

As a result of the Alba Life restructuring and the associated reduction in the risk profile of the with-profit funds of Britannic Assurance, combined with improving investment conditions and enhanced asset/liability matching, the Britannic Assurance Board has been able to approve the distribution of a larger proportion of the surplus within the company's with-profit funds. In practice this accelerated distribution will have little impact on policies in the Ordinary Branch with-profit fund in the near future, but it is expected that payouts on with-profit policies in the Industrial Branch fund, in which a significant proportion of the policies are expected to mature in the next few years, will be increased by between 5% and 20% at the next bonus review date.

The Alba Life restructuring is another example of Resolution acting to enhance or accelerate distributions to policyholders by removing or reducing constraints within a with-profit fund.

Management see further restructuring opportunities from the existing in-force book in 2006.

Results

The EEV increased to £2,131 million at 31 December 2005, from £2,004 million at 30 June 2005, including goodwill of £145 million principally from our asset management business, and before allowing for the final dividend. This increase does not include the value of future merger synergies from cost savings or increased asset management profits.

The move to IFRS reporting requires the Group to account for the merger as an acquisition of the former Resolution Life Group (RLG). Consequently, only the IFRS profits of the former RLG post the completion of the merger on 6 September 2005 are included. On this basis, IFRS operating profit for 2005 was £180.4 million.

Following the harmonisation of reporting bases of the previous two groups using EEV methodology, the pro forma operating profit for the Group for the discrete second half of 2005, including EEV life profit, amounted to £85.8 million.

Life division

EEV operating profit for the life division for the 6 months to 31 December 2005 amounted to £84.9 million.

In addition maintaining a high equity weighting in some of our life funds contributed towards an £87.9 million uplift in the EEV profit before tax.

We seek to de-risk our operations where we see levels of risk inconsistent with a run-off business. There is considerable focus on asset liability matching and hedging interest rate risks resulting from guarantees. In the first half of the year, we substantially reduced structural longevity risk in with-profit funds

through the sale of annuity blocks totalling £3.6 billion.

Asset management

Our asset management business made strong progress during the year. Profits increased by 18% to £11.8 million benefiting from tight cost controls, increased revenues from higher equity markets and third party sales, and new assets under management from the acquisition of the life operations of Allianz Cornhill and Century Life. Retail sales increased by 39% to £248 million following fund launches and improved investment performance. There was particularly strong support from IFAs where sales grew by 130% over the year to £233 million, accelerating in the second half. Sales continue to be buoyant in 2006. Management have engineered a strong turnaround of the business in recent years and are building a fund manager with scale, dynamic marketing and significantly improved fund performance. In May 2006, the business will be rebranded Resolution Asset Management.

Asset management profits are set to grow significantly, following the completion of negotiations with F&C Asset Management plc to internalise £20 billion of Phoenix Life Group assets. The transfer of the funds was largely completed at 31 March 2006, increasing our total funds under management to £38 billion, including approximately £35 billion of policyholder assets. As a result of the internalisation, we estimate that additional profits before tax in the first full three years will increase by £18 million per annum, trending down to around £10 million per annum by 2014 as funds gradually run off. The cost of this transaction is £27 million consistent with our earlier estimate, which will be paid in April 2006.

Management services

Our service company provides policy administration services to the life division through both the in-house and outsourcing arrangements. It is also responsible for merger integration and delivering cost synergies.

Profits on an IFRS basis were £3.6 million for 2005, representing the expected 5% margin on the main administration contract with Britannic Assurance and some synergy benefits emerging from the successful integration of the Allianz Cornhill Life and Century Life acquisitions.

In 2006, we will review the potential for policy administration from off-shore providers.

Capital

Strong capital and cashflows underpin the financial strength of Resolution plc. In managing our balance sheet, we target financial metrics around an "A" category senior debt rating, indicating a target gearing ratio of around 25%, based on debt to gross EEV. Movements in the gearing ratio will reflect both the capital flows that management can generate and also the financing of future acquisitions.

In March 2006, we completed the purchase of the preference shares that Royal & Sun Alliance Insurance Group plc held in RLG, for 87% of the par value and total cash consideration of £100 million, including accrued dividends. We have reflected the terms of the buyback of these preference shares in their market value for EEV purposes as at 31 December 2005. This increased the 2005 EEV by £19.2m.

Very strong investor demand enabled us to raise gross proceeds of £500 million through a successful Innovative Tier 1 hybrid capital transaction in November 2005. The net proceeds were used to pay down the majority of our senior debt,

leaving £85 million outstanding at 31 December 2005 and a gearing ratio(1) of 24.7%, which reduced to a pro forma 22.0% following the purchase of the preference shares.

Customer strategy

Resolution has over 5 million policyholders, many of whom have lost touch with sources of financial advice. We have set up clearer communication channels, including telephone support from qualified staff to provide more transparency for customers in understanding their options, which in many cases improves policy retention. Our customer management strategy aims to build on this improved level of communication by offering access to independent advisers where an IFA does not already exist. In addition, we are marketing simple retail products sourced from third party providers, including protection, health, funeral, motor and home plans to our existing policyholders. Whilst these projects are in the pilot stage, early results are encouraging and we plan a broader business roll-out in the second half of 2006 and into 2007.

Over 130,000 of our customers received significantly higher payouts on their with-profit policies following the restructuring of life funds, where we have been able to accelerate the distribution of the inherited estate. With-profit policyholders of the former Swiss Life UK and Phoenix Assurance will have received among the highest payouts from maturing policies in the whole of the UK life insurance industry.

(1) Calculated as the total of senior debt, preference shares and perpetual reset capital securities as a percentage of total EEV equity and senior debt.

Outlook

During 2006, Resolution will use its competitive advantages and expertise to build on the significant value that has been created for its investors and policyholders in 2005. We see further restructuring potential from our existing assets, scope to build on improving fund performance and third party sales in asset management, and an opportunity to sell products and services to our 5 million policyholders. Merger synergies from cost savings and the step up in asset management profits will also begin to be realised in 2006.

We continue to believe that the dynamics of the life assurance sector will lead to further closures to new business and that the sale of closed funds to specialist managers will remain an attractive option. Against a backdrop of buoyant capital markets, disposals will be more strategically driven and timing remains unpredictable. Resolution remains well placed to take advantage of wider consolidation in the life sector, having stable cashflows, strong management and proven expertise in the management of in-force portfolios.

Paul Thompson

Group Chief Executive

Notes to editors

- Resolution plc is the largest specialist manager of closed UK life funds.

- It was formed on 6 September 2005 when the merger of Britannic Group plc and Resolution Life Group Limited (RLG) completed.

- Resolution plc's HQ is in London, with significant life operations in Wythall (Birmingham) and Liverpool. Asset management is based in Glasgow.

- Britannic's heritage dates back to 1866, but it was only in 2003 that it closed for new business to focus on acquiring closed life funds. Britannic acquired the life operations of Allianz Cornhill in December 2004 for £115m and the Century Group in March 2005 for £45m.

- RLG was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850m and Swiss Life UK for £205m in March 2005.

- Total policyholder assets were approximately £35 billion at 31 December 2005, with total funds under management of £38 billion.

- The annual general meeting will be held at Haberdashers' Hall, 18 West Smithfield, London EC1A 9HQ on 24 May 2006 at 10.30am.

- Resolution plc plans to announce interim results for 2006 on 20 September 2006.

Contents   Page

Financial review

Introduction

This has been a year in which there have been significant changes in the way that the Group's primary and supplementary financial statements have been prepared.

With effect from 1 January 2005, all European listed Groups are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. Consequently, the Group's 2005 financial statements have been prepared on this basis and the comparative amounts for 2004, previously prepared under the modified statutory solvency (MSS) basis, have been restated on an IFRS basis. However, the individual financial statements of the parent company, Resolution plc (formerly

Britannic Group plc) continue to be prepared in compliance with UK Financial Reporting Standards.

When compared with the MSS basis of preparation, the introduction of IFRS has resulted in financial statements which are different both in respect of the bases on which such information is prepared and in the way that information is presented. Particular changes to note with respect to the way in which the Group financial statements have been prepared this year are as follows:

- there is now only one income statement reflecting both policyholder and equity holder transactions; previously under the MSS basis a long term business technical account and a non-technical account were prepared;

- insurance and investment contracts are differentiated under IFRS; insurance contracts continue to be accounted for in a broadly similar way to the MSS basis; however, investment contract (mainly unit-linked policies) receipts and payments are subject to deposit accounting and taken directly to the balance sheet;

- goodwill is not amortised on a systematic basis; it is now capitalised and subjected to regular impairment testing;

- dividends (both within the Group and externally) are now only recognised when they become a legal liability, whereas previously they were accounted for in the period to which they related;

- the tax charge includes both policyholder and shareholder taxation; and

- deferred tax can no longer be discounted.

The presentation of the Group's results for the year reflects the IFRS requirement to account for the combination of the Britannic Group plc and Resolution Life Group Limited (RLG) as an acquisition. The acquisition of RLG by Britannic Group plc was completed on 6 September 2005. Accordingly, only the post acquisition results of RLG are included in the Group results for the year and the comparative figures are those of the former Britannic Group, as restated to comply with IFRS requirements.

The Britannic Group presented its results for the six months ended 30 June 2005 on an IFRS basis and restated its 2004 comparatives. The restatement as at 31 December 2004 increased total equity by £16.4m to £776.4m and increased profit attributable to equity holders for the year ended 31 December 2004 by £39.1m.

The Group has adopted European Embedded Value (EEV) reporting with effect from 30 June 2005 and results on a pro forma basis of moving to EEV for the merged Group as at 30 June 2005 were published on 7 March 2006. The EEV results have been prepared using market-consistent methodology which aligns financial reporting with the way acquisitions are appraised and the business is managed. The Britannic Group previously reported its embedded value results on the Achieved Profits basis.

IFRS Group results

For the year ended 31 December 2005, the Group made a profit before equity holder tax of £259.8m (2004: £79.0m) and a profit of £161.8m after tax (2004: £83.2m). This included a post tax contribution of £42.4m from RLG covering the period from acquisition on 6 September 2005 to the end of the year. The RLG result is after the amortisation of the acquired in-force business relating to the acquisition of RLG by Resolution plc as recognised in the consolidated income statement. There were also a number of non-recurring items mainly related to the acquisitions made by the Group and to the merger of four of the Phoenix life companies. The results, presented from an equity holders perspective, are set out below.

IFRS basis financial results (after policyholder tax)

	Full year Britannic Group £m	Post acquisition RLG £m
Life division		
With-profit	15.7	5.3
Non-profit and unit-linked	43.8	38.0
Allianz Cornhill life operations	10.9	-
Century Life	7.2	-
Swiss Life UK	-	9.0
Longer term return on shareholders' funds	34.3	9.7
Other income and charges	3.1	-
Life division profit	115.0	62.0
Asset management	11.8	-
Management services	4.3	(0.7)
Group income and charges	(12.5)	0.5
Operating profit before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax	118.6	61.8
Amortisation of acquired in-force business	(11.2)	(30.4)
Operating profit before non-recurring items, short term investment fluctuations, financing costs and tax	107.4	31.4
Non-recurring items		
Profit related to acquisition of Century Life	2.4	-
Impairment of goodwill attributed to management services	(20.0)	-
Impairment of goodwill attributed to asset management	-	-
Profit related to acquisition of Allianz Cornhill life operations	86.3	-
Release of deferred income liability	26.0	-
Post merger reorganisation costs	(2.0)	-
Fund merger costs	-	(3.8)
Fund merger benefits	-	20.9
Operating profit attributable to equity holders, based on a long term rate of investment return	200.1	48.5
Short term investment fluctuations	22.2	0.7
Change in equalisation provision	-	-
Operating profit attributable to equity holders	222.3	49.2
Financing costs	(7.5)	(4.2)
Profit before tax attributable to equity holders	214.8	45.0
Equity holders' taxation	(95.4)	(2.6)
Profit for the year attributable to equity holders	119.4	42.4

Results of the Britannic Group

Britannic life division

- Operating profit of £115.0m (2004: £74.7m)
- Significant first time contributions from Allianz Cornhill and Century Life acquisitions

Life division operating profits were up 54% at £115m and include first time contributions arising from the acquisitions of the life operations of Allianz Cornhill and Century Life.

The result for with-profit business increased by £4.9m to £15.7m with several charges to profit in 2004 not being repeated in 2005.

The non-profit and unit-linked profit increased by £19.3m to £43.8m which included £17.3m due to valuation changes for annuities and term assurance. There were favourable variances attributable to corporate bond spreads and a lack of corporate bond defaults but in all other respects the business performed consistently with underlying reserves assumptions.

The performance of the Allianz Cornhill life operations continues to exceed initial expectations with full year profits on an IFRS basis of £13.7m before integration costs of £2.8m. Amortisation related to the acquired in-force business (VIF) amounted to £4.3m.

The profit of £7.2m for the Century Life business is for the post acquisition period from 6 April 2005 to the end of the year. Amortisation related to VIF was £6.9m.

The overall return on all shareholder assets, including the assets backing the surplus in the non-profit funds, benefited from strong investment markets with actual returns exceeding the assumed rates of return. The longer term return on the surplus in the non-profit funds fell as some of these funds were used to make the acquisitions set out above.

Asset management

- Operating profit of £11.8m (2004: £10.0m)
- Good investment performance
- New products launched
- Total retail sales of £248m (2004: £178m)

Britannic Asset Management (BAM) produced an IFRS operating profit up by 18% at £11.8m (2004: £10.0m) which was driven by continued tight cost control, positive markets and increasing third party sales. The overall cost income ratio improved by 5% for 2005 with the ratio for this year at 71% (2004: 76%).

Investment performance was again strong with the two flagship pension funds outperforming - the pooled managed fund against peer Group by 0.6% and the UK equity fund against the index by 1.1%. US, Far East and Global Equities also all outperformed by at least 1% against their respective indexes.

BAM's first joint venture fund in European equities performed very strongly and a second joint venture, in UK equities, was launched in December which has again started very positively.

Retail sales through IFAs were up 130% at £233m. Total retail sales increased by 39% compared to 2004 despite the loss of the exclusive distribution

arrangement with Britannia Building Society. 65% of retail sales came in the second half of 2005 reflecting the increasing IFA franchise and investment performance.

Significant activity took place to prepare for the internalisation of funds from F&C Asset Management plc (F&C) which commenced on 1 January 2006 and which was substantially completed by 31 March 2006. This activity included adding 11 investment professionals to the front office. Following completion of the internalisation, funds under management will exceed £35bn.

As a result of the internalisation of funds a payment of £27m will be made in April. Additional one-off integration costs are expected to be approximately £4m of which £0.6m was incurred in the latter part of 2005. The Group expects profit before tax to increase by £18m per annum for the first three full years following internalisation and thereafter improvement in profit before tax will reduce to around £10m per annum by 2014, assuming the terms of the management agreements remain unchanged throughout the period.

The asset management business will be rebranded as Resolution Asset Management in May 2006.

Management services

- Operating profit of £4.3m

- Integration of Cornhill and Century completed during the year

- Merger integration progressing well:

    - Confident of achieving estimated £20m per annum merger synergies by end of 2007

    - One-off costs to achieve synergies still expected to be £28m

A management services agreement formalising the arrangements between each of the life companies and the service company became effective from 1 January 2005. The management services profit in 2005 is consistent with the expected margin from these agreements augmented by part year synergies from the successful integrations of the Cornhill and Century operations.

At the time of the merger between the Britannic Group and RLG it was stated that cost savings of £20m per annum were expected to arise by the end of 2007 from the administration of the merged group's operations. A one-off integration cost of £28m is expected to be incurred in order to secure these savings. Integration work is progressing well with plans being formulated for successful delivery of the estimated synergies on time and in line with the forecast costs.

Group income and charges

Group income and charges amounted to £12.5m for the year. Corporate expenses include costs related to the adoption of IFRS and EEV, professional fees relating to the Group's credit rating and pension costs.

Total costs attributable to the merger were £43m of which £14.2m were incurred by Resolution plc and £28.8m were incurred by RLG. All the RLG costs were incurred in the pre-acquisition period and are not therefore reflected in the Group profit for the year. The Resolution plc costs comprise £5.3m of stamp duty which has been charged to the share premium account and £8.9m of professional fees which have been added to the cost of investments in subsidiaries. Consequently, there are no transaction costs of the merger directly included within the Group's profit for the year.

Non-recurring items

During the course of the year the Group acquired three businesses which, under IFRS reporting requirements, are presented as acquisitions. On 6 April 2005 Resolution plc (formerly Britannic Group plc) acquired Century Group Limited; on 6 September 2005 Resolution plc acquired Resolution Life Group Limited; and on 30 September 2005 the life operations of Allianz Cornhill Insurance plc (ACI) were transferred to the Group following the business purchase agreement signed in December 2004.

Under IFRS reporting the Group is required to place a fair value on the assets and liabilities of each business that it acquires. For acquisitions of insurance businesses writing long term business the most valuable asset is typically the present value of in-force business. The total net of tax value of in-force business from these acquisitions at 31 December 2005, after amortisation for the period from acquisition to the year end, was £566m. For financial reporting purposes this balance must be presented gross of both policyholder and shareholder taxation. Consequently, the gross value of in-force at the year end was £1,095m and there was a related deferred tax liability of £529m. These amounts will continue to be amortised in future years in line with the run-off of the underlying business and are subject to impairment testing. The gross amortisation shown in the income statement for 2005 is £41.6m with related tax of £19.3m included in the taxation charge for the year. The gross amortisation amount includes £30.4m in respect of RLG, £6.9m in respect of Century and £4.3m in respect of ACI.

The Century Group was acquired for a total consideration of £47.5m, including costs. As a result of applying fair values to the acquired assets and liabilities there was an excess of net assets over consideration of £2.4m which has been recognised within the consolidated income statement.

RLG was acquired for a total consideration of £1,060m, including costs of £9m, satisfied by the issue of 164,249,733 new ordinary shares in Resolution plc. The fair value of the new ordinary shares was £1,051m, based on the closing price of the shares on 5 September 2005. The fair value of the assets acquired was £1,056m with a minority interest of £108m. The acquisition gave rise to goodwill on acquisition of £112m which, in accordance with accounting requirements, has been allocated to the appropriate business cash-generating units or, for the Group, specifically to the business segments which are expected to benefit from the synergies of the merger. The goodwill arising on acquisition has been allocated to the business segments as follows: life operations £65m, management services £30m and asset management £17m. For the management services business, these synergies are planned to be phased in over the next two years with full benefit expected by the end of 2007. Impairment testing for goodwill, however, does not permit the benefit from future restructurings to be taken into account. For this reason the Group has determined that £20m of goodwill should be impaired. Expected benefits will be reflected directly in the income statement as they arise.

The Britannic Group entered into a business purchase agreement with ACI in December 2004 to acquire the UK life business of ACI for a consideration of £116.7m. At that time a reassurance arrangement was put in place between the Britannic Group and ACI pending the transfer of the business to the Britannic Group. The assets and liabilities of the UK life business were transferred to the Group under Part VII of the Financial Services and Markets Act 2000 on 30 September 2005. At the same time the existing reassurance agreement between the Group and ACI was terminated. The application of fair values to the acquired assets and liabilities resulted in an excess of net assets over consideration of £86.3m and this has been recognised within the consolidated income statement. There has been a significant increase compared to the £64.5m profit recorded in 2004 under the Achieved Profits basis, primarily due to savings in integration costs and lower than expected lapse rates following the transfer of the

portfolio.

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Group pension schemes

The principal scheme is the Britannic Group pension scheme, a final salary scheme which is generally closed to new entrants. The scheme had a surplus of £93.7m at 31 December 2005 (2004: £102.1m) and consequently no contributions are currently being made by the Group to the scheme. On 1 January 2005 the majority of the benefits and risks of the Britannic Group pension scheme that were previously borne by the Britannic Assurance with-profit fund were transferred to the equity holders' funds. At the same time the management services agreement with the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday. This has given rise to a one-off gain of £26m which is reflected in the consolidated income statement as a release of the deferred income liability set up upon the transfer of the scheme to equity holders.

In accounting for the Britannic Group pension scheme, the net impact on profit for the year is a charge of £1.6m representing the excess of the servicing and interest costs over the amortisation of the deferred income liability. Net actuarial losses for the year of £1.5m are shown in the statement of recognised income and expenses and do not impact on the income statement for the period.

The Phoenix Life Group pension scheme is closed to new members and future service accrual. It has a deficit of £5.3m on an IFRS basis. Net actuarial losses for the period from acquisition of £1.7m are shown in the statement of recognised income and expenses and do not impact on the income statement for the period.

Capital and financing

On 17 November 2005, Resolution plc issued £500m of perpetual reset capital securities which carry a coupon rate of 6.5864% per annum. This was a successful listing with the securities being approximately four times over-subscribed. The securities are listed on the London Stock Exchange.

The securities have no fixed maturity date and coupon payments may be deferred at the option of the Company; accordingly the securities meet the definition of equity for financial reporting purposes. The securities also meet the conditions for Innovative Tier 1 capital treatment in the calculation of the Group Capital Resources under the regulations prescribed by the Financial Services Authority.

The proceeds of the issue amounted to £495m after deducting the issue costs of £5m. The new funds were used principally to repay RLG's existing senior debt of £480m.

The Group has a number of with-profit funds that report on a realistic balance sheet basis. The overall surplus measured on this basis for the with-profit funds together with surpluses on other with-profit funds and the non-profit funds, being the excess of capital resources available over capital requirements

is £1,547m.

Taxation

The tax charge in the consolidated income statement is a combination of tax attributable to equity holders in respect of all Group operations and tax attributable to policyholders in respect of the life operations. The accounts in prior years, prepared on the MSS basis, only included in the non-technical account the tax charge attributable to equity holders. On the IFRS basis the total tax charge will therefore not only be greater, but can vary significantly from year to year as a result of the way that policyholder taxation is calculated. The overall tax rate this year in the consolidated income statement is 54.3%.

The equity holder tax attributable to life business is based on an underlying rate of 30% with adjustments made where appropriate. The underlying rate of 30% has been used as this is the rate of tax borne by life companies on that part of the annual surplus declared which is available for transfer to the equity holders. This life equity holder tax together with the equity holder tax attributable to the non-insurance operations gives an overall equity holder tax charge of £95.4m on profits of £214.8m for the Britannic Group. The tax charge comprises £51.2m in respect of all operating activities (including non-recurring items), £48.4m in respect of the surplus in the non-profit funds, as described further below, and a £4.2m credit related to tax on the amortisation of the value of acquired in-force business. Included in the pre-tax result are certain items for which no tax charge or credit is recognised. These include the profit arising from the acquisition of ACI and Century Life and the impairment of goodwill related to the management services operations.

The tax provision in respect of the surplus in Britannic Assurance's non-profit fund (previously referred to as Shareholders' Retained Capital) has been increased to £72m resulting in an increase in the tax charge for the year of £48.4m. As a manager of a number of closed life funds, the Group has taken the view that all of the surplus will eventually be distributed to equity holders and that it is therefore prudent to provide for tax on that basis.

Similarly, a provision has been established for the deferred tax in respect of RLG's non-profit surplus. A provision of £66m was included in the acquisition balance sheet of RLG which did not change significantly in the post acquisition period to 31 December 2005.

Results of the Resolution Life Group

RLG prepared its results on a MSS basis until 30 June 2005. Consequently, comparative figures for the six months ended on that date have been presented below on that basis. The results from 1 July 2005 have been prepared on an IFRS basis and are set out separately for the periods pre and post the acquisition date of 6 September 2005. As RLG made its first business acquisition on 30 September 2004 there are no relevant comparative figures for 2004.

RLG made a post acquisition profit of £42.4m after tax and after amortisation of acquired in-force business arising from the consolidation of the RLG results into Resolution plc. The amortisation of acquired in-force business reduced pre tax profits by £30.4m and reduced after tax profits by £15.3m. RLG made a pro forma profit of £24.8m after tax for the 6 months to 31 December 2005. In the first 6 months of the year RLG made a profit after tax on the MSS basis of £27.7m.

Financial results of RLG

	IFRS basis 6 Sep to	IFRS basis 1 July to

	31 Dec 05 £m	05 Sep 05 £m
Life division results		
With-profit	5.3	6.3
Unit-linked	(4.8)	13.4
Non-profit	42.8	(9.9)
Swiss Life UK	9.0	(6.5)
Longer term return on shareholders' investments	9.7	4.8
Life division profit	62.0	8.1
Management services	(0.7)	-
Group income and charges	0.5	1.2
Operating profit before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax	61.8	9.3
Amortisation of acquired in-force business	(30.4)	-
Operating profit before non-recurring items, short term investment fluctuations, financing costs and tax	31.4	9.3
Non-recurring items		
Merger costs	-	(22.8)
Unamortised balance of senior debt issue costs	-	(5.3)
Separation costs	-	-
Fund merger costs	(3.8)	-
Benefits from fund merger	20.9	-
Operating profit/(loss) attributable to equity holders, based on a long term rate of investment return	48.5	(18.8)
Short term investment fluctuations	0.7	0.7
Financing costs	(4.2)	(7.0)
Profit/(loss) before tax attributable to equity holders	45.0	(25.1)
Equity holders' taxation	(2.6)	7.5
Profit/(loss) for the period attributable to equity holders	42.4	(17.6)

Life division results

The following operational commentary compares pro forma IFRS results for the full six months ended 31 December 2005 to the MSS basis results for the six months ended 30 June 2005.

Profits from with-profit funds fell by £1.2m in the second half of the year reflecting changes in bonus rates. Profits from unit-linked business almost halved in this period. While there were a number of offsetting factors, including IFRS adjustments, the result primarily reflected an increase of £7.6m in the mortgage endowment provision at year end. Similarly, the results from the

non-profit business, which increased by £13.9m in the second half of the year, were impacted by a number of factors. Reductions in surrender profits and increases in deferred annuity reserves have been more than offset by improvements in expense assumptions, tax and investment margins. The Swiss Life result in the second half year benefited from favourable experience in a number of areas including the removal of new business strain on business no longer written and lower claims run off provisions on the PHI book offsetting an accelerated write-off of deferred acquisition costs.

The pro forma results for the six months ended 31 December 2005 for the with-profit business show a consistent performance in the pre and post acquisition periods. The unit-linked result benefited from the impact of moving to IFRS and reserve releases in the pre-acquisition period, offset by an additional cost in relation to the new management services agreement, as referred to below. The post acquisition result was impacted by the increase of £7.6m in the mortgage endowment provision. The non-profit result in the pre acquisition period was adversely impacted by increases to deferred annuity and other reserves. The post acquisition period benefited from improvements in expense experience, tax and investment margins.

Further, in order to ensure consistency in preparing the results of the merged Group certain actuarial assumptions have been aligned. This resulted in a £15m reduction in profits in the pre acquisition period across the unit-linked, non-profit and the Swiss Life books of business.

Management services

Although RLG had outsourced its administration services several years ago it had not established formal arrangements between its service company and its life operations until the signing of a management services agreement during 2005. With that agreement now in place all of the services provided by the Group's management services division to its life operations are now formally established. There was a small loss of £0.7m in the post acquisition period.

Group income and charges

Group income and charges of £0.5m for the post acquisition period and £1.7m for the six month period include investment income of £3.4m in the post acquisition period and £7.2m for the six months ended 31 December 2005. Investment income includes both external interest and interest receivable from policyholders in respect of loans made to the with-profit funds. Group charges include the corporate costs and salaries for the Group head office.

Non-recurring items

A number of non-recurring items affected the RLG results during the year.

Merger costs of £22.8m were incurred in the second half of the year in addition to the £6m incurred during the first half of the year. These costs include the legal, reporting accountants and compliance costs, investment bankers' fees and compromise payments made to the former directors of RLG.

As previously noted, in November 2005, Resolution plc issued £500m of perpetual reset capital securities. The proceeds from this issue were used principally to redeem RLG's outstanding senior debt. The unamortised balance of the senior debt issue costs of £5.3m, which had previously been capitalised, were eliminated in the acquisition balance sheet as a fair value adjustment. For the purposes of presenting the pro forma IFRS results this has been shown as a pre acquisition expense.

On 31 December 2005 a four-way fund merger under Part VII of the Financial

Services and Markets Act 2000 was completed. This merger brought together the long term insurance businesses of Bradford Insurance Company Limited, Phoenix Assurance Limited and Swiss Life (UK) plc with Royal & Sun Alliance Linked Insurances Limited (now renamed Phoenix Life Limited). This restructuring improved capital efficiency and will reduce operating costs. As a result of this merger, for which costs of £3.8m were incurred, benefits of £20.9m have been recognised in the post acquisition period. The funds merger also facilitated the release of surplus capital previously retained within these companies.

Financing costs

Financing costs of £11.2m for the six months ended 31 December 2005 represent the interest paid on RLG's senior debt. The senior debt was repaid on 21 November 2005.

Taxation

The shareholder tax attributable to life business is based on an underlying rate of 30% with adjustments made where appropriate. The tax charge in the post acquisition period includes a credit of £15.1m related to the amortisation of acquired in-force business.

Equity holders' cash flow

The consolidated financial statements contain a consolidated cash flow statement for the year ended 31 December 2005. In conformity with the requirements of IFRS this consolidated statement comprises all of the policyholder and equity holder cash flows which have occurred during the year for the Britannic Group and the post acquisition cash flows of RLG.

The Board believes that in addition to this statement, it is helpful to make disclosure of the cash flows that have occurred in respect of the equity holders alone. This information is presented on a pro forma basis for the six months ended 31 December 2005 and shows cash flows for Resolution plc and its principal holding company subsidiaries, RLG and Resolution Life Limited. It therefore excludes cash flows within the life, management services and asset management divisions.

Pro forma cash flows (excluding cash equivalents)

Cash at 1 July 2005

Cash inflows during the period

Dividends in respect of 2005 received
from Britannic Assurance plc
Loan received from Phoenix Life Ltd
Loan received from RL(ULPF) Ltd
Perpetual reset capital securities, net of issuance costs of £5m

Cash outflows during the period

Capital injection for Resolution Management Services (
Loan repaid to RL(ULPF) Ltd (

Loan repaid to Bradford Insurance Company Ltd	
Repayment of RLG senior debt	(
Repayment of Resolution plc senior debt	(
Dividends to ordinary shareholders	(
Senior debt interest paid	(
RLG merger expenses	(
Britannic Group merger expenses	(
Other expenses	
Cash at 31 December 2005	

Further dividends totalling £251m have been approved by subsidiary life company Boards in respect of 2005 and were received by Resolution plc and its principal holding company subsidiaries in March 2006.

EEV Pro Forma Group Results

For the six months ended 31 December 2005, the Group made a pro forma EEV profit before tax of £160.5m and a profit of £118.4m after tax. This includes the pro forma results of the asset management and management services divisions on an IFRS basis for the six month period.

EEV per share increased to £5.90 per share, (30 June 2005: £5.55), an increase of 6% reflecting an increase in embedded value to £2,130.9m (30 June 2005: £2,004.2m).

Results of the life division

- Life operating profit before tax £84.9m
- Four-way fund merger benefits £69.1m
- Favourable investment returns £87.9m

The total life division EEV profit before tax, after taking account of the non-recurring items, economic experience variances and economic assumption changes is £224.9m.

Life operating profit

The EEV operating profit before tax for the life division of £84.9m was broadly in line with the expected EEV profit before tax of £87.9m. Overall operating experience variances increased profits by £39.9m, but this benefit was offset by changes to operating assumptions which amounted to a charge to profits of £42.9m.

Operating experience variances include an improvement in tax margins offset by increases in the costs of making mortgage endowment compensation and increased costs in respect of deferred annuities. Otherwise, overall experience was broadly in line with the underlying assumptions.

The changes to operating assumptions primarily arose from the implementation of the management services agreement between the RLG life businesses and Resolution Management Services and the strengthening of reserves for mortgage endowment compensation.

Non-recurring items

The synergies arising on completion of the four-way fund merger in December 2005 resulted in a one-off EEV profit of £69.1m, including synergies benefiting the value of in-force business. This profit represents the EEV profit of £48.4m grossed up at the shareholder rate of tax of 30%.

Economic experience variances

The strong performance of equity markets over the last six months of 2005, helped by favourable corporate bond spreads and lack of corporate bond defaults, resulted in positive total economic experience variances of £87.9m

Economic assumption changes

Long term investment return assumptions have been revised following a reduction in gilt rates. This gave rise to a £17.0m charge to profits for economic assumption changes.

Other Components of EEV Profit

Asset management and management services

The pro forma EEV operating profits for the two non-life divisions have been included on an IFRS basis. Asset management produced profits of £5.8m for the six month period and management services operating profits of £2.0m for the same period, before non-recurring items.

Group income and charges

Group income and charges amounted to £6.9m for the six months. This is comprised of £8.6m net charges for Britannic Group and net income of £1.7m for RLG, calculated on an IFRS basis.

Non-recurring items

A number of non-recurring items arose during the six month period, as set out below.

Agreement on buy back of preference shares
Impairment of management services goodwill
RLG pre acquisition merger costs
Unamortised balance of senior debt issue costs
Post acquisition merger costs

An agreement has been reached with Royal & Sun Alliance Insurance Group plc to buy back preference shares issued by Resolution Life Group Limited for £100m (including accumulated interest) at 31 March 2006. The terms of the buy back of these preference shares have been reflected in the market value for EEV purposes as at 31 December 2005. This gives rise to an EEV profit of £19.2m in the 2005 results.

The other non-recurring items referred to above are as covered earlier in the Financial Review.

Market consistent value of equity and debt

Senior debt, preference shares and perpetual reset capital securities have been valued on a market consistent basis. This results in a charge of £19.2m for the six months, primarily due to the valuation of the perpetual reset capital securities. These securities are listed and have been valued at their market price of £515m in the EEV, compared to an initial cost of £495m net of issue costs. This change has been reported as an economic experience variance.

Financing costs

Financing costs for the six months amounted to £15.2m representing £11.2m of interest paid on RLG's senior debt and £4.0m of interest paid by Resolution plc on its borrowings.

Movements in embedded value

Embedded value at 31 December 2005 was £2,130.9m, an increase of £126.7m (6.3%) on the embedded value at 30 June 2005. This increase in value arises out of the EEV profit after tax (£118.4m), an increase in capital of £32.8m, the interim dividend of £23.8m and other minor items of £0.7m.

The increase in capital arose on the acquisition of RLG. It constitutes the value of shares issued to purchase the goodwill that has been allocated to the asset management (£17m) and management services (£30m) businesses less capitalised acquisition costs of £14.2m.

Financial management objectives

The intention of the Board is that on an ongoing basis the financial management objectives of the Group will be consistent with credit ratings in the "A" category. In the event of no suitable acquisition opportunities arising, the Board will return surplus capital to investors consistent with prudent financial management and maintaining a strong credit rating. In the event of a return of capital to investors, the Board will attribute funds proportionately to shareholders and holders of the perpetual reset capital securities to ensure equitable treatment of both groups of investors. This would entail the buy back of shares from equity shareholders and holding back a proportionate amount of cash for the ultimate redemption of the perpetual reset capital securities.

Dividends

An interim dividend of 6.6p per share was paid in October 2005. A final dividend of 13.21 pence per share is being proposed and, if approved by shareholders, would become payable on 2 June 2006. The dividend would be payable to those shareholders on the register of members at the close of business on 19 May 2006. The total cost of the interim dividend was £23.8m and the proposed final dividend would amount to £47.7m. Details of the new dividend policy are given in the Group Chief Executive's summary.

RESOLUTION plc

GROUP SUMMARY FINANCIAL INFORMATION: INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS

The financial information in this preliminary announcement is not the company's statutory accounts. The statutory accounts for the year ended 31 December 2005 have not been delivered to the Registrar of Companies and the auditors have not made a report on those accounts under section 235 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies and the auditors have made a report on those accounts under section 235 of the Companies Act 1985, which was unqualified and contained no statement under section 237(2) or (3) of the Act.

Consolidated income statement for the year ended 31 December 2005

	Notes
Gross premiums written	
Less: premiums ceded to reinsurers	
Net premiums written	
Fees and commissions	
Net investment income	
Total revenue, net of reinsurance payable	
Other operating income	3
Net income	
Policyholder claims	
Less: reinsurance recoveries	
Change in insurance contract liabilities	
Transfer to unallocated surplus	
Net policyholder claims and benefits incurred	
Change in investment contract liabilities	
Acquisition costs	
Amortisation of acquired in-force business	
Administrative expenses	4
Net income attributable to unit holders	
Total operating expenses	
Operating profit before financing costs and income taxes	
Financing costs	
Profit for the year before income taxes	
Income taxes	5
Profit for the year attributable to equity holders	
Attributable to:	
Ordinary shareholders	
Perpetual reset capital securities	
Minority interests	
Earnings per ordinary share	
Basic earnings per ordinary share (pence)	6
Diluted earnings per ordinary share (pence)	6

Dividends on ordinary shares (1)
Interim 2005 at 6.60p (2004: 5.45p) per ordinary share
Proposed final 2005 at 13.21p (2004: 12.40p) per ordinary share

Analysis of equity holders' attributable profit for the year ended 31 December 2005

	Notes
Operating profit before financing costs and income taxes	
Financing costs attributable to policyholders	
Policyholders' share of income taxes	5
Operating profit attributable to equity holders based on a long term rate of investment return, before amortisation of acquired in-force business, non-recurring items and short term investment fluctuations	
Amortisation of acquired in-force business	
Non-recurring items	
Short term investment fluctuations	
Operating profit attributable to equity holders	
Financing costs attributable to equity holders	
Profit before income taxes attributable to equity holders	
Equity holders' share of income taxes	5
Profit for the year attributable to equity holders	

(1) Dividends on ordinary shares are shown as a movement in retained earnings as set out in note 11. The proposed final dividend for 2005 will be included in the movements in retained earnings in 2006.

Consolidated statement of recognised income and expense for the year ended 31 December 2005

	Notes
Actuarial losses of defined benefit pension schemes	
Revaluation gain on owner-occupied property	
Income taxes	5
Net expense recognised directly in equity	

Profit for the year attributable to equity holders

Total recognised income and expense for the year attributable to equity holders

Consolidated balance sheet as at 31 December 2005

	Notes
EQUITY AND LIABILITIES	
Equity attributable to equity holders of the parent	
Share capital	8
Share premium	7
Perpetual reset capital securities	9
Reserves	10
Retained earnings	11
Total equity attributable to equity holders of the parent	
Minority interests	12
Total equity	7
Liabilities	
Pension scheme deficit	
Insurance contracts	
Liabilities under insurance contracts	
Unallocated surplus	
Equalisation provision	
Provisions	
Financial liabilities	
Investment contracts	
Borrowings	
Derivatives	
Net asset value attributable to unit holders	
Deferred tax	
Payables related to direct insurance contracts	
Deferred income	
Investment contracts	
Other	
Current tax	
Accruals	
Trade and other payables	
Total liabilities	
Total equity and liabilities	

Consolidated balance sheet as at 31 December 2005 (continued)

Notes

ASSETS

Pension scheme surplus

Property, plant and equipment

Intangible assets
Goodwill
Acquired in-force business
Deferred acquisition costs
Other

14

Investment property

Financial assets
Loans and deposits
Derivatives
Equities
Fixed income securities
Collective investment schemes

Insurance assets
Reinsurers' share of insurance contract liabilities
Reinsurance receivables
Insurance contract receivables

Current tax
Prepayments
Trade and other receivables
Cash and cash equivalents

Total assets

Consolidated cash flow statement for the year ended 31 December 2005

Cash flows from operating activities

Net decrease/(increase) in operating assets and liabilities
Finance costs
Taxation paid

Net cash flows from operating activities

Cash flows from investing activities
Purchase of financial assets
Proceeds from sale of financial assets
Additions to investment property
Proceeds from sale of investment property
Purchase of subsidiaries
Proceeds from sale of subsidiary
Purchase of property, plant and equipments
Purchase of intangible assets

Net cash flows from investing activities

Cash flows from financing activities
Proceeds from issue of share capital
Cost of issuing shares
Sale of treasury shares
Proceeds from issue of perpetual reset capital securities
Payment of finance lease liabilities
Net repayment to unit holders
Dividends paid
Repayment of borrowings

Net cash flows from financing activities

Net increase/(decrease) in cash and cash equivalents

Cash and cash equivalents at the beginning of the year

Cash and cash equivalents at the end of the year

Notes to the consolidated financial statements

1. Financial information

The financial information on pages 23 to 28 has been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use by the European Union (EU). The comparative amounts for the year ended 31 December 2004 are based on the Group's financial statements for that year after adjustment for the transition from UK GAAP to IFRS.

The Group has adopted IAS 32 Financial Instruments: Disclosure and Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts on 1 January 2005, as permitted by IFRS 1, without restating the comparative amounts for 2004, which have been presented under UK GAAP. The Group has voluntarily adopted the principles set out in FRS 27 Life Assurance, issued by the UK Accounting Standards Board in December 2004. FRS 27 requires certain with-profit insurance liabilities to be reported on the 'realistic balance sheet' basis and disclosures to be given concerning the allocation of capital.

2. Segment analysis

Resolution plc comprises three segments - Life division, Asset management and Management services. The Group has negligible overseas operations.

The segment information disclosed below includes the subsidiaries acquired in 2005 from their respective acquisition dates. The segment information also reflects the adoption of IAS 32, IAS 39, IFRS 4 and FRS 27 from 1 January 2005. The comparative information for 2004 has not been restated. Inter-segment services are priced on an arm's length basis taking into account the risks borne by the provider.

Income tax assets and liabilities are excluded from segment assets and liabilities in accordance with IAS 14 segment reporting and are shown under unallocated assets and liabilities.

Year ended 31 December 2005

	Life division	Asset management	Management services
	£m	£m	£m
Segment revenue			

Gross premiums written	444.8	-	-
Premiums ceded to reinsurers	(50.4)	-	-
Net premiums written	394.4	-	-
Fees and commissions			
external	42.2	24.8	-
internal	-	17.6	172.0
	42.2	42.4	172.0
Segment result	358.3	11.8	3.6
Corporate expenses			
Corporate interest income			
Corporate interest expense			
Income taxes - policyholder			
- equity holder			
Total profit after tax attributable to equity holders			

	Life division £m	Asset management £m	Management services £m
Other segment information			
Segment assets employed	41,723.2	59.7	182.5
Goodwill	65.0	134.5	10.0
Unallocated corporate assets	-	-	-
Consolidated total assets	41,788.2	194.2	192.5
Segment liabilities	38,327.9	22.2	125.2
Unallocated corporate liabilities	-	-	-
Consolidated total liabilities	38,327.9	22.2	125.2
Acquisition of in-force business	1,114.2	-	-
Other capital expenditure	4.2	-	1.8
Amortisation of acquired in-force business	(44.9)	-	-
Other amortisation and depreciation	(27.3)	-	(3.7)
Non-recurring items			
Profit on acquisitions	88.7	-	-
Impairment of goodwill attributed to management services	-	-	(20.0)
Release of deferred income liability	-	-	26.0
Post merger reorganisation costs	-	(0.6)	(1.4)
Fund merger benefits (net)	17.1	-	-

The release of the deferred income liability of £26.0m relates to the gain arising on the transfer of the with-profit funds' interest in the Britannic defined benefit pension scheme.

Year ended 31 December 2004

	Life division £m	Asset management £m	Management services £m
Segment revenue			
Gross premiums written	526.3	-	-
Premiums ceded to reinsurers	(355.4)	-	-
Net premiums written	170.9	-	-
Fees and commissions -external	-	27.2	-
-internal	-	14.8	-
	-	42.0	-
Segment result	81.6	1.4	-
Corporate expenses			
Corporate interest income			
Corporate interest expense			
Income taxes			
Total profit after tax attributable to equity holders			

	Life division £m	Asset management £m	Management services £m
Other information			
Segment assets employed	12,584.4	52.0	-
Goodwill	-	117.5	-
Unallocated corporate assets	-	-	-
Consolidated total assets	12,584.4	169.5	-
Segment liabilities	11,852.0	15.2	-
Unallocated corporate liabilities	-	-	-
Consolidated total liabilities	11,852.0	15.2	-
Capital expenditure	112.5	0.5	-
Amortisation and depreciation	(3.2)	(1.3)	-
Non-recurring items	(4.0)	-	-
Non-cash expenses other than amortisation and depreciation	(20.0)	(8.0)	-

The non-recurring item of £4.0m relates to restructuring costs incurred following the reassurance to the Group of the life and pensions business of Allianz Cornhill Insurance plc. The non-cash expenses comprise £20.0m deferred acquisition costs and £8.0m goodwill impairment in respect of the asset management operation.

3. Other operating income

Excess of the Group's interest in the fair value of the net assets of Century Gr

Limited and the life business of Allianz Cornhill Insurance plc over cost (note :

Gain arising on the transfer of the with-profit funds' interest in the Britannic defined benefit pension scheme
Other income

On 1 January 2005 the majority of the risks and benefits of the Britannic Group defined benefit pension scheme that were previously borne by the with-profit funds of Britannic Assurance plc were transferred to the equity holders' funds. At the same time the management services agreement between Resolution Management Services Limited and the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday previously attributable to the with-profit funds. The profit arising to equity holders reflects the assumption of risk by the equity holders in exchange for pricing certainty obtained by the with-profit funds.

4. Administrative expenses

Staff costs and other employee related costs
Defined benefit pension scheme service cost
Contributions to defined contribution pension schemes
Depreciation of property, plant and equipment
Amortisation of other intangible assets
Operating lease rentals
Post merger reorganisation costs
Impairment of goodwill
Other expenses

Other expenses includes £nil (2004: £65.2m) relating to an implicit pension holiday within the unit charges agreed between the equity holders and the with-profit funds under a new management services agreement which came into effect on 1 January 2005. These unit charges were taken into account in the calculation of the long term business provision as at 31 December 2004.

More to follow, for following part double-click [nRN2D9127A]

RNS Number:9127A
Resolution PLC
Part 3 : For preceding part double-click [nRN1D9127A]

5. Income taxes

(a) Current year tax charge

Current tax:
UK corporation tax
Overseas tax

Adjustment in respect of prior years

Deferred tax:
Reversal/(origination) of temporary differences
On non-profit surpluses
On amortisation of acquired in-force business
Other
Recognition of previously unrecognised tax loss/tax credit
Reversal of write down/(write down) of deferred tax assets

Total income tax expense

Attributable to : policyholders
: equity holders

Unrecognised tax losses of previous years have been used to reduce current tax expense and deferred tax by £5.0m (2004: £6.3m) and £20.3m (2004: £2.8m) respectively. The Group, as a proxy for policyholders in the UK, is required to pay taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense. The tax expense attributable to policyholder earnings was £94.2m (2004: £11.5m).

The deferred tax charge for 2005 includes £48.4m in respect of the surplus in the non-profit fund of Britannic Assurance.

(b) Tax charged to Statement of Recognised Income and Expense

Current tax
Deferred tax

6. Earnings per share

The profit attributable to ordinary shareholders for the purposes of computing earnings per share has been calculated as set out below. In accordance with IFRS this is after deducting dividends and coupons on equity instruments paid in the year.

Profit for the year attributable to equity holders
Less: Dividends paid on preference shares
Coupons paid on perpetual reset capital securities
Profit for the year attributable to ordinary shareholders

The basic earnings per share of 65.0p (2004: 42.3p) has been based on the profit of £161.8m (2004: £83.2m) and a weighted average number of ordinary shares outstanding during the year of 248,939,286 (2004: 196,576,702), calculated as follows:

Issued ordinary shares at beginning of year
Effect of ordinary shares issued
Weighted average number of ordinary shares

The diluted earnings per share of 64.4p (2004: 41.9p) has been based on the profit of £161.8m (2004: £83.2m) and a diluted weighted average number of ordinary shares outstanding during the year of 251,314,072 (2004: 198,410,451) calculated as follows:

Weighted average number of ordinary shares at end of year
Effect of ordinary share options in issue
Weighted average number of ordinary shares (diluted)

7. Statement of changes in equity

	Share capital £m	Share premium £m	Perpetual reset capital securities £m	Reserves £m	Ret… ear… …
At 31 December 2004	9.8	47.2	-	0.9	71…
Effect of implementing IAS 32, IAS 39, IFRS 4 and FRS 27	-	-	-	-	(4
At 1 January 2005	9.8	47.2	-	0.9	71…
Total recognised income and expense for the year attributable to equity					

holders	-	-	-	0.1	15
Dividends on ordinary shares	-	-	-	-	(4
	9.8	47.2	-	1.0	82
Issue of ordinary share capital	8.3	0.6	-	1,043.0	-
Issue costs	-	(5.3)	-	-	-
Equity share options issued	-	-	-	1.3	-
Preference shares of acquired business	-	-	-	-	-
Issue of perpetual reset capital securities	-	-	500.0	-	-
Issue costs, net of tax relief	-	-	(3.5)	-	-
At 31 December 2005	18.1	42.5	496.5	1,045.3	82

Tax relief on the costs of issuing the perpetual reset capital securities amounts to £1.5m.

	Share capital £m	Share premium £m	Perpetual reset capital securities £m	Reserves £m	Ret earn
At 1 January 2004, as previously reported	9.8	21.7	-	25.5	66
Transfer between reserves	-	25.3	-	(25.3)	-
At 1 January 2004, as restated	9.8	47.0	-	0.2	66
Total recognised income and expense for the year attributable to equity holders	-	-	-	-	7
Dividends on ordinary shares	-	-	-	-	(3
	9.8	47.0	-	0.2	71
Issue of ordinary share capital	-	0.2	-	-	-
Equity share options issued	-	-	-	0.7	-
Change in own shares acquired	-	-	-	-	3
At 31 December 2004	9.8	47.2	-	0.9	71

The transfer between reserves relates to the establishment of a minimum share premium in accordance with the requirements of section 132 Companies Act 1985, in respect of a previous group reconstruction.

8. Share capital

Authorised: 500m (2004: 260m) ordinary shares of 5p each

Issued and fully paid: 361.1m (2004: 196.7m) ordinary shares of 5p each

Shares in issue at 1 January
Shares issued under share option schemes
Shares issued on acquisition of Resolution Life Group Limited

Shares in issue at 31 December

9. Perpetual reset capital securities

At 1 January
Issued in the year
Issue costs, net of tax relief
At 31 December

£500m of perpetual reset capital securities ('the Notes') were issued by Resolution plc on 17 November 2005. The Notes are listed on the London Stock Exchange. The proceeds of the issue amounted to £496.5m after deducting the issue costs of £3.5m, net of tax relief.

10. Reserves

	Share options reserve £m	Revaluation reserve £m	O re
At 1 January 2005	0.9	-	
Equity share options issued	1.3	-	
Merger reserve arising on the issue of shares for the acquisition of Resolution Life Group Limited	-	-	
Allocation from total recognised income and expense for the year attributable to equity holders	-	0.1	
At 31 December 2005	2.2	0.1	

	Share options reserve £m	Revaluation reserve £m
At 1 January 2004, as previously reported	0.2	-
Transfer to share premium (note 7)	-	-
At 1 January 2004, as restated	0.2	-
Equity share options issued	0.7	-
At 31 December 2004	0.9	-

The share options reserve comprises the cumulative fair value charges made to the income statement in respect of share options granted and still outstanding.

The revaluation reserve comprises the post-acquisition revaluation gain on owner-occupied properties held by the equity holders' funds.

The transfer to share premium relates to the establishment of a minimum share premium, in accordance with the requirements of section 132 Companies Act 1985, in respect of a previous Group reconstruction.

The merger reserve is the difference between the fair value and the nominal value of the shares issued on 6 September 2005 in consideration for the acquisition of Resolution Life Group Limited.

11. Retained earnings

	Held withi long te busine £m
At 31 December 2004	530.9
Effect of implementation of IAS 32, IAS 39, IFRS 4 and FRS 27	(17.8
At 1 January 2005	513.1
Allocation from total recognised income and expense for the year attributable to equity holders	81.8
Transfers	(123.6
	471.3
Dividends on ordinary shares	-
At 31 December 2005	471.3

Dividends on ordinary shares comprise the final dividend for 2004 of £24.4m and the interim dividend for 2005 of £23.8m.

	Held within long term business £m
At 1 January 2004	511.4
Total recognised income and expense for the year attributable to equity holders	62.3
Transfers	(46.0)
	527.7
Dividends on ordinary shares	-
Change in own shares acquired	3.2
At 31 December 2004	530.9

Dividends on ordinary shares comprise the final dividend for 2003 of £19.7m and the interim dividend for 2004 of £10.7m.

Distribution of the retained earnings held within the long term funds is subject to retaining sufficient funds to protect policyholder interests.

12. Minority interests

At 1 January
Acquired through business combinations
Changes in the year
At 31 December

The minority interests comprise two separate tranches of preference shares, each with a nominal value of £50m, plus the attributed coupon to the date of acquisition of £8.2m.

13. Capital statement

There is a requirement under UK Financial Reporting Standard 27 (FRS 27) to present a statement setting out total capital resources related to life assurance business. This information is set out below for each of the Group's material with-profit funds, namely Phoenix Life & Pensions Limited (PLP), Phoenix & London Assurance Limited (PALAL) and Britannic Assurance plc (BA), as well as for other life assurance business. These with-profit funds fall under the Financial Services Authority's (FSA's) realistic capital regime. Under this regime, liabilities to policyholders include both declared bonuses and the anticipated future bonuses not yet declared. They do not, however, include the amounts attributable to equity holders in respect of future bonuses.

Capital statement

	PLP	PALAL	BA	Other with-profits funds
	£m	£m	£m	£m
Equity holders' funds				
Outside long term fund	63.2	325.0	-	-
Inside long term fund	-	-	-	53.0
Other qualifying capital				
Subordinated debt	36.0	211.9	-	-
Unallocated surplus	174.7	-	284.8	396.9
Regulatory adjustments				
Assets	(0.3)	(1.2)	346.2	(5.8)
Liabilities	1,091.3	65.5	-	10.7
Total available capital resources	1,364.9	601.2	631.0	454.8
Capital requirement	1,265.7	355.8	631.0	228.8
Overall surplus capital over regulatory requirements 31 December 2005	99.2	245.4	-	226.0

Analysis of net policyholders' liabilities

	PLP	PALAL	BA	Other with-profits funds
	£m	£m	£m	£m
Insurance contracts	7,723.9	6,236.9	1,921.3	2,484.0
Investment contracts with DPF	-	-	3,431.6	311.6
Investment contracts	5.3	3.5	-	0.5
Total technical liabilities	7,729.2	6,240.4	5,352.9	2,796.1

Reconciliation of equity holders' funds

The equity holders' funds in the capital statement can be reconciled to Group equity holders' funds as follows:

Equity holders' funds of life businesses at 31 December 2005
Less Alba Life shareholders funds
RLG acquired VIF and goodwill (£65m)
Asset management business (including goodwill of £134.5m)
Management services business (including goodwill of £10m)
Other non-life companies and holding companies
Group equity holders' funds at 31 December 2005

The shareholder funds of Alba Life are not included in Group equity holders' funds as that company is directly owned by the Britannic Assurance with-profit fund.

The regulatory liabilities for PLP, PALAL and BA have been determined taking account of the requirement in the Institute and Faculty of Actuaries' Guidance Note, GN45, to show zero working capital for a realistic basis with-profit fund that is closed to new business. If this requirement were disregarded, the surplus capital over regulatory requirements would increase by £89m, £nil and £214m respectively.

14. Intangible assets

Goodwill is not amortised. Other intangible assets have finite lives. Acquired in-force business and deferred acquisition costs are amortised over periods of up to 50 years on a basis which reflects the anticipated emergence of profits from the underlying business written.

	Goodwill	Acquired in-force business	Deferred acquisiti
	£m	£m	£m
Cost			
At 31 December 2004	224.8	121.1	43.3
Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27	-	-	(15.8)
At 1 January 2005	224.8	121.1	27.5
Acquisitions through business combinations	112.0	1,114.2	86.1

Additions	-	-	-
Disposals	-	-	-
At 31 December 2005	336.8	1,235.3	113.6
Amortisation and impairment losses			
At 31 December 2004	107.3	92.8	20.0
Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27	-	2.3	(7.3)
At 1 January 2005	107.3	95.1	12.7
Amortisation charge for the year	-	44.9	17.1
Impairment losses	20.0	-	-
Disposals	-	-	-
At 31 December 2005	127.3	140.0	29.8
Carrying amount			
At 31 December 2005	209.5	1,095.3	83.8

	Goodwill	Acquired in-force business	Deferred acquisiti costs
	£m	£m	£m
Cost			
At 1 January 2004	224.8	121.1	43.3
Additions	-	-	-
At 31 December 2004	224.8	121.1	43.3
Amortisation and impairment losses			
At 1 January 2004	99.3	90.3	-
Amortisation charge for the year	-	2.5	20.0
Impairment losses	8.0	-	-
At 31 December 2004	107.3	92.8	20.0
Carrying amount			
At 31 December 2004	117.5	28.3	23.3

Other intangible assets include the payment made to secure the rights to the economic benefits of the UK life business of Allianz Cornhill Insurance plc (ACI). The reassurance treaty between the Group and ACI was terminated on 30 September 2005 when the assets and liabilities were acquired by the Group by way of a transfer under Part VII Financial Services and Markets Act 2000.

The goodwill impairment in 2005 relates to the management services business. Whilst significant operating benefits are expected from the merger of the Britannic and Resolution Groups the cashflows for the impairment test exclude those relating to future activities not committed at 31 December 2005.

15. Acquisitions

(a) On 6 April 2005 the Group acquired 100% of the ordinary share capital of Century Group Limited. The Century Group was acquired for a cash consideration of £44.6m and additional consideration estimated at £1.8m. The total consideration including acquisition costs of £1.1m amounted to £47.5m.

The business of Century Group Limited was acquired at a discount to the fair value of its net assets which has given rise to an excess of the acquirer's interest in the fair value of the net assets of Century Group over cost of £2.4m. This amount has been included in other operating income in the income statement. No significant intangible assets were acquired other than the value of in-force business.

The acquiree's net assets at the date of acquisition were as follows:

	Carrying amounts £m
Intangible assets - value of in-force business	66.5
- deferred acquisition costs	0.2
Investment property	60.9
Financial assets	1,661.0
Insurance assets	404.8
Cash and cash equivalents	85.3
Other assets	21.7
Insurance contract liabilities	(989.7)
Unallocated surplus	(23.7)
Financial liabilities	(1,172.6)
Deferred tax	(25.2)
Other liabilities	(37.2)
Net identifiable assets and liabilities	52.0

Fair value of consideration
Consideration satisfied in cash
Estimated additional consideration
Acquisition costs incurred

Excess of the acquirer's interest in the fair value of the net assets of Century Group Limited over cost

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £63.2m before policyholder taxes of £20.0m and shareholder taxes of £6.8m.

The fair values have been revised from those presented on a provisional basis in the interim financial statements for 2005. The value of the in-force business acquired has been revised to reflect a valuation using European Embedded Value principles and has been grossed up for policyholder and shareholder taxes. In the interim financial statements the value of in-force business was calculated on Traditional Embedded Value principles and was grossed up for policyholder and shareholder taxes at a provisional rate. In addition it has been possible to make a reliable estimate of the additional consideration payable.

The profit of Century Group Limited for the period from the date of acquisition to 31 December 2005 amounted to £2.5m after income taxes. It is not practicable to disclose the revenue and profit or loss of the combined entities on the basis that the business combination had been effected on 1 January 2005 as the information is not readily available for the period to the date of acquisition.

(b) On 6 September 2005 the Company acquired 100% of the ordinary share capital of Resolution Life Group Limited. The acquisition was effected by the issue of 164,249,733 new ordinary shares in Resolution plc in exchange for the 'A', 'B' and Founder shares in Resolution Life Group Limited. The fair value of the new ordinary shares issued amounted to £1,051.2m based on the closing bid price on 5 September 2005 of 640p per share. The total cost of the acquisition was £1,060.1m, including acquisition costs of £8.9m. The costs of issuing the new ordinary shares, amounting to £5.3m, have been charged against share premium.

Resolution Life Group Limited has in issue two £50m tranches of preference

shares, held by a minority third party. The minority interest in these preference shares has been taken as £108.2m, including an attributed coupon of £8.2m to the date of acquisition.

The fair value of the consideration for the ordinary share capital of Resolution Life Group Limited increased by £216.0m in the period between the date of the announcement of the proposed acquisition and the date of its completion. This reflected the increase in the bid value of the acquirer's ordinary shares in that period. The goodwill arising on the acquisition amounted to £112.0m. This has been allocated £65.0m to the Life division, £17.0m to asset management and £30.0m to management services. There were no significant intangible assets other than the acquired in-force business, which has been calculated using EEV principles and grossed up for policyholder and shareholder taxes.

The acquiree's net assets at the date of acquisition were as follows:

	Carrying amounts
	£m
Property, plant and equipment	15.9
Intangible assets - acquired in-force business	4.5
- other	86.1
Investment property	1,641.3
Financial assets	19,756.8
Insurance assets	4,279.8
Cash and cash equivalents	430.6
Other assets	421.5
Pension scheme deficit	(3.7)
Insurance contract liabilities	(20,686.8)
Unallocated surplus	(359.9)
Provisions	(10.2)
Financial liabilities	(4,172.2)
Deferred tax	(125.1)
Other liabilities	(587.3)
Net identifiable assets and liabilities	691.3

Fair value of consideration
Consideration satisfied by the issue of shares
Acquisition costs incurred

Minority interest in preference shares

Goodwill

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £903.7m before policyholder tax of £334.9m and shareholder tax of £164.1m. This includes £31.7m before policyholder tax of £9.1m and shareholder tax of £nil attributable to in-force business held by the policyholders' funds.

The profit of Resolution Life Group Limited for the period from the date of acquisition to 31 December 2005 amounted to £42.4m after income taxes. It is not practicable to disclose the revenue and profit or loss of the combined entities on the basis that the business combination had been effected on 1 January 2005 as the information is not readily available for the period to the

date of acquisition.

(c) On 30 September 2005 the Group acquired the assets and liabilities of the UK life business of Allianz Cornhill Insurance plc ("ACI") by way of a transfer under Part VII Financial Services and Markets Act 2000. At the same time the existing reassurance agreement between the Group and ACI was terminated. The business was acquired for a consideration of £106.7m, equal to the amortised carrying value of the payment made to secure the rights to the economic benefits of the UK life business of ACI under the reassurance treaty.

The acquisition of the UK life business of ACI has given rise to an excess of the acquirer's interest in the fair value of the net assets of the life business over cost of £86.3m, principally arising from valuing the in-force business on EEV principles, valuing certain tax losses and releasing a provision for the effect of lapses. This amount has been included in other operating income in the income statement. There were no significant intangible assets other than the value of in-force business, which has been calculated on EEV principles and grossed up for policyholder and shareholder taxes.

The acquiree's net assets at the date of acquisition were as follows:

	Carrying amounts £m
Intangible assets - value of in-force business	-
Financial assets	797.5
Insurance assets	44.0
Cash and cash equivalents	45.8
Other assets	8.0
Liabilities under insurance contracts	(645.5)
Unallocated surplus	(20.3)
Financial liabilities	(214.7)
Deferred tax	6.4
Other liabilities	(13.5)
Net identifiable assets and liabilities	7.7

Fair value of consideration
Excess of the acquirer's interest in the fair value of the net assets of the life business of ACI over cost

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £147.3m before policyholder tax of £9.7m and shareholder tax of £4.9m.

The profit of the UK life business of ACI for the period from the date of acquisition to 31 December 2005 amounted to £3.5m after income taxes. It is not practicable to disclose the revenue and profit or loss of the combined entities on the basis that the business combination had been effected on 1 January 2005 as the information is not readily available for the period to the date of acquisition.

RESOLUTION plc

GROUP SUPPLEMENTARY INFORMATION: EUROPEAN EMBEDDED VALUE BASIS

Summarised pro forma consolidated income statement - EEV basis

For the six months ended 31 December 2005

	Life division £m
Life division EEV operating profit before tax	84.9
Asset management	-
Management services	-
Group income and charges	-
Operating profit before non recurring items, financing costs and tax	84.9
Non-recurring items	69.1
Economic experience variances	87.9
Effect of economic assumption changes	(17.0)
Profit/(loss) before financing costs and tax	224.9
Financing costs	-
Profit/(loss) before tax	224.9
Attributed tax charge	(67.1)
Profit/(loss) after tax	157.8

The pro forma profits arising in management services and asset management have been included on an IFRS basis for the six months ended 31 December 2005.

Reconciliation of movements in consolidated shareholders funds - EEV basis

For the six months ended 31 December 2005

Opening embedded value at 30 June 2005
Profit after tax
Dividends to ordinary shareholders
Share capital issued
Actuarial losses on pension scheme
Equity share options issued
Closing embedded value at 31 December 2005

Embedded value per share

Embedded value per share attributable to ordinary shareholders
31 December 2005
30 June 2005

Summarised consolidated balance sheet - EEV basis

As at 31 December 2005

Assets
Pension scheme surplus

Goodwill

Value of in-force business

Investment property

Financial assets

Insurance assets

Other assets

Cash and cash equivalents
Total assets

Equity
Ordinary share capital
Share premium
Other reserves
Retained earnings
Additional retained earnings on EEV basis
Equity attributable to ordinary shareholders
Preference share capital in subsidiary
Perpetual reset capital securities
Total equity

Liabilities
External debt
Technical provisions
Financial liabilities
Other liabilities
Total liabilities
Total equity and liabilities

Notes to the Group supplementary information

1. Basis of preparation

The pro forma supplementary information on pages 46 to 47 covering the six months to 31 December 2005 has been prepared on the European Embedded Value (EEV) basis.

The EEV methodology adopted by the Group is in accordance with the EEV principles and guidance issued in May 2004 by the European CFO Forum, with the exception that Resolution Management Services (RMS) and Britannic Asset Management (BAM) have been excluded from the definition of covered business, for the reasons outlined below. The CFO Forum published additional guidance on disclosures. This guidance is mandatory for all supplementary financial reporting for accounting periods ending on or after 31 December 2006 and has been adopted in preparing this supplementary information.

The consolidated results have been prepared on a pro forma basis as if the acquisition of the Resolution Life Group by the Britannic Group became effective as at 30 June 2005. The Directors believe that this provides the most appropriate approach as each of the merged entities has previously published stand-alone embedded value information as at 30 June 2005, which has been subsequently restated to an EEV basis.

Results for the full year ended 31 December 2005 and for the comparative period are not presented as the Group did not prepare financial information on an EEV basis prior to 30 June 2005.

2. EEV methodology

Overview

The EEV basis of reporting for long term insurance business is designed to recognise profit as it is earned over the term of a policy. The total profit recognised over the lifetime of a policy will be the same as that recognised under International Financial Reporting Standards (IFRS) but the emergence of profit will be different.

For the purposes of EEV reporting, the Group has adopted a market-consistent methodology. Within a market-consistent embedded value (MCEV) framework, assets and liabilities are valued in line with market prices and consistently with each other. In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets.

Embedded value

The embedded value represents the shareholders' interest in the covered and non-covered businesses excluding any value that may be generated by future new business. For covered businesses, it comprises the sum of the shareholders' net worth on an EEV basis and the value of in-force business. For non-covered businesses, it comprises the IFRS net worth including goodwill. Perpetual reset capital securities, senior debt and RLG preference shares are included in embedded value at their market-consistent value.

Covered business

The EEV methodology requires an insurance company to distinguish between covered and non-covered business. The covered business is valued on an EEV basis. The assets and liabilities of the non-covered business with the exception of preference shares, perpetual reset capital securities and senior debt are valued on the IFRS basis used in the primary financial statements, including goodwill where appropriate. Results for non-covered businesses are based on the pro forma IFRS profits for the period.

The covered business includes all long term insurance business written by the Group but excludes management services and asset management businesses.

Under EEV guidance, productivity gains should not be recognised until they have been achieved. This treatment is inconsistent with the cost profile of a closed life fund, where continual cost reductions are required to maintain unit costs as the business runs off.

In the opinion of the Directors, if the EEV guidance were to be applied to management services and asset management, it would not provide a fair reflection of the Group's financial position.

Net worth

The net worth is the market-consistent value of the shareholders' funds of the covered businesses together with the shareholders' interest in surplus assets held in the long term business funds less the value of any projected shareholder

capital injections into the with-profit funds. Projected shareholder capital injections include the intrinsic burn-through costs in respect of Phoenix & London Assurance Ltd (PALAL). It also comprises the net worth of the non-covered businesses on an IFRS basis including goodwill but valuing perpetual reset capital securities, preference shares and senior debt on a market-consistent basis.

More to follow, for following part double-click [nRN3D9127A]

Released: 04/04/2006

RNS Number:9127A
Resolution PLC
Part 4 : For preceding part double-click [nRN2D9127A]

Value of in-force

The value of in-force business (VIF) represents the present value of profits attributable to shareholders arising from covered business, less an allowance for the time value of financial options and guarantees, less an allowance for the impact of non-market risks on non-profit business, less the cost of holding required capital.

The approach adopted to calculate the market-consistent VIF combines deterministic and stochastic models. Deterministic techniques have been used to value 'non-option cash flows' that is cash flows whose values vary linearly with market movements. Stochastic techniques have been used to value cash flows with an asymmetric effect on shareholder cash flows (e.g. investment guarantees on with-profit products).

For the deterministic approach, the calculation of the VIF involves valuing cash flows using a discount rate which reflects the risk inherent in each cash flow. In practice, it is not necessary to discount each cash flow at a different rate. The same results can be achieved by projecting and discounting all cash flows at the risk free rate under the 'certainty equivalent approach'.

The market-consistent VIF is calculated under the certainty equivalent approach by using existing embedded value models and projecting and discounting all cash flows at risk-free rates.

For the stochastic approach, the MCEV calculation involves the use of stochastic models developed for the purposes of realistic balance sheet reporting.

Required capital and free surplus

The EEV principles require capital allocated to the covered business to be split between required capital, where future distributions to shareholders are restricted, and free surplus.

The amount of required capital is defined as the greater of:

a) the minimum amount of capital required to meet the FSA capital adequacy requirements, consisting of the greater of Pillar 1 and Pillar 2 capital requirements, where the Pillar 2 capital requirements allow for any Individual Capital Guidance received from the FSA;

b) the capital required under the Group's capital management policy; and

c) the commitments made to credit rating agencies.

Cost of capital

EEV principles require companies to make an allowance for the cost of capital, consistent with the definition of required capital. The cost of capital is defined as the difference between the market value of the required capital and the present value of future releases allowing for future investment return on that capital. The market-consistent cost of capital also allows for investment expenses and the cost of taxation.

Financial options and guarantees

EEV principles require companies to make an explicit allowance for the time value of financial options and guarantees.

The Group has calculated the time value cost of financial options and guarantees using market-consistent stochastic models calibrated to the market prices of financial instruments at 31 December 2005. The stochastic models allow for the impact of management actions and the hedging strategies which were in place at 31 December 2005.

Allowance for non-market risk

In general, the allowance for non-market risk is covered by the Group's adoption of best estimate experience assumptions and the amount of required capital. However, there are certain situations in which the shareholder impact of fluctuations in experience is asymmetric, namely that adverse experience can have a higher negative impact on shareholder value than that the positive impact generated by favourable experience.

The Group has made explicit allowances for the impact of non-market risk as follows:

- within the time value of financial options and guarantees in the with-profit funds, allowance has been made for the impact of non-market risk where asymmetries in the shareholder interest mean that best estimate assumptions do not fully reflect the impact of extreme events; and similarly
- within the VIF of the non-profit business, an explicit allowance has been made for the impact of non-market risk.

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the development of the Individual Capital Assessments (ICAs).

The table below summarises how each item of risk has been explicitly considered within the EEV.

Type of risk	EEV methodolo
Market-related risks	Allowed for e: calculations
Non-market risks related to with-profit business (including non-profit business within with-profit funds)	Allowed for i guarantees
Non-market risks related to non-profit business which are	Allowed for i

asymmetrical relative to the impact on shareholders	risk
Non-market risks related to non-profit business which are symmetrical relative to the impact on shareholders	Within best e:

New business

As all of the Group's funds are closed the value of new business is not material and is not separately identified as a source of value.

An allowance for future premiums arising from Department of Works and Pensions rebates is included within the value of in-force covered business. Any value arising from incremental or new policies will be included within the EEV profits for the period as an operating variance.

Debt, preference shares and perpetual reset capital securities

All debt and equity, other than ordinary shareholders' interests, are valued on a market-consistent basis. Listed securities are valued at their closing market price. Unlisted securities and debt are valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to repayment.

Taxation

EEV profits are calculated on a net of tax basis and grossed up at the effective rate applicable to shareholders.

In adopting the EEV principles, full allowance has been made for the market-consistent value of tax which would become payable on the transfer of surplus assets out of the non-profit funds. This allowance reflects the projected pace of release of surplus from the non-profit funds that is not required to cover the burn-through costs in the with-profit funds.

3. Analysis of consolidated income statement: Life division - EEV basis
For the six months ended 31 December 2005

	EEV net worth
	£m
Expected return on existing business	
Expected return on value of in-force	-
Transfer to net worth	104.0
Expected return on shareholders' net worth	40.2
Life Division expected EEV profit before tax	144.2
Operating experience variances	158.3
Operating assumption changes	(23.6)
Life Division EEV operating profit before tax	278.9
Non-recurring items	1.5
Economic experience variances	28.4
Effect of economic assumption changes	(41.4)
Life Division EEV profit before tax	267.4
Attributed tax charge	(79.9)
Life Division EEV profit after tax	187.5

Expected return on value of in-force

The expected return on the existing business for the six month period to 31 December 2005 reflects the expected change in the present value of future profits arising from the in-force business, including the cost of capital and the cost of financial options and guarantees at 30 June 2005. The expected return is the best estimate return for each line of business based on the real world investment return assumptions at 30 June 2005 shown in section 10.

The overall expected return on existing business over the six month period is £47.7m.

Expected transfer to net worth

The expected transfer to net worth of £104.0m represents the nominal transfers from VIF to net worth in the six month period ended 31 December 2005 before tax. These transfers are calculated on the basis that VIF transactions during the six month period have occurred in line with the embedded value VIF assumptions as at 30 June 2005.

Expected return on shareholders' net worth

The expected return on shareholders' net worth held within the long term business funds (£40.2m) is the best estimate return based on the real world investment return assumptions at 30 June 2005 shown in section 10.

Operating experience variances

Operating experience variances of £39.9m include an improvement in tax margins offset by increases in the costs of mortgage endowment compensation and increased costs in respect of deferred annuities. Otherwise, overall experience was broadly in line with the underlying assumptions.

Operating assumption changes

The impact of changing the operating assumptions at 31 December 2005 was to reduce the EEV by £42.9m before tax. The key changes arose from the implementation of the management services agreement between the RLG life businesses and RMS, and the strengthening of reserves for mortgage endowment compensation.

Improvements in assumptions relating to guaranteed annuity take-ups of £28m have been off set by changes to longevity assumptions on the annuity book of £26m.

Non-recurring items

The synergies arising on completion of the four-way fund merger in December 2005 resulted in a one-off EEV profit of £69.1m. This profit represents the net uplift in the EEV of £48.4m grossed up at the shareholder rate of tax of 30%.

Economic experience variances

Strong equity market performance in excess of expected returns contributed the majority of the investment return out-performance of £87.9m although there were also contributions from favourable corporate bond spreads and the absence of corporate bond defaults compared to the EEV assumptions.

Economic assumption changes

The overall effect of changed economic assumptions over the period (largely a 0.1% reduction in the risk-free rate driven by the fall in gilt yields) was to reduce the life division's EEV profits by £17.0m.

Attributed tax charge

Life Division EEV profits are calculated net of tax and are grossed up at the effective shareholder tax rate of 30%.

4. Analysis of consolidated income statement: Other - EEV basis

For the six months ended 31 December 2005

	Management services £m	Asset management £m
Asset management	-	5.8
Management services	2.0	-
Group income and charges	-	-
Operating profit/(loss) before non-recurring items, financing costs and income taxes	2.0	5.8
Non-recurring items	(21.4)	(0.6)
Economic experience variances	-	-
Profit/(loss) before financing costs and income taxes	(19.4)	5.2
Financing costs	-	-
Profit/(loss) before tax	(19.4)	5.2
Attributed tax charge/(credit)	(0.4)	(2.1)
Profit/(loss) after tax	(19.8)	3.1

Operating profits

The asset management, management services and Group pro forma operating profits for the six months ended 31 December 2005 are included on an IFRS basis.

Non-recurring items

The non-recurring items comprise the following:

- costs arising from the merger of RLG and Britannic of £22.8m in the six month period to 31 December 2005;
- post merger integration costs of £2.0m;
- the £19.2m benefit of the buy back of the RLG preference shares;
- the write-off of the unamortised balance of senior debt issue costs of £5.3m relating to the acquisition of RLG; and
- Impairment of management services goodwill £20.0m

Economic experience variances

Senior debt and perpetual reset capital securities have been valued on a market-consistent basis. This results in a charge of £19.2m for the six months, primarily due to the increase in the market value of the perpetual reset capital securities, compared to their issue value of £500m.

Financing costs

Financing costs for the six months amounted to £15.2m representing £11.2m of interest paid on RLG's senior debt and £4.0m of interest paid by Resolution plc on its borrowings.

Attributed tax charge

Taxation in respect of the non-life entities has been provided on an IFRS basis and constitutes a credit on operating charges of £12.9m and a one-off credit in respect of costs associated with the merger of £12.1m, giving a total tax credit on non-life operations of £25.0m.

5. Segmental analysis of movement in embedded value

For the six months ended 31 December 2005

	Life division £m	Management services £m	Ass(manag(£m
Opening embedded value at 30 June 2005	2,309.7	32.7	151.:
Profit after tax	157.8	(19.8)	3.1
Dividend to ordinary shareholders	-	-	-
Share capital issued	-	30.0	17.(
Actuarial losses on pension scheme	-	(0.9)	-
Equity share options issued	-	-	-
Capital reallocation	(91.0)	16.3	-
Dividend from Britannic Assurance	(55.0)	-	-
Capital transfer to life division	131.8	-	-
Closing embedded value at 31 December 2005	2,453.3	58.3	171.:

Dividend to ordinary shareholders

An interim dividend of £23.8m (6.60p per share) was paid on 21 October 2005.

Share capital issued

The share capital issued of £32.8m relates to the goodwill arising on the acquisition of RLG, allocated to asset management (£17.0m) and management services (£30.0m), less capitalised acquisition costs of £14.2m.

Actuarial losses on pension scheme

The £1.5m actuarial loss on the pension scheme over the period has been included on an IFRS basis reflecting the movement through the consolidated statement of recognised income and expense for the six month period ended 31 December 2005.

Equity share options issued

The £0.8m increase in share capital arising from the equity share options issued during the period has been included on an IFRS basis.

Capital reallocation

Following the acquisition of RLG and the four-way fund merger, capital has been reallocated to the individual divisions to support their ongoing operations.

Dividend from Britannic Assurance

£55m of dividends were paid by Britannic Assurance Limited to Resolution plc during the six month period to 31 December 2005.

Capital transfer to life division

For the purposes of the EEV analysis reported at 30 June 2005, Resolution Life Limited (RLL) was defined as a Group company. Following a corporate reorganisation in December 2005, RLL is now the holding company for all of the Group's life companies and has been reclassified as falling within the segmental analysis as an element of the life division, reflecting its new role as a life division holding company.

6. Reconciliation of IFRS net worth to EEV net worth
As at 31 December 2005

Net worth as reported under IFRS as at 31 December 2005
Revision of Shareholders Accrued Interest
Tax on non-profit funds surplus assets
Acquired VIF
Life division goodwill
Intrinsic burn-through cost on PALAL
Market value of preference shares
Market value of perpetual reset capital securities
Other
Net worth on an EEV basis as at 31 December 2005

Revision of Shareholders Accrued Interest

The Shareholders' Accrued Interest (SAI), being the surplus in the non-profit funds of Phoenix Life Limited calculated on an IFRS basis, uses reserving assumptions which differ from those used to calculate the actuarial long-term fund surplus for the EEV results. The reduction in net worth of £123.8m reflects the net of tax impact on the SAI of moving to the EEV statutory reserving assumptions.

Tax on non-profit funds' surplus assets

The difference in taxation of the non-profit funds' surplus assets of £35.1m

reflects underlying differences between the bases of preparation for IFRS and for EEV reporting. The main differences are that non-discounted cash flows are used for IFRS reporting compared to discounted cash flows used for EEV reporting and the impact of the underlying assumptions on the rate of taxation.

Net acquired in-force business

The IFRS net worth includes net acquired in-force business of £566m which, on an EEV basis, is replaced by the value of in-force business.

Life division goodwill

The acquisition of RLG by Britannic Group gave rise to goodwill of £112m of which £65m was allocated to the life division. The life division goodwill is excluded on an EEV basis.

Intrinsic burn-through cost on PALAL

The EEV net worth is calculated after explicitly allowing for the intrinsic burn-through cost on PALAL of £86.5m. Under IFRS this burn-through cost is reflected in the net acquired in-force business, which is excluded on an EEV basis.

Market-value of preference shares and perpetual reset capital securities

The IFRS net worth includes the preference shares and perpetual reset capital securities as equity. The EEV net worth is stated after deducting the market-consistent value of these securities.

7. Segmental analysis of market-consistent embedded value

As at 31 December 2005

	Net worth	Intrinsic burn through cost	Goodwill	Adjusted net worth	Certainty equivalent VIF	Ti op g
	£m	£m	£m	£m	£m	
Life Division						
Britannic Assurance	349.8			349.8	297.5	
Britannic Retirement Solutions	53.1			53.1	7.2	
Britannic Unit Linked Assurance	32.1			32.1	2.7	
Century Life	63.4			63.4	50.7	
Allianz Cornhill life operations	64.0			64.0	146.3	
Phoenix Life & Pensions	63.2			63.2	143.8	
Phoenix & London Assurance	325.1	(86.5)		238.6	50.5	
Phoenix Life Limited(1)	431.2			431.2	508.3	
Resolution Life Limited(2)	131.8			131.8		
Total Life Division	1,513.7	(86.5)	-	1,427.2	1,207.0	
RMS	48.3		10.0	58.3		
BAM	36.8		134.5	171.3		
Group	155.9			155.9		
Embedded value (before debt & minority interests						

and perpetual reset capital securities)	1,754.7	(86.5)	144.5	1,812.7	1,207.0
Perpetual reset capital securities	(515.0)			(515.0)	
Resolution plc senior debt	(86.6)			(86.6)	
RLG preference shares	(98.9)			(98.9)	
Embedded value	1,054.2	(86.5)	144.5	1,112.2	1,207.0

((1) Incorporating residual assets of Swiss Life UK Ltd, Phoenix Assurance Ltd and Bradford Insurance Ltd.

(2) Resolution Life Limited is now the holding company for the Group's life companies. It was included under Group results in the 30 June 2005 EEV restatement.

8. Analysis of market-consistent embedded value
As at 31 December 2005

Intrinsic burn-through cost

The net worth of PALAL includes an intrinsic burn-through cost of £86.5m at 31 December 2005. This amount has been derived from the results of the stochastic models and scenario testing which indicate that it is appropriate to assume that none of the £79m loan made to the PALAL long-term fund in 2004 plus accumulated interest will be repaid.

Debt, perpetual reset capital securities and minority interests

The consolidated balance sheet as at 31 December 2005 includes Resolution plc senior debt (face value £85m), perpetual reset capital securities ('the notes') with a face value of £500m and preference shares issued by Resolution Life Group (face value £100m).

The notes are listed and for EEV purposes are valued at the closing offer price at 31 December 2005. The Resolution plc senior debt and RLG preference shares are not listed and have been valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to repayment.

Resolution Plc completed the buy back of preference shares issued by Resolution Life Group Limited from Royal & Sun Alliance Insurance Group plc for £100m (including accumulated dividends) on 31 March 2006. This gave rise to a profit of £19.2m against the market-consistent value of the shares reported as at 30 June 2005 (£116.8m). The value at 31 December 2005 reflects the terms agreed less the impact of discounting at the risk-free rate for 3 months.

The table below summarises the value of the notes, debt and preference shares at 31 December 2005.

	Face value £m
Resolution plc notes	500.0
Resolution plc senior debt	85.0
RLG preference shares	100.0
Total	685.0

The notes have been included within the EEV at a market-consistent value. This value takes no account of the tax asset which is created as the coupon payment on the notes is group relieved against surplus emerging from the in-force business. The coupon payments will be £32.9m per annum until 25 April 2016. In the event that the notes are not repaid on this date, the coupon rate will be set at 2.73% above LIBOR.

The value of the tax asset is the market value of the notes less the value derived by discounting the after-tax coupon payments and expected principal repayment at the risk-free rate.

As at 31 December 2005, the discounted value of the notes at the risk-free rate was £515m, resulting in a market-consistent value of the tax asset of £nil.

9. Cost of capital and required capital

As at 31 December 2005

	EEV required capital	Regulatory required capital	EEV excess o' regulator' required cap:
	£m	£m	£m
Shareholder capital supporting capital requirements	833.1	672.3	160.8
With-profit fund capital supporting capital requirements	2,316.0	2,234.8	81.2
Total capital supporting capital requirements	3,149.1	2,907.1	242.0
Shareholder capital supporting Group credit rating	66.0	-	66.0
Total required capital	3,215.1	2,907.1	308.0

The sensitivity of cost of capital

The impact of decreasing the amount of life companies required capital to the minimum levels required by FSA regulations is included in the sensitivities in section 11.

10. Assumptions

Economic assumptions

The gilt yield at 31 December 2005 was 4.1% (defined as the annualised return on the FTSE UK 15 year gilt index). The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus ten basis points. Thus, the risk free rate at 31 December 2005 was assumed to be 4.2%.

Having adopted a market-consistent bottom-up approach, the economic assumptions below affect only the derived risk discount rates and do not impact the market-consistent embedded value.

The economic assumptions gross of tax (real world assumptions) and assumed margins over gilts are shown below.

Asset class	Gilt yield (g) + risk margin	Income	Gai
Gilts		4.1%	
Other Fixed Interest	g + 0.5%	4.6%	
Index Linked Gilts	g	2.1%	2.0
Equities - UK	g + 2.5%	3.0%	3.6
Equities - Overseas	g + 2.5%	1.9%	4.7
Property	g + 2.5%	6.6%	

The rate of increase in the Retail Price Index (RPI) at 31 December 2005 is assumed to be 3.0%, based on the difference between the annualised returns on the FTSE UK 15 year gilt index and the FTSE UK over 5 year index-linked gilt index at 5% inflation.

The bonus rates projected in the EEV will be those which would be paid by each company based on targeted percentages of asset shares and the assumed rates of investment return specified in the table above.

The asset mix assumed is based on the actual assets held at the valuation date in accordance with the investment criteria for each company.

Stochastic economic assumptions

The time value of options and guarantees is calculated using an economic scenario generator provided by Barrie and Hibbert, calibrated to market conditions as at 31 December 2005. The same scenario generator is used for both realistic balance sheet and EEV purposes.

Nominal interest rates are modelled using the LIBOR market model, calibrated to zero coupon bond yields plus ten basis points. The volatility structure of forward rates is calibrated to the observed volatilities on 20-year at-the-money swaptions.

Real interest rates are modelled using the two-factor Vasicek model, calibrated to gilts.

Equity volatility is calibrated to replicate the prices on a range of FTSE options.

A sample of implied volatilities (by asset class) is provided in the table below.

	Implied volatilities at 31 Dec		
Term (years)	5	15	20
15 year zero coupon bonds	6.9%	5.6%	5.0%
15 year A-rated corporate bonds	7.9%	7.1%	6.7%
Equity	16.0%	24.2%	25.6%

The time value of options and guarantees also allows for expected management actions and policyholder response to the varying external economic conditions simulated by the economic scenario generator. Policyholder response has been

modelled based on historical experience. Management actions have been set in accordance with the Principles and Practices of Financial Management of each company.

Risk discount rates

Having adopted a market-consistent bottom-up approach, a set of risk discount rates were derived for each product group by calculating the risk discount rate under a traditional embedded value approach that, together with the economic assumptions set out above, produces the same result as that derived using the market-consistent embedded value approach.

The derived risk discount rates by product group are given below:

	WP Funds			Annuities
	BA	PLP	PALAL	
Risk free rate	4.2%	4.2%	4.2%	4.2%
Impact of:				
Bottom-up market risk	2.0%	2.1%	0.2%	4.4%
Cost of options				
- market risks	0.2%			
- non-market risks	0.7%	0.2%		
Other non-market risk				0.5%
Risk discount rate 31 December 2005	7.1%	6.5%	4.4%	9.1%
Risk discount rate 30 June 2005	7.2%	6.5%	5.5%	8.6%

The realistic financial position of PALAL has improved since 30 June 2005, which has resulted in lower shareholder capital being required to support the fund, and hence a lower cost of capital. Since the cost of capital is included within the VIF, the derived risk discount rate has fallen from 5.5% to 4.4% in the six month period to 31 December 2005.

The key driver of the change in risk discount rate for the annuity business was the reduction in the market-consistent VIF arising from the strengthening of annuitant mortality assumptions. This reduction in VIF has led to an increase in the derived risk discount rates for EEV purposes.

The risk discount rates shown for each of annuities, unit linked and other non-profit business reflect the combined derived risk discount rate for the combined business of the Britannic and Phoenix companies.

Expenses

The projected per policy expenses are based on the existing management services agreements with RMS, adjusted to allow for costs incurred directly by the life companies (eg regulatory fees and one-time expenses).

The projected investment expenses are based on the fees agreed with the asset management business (or external fund managers, where appropriate), allowing for the current and projected future asset mix.

Corporate expenses have not been capitalised, and will be included within the

incurred expenses for management services business in each year as they arise.

Other assumptions

All other assumptions reflect the best estimate of future experience, and are reviewed regularly in light of emerging data on both industry and company-specific experience.

11. Sensitivity to assumptions

The table below summarises the key sensitivities to the EEV at 31 December 2005:

EEV sensitivities at 31 December 2005

	Ch
Base EEV at 31 December 2005	
100 basis point increase in risk discount rates	
100 basis point increase in equity and property returns	
100 basis point decrease in risk free rates	
10% reduction in market values of equity and property assets	
10% proportionate decrease in lapse rates and paid up rates	
10% proportionate increase in lapse rates and paid up rates	
5% proportionate decrease in mortality and morbidity (annuity)	
5% proportionate decrease in mortality and morbidity (assurance)	
Decrease in required capital to regulatory minimum	

100 basis point increase in risk discount rate

This sensitivity has been shown to facilitate comparison between companies. The reduction in EEV of £152.1m arises from increasing the derived risk discount rates shown in section 10 by 1%.

100 basis point increase in equity and property returns

There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates

A decrease in risk-free rates has minimal impact on the EEV. The key impact is that the intrinsic cost of options and guarantees will increase due to the lower assumed future investment returns. However, this cost together with the higher cost of the perpetual reset capital securities is largely offset by the upward revaluation of the fixed interest assets.

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market values of equity and property assets leads to a £23.0m reduction in shareholders' adjusted net worth and a £52.2m reduction in the value of in-force.

10% proportionate decrease in lapse rates and paid up rates

A decrease in lapse and paid-up rates across all product lines and companies results in a marginal increase in the EEV.

10% proportionate increase in lapse rates and paid up rates

Similarly, an increase in lapse and paid up rates across all product lines and companies leaves the EEV virtually unchanged.

5% proportionate decrease in mortality and morbidity (annuity)

A 5% decrease in the base mortality rates for annuity and morbidity rates for PHI business would cause a £36.8m reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in the base mortality rates for assurance and morbidity rates for PHI business would cause a £28.6m increase in the EEV.

Decrease in required capital to regulatory minimum

Reducing the amount of required capital held by the life companies to the amount required to meet the minimum capital requirements set out in FSA regulations would reduce the cost of capital by £20.6m.

RESOLUTION plc

APPENDIX - ADDITIONAL INFORMATION

GROUP FUNDS UNDER MANAGEMENT

	F&C Internal £m	BAM Internal £m	BAM third party £m
Funds at 1 January 2005	-	9,710	4,130
Acquired through merger (i)	20,917	-	-
Net funds flow	(1,499)	2,002	(562)
Investment value movements	629	1,457	546
Funds at 31 December 2005	20,047	13,169	4,114
Third party comprises:			
retail			1,643
pooled			580
segregated			1,891
			4,114

(i) Funds as at 6 September 2005

ASSET ALLOCATION

	2005 BAM Value	MV	2005 F&C Value	MV	V

	£m	%	£m	%	
Asset class					
UK equities	3,126	24	4,537	23	2,
Overseas equities	**924**	**7**	-	-	[illegible]
Bonds	7,353	56	12,515	62	5,
Property	748	6	1,602	8	[illegible]
Cash / other	1,018	7	1,393	7	[illegible]
Total	13,169	100	20,047	100	9,

ASSETS BY FUND

	2005 BAM		2005 F&C		
	Value	MV	Value	MV	V
	£m	%	£m	%	
Type of fund					
With-profit	6,964	53	14,005	70	7,
Unit-linked	1,733	13	5,141	26	[illegible]
Non-profit	4,168	33	206	1	1,
Shareholder	304	1	695	3	[illegible]
Total	13,169	100	20,047	100	9,

END

FR AKNKQKBKBFQK

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Released: 11/04/2006

RNS Number:3873B
Resolution PLC
11 April 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

PAUL ANDREW THOMPSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

LTIP GRANT UNDER THE RESOLUTION 2005 LONG TERM INCENTIVE PLAN

....

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares

disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

161,538 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

1,099,915 INCLUSIVE OF 182,028 EXECUTIVE SHARE OPTIONS, 7,682 SAVINGS RELATED SHARE OPTIONS AND PREVIOUS LTIP AWARDS UNDER THE RESOLUTION 2002 AND 2005 LTIPS OVER 748,667 SHARES.

23. Any additional information

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

01564 202354

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW NASH, DEPUTY COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

MICHAEL NICHOLAS BIGGS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

LTIP GRANT UNDER THE RESOLUTION 2005 LONG TERM INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should

not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

86,461 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

86,461

23. Any additional information

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

86,461 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

86,461

23. Any additional information

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

01564 202354

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW NASH, DEPUTY COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

GRAHAM LLOYD SINGLETON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

LTIP GRANT UNDER THE RESOLUTION 2005 LONG TERM INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

75,000 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

369,697 INCLUSIVE OF 36,567 EXECUTIVE SHARE OPTIONS, 3,342 SAVINGS RELATED SHARE OPTIONS AND PREVIOUS LTIP AWARDS UNDER THE RESOLUTION 2002 AND 2005 LTIPS OVER 254,788 SHARES.

23. Any additional information

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

01564 202354

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW NASH, DEPUTY COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

BRENDAN JOSEPH MEEHAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

LTIP GRANT UNDER THE RESOLUTION 2005 LONG TERM INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

75,000 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

75,000

23. Any additional information

....

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

01564 202354

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW NASH, DEPUTY COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

IAN GRAHAM MAIDENS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

LTIP GRANT UNDER THE RESOLUTION 2005 LONG TERM INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

75,000 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

75,000

23. Any additional information

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

01564 202354

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW NASH, DEPUTY COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a

director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

RANDAL BARKER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

LTIP GRANT UNDER THE RESOLUTION 2005 LONG TERM INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

6,461 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

6,461

23. Any additional information

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

01564 202354

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW NASH, DEPUTY COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to

the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

STEPHEN RILEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

LTIP GRANT UNDER THE RESOLUTION 2005 LONG TERM INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

50, 769 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

108,474 INCLUSIVE OF PREVIOUS LTIP AWARD UNDER THE RESOLUTION 2005 LTIP OVER 57,705 SHARES

23. Any additional information

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

01564 202354

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW NASH, DEPUTY COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

PHILIP BERNARD GRIFFIN-SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

LTIP GRANT UNDER THE RESOLUTION 2005 LONG TERM INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

4,615 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

26,997 INCLUSIVE OF 14,700 EXECUTIVE SHARE OPTIONS AND 7,682 SAVINGS RELATED SHARE OPTIONS.

23. Any additional information

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

01564 202354

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW NASH, DEPUTY COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

GAVIN MCNEILL STEWART

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

....

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

LTIP GRANT UNDER THE RESOLUTION 2005 LONG TERM INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

....

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 APRIL 2006

18. Period during which or date on which it can be exercised

UP TO 12 MONTHS FOLLOWING THIRD ANNIVERSARY OF GRANT SUBJECT TO PERFORMANCE CONDITIONS

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

69,230 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of shares or debentures over which options held following notification

82,583 INCLUSIVE OF 13,353 SAVINGS RELATED SHARE OPTIONS.

23. Any additional information

24. Name of contact and telephone number for queries

SUSAN TUDOR-COULSON, ASSISTANT COMPANY SECRETARY

01564 202354

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW NASH, DEPUTY COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSIBMATMMABBIF

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REG-Resolution PLC Additional Listing

Released: 27/04/2006

RNS Number:1310C
Resolution PLC
27 April 2006

Resolution PLC

27th April 2006

Application has been made to the London Stock Exchange for 5,704 Ordinary Shares of 5p each to be admitted to the Daily Official List. The Shares to be issued result from the exercise of options under the Company's SAYE Share Option Scheme.

Copies of this announcement will be available for two business days from The Company Announcements Department of the London Stock Exchange and for a period of 14 days from the Company Secretary of Resolution PLC, 1 Wythall Green Way, Wythall, Birmingham B47 6WG and Citigroup, 33 Canada Square, London E14 5LB.

Enquiries:

Resolution plc
Att: Philip Griffin-Smith
Tel: 01564 202216

Citigroup
Att: Andrew Forrester
Tel: 020 7986 8729

END

LISAKOKQPBKDKQB

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Released: 02/05/2006

RNS Number:3011C
Resolution PLC
02 May 2006

2 May 2006

Resolution plc Annual Report and Accounts 2005

Copies of the above document incorporating the Notice of Meeting together with Form of Proxy for the forthcoming Annual General Meeting, will be posted to shareholders today. These documents will be available for inspection shortly at the UK Listing Authority's Document Viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

A PDF version of the Annual Report with notice of meeting will also be available on the Resolution plc website at www.resolutionplc.com

END

ACSATMATMMJMBPF

Regulatory Announcement

Go to market news section

Company	Resolution PLC
TIDM	RSL
Headline	Abbey National discussions
Released	11:11 03-May-06
Number	3429C


Resolution

Not for release, distribution or publication into or in the United States, Australia, Canada, Japan or South Africa.

3 May 2006

Resolution plc discussions with Abbey National plc

Resolution plc ("Resolution"), the UK's leading specialist manager of in-force life funds, notes the recent speculation concerning the possible acquisition of Abbey National plc's life insurance businesses.

Resolution confirms that it has entered into exclusive negotiations to acquire the entire UK and offshore life businesses of Abbey National plc. These negotiations are at a preliminary stage.

In any transaction Resolution considers, the Group's previously stated commitment to a hurdle rate of a 12% internal rate of return, including synergies, will remain paramount. Any transaction would be funded by an appropriate mix of equity and debt, taking account of the capital structure of the businesses being acquired.

A further announcement will be made when appropriate.

Ends

Enquiries:

Analysts and investors

Resolution plc
Steve Riley: Investor Relations Director +44 (0)20 7489 4884

Media

Temple Bar Advisory Limited
Alex Child-Villiers +44 (0)77 9542 5580

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Resolution plc (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.



END

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Regulatory Announcement

Go to market news section 

Company	Abbey National PLC
TIDM	ANLA
Headline	Resolution plc discussions
Released	12:23 03-May-06
Number	3557C

3 May 2006

Statement regarding the possible acquisition of Abbey National plc's life insurance businesses

Abbey National plc ("Abbey") notes recent speculation and confirms that it is in discussions with Resolution plc about the acquisition by Resolution plc of Abbey's UK and offshore life businesses.

Discussions are at an early stage and may or may not lead to a transaction. A further statement will be made when appropriate.

Abbey contacts:

Matthew Young, Abbey.
Tel: 020 775 64232
Mob: 07802 332 292

END

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Regulatory Announcement

Go to market news section

 

Company	Banco Santander Central Hispano SA
TIDM	BNC
Headline	Resolution plc discussions
Released	12:20 03-May-06
Number	3550C

RNS Number:3550C
Banco Santander Central Hispano SA
03 May 2006

OTHER NOTIFICATIONS

Statement regarding the possible acquisition of Abbey National plc's life insurance businesses

Santander notes recent speculation and confirms that Abbey National plc ("Abbey") is in discussions with Resolution plc about the acquisition by Resolution plc of Abbey's UK and offshore life businesses.

Discussions are at an early stage and may or may not lead to a transaction. A further statement will be made when appropriate.

Boadilla del Monte, 3rd May 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	15:01 04-May-06
Number	4669C

Resolution

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

The Company have been advised of a movement in the notifiable interest of Standard Life Investment Limited resulting in a current holding of 14,017,824 representing 3.88% of the issued share capital of the Company. The shares are registered in the name of Vidacos Nominees.

Philip Griffin-Smith

Group Company Secretary

01564 202216

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Annual Information Update
Released	16:03 04-May-06
Number	4750C


Resolution

Resolution plc – Annual Information Update

Annual Information Update for the 12 months up to and including 4 May 2006.

Resolution plc (the "Company") announces that, in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

1. Regulatory Information Service announcements

The following UK regulatory announcements have been made through a Regulatory Information Service. A copy of these announcements can be found on the 'Market News' page of the London Stock Exchange website at www.londonstockexchange.com

Date	Headline type
18/05/2005	Additional Listing
01/06/2005	Office of Fair Trade Merger Update
08/06/2005	Additional Listing
09/06/2005	Merger
09/06/2005	Official List Suspension
09/06/2005	F&C Asset Management Contracts
01/07/2005	Office of Fair Trade Prior Notice of Merger
04/07/2005	Official List Restoration
07/07/2005	Holding in Company
14/07/2005	Holding in Company
19/07/2005	Office of Fair Trade Prior Notice of Merger
25/07/2005	Additional Listing
10/08/2005	Office of Fair Trade Merger Update
17/08/2005	Holding in Company
23/08/2005	Additional Listing
06/09/2005	Completion of Merger
06/09/2005	Notice of cancellation of listing
07/09/2005	Director/PDMR Shareholding
08/09/2005	Holding in Company
08/09/2005	Holding in Company
09/09/2005	Holding in Company
09/09/2005	Holding in Company
19/09/2005	Holding in Company
20/09/2005	Interim Results
20/09/2005	Holding in Company
21/09/2005	Director/PDMR Shareholding
22/09/2005	Holding in Company
23/09/2005	Additional Listing
28/09/2005	Doc re Interim Report
28/09/2005	Holding in Company
28/09/2005	Director/PDMR Shareholding

28/09/2005	Director/PDMR Shareholding
03/10/2005	Response to Draft Legislation
05/10/2005	Additional Listing
05/10/2005	Holding in Company
19/10/2005	Holding in Company
20/10/2005	Holding in Company
26/10/2005	Hybrid Debt
28/10/2005	Additional Listing
31/10/2005	F&C Asset Management Compensation under Contracts
31/10/2005	Conclusion of Negotiations
04/11/2005	Response to Tax Clarification
08/11/2005	Holding in Company
08/11/2005	Lehman Bros Int/Euro Stabilisation Notice
08/11/2005	Issue of Debt
14/11/2005	Appointment of Corporate Brokers
01/12/2005	Additional Listing
19/12/2005	Lehman Bros Int/Euro Stabilisation Notice
22/12/2005	Additional Listing
24/01/2006	Listing Application
24/01/2006	Holding in Company
27/01/2006	Additional Listing
01/02/2006	Notice of Analyst Meeting
21/02/2006	Additional Listing
22/02/2006	Holding in Company
01/03/2006	Holding in Company
03/03/2006	Holding in Company
07/03/2006	EEV Restatement 30 July 2005
13/03/2006	Additional Listing
23/03/2006	Holding in Company
27/03/2006	Additional Listing
29/03/2006	Pref Share Purchase
04/04/2006	Final Results 2005
11/04/2006	Director/PDMR Shareholding
27/04/2006	Additional Listing
02/05/2006	Annual Report and Accounts
03/05/2006	Abbey National Discussions
04/05/2006	Holding in Company

2. Documents filed with Companies House

The Company has filed the following documents with the Registrar of Companies at Companies House. Copies of the documents can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk

Date	Document Type and Description	
05/05/2005	RES10	SAYE scheme Authority to purchase own shares Dis-application of pre-emption rights Authority to allot shares
05/05/2005	AA	Annual report and accounts made up to 31/12/04
24/05/2005	88(2)	Return of allotment of shares
26/05/2005	288c	Change of particulars for director
10/06/2005	MEM/ARTS	Articles of association
15/06/2005	88(2)	Return of allotment of shares
15/06/2005	88(2)	Return of allotment of shares
30/06/2005	363s	Annual return made up to 25/05/05
29/07/2005	88(2)	Return of allotment of shares
29/07/2005	88(2)	Return of allotment of shares

29/07/2005	88(2)	Return of allotment of shares
11/08/2005	MEM/ARTS	Articles of association
11/08/2005	RES10	Authority to allot shares
11/08/2005	123	Notice of increase in share capital
11/08/2005	RES01	Amendment of articles of association
17/08/2005	RES13	Change of name
30/08/2005	88(2)	Return of allotment of shares
06/09/2005	CERTNM	Company name changed
13/09/2005	287	Registered office changed
13/09/2005	288a	Director appointed
13/09/2005	288a	Director appointed
13/09/2005	288a	Director appointed
13/09/2005	288a	Director appointed
13/09/2005	288a	Director appointed
13/09/2005	MEM/ARTS	Memorandum of association Articles of association
21/09/2005	288a	Director appointed
16/09/2005	88(2)	Return of allotment of shares
16/09/2005	SA	Share agreement
27/09/2005	88(2)	Return of allotment of shares
10/10/2005	88(2)	Return of allotment of shares
18/10/2005	AUD	Auditor's resignation
24/10/2005	88(2)	Return of allotment of shares
24/10/2005	88(2)	Return of allotment of shares
14/11/2005	325	Location of register of directors' interests
05/12/2005	88(2)	Return of allotment of shares
23/12/2005	88(2)	Return of allotment of shares
23/12/2005	88(2)	Return of allotment of shares
23/01/2006	88(2)	Return of allotment of shares
01/02/2006	88(2)	Return of allotment of shares
16/02/2006	88(2)	Return of allotment of shares
16/03/2006	88(2)	Return of allotment of shares
21/03/2006	88(2)	Return of allotment of shares
28/04/2006	88(2)	Return of allotment of shares

3. Documents published and sent to shareholders

The Chairman's letter of 1 July 2005, Notice of EGM and prospectus relating to the merger of Britannic Group plc and Resolution Life Group Limited were sent to the shareholders. The Company's Interim Report for the half year ended June 2005 (which was filed with the UKLA Document Viewing Facility on 7 October 2005) and the Annual Report for the year ended 31 December 2005 (which was filed with the UKLA Document Viewing Facility on 2 May 2006) can be found on the Company's website.

Further information regarding the company and its activities is available at the Company's website at www.resolutionplc.com

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company Secretary at the following address:

Resolution plc
Juxon House
100 St. Paul's Churchyard
London
EC4M 8BU

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above is current at the time of this announcement, such disclosures may, at any time, become out of date due to changing circumstances.

Philip Griffin-Smith
Company Secretary
Tel. 01564 202216

4 May 2006

END

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Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR Shareholding
Released	16:13 05-May-06
Number	5490C



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

PAUL ANDREW THOMPSON

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

……………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

……………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

……………………………………

……………………………………

8 State the nature of the transaction

GRANT OF OPTIONS UNDER THE RESOLUTION 2005 SAVINGS RELATED SHARE OPTION SCHEME

……………………………………

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

……………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

………………………………

14. Date and place of transaction

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

………………………………

16. Date issuer informed of transaction

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

4 MAY 2006

18. Period during which or date on which it can be exercised

WITHIN SIX MONTHS FROM 1 JUNE 2009

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

1,798 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.20

22. Total number of *shares* or debentures over which options held following notification

1,101,713 INCLUSIVE OF 182,028 EXECUTIVE SHARE OPTIONS, 9,480 SAVINGS RELATED SHARE OPTIONS AND 910,205 LTIPS

23. Any additional information

24. Name of contact and telephone number for queries

ALISON FORD – 01564 202670

Name and signature of duly authorised officer of *issuer* responsible for making notification

PHILIP GRIFFIN-SMITH, GROUP COMPANY SECRETARY

Date of notification

5 MAY 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

BRENDAN JOSEPH MEEHAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

……………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

……………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

……………………………………

……………………………………

8 State the nature of the transaction

GRANT OF OPTIONS UNDER THE RESOLUTION 2005 SAVINGS RELATED SHARE OPTION SCHEME

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

……………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

…………………………………

13. Price per *share* or value of transaction

…………………………………

14. Date and place of transaction

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

…………………………………

16. Date issuer informed of transaction

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

4 MAY 2006

18. Period during which or date on which it can be exercised

WITHIN SIX MONTHS OF 1 JUNE 2009

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

1,798 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.20

22. Total number of *shares* or debentures over which options held following notification

76,798 INCLUSIVE OF 1,798 SAVINGS RELATED AND 75,000 LTIPS

23. Any additional information

....

24. Name of contact and telephone number for queries

ALISON FORD – 01564 202670

Name and signature of duly authorised officer of *issuer* responsible for making notification

PHILIP GRIFFIN-SMITH, GROUP COMPANY SECRETARY

Date of notification

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

RANDAL BARKER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a

non-beneficial interest

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

………………………………

………………………………

8 State the nature of the transaction

GRANT OF OPTIONS UNDER THE RESOLUTION 2005 SAVINGS RELATED SHARE OPTION SCHEME

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

………………………………

14. Date and place of transaction

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

………………………………

16. Date issuer informed of transaction

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

4 MAY 2006

18. Period during which or date on which it can be exercised

WITHIN SIX MONTHS OF 1 JUNE 2009

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

1,798 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.20

22. Total number of *shares* or debentures over which options held following notification

8,259 INCLUSIVE OF 1,798 SAVINGS RELATED SHARE OPTIONS AND 6,461 LTIPS

23. Any additional information

24. Name of contact and telephone number for queries

ALISON FORD – 01564 202670

Name and signature of duly authorised officer of *issuer* responsible for making notification

PHILIP GRIFFIN-SMITH, GROUP COMPANY SECRETARY

Date of notification

5 MAY 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

STEPHEN RILEY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

....

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

....

....

8 State the nature of the transaction

GRANT UNDER THE RESOLUTION 2005 SAVINGS RELATED SHARE OPTION SCHEME

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

....

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

....

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

....

13. Price per *share* or value of transaction

…………………………………

14. Date and place of transaction

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

…………………………………

16. Date issuer informed of transaction

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

4 MAY 2006

18. Period during which or date on which it can be exercised

WITHIN 6 MONTHS OF 1 JUNE 2009

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

1,798 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.20

22. Total number of *shares* or debentures over which options held following notification

110,272 INCLUSIVE OF 1,798 SAVINGS RELATED SHARE OPTIONS AND 108,474 LTIPS

23. Any additional information

24. Name of contact and telephone number for queries

ALISON FORD – 01564 202670

Name and signature of duly authorised officer of *issuer* responsible for making notification

PHILIP GRIFFIN-SMITH, GROUP COMPANY SECRETARY

Date of notification

11 APRIL 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

RESOLUTION PLC

State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

PHILIP BERNARD GRIFFIN-SMITH

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

………………………………

………………………………

8 State the nature of the transaction

GRANT UNDER THE RESOLUTION 2005 SAVINGS RELATED SHARE OPTION SCHEME

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

………………………………

14. Date and place of transaction

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

………………………………

16. Date issuer informed of transaction

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

4 MAY 2006

18. Period during which or date on which it can be exercised

WITHIN SIX MONTHS OF 1 JUNE 2009

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

1,798 ORDINARY SHARES OF 5P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.20

22. Total number of *shares* or debentures over which options held following notification

28,795 INCLUSIVE OF 14,700 EXECUTIVE SHARE OPTIONS, 9,480 SAVINGS RELATED SHARE OPTIONS AND 4,615 LTIPS

23. Any additional information

24. Name of contact and telephone number for queries

ALISON FORD – 01564 202670

Name and signature of duly authorised officer of *issuer* responsible for making notification

PHILIP GRIFFIN-SMITH, GROUP COMPANY SECRETARY

Date of notification

5 MAY 2006

END

END

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Company	Resolution PLC
TIDM	RSL
Headline	Additional Listing
Released	15:00 12-May-06
Number	9108C

Resolution

Resolution PLC

12th May 2006

Application has been made to the London Stock Exchange for 4,000,000 Ordinary Shares of 5p each to be admitted to the Daily Official List. The Shares to be issued result from the blocklisting of shares under the Company's Share Schemes as follows:

2,000,000 Shares – The Resolution 1998 Savings Related Share Option Scheme
500,000 Shares – The Resolution 2005 Savings Related Share Option Scheme
500,000 Shares – The Resolution 1998 Approved Share Option Scheme
1,000,000 Shares – The Resolution 1998 Unapproved Share Option Scheme

Copies of this announcement will be available for two business days from The Company Announcements Department of the London Stock Exchange and for a period of 14 days from the Company Secretary of Resolution PLC, 1 Wythall Green Way, Wythall, Birmingham B47 6WG and Citigroup, 33 Canada Square, London E14 5LB.

Enquiries:

Resolution plc
Att: Philip Griffin-Smith
Tel: 01564 202216

Citigroup
Att: Andrew Forrester
Tel: 020 7986 8729

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Company	Resolution PLC
TIDM	RSL
Headline	Resolution 2005 GCA report
Released	14:48 19-May-06
Number	2891D



19 May 2006

Resolution plc: Group Capital Adequacy Report for 2005

As at 31 December 2005, the Resolution plc group had a Group Capital Adequacy surplus of £651 million. The report is available with the FSA Returns of the group's life companies on the company's website (www.resolutionplc.com).

Enquiries:

Analysts and investors

Resolution plc
Steve Riley: Investor Relations Director +44 (0)20 7489 4884

Media

Temple Bar Advisory Limited
Alex Child-Villiers +44 (0)77 9542 5580

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Company	Resolution PLC
TIDM	RSL
Headline	Result of AGM
Released	11:42 24-May-06
Number	4976D



Resolution plc – Results of AGM

Resolution plc announces that at its annual general meeting convened and held at Haberdashers' Hall, 18 West Smithfield, London EC1A 9HQ on Wednesday 24 May 2006 at 10.30am, all the proposed ordinary and special resolutions were duly passed on a show of hands.

A summary of the proxy votes received by the Company prior to the meeting were as follows, based on 361,373,777 shares in issue:

Resolution	Votes for & discretion	Votes against	Votes withheld
1. Receive Report and Accounts	254,068,020	843,505	2,677,386
2. Approve Remuneration Report	235,966,333	18,882,133	2,740,445
3. Declare final dividend of 13.21p	256,220,918	3,075	1,364,918
4. Elect Mike Biggs	256,277,065	76,136	1,235,710
5. Elect Sir David Cooksey	255,970,514	428,419	1,189,978
6. Elect Clive Cowdery	251,653,351	857,554	5,078,006
7. Re-elect Paul Thompson	256,383,121	19,341	1,186,449
8. Elect Sir Brian Williamson	256,045,119	356,122	1,187,670
9. Elect David Woods	256,217,030	181,760	1,190,121
10. To appoint Ernst & Young LLP	255,562,611	854,036	1,172,264
11. Authority to allot shares	255,868,098	507,881	1,212,932
12. Dis-application of pre-emption rights *	256,294,056	1,004,778	290,077
13. Authority to purchase own shares *	256,293,855	102,179	1,192,877
14. Amend long term incentive plan	226,729,054	18,529,395	12,330,462

* Denotes special resolution.

Copies of resolutions 12, 13 and 14 will shortly be available for inspection at the UKLA Document Viewing facility situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Philip Griffin-Smith
Company Secretary
Tel. 01564 202216

24 May 2006

Company	Resolution PLC
TIDM	RSL
Headline	Acquisition by Resolution
Released	07:04 07-Jun-06
Number	1741E


Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States, Canada, Australia, Japan or South Africa

Embargoed until 7:00 a.m.

Wednesday, 7 June 2006

Acquisition of Abbey National plc's Life Businesses by Resolution plc
Rights Issue of new ordinary shares ("New Shares") to raise approximately £1.54 billion at an issue price of between 440 pence and 520 pence per New Share

Resolution today announces that it proposes to acquire the U.K. and offshore life insurance businesses of Abbey National plc ("Abbey") together with the associated new business infrastructure and service companies (the "Acquisition"). These businesses had an estimated 31 December 2005 market consistent embedded value ("MCEV")(1) of £3.77 billion, with Resolution accruing any change in embedded value between that date and Completion, and reported new business profits before tax of £38 million in 2005. The total consideration for the Acquisition will be £3.6 billion which will initially be financed by a fully-underwritten Rights Issue of approximately £1.54 billion and new debt facilities. Separately, Resolution has also signed long term distribution agreements with Abbey whereby Resolution will provide Abbey with Abbey branded life and pensions products for distribution via Abbey branches and Scottish Provident branded products for distribution via Abbey broker consultants to intermediaries.

The Acquisition, in summary:

- Offers compelling financial benefits for Resolution Shareholders
- Introduces attractive new business capability, which accelerates the roll out of Resolution's customer strategy
- Enhances Resolution's strategic positioning for future transactions

Acquisition of Abbey's Life Businesses for £3.6 billion, comprising:

- **In-force portfolio: £3.5 billion**
    - Satisfies Resolution's 12 per cent. post-tax, pre-leverage, and including synergies IRR hurdle for in-force acquisitions
    - Benefits from leverage resulting in an expected post-tax, post-leverage IRR to equity of at least 16 per cent.

- Increases Resolution's combined life company invested assets as at 31 December 2005 by 72 per cent. and reinforces its position as the U.K's leading life insurance consolidator, with combined life company invested assets of over £63 billion and an estimated 7 million customers post Acquisition

- **Attractive new business capability: £100 million**

  - The new business infrastructure of the companies acquired introduces a new business capability for life and pensions products, in particular protection business which, through the Scottish Provident brand, is a market leader

  - Provides life and pensions capability for the Enlarged Group's estimated 7 million customers, targeting life maturities and surrenders, which were over £4 billion in 2005 for the Enlarged Group

  - Resolution's financially disciplined approach based on its 12 per cent. IRR target will apply overall to the writing of new business. In 2005 Abbey's Life Businesses reported new business profits before tax of £38 million

  - Delivers a new business cost base that is mostly variable, with the intermediary salesforce remaining the responsibility of Abbey

Partnership with Abbey

- Separately, Resolution has entered into three long-term distribution agreements with Abbey under which:

  - Abbey will distribute through its retail network Abbey-branded life and pensions products manufactured by Resolution;

  - Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries; and

  - Abbey has secured exclusive access to provide retail banking products to the Enlarged Group's estimated 7 million customers

Francisco Gómez-Roldán, Abbey's Chief Executive, said:

"Through this deal, we now have a partner in Resolution whose core focus is managing life businesses allowing us to put all our efforts into building our banking business in the UK. The distribution agreements will provide continuity of service and products to our customers and we also have a great opportunity to bring our range of retail banking products directly to Resolution's customers."

Financial benefits

- The Directors expect the Acquisition to enhance Resolution's pro forma MCEV per Share by 8.2 per cent. as at 31 December 2005[(2)] [(3)]

- The Directors also expect the Acquisition to be accretive for MCEV earnings per Share[(2)] from the first full financial year following Completion

- The Directors believe that, subject to the anticipated restructuring of some of the companies and

funds comprising Abbey's Life Businesses, the Acquisition will enhance dividend capacity. Resolution's current dividend policy of 13 per cent. per annum target growth rate to 2009 will be reviewed in light of the Acquisition at the time of the interim results in September 2006. The future basis of dividends per Share will be adjusted to reflect the Rights Issue

- The Enlarged Group is expected to provide pre-tax cost synergies of approximately £10 million per annum by the end of 2008 and asset management operational synergies of approximately £7 million in 2007. The combined net present value of these synergies, post-tax, at a 12 per cent. discount rate, is expected to be approximately £64 million

- Additional financial and capital synergies with a net present value, post tax, at a 12 per cent. discount rate, of approximately £114 million are expected to be realised over time

Future strategic positioning

- The Directors believe that the Acquisition will better position Resolution for future transactions, affording it the opportunity to absorb the new business capabilities of potential sellers of in-force life businesses

Customers

- The Directors believe that both existing Resolution customers and customers of Abbey's Life Businesses will benefit from Resolution's focused customer strategy which will be rolled out following Completion

- As part of this transaction Resolution has entered into an agreement to make Abbey banking products available to its customers

Financing

The Acquisition will be financed by a combination of equity and debt, which takes into account the estimated quantum of Excess Capital within Abbey's Life Businesses as described below and their profile of strong early cash flow release.

Rights Issue and timing

- Expected gross proceeds of approximately £1.54 billion
- Issue price of between 440 pence and 520 pence per New Share with the final Issue Price to be determined by agreement of the Company and the Underwriters on the day of the EGM
- Rights Issue will be on the bases of 28 New Shares per 29 Existing Shares if made at the minimum Issue Price of 440 pence per New Share, and 9 New Shares per 11 Existing Shares if made at the maximum Issue Price of 520 pence per New Share
- Based on the above offering ratios, an Issue Price of 440 pence per New Share represents a 21.4 per cent. discount to the theoretical ex-rights price and a 34.9 per cent. discount to the closing mid-market price on 6 June 2006 (these discounts would reduce to 14.2 per cent. and 23.1 per cent. respectively at an Issue Price of 520 pence)
- Proposed issue of up to 350.0 million Shares (based on an Issue Price of 440 pence per New Share) representing approximately 96.6 per cent. of existing Resolution issued share capital (this would reduce to 296.6 million Shares and 81.8 per cent. of existing Resolution share capital at an Issue Price of 520 pence)
- The Rights Issue is not conditional on Completion of the Acquisition but is subject to certain customary conditions
- Fully underwritten by Citigroup and Goldman Sachs
- Nil paid trading period expected to commence on 18 July 2006
- Rights issue closes on 8 August 2006

- Dealings in New Shares, fully paid, expected to commence on 9 August 2006

Debt arrangements

- Fully underwritten Bridge Facility of £1.68 billion expected to be refinanced by
    - Approximately £1.15 billion of the Excess Capital as described below
    - Tier 2 hybrid capital issue of approximately £530 million expected late 2006

- Fully underwritten New Facilities of £550 million to finance the balance of the Acquisition and for working capital purposes

- Existing Resolution senior debt of approximately £85 million to be repaid

Excess Capital

- The Directors believe there is approximately £1.5 billion of excess capital as at 31 December 2005 within Abbey's Life Businesses surplus to that required for regulatory purposes and post application of Resolution's proposed capital management policies for those companies

- Resolution expects to be able to access this excess capital and release £1.25 billion of it ("Excess Capital") by way of an intra-group loan shortly after Completion to repay £1.15 billion of the Bridge Facility and to provide £100 million of working capital

Management and Board

- Key executives of Abbey's Insurance and Asset Management divisions will join Resolution's management team

- Given the transformational scale of the transaction, Resolution is strengthening its Board. Ian Maidens, Group Chief Actuary & Head of Corporate Development, and Brendan Meehan, Managing Director, Resolution Management Services, will join the Board, subject to shareholder approval

- To achieve an appropriate balance of Executive and Non-Executive Directors, Clive Cowdery's status as Chairman will change from Executive to Non-Executive from the date of the EGM. This will not affect his current and continuing role in leading the strategic mergers and acquisitions activity of Resolution or his commitment to the Company. Clive Cowdery intends to take up his entitlement under the Rights Issue in full

Commenting, Clive Cowdery, Chairman of Resolution, said:

"This transaction substantially increases the scale of Resolution's business and delivers on our stated consolidation strategy. We see the prospect of further value enhancing acquisitions in the life sector, leveraging our significant scale advantages, new product capabilities and track record of delivery."

Paul Thompson, Group Chief Executive of Resolution, said:

"Our experience in acquiring and integrating these businesses puts us in a position to deliver attractive levered and unlevered returns from this transaction. The new business capability and long term distribution agreements with Abbey bring an exciting new partnership and value driver to Resolution. We plan to continue to enhance our growth businesses."

Resolution is being advised by Citigroup, Goldman Sachs and Lazard.

This summary should be read in conjunction with the full text of the announcement, together with its Appendices. Capitalised terms used in this summary have the meanings given to them in the full announcement.

Today there will be a newswire conference call at 7.45 a.m. and an analyst and investor presentation with a live webcast at the offices of Goldman Sachs International (River Court, 120 Fleet Street, London EC4A 2QQ) at 10:00 a.m. The dial in number for the newswire conference call is +44 (0) 1452 568 061 (International) and 0845 140 0165 (U.K.), conference ID 1269816. The slide presentation will be available from 9.30 a.m. on www.resolutionplc.com.

Enquiries:

Resolution 020 7489 4880
Clive Cowdery
Paul Thompson
Steve Riley

Temple Bar Advisory 07795 425 580
Alex Child-Villiers

Citigroup 020 7986 4000
Chris Jillings
Andrew Thompson

Goldman Sachs 020 7774 1000
John Rafter
Paul Miller

Lazard 020 7187 2000
Jon Hack
Richard Chang

(1) For the purposes of European Embedded Value ("EEV") reporting, the Group has adopted a market-consistent methodology. Within a Market Consistent Embedded Value ("MCEV") framework, assets and liabilities are valued in line with market prices and consistently with each other. In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. The estimated MCEV differs from the TEV reported by Abbey for its life business of £3,682 million. See section on actuarial information on Abbey's Life Businesses for a reconciliation of TEV to MCEV.

(2) Adjusted for the Rights Issue on the basis of the issue of 350.0 million New Shares at 440 pence per New Share

(3) Excluding the repurchase of preference shares held by Royal & Sun Alliance and the restructuring of Alba Life

Each of Citigroup, Goldman Sachs and Lazard is acting for Resolution and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to any person other than Resolution for providing the protections afforded to each of their respective clients or for providing advice in relation to the Acquisition or the Rights Issue or any other matters referred to in this document.

This announcement does not constitute an offer to sell or the solicitation of an offer to acquire Nil Paid Rights, Fully Paid Rights or New Shares.

The Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States or by United States persons absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state laws.

This announcement does not constitute an offer of Nil Paid Rights, Fully Paid Rights, New Shares or Provisional Allotment Letters to any Shareholder with a registered address in, or who is resident in, the United States or the Excluded Territories. None of the Nil Paid Rights, the Fully Paid Rights, the New Shares or the Provisional Allotment Letters have been or will be registered under the relevant laws of any state, province or territory of the Excluded Territories. This document does not constitute an offer to sell or a solicitation of an offer to buy New Shares or to take up entitlements to Nil Paid Rights in any jurisdiction in which such offer or solicitation is unlawful.

THIS DOCUMENT IS NOT A PROSPECTUS. IT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OF SECURITIES, OR CONSTITUTE A SOLICITATION OF ANY OFFER OF SECURITIES. YOU SHOULD NOT PURCHASE OR SUBSCRIBE FOR SECURITIES REFERRED TO IN THIS DOCUMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS TO BE ISSUED IN DUE COURSE, AND ANY SUPPLEMENT OR AMENDMENT THERETO.

The contents of this document must not be construed as legal, business, tax or investment advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser, tax adviser or independent financial adviser for legal, financial, tax or investment advice.

The price and value of securities can go up as well as down. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if you are not, from another appropriately authorised independent financial adviser.

This announcement may contain certain 'forward-looking statements' with respect to certain of Resolution's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Resolution's control including among other things, U.K. domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Resolution affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result Resolution's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Resolution's forward-looking statements. Resolution undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States, Canada, Australia, Japan or South Africa

Embargoed until 7:00 a.m.

Wednesday, 7 June 2006

Acquisition of Abbey National plc's Life Businesses by Resolution plc Rights Issue of new ordinary shares ("New Shares") to raise approximately £1.54 billion at an issue price of between 440 pence and 520 pence per New Share

Resolution today announces that it proposes to acquire the U.K. and offshore life insurance businesses of Abbey National plc ("Abbey") together with the associated new business infrastructure and service companies (the "Acquisition"). These businesses had an estimated 31 December 2005 market consistent embedded value ("MCEV")[(1)] of £3.77 billion, with Resolution accruing any change in embedded value between that date and Completion, and reported new business profits before tax of £38 million in 2005. The total consideration for the Acquisition will be £3.6 billion which will initially be financed by a fully-underwritten Rights Issue of approximately £1.54 billion and new debt facilities. Separately, Resolution has also signed long term distribution agreements with Abbey whereby Resolution will provide Abbey with Abbey branded life and pensions products

for distribution via Abbey branches and Scottish Provident branded products for distribution via Abbey broker consultants to intermediaries.

Resolution has conditionally agreed to acquire, directly or indirectly, the U.K. and offshore life insurance businesses of Abbey, together with the new business infrastructure and associated service companies. These include the five authorised life insurance companies (Abbey National Life, Scottish Mutual Assurance, Scottish Provident, Scottish Mutual International and Scottish Provident International Life Assurance) and the share capital of Abbey National Financial and Investment Services and related service companies in Ireland, the Isle of Man and Hong Kong which together comprise the back office servicing operations and new life business infrastructure (together, "Abbey's Life Businesses").

Of the £3.6 billion Resolution is paying for Abbey's Life Businesses, Resolution is attributing £3.5 billion for net assets and in-force business and £100 million for the new business capability acquired with the life businesses, including the brands.

Separately, Resolution has signed long term distribution agreements with Abbey. New life business products branded Abbey will be distributed via Abbey branches to Abbey's retail customers and products branded Scottish Provident via Abbey's broker consultants to intermediaries. Abbey will also have exclusive rights to distribute retail banking products to the Enlarged Group's customer base via a Retail Banking Distribution Agreement.

Summaries of the Acquisition Agreement, containing usual warranties and indemnities, and the Distribution Agreements together with other transaction documents, are contained in Appendix 3 to this announcement.

Reasons for and benefits of the Acquisition

The Directors believe that the Acquisition is a transformational transaction that delivers strong benefits for Resolution Shareholders while positioning the Company well for future transactions. The Directors expect the Acquisition to create significant value and enhance the ability of Resolution to continue to execute its strategy.

Delivers strong financial benefits to Shareholders

The transaction is expected to deliver strong benefits to Resolution Shareholders with accretion in key financial measures, improved dividend capacity, and the delivery of synergies leading to a 12 per cent. IRR on the in-force acquisition.

The Directors expect the Acquisition to enhance Resolution's pro forma MCEV per Share by 8.2 per cent. as at 31 December 2005[(2)(3)]. The MCEV per share, as adjusted for the Rights Issue, was 487 pence as at 31 December 2005. Pro forma for the Acquisition, assuming the issuance of 350.0 million shares if the Issue Price for the Rights Issue is 440 pence per share, the MCEV per share of the Enlarged Group would have been 527 pence as at 31 December 2005 based on the estimated MCEV for Abbey's Life Businesses.

The Directors also expect the Acquisition to be accretive for MCEV earnings per Share[(2)] from the first full financial year following Completion of the Acquisition.

The acquisition of the in-force portfolio is expected to meet Resolution's stated post-tax IRR hurdle of 12 per cent. (pre-leverage, excluding deal costs and including synergies). This IRR includes, inter alia, the acquired Embedded Value and the delivery of synergies. It can be analysed as follows:

	IRR in per cent.
Acquired book	9.5
Asset management and expense synergies	1.1
Financial synergies	1.6
Total	**12.2**

The IRR represents the expected rate of return on an assumed £3.5 billion consideration for the in-force portfolio. The return on the acquired book represents the delivery of TEV cashflows over time. The return benefits from the discount to embedded value at the time of the Completion of the Acquisition and the run-off profile of the funds, with approximately 40 per cent. of VIF turning into cash within four years. This return also includes synergy implementation costs but excludes transaction costs. The asset management and expense synergies and financial synergies represent the impact of these expected savings as they are delivered over time.

The Directors estimate that the IRR to Resolution Shareholders after taking into account the debt funding on the Acquisition and the expected paydown of the debt would be at least 16 per cent.

The Directors believe that, subject to the anticipated restructuring of some of Abbey's Life Businesses' Companies and funds, the Acquisition will enhance dividend capacity. The current dividend policy is to target a growth rate of 13 per cent. per annum to 2009 from the 2005 base of 19.81 pence per Share, and 2 per cent. growth per annum thereafter, absent any further value creating activities. The dividend policy will be reviewed in the light of the Acquisition at the time of the interim results in September 2006. Future dividends per Share will be adjusted for the Rights Issue.

Delivers on stated strategy of consolidating the in-force life sector

As set out at the time of the Merger in 2005, Resolution's principal business is the acquisition and management of in-force U.K. life funds. Acquiring Abbey's Life Businesses is a material step in implementing this strategy and would consolidate Resolution's position as the leading specialist acquiror and manager of life funds in the U.K.

This Acquisition would deliver a step change in scale, increasing Resolution's combined life company invested assets as at 31 December 2005 by 72 per cent. The Enlarged Group will have an estimated 7 million customers, combined life company invested assets of approximately £63 billion (excluding Resolution's third party funds of £3 billion) as at 31 December 2005. As at 31 December 2005, Resolution had approximately 5 million customers, life company invested assets of approximately £36.5 billion and approximately 1,700 employees.

The Enlarged Group would have had pro forma reserves, as at the same date, split approximately 62 per cent. with-profits, 11 per cent. non-profit and 27 per cent. unit-linked. The cash flow profile of Abbey's Life Businesses has strong early cash flow emergence.

From the combined in-force business, Resolution will continue to seek to deliver efficiencies (including cost and financial) that offer benefits to shareholders and policyholders.

Introduces new business product and distribution capability as an additional value driver

Abbey's Life Businesses' new business capability introduces an additional value driver to Resolution's in-force and asset management strengths and extends Resolution's strategic options. The new business capability can also provide life and pensions products to the Enlarged Group's estimated 7 million customers, targeting life maturities and surrenders which were over £4 billion in 2005.

Resolution will enter into a long term Retail Distribution Agreement to provide Abbey-branded

products to Abbey's customers through Abbey's bank branches, of which there are more than 700. This product offering will be focused predominantly on the protection product and guaranteed life bonds. Abbey wrote £45 million of new life business on an APE[5] basis in 2005 through the retail channel. The Directors expect that this distribution relationship will benefit from the reinvigorated Abbey business under the ownership of Banco Santander Central Hispano, S.A. ("Santander").

Resolution will also enter into an Intermediary Distribution Agreement to provide products distributed through Abbey's intermediary salesforces. In 2005 Abbey wrote £119 million new life business APE[5] in the intermediary channel. Resolution will focus on product innovation, service and efficiency. The products will be marketed under the leading Scottish Provident brand which achieved an 18 per cent. market share for protection sales in the U.K. intermediary market based on APE sales in 2005.

Abbey will remain responsible for the intermediary salesforce distributing the Scottish Provident protection products to intermediaries and will be responsible for compliance in respect of retail advice relating to products sold through its branches.

In 2005 Abbey wrote £164 million of new life business APE[5] (excluding incremental sales within SPL and SML), of which £80 million was protection, and reported new business profits before tax of £38 million, principally deriving from protection.

The Distribution Agreements described above are for a term of not less than ten years, subject to earlier termination in certain circumstances described in Appendix 3.

Abbey and Resolution will also enter into a Retail Banking Distribution Agreement to enable Abbey to provide relevant retail banking products to the Enlarged Group's estimated 7 million customers. This will provide an additional revenue generation opportunity for both Resolution and Abbey and will be for a term of not less than five years, subject to termination in certain customary circumstances.

Resolution will adopt a financially disciplined approach to writing new business. The Company will target a 12 per cent. IRR on any invested capital. Based upon the new business mix and volumes written, and taking into account the new commission terms under the Distribution Agreements, the Directors believe that the new business strain would have been approximately £180 million during 2005. This is expected to be more than covered by the capital emerging from the in-force business. The IRR of the protection business written by Abbey in 2005, as restated to the new commission terms under the Distribution Agreements, was estimated to be approximately 12 per cent..

Resolution will focus on delivering new business products that are capable of successfully competing in the protection marketplace and capable of growing sales volumes via the important Abbey bancassurance channel. In doing so, it will concentrate on product innovation and delivery of strong service and administration, leveraging the core skills of the Company. Additionally Resolution will invest £4 million to enhance the e-service offering to deliver the excellent service that is demanded by intermediaries in the protection product sector. The new business activities of the acquired business will be brought together with Resolution's existing customer management activities into a new division based in Glasgow and headed on an interim basis by Gavin Stewart.

Delivers operational and financial synergies from integration and restructuring opportunities

The Acquisition is expected to deliver post-tax cost and asset management operational synergies with a net present value of £64 million and financial synergies with a net present value of £114 million before the cost of achieving those synergies.

The cost synergies represent a per annum saving of approximately £10 million by the end of 2008,

on a run-rate basis, although these savings are expected to decline over time, with a net present value, post-tax, at a 12 per cent. discount rate, of approximately £50 million. The operational cost synergies arising from the acquisition of Abbey's Life Businesses are relatively low in the context of the size of the Abbey cost base, on account of the reduction in the annual embedded value expense allowances which fall by £17 million over this period with an absolute reduction in costs of approximately 30 per cent.. These synergies are predominantly delivered by IT rationalisation, scale benefits and integration of governance functions.

The companies comprising Abbey's Life Businesses primarily sub-contract asset management to State Street and other managers on mostly indexed terms, limiting the opportunities to enhance asset management profits. Total asset management synergies are expected to be approximately £7 million per annum in 2007 (although these are expected to decline over time) including synergies arising from the anticipated internalisation of approximately £2.5 billion of non-passively managed assets and back office economies of scale. The decline of asset management synergies implies a net present value at a 12 per cent. discount rate of £14 million.

The financial synergies are expected to be delivered by the restructuring opportunities that arise from the acquisition of the new insurance companies comprising Abbey's Life Businesses, with net present value of future savings of £114 million. Resolution will focus on enabling optimal use of capital across all insurance companies. The existing Resolution fund merger process will be continued, and further fund mergers will be contemplated. In addition the Enlarged Group is expected to benefit from scale effects of the in-force life funds of Resolution and Abbey's Life Businesses under common ownership, whilst the cash flow profile of Abbey's Life Businesses will accelerate cashflow emergence in the Enlarged Group.

Costs to achieve total operational synergies are expected to be approximately £24 million.

The life company management and governance aspects of Abbey's Life Businesses will form a separate unit of the Life Division within the Enlarged Group, based in Glasgow. Following Completion, the Enlarged Group will retain existing operations in Glasgow. The customer services and IT operations in Glasgow will be brought under the management of Resolution's existing management services group.

The current Resolution operation in Liverpool will close (with the exception of a team managing Resolution's relationship with outsource partners) and its governance and other responsibilities will transfer to Wythall.

Asset management

Resolution's total funds under management as of 31 December 2005 and reflecting the internalisation of the Phoenix Life Group assets, were £38 billion, including approximately £3 billion of third party funds.

Total life company invested assets of Abbey's Life Businesses are approximately £26 billion as of 31 December 2005.

Resolution Asset Management is expected to internalise approximately £2.5 billion of actively-managed assets, but is expected to retain the current approach of outsourcing the passive management of the bulk of Abbey's Life Businesses' assets to State Street, although this may change over time. Resolution Asset Management will take over the functions of Abbey Asset Managers, which is not included in the Acquisition, including asset allocation and supervision of the sub-contracting managers. The management of substantially all of Abbey's Life Businesses' life fund assets is subcontracted to other fund managers.

In addition Resolution Asset Management will retain the current arrangement with Abbey National Treasury Services plc to provide cash management services for the majority of cash holdings of Abbey's Life Businesses (see the description of the cash management agreement in Appendix 3). Resolution Asset Management will continue to manage the cash for other life company and third party clients.

Resolution Asset Management is performing strongly with gross retail sales of £320 million in the first five months of 2006, which exceed retail sales for the full calendar year for 2005 by 29 per cent.. The Directors intend to continue to focus on providing quality investment performance for all clients and securing and maintaining flows from third party investors who are expected to generate around 40 per cent. of Resolution Asset Management's revenues in 2006, as well as seeking to ensure life fund assets are optimally invested.

Positions Resolution well for future transactions

The Directors expect the U.K. life sector to continue to consolidate, given the benefits to policyholders and shareholders from economies of scale in administration and from financial and capital efficiencies.

As a result of the Acquisition, the Directors expect the Enlarged Group to participate more effectively in such consolidation as a result of its expanded range of capabilities. The Directors believe that Resolution retains a competitive advantage for future acquisitions through being able to offer holistic solutions to a potential vendor. The capabilities that Resolution can offer include asset management which can drive synergies, the proven track record of the Resolution management team in acquiring, integrating and operating in-force books of life policies in the U.K., but now also the ability to address the new business element that may be attached to future consolidation opportunities.

Benefits for customers

Resolution is committed to managing its in-force business in a way that treats customers fairly and provides a proactive service environment through to policy maturity. Resolution has put in place various communication and information initiatives that are designed to help policyholders make informed decisions about their policies, including:

- in December 2004, Resolution gave Phoenix Group with-profits bondholders transparency and flexibility in exercising 10 year guarantees;
- in February 2005, Resolution assisted Phoenix Life Group policyholders with contracting back into the State Second Pension;
- reduced longevity risks for with-profit customers from the sale of £3.6 billion annuity books (May and June 2005);
- over 130,000 policyholders received significantly higher payouts on their with-profit policies following the restructuring of the life funds in 2005;
- fixed cost per policy administration costs for with-profit customers (from January 2006) reducing the expense risks in a run-off closed fund; and
- expected increased with-profit bonuses for Britannic Assurance's Industrial Branch policyholders of between 5-20 per cent. at the next bonus review following the Alba Life fund restructuring.

The Directors expect further, similar initiatives will be facilitated by the Acquisition.

Benefits for employees

The employees of the Enlarged Group are expected to benefit from the combination by being part of an expanding and growing life insurance consolidator.

Objectives and strategy of the Enlarged Group

The objectives and strategy of the Enlarged Group will be to focus on the following five key areas:

Delivery of value from Life Division and Service Company

Resolution will focus on the delivery of the integration benefits both of this Acquisition and from the Merger. It will continue to seek ways to optimise capital and improve efficiencies in all areas of business, to create value for both shareholders and policyholders.

Future acquisitions

Whilst Resolution will be engaged in the integration of Abbey's Life Businesses, it will nonetheless continue to seek acquisitions of insurance businesses that meet its appraisal criteria. By drawing upon its core capabilities in structuring and administering in-force life insurance blocks, complemented by its developing strengths in asset management and new business, the Directors believe that the Enlarged Group will be better placed to take advantage of wider consolidation in the life sector.

Should attractive acquisitions not be found, it is the Directors' intention to return surplus capital to investors in due course, consistent with prudent financial management and maintaining a strong credit rating.

Further development of growth businesses

Building on the success of the strong progress in asset management, especially retail sales, Resolution will apply this expertise to the sale of new life business via the Abbey branches and intermediary channel. Whilst retaining its key financially disciplined approach to use of capital, Resolution will seek to improve its competitive position and service proposition in the core protection products to drive volume.

Delivery of customer strategy

The Enlarged Group will seek to extract further value from the customer revenue potential of the enlarged customer base so far as it has access to these customers. It will aim to offer a broad range of financial services products including banking, general insurance, financial planning and protection through its partners.

Treat customers fairly

The Enlarged Group will continue to be committed to treating its customers fairly and will continue to take the positive steps that Resolution has been taking to improve the provision of information to its policyholders, both in response to specific enquiries and more generally in web-based and other communications.

Pro forma information on the Enlarged Group

Embedded Value of the Enlarged Group

In assessing the transaction, the Directors place particular emphasis on its impact on the MCEV of

the Enlarged Group. The Enlarged Group's pro forma combined MCEV as at 31 December 2005 is as follows and shows a pro forma MCEV per Share accretion of 8.2 per cent. (after adjusting for the Rights Issue):

Pro forma information on the Embedded Value of the Enlarged Group

	Resolution plc at 31 December 2005 £m	**Abbey's Life Businesses at 31 December 2005 £m**	**Adjustments £m**	**Total £m**
Net worth before debt, preference shares and hybrid capital	1,812	2,506		4,318
Value of in-force	1,019	1,483		2,502
Gross MCEV	2,831	3,989		6,820
Debt, preference shares and hybrid capital	(700)	(219)	(2,145)	(3,064)
MCEV	**2,131**	**3,770**	**(2,145)**	**3,756**
Adjustment for proceeds raised through issue of Shares since 31 December 2005	2			2
MCEV adjusted for Shares issued since 31 December 2005	2,133			3,758
Number of issued Shares (m) (6)	362.5			712.5(8)
EV per Share	588p			
EV per Share, adjusted for the Rights Issue assuming 440 pence Issue Price	487p			527p
EV per Share accretion in per cent. as at 31 December 2005				8.2

Please see Appendix 5 for the notes that attach to the table above

The expected accretion in EV per Share as at 31 December 2005 is calculated assuming the Issue Price of 440 pence. Should the Issue Price be determined to be 520 pence this accretion would marginally improve. The EV per Share accretion does not take into account movements during the year or events occurring post 31 December 2005, and does not include adjustment for harmonisation of assumptions within Abbey's Life Businesses to assumptions consistent with those adopted by Resolution, which the Directors believe, net of release of provisions, is unlikely to be material.

Capital position of the Enlarged Group

Following the European Union's Insurance Groups Directive, implemented in the U.K. via the Integrated Prudential Sourcebook, U.K. insurance companies are required to perform a Group Capital Adequacy Calculation ("GCAC") at parent company level. As at 31 December 2005, Resolution Group had a surplus of £651 million over requirements at parent company level. This figure does not reflect the Life Division restructuring which resulted in ownership of Alba Life transferring from Britannic Assurance to Resolution Life Limited and the repurchase of the RLG Preference Shares issued to RSA, which occurred subsequent to this date.

Following the Completion of the Acquisition and Rights Issue it is anticipated that the Enlarged Group will continue to exceed its GCAC requirements even before the planned issuance of Tier 2 hybrid capital.

Resolution has been assigned the long-term counterparty credit rating of 'BBB+' with stable outlook by S&P, and a long-term issuer default rating of 'A-' with stable outlook by Fitch. Since the Merger, neither Resolution nor its subsidiaries have solicited insurer financial strength ratings from S&P or Fitch. Resolution does not have an interactive ratings relationship with Moody's.

S&P is expected to affirm the long-term counterparty credit rating of Resolution at 'BBB+'.

However, the outlook on the rating is expected to change from stable to negative. The credit rating of Resolution's 6.5864 per cent. Perpetual Reset Capital Securities is expected to be maintained at 'BBB-'.

Fitch is expected to affirm the issuer default rating of Resolution at 'A-' with stable outlook and the credit rating of Resolution's 6.5864 per cent. Perpetual Reset Capital Securities 'BBB' with stable outlook.

The capital quality of the Enlarged Group will be maintained by an appropriate use of gearing matched to the cash flows emerging from the Enlarged Group's business. The Directors believe that the financial metrics resulting from the Acquisition will be consistent with the delivery of medium term targets and that, at Completion, Resolution will achieve the following:

- a prudent GCAC surplus;
- debt (including senior debt and hybrid capital but after the repayment of £1.15 billion of the Bridge Facility out of Excess Capital) to gross MCEV no higher than 35 per cent. trending towards 25 per cent. in the medium term;
- liquid resources at holding company level exceeding two years' interest payments after the repayment of £1.15 billion of the Bridge Facility out of Excess Capital; and
- fixed charge coverage (cash flows including capital distributions from subsidiaries divided by interest payments) exceeding five times.

Current trading

Since 31 December 2005, Resolution has continued to operate profitably. Resolution's asset management business has experienced strong third party inflows in the year to date and has internalised the significant majority of the assets of the Phoenix Life Group companies from F&C Asset Management.

The integration of the Britannic Group and Resolution Life Group businesses has continued to remain in line with management expectations. Resolution remains on track to deliver the estimated cost synergies of £20 million per annum by the end of 2007 with an estimated one-third of those savings being achieved in 2006.

Since 31 December 2005 Abbey's Life Businesses' sales performance has significantly improved on the same period last year. Protection new business sales are broadly flat across the same period with branch based retail protection sales marginally higher for the first five months of 2006, offset by a slight reduction in intermediary protection sales across the same period. Total new business sales through the retail channel for the first five months of 2006 are significantly up on those for the same period in 2005. New business sales through the intermediary channel are marginally lower across the corresponding period. Overall, new business margins have reduced from the prior year due to changes in underlying product mix. In addition, whilst lapse experience has continued above expectations this has been offset by reduced costs following the successful implementation of Group wide cost reduction strategies.

Financing structure

Resolution expects to raise approximately £3.8 billion as set out in the following table.

Uses	£m	Sources	£m
Acquisition price	3,600	Rights Issue	1,540
Existing Resolution senior debt (to be refinanced)	85	Bridge Facility	1,680
Deal costs	85	New Facilities	550
	3,770		**3,770**

The Acquisition price, the estimated deal costs and the refinancing of the existing Resolution senior debt, are to be financed by the estimated gross proceeds of the Rights Issue of £1.54 billion and debt, initially comprising a short-term bridging facility of up to £1.75 billion (the "Bridge Facility") and new debt facilities of £550 million (the "New Facilities").

Bridge Facility

The Bridge Facility is expected to be repaid as follows:

(i) £1.25 billion of loans from Abbey's Life Businesses is expected to be available shortly after Completion, of which up to £100 million will be retained for working capital purposes. As a result of due diligence, the Directors believe that there is approximately £1.5 billion of excess capital as at 31 December 2005 within Abbey's Life Businesses surplus to that required for regulatory purposes and post application of Resolution's proposed capital management policies for Abbey's Life Businesses. For structural reasons, the Excess Capital cannot currently be paid by Abbey's Life Businesses as a dividend to Abbey. However, Resolution intends that, subject to discussions with the FSA and the fulfillment of certain legal requirements, Abbey's Life Businesses will, once they are part of the Enlarged Group, be able to lend an amount equal to £1.25 billion, representing the "Excess Capital", to Resolution for it to repay, in part, the Bridge Facility and for working capital purposes; and

(ii) the Directors intend that the balance of the principal amount of the Bridge Facility will be refinanced by the issue of Tier 2 hybrid capital following Completion. The terms and conditions and the amounts of any hybrid capital will depend, in part, on market conditions at the time of issuance.

Rights Issue

Resolution proposes to raise a gross amount of approximately £1.54 billion through the Rights Issue. The New Shares will be offered to Qualifying Shareholders, other than, subject to certain exceptions, those with registered addresses in the United States or in the Excluded Territories, held on the Record Date, at an issue price (the "Issue Price") of between 440 pence and 520 pence per New Share, payable in full on acceptance of the offer. The Issue Price will be finally determined on the day of the EGM by agreement of the Company and the Underwriters in accordance with the terms of the Underwriting Agreement. At the minimum underwritten price of 440 pence per New Share, the Rights Issue would be on the basis of 28 New Shares for every 29 Existing Shares held by Qualifying Shareholders on the Record Date, and on the basis of 9 New Shares for every 11 Existing Shares if made at the maximum underwritten price of 520 pence per New Share. If a Qualifying Shareholder does not take up the offer of New Shares in whole or in part, such Qualifying Shareholder's holding will be diluted by approximately 49 per cent. (assuming an Issue Price of 440 pence per New Share) and by approximately 45 per cent. (assuming an Issue Price of 520 pence per New Share). Fractions will not be allotted to Qualifying Shareholders but will be aggregated and sold for the benefit of Resolution.

The final Issue Price, and therefore the number of New Shares, will be determined on the day of the EGM.

An Issue Price of 440 pence per New Share at an offering ratio of 28 New Shares per 29 Existing Shares would represent a discount of approximately 21.4 per cent. to the theoretical ex-rights price and a 34.9 per cent. discount to the closing middle market price as derived from the London Stock Exchange's Daily Official List of 676.0 pence per Share on 6 June 2006, being the latest practicable date prior to announcement of the Rights Issue. These discounts would be 14.2 per cent. and 23.1 per cent. at an Issue Price of 520 pence per New Share at an offering ratio of 9 New Shares per 11 Existing Shares.

The Rights Issue is conditional upon, inter alia:

(i) Resolutions 1 and 3 being passed at the Extraordinary General Meeting;

(ii) the Underwriting and Sponsorship Agreement having become unconditional in all respects (save for the condition relating to Admission) and not having been terminated in accordance with its terms; and

(iii) Admission having occurred by no later than 8.00 a.m. on 1 August 2006 (or such time and/or date as the Underwriters and Resolution may agree), but is not conditional upon Completion of the Acquisition.

The New Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Shares, including the right to receive all dividends (including Company's 2006 interim dividend anticipated to be declared in September 2008) or distributions made, paid or declared after the date of issue of the New Shares.

Applications will be made for the maximum number of New Shares that may be issued to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities. Admission is expected to occur and dealings to commence in the New Shares, nil paid, at 8.00 a.m. on 18 July 2006. The latest time and date for acceptance and payment in full under the Rights Issue is expected to be 11.00 a.m. on 8 August 2006.

Definitive share certificates for the New Shares to be held in certificated form are expected to be despatched by post by no later than 17 August 2006 to persons entitled at their registered address (unless lodging agent details are supplied). New Shares will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST as at the close of business on 8 August 2006 and will be credited to the appropriate stock accounts of those persons at 8.00 a.m. on 9 August 2006.

In the unlikely event that the Rights Issue proceeds but Completion does not take place, the Directors' current intention is that the proceeds of the Rights Issue will be invested on a short-term basis while the Directors evaluate other acquisition opportunities and, if no acquisitions can be found on acceptable terms, the Directors will consider how best to return surplus capital to Shareholders. Such a return could carry fiscal costs for certain Resolution Shareholders. If, before despatch of the PALs, the Acquisition Agreement has terminated or a material breach has occurred in relation to the Acquisition, the Underwriters' obligations under the Underwriting and Sponsorship Agreement may be terminated and therefore it is highly unlikely that the Rights Issue would proceed.

Each of the Directors intends either to take up in full his rights to subscribe for New Shares under the Rights Issue or to sell sufficient of his Nil Paid Rights during the nil paid dealing period to meet the costs of taking up the balance of his entitlement to New Shares.

Information on Abbey's Life Businesses

Overview and history

Abbey's Life Businesses comprise the life insurance businesses of Abbey, the U.K. retail bank, which have been acquired or established by Abbey since 1992. Abbey's Life Businesses operate in the life assurance and pensions markets, and certain companies continue to write life and pensions business in the United Kingdom and in various offshore jurisdictions. There are five principal companies which comprise Abbey's Life Businesses that are the subject of the Acquisition:

(i) Scottish Mutual Assurance (or "SMA") was established in 1992 to acquire the former Scottish Mutual life insurance business from its mutual members. It has become the principal vehicle for writing intermediary business in the Abbey Group. It is the largest life company in the Abbey Group with total admissible long-term business assets of approximately £12.4 billion as at 31 December 2005. The company has a closed with-profit sub-fund, which has both conventional and unitised with-profit policies. The with-profit sub-fund re-insures the investment element of all of the unitised with-profit policies of Abbey National Life and some of the unitised with-profit policies of Scottish Mutual International. The non-profit sub-fund is currently open to new business which comprises unit-linked investment products and non-linked protection business and annuities.

(ii) Abbey National Life (or "ANL") was established in 1993 to sell life and pensions products to Abbey's customers via Abbey's branches. ANL had admissible long-term business assets of £2.2 billion as at 31 December 2005. ANL's long-term business fund is a non-profit fund. The company sells unit-linked investment products, non-linked protection products, annuities and pensions. ANL historically sold unitised with-profit bonds but ceased to do so at the end of 2002. The investment element of ANL's unitised with-profit policies is re-insured into SMA's with-profit sub-fund.

(iii) Scottish Mutual International (or "SMI") is a Dublin based offshore life company set up in 1996, which is closed to new business. SMI has a non-profit fund and a with-profit fund (called the "Dublin fund"). Like ANL, SMI re-insures the investment element of its unitised with-profit policies into SMA's with-profit sub-fund, although in SMI's case some unitised with-profit liabilities are retained within the Dublin fund. SMI had total assets of approximately £2.3 billion as at 31 December 2005.

(iv) Scottish Provident Limited (or "SPL") was established by Abbey in 2001 to acquire the former Scottish Provident life insurance business. SPL was closed to new business in 2001. The company and its predecessor Scottish Provident traditionally targeted the intermediary distribution channel. Its brand is currently used to sell new protection policies via intermediaries but the policies are written in the SMA non-profit sub-fund. SPL also has a branch in Ireland that is closed to new business. SPL has two with-profit sub-funds which have both conventional and unitised with-profit policies. The company also has two non-profit funds which, like the SMA non-profit sub-fund, have unit-linked investment products, non-linked protection business and annuities. SPL had admissible long-term business assets of approximately £7.2 billion as at 31 December 2005.

(v) Scottish Provident International Life Assurance (or "SPILA") is an Isle of Man based life insurance company, which was established in 1991 and acquired by Abbey in 2001 at the time of the Scottish Provident acquisition. It markets offshore products to U.K. customers and also markets products in the Isle of Man and the Channel Islands and has a Hong Kong office and insurance license. SPILA provides a selection of bespoke investment (single premium offshore investment bonds, single and regular premium unit-linked whole of life insurance policies), trust and tax planning products. The Hong Kong office is closed to new business. SPILA had total assets of approximately £1.3 billion as at 31 December 2005.

In 2004, Abbey was acquired by Santander, the Spanish retail and commercial bank.

It is envisaged that some 2,000 Abbey employees will transfer to Resolution as part of the transaction.

Distribution

Abbey's Life Businesses have two principal forms of distribution which focus on obtaining new business:

Retail distribution

Abbey's Life Businesses have exclusive access for the sale of life and pensions products to Abbey's U.K. branches, of which there are over 700. Mortgage and related protection products are sold direct to customers through mortgage advisers based in the branches and other life and pensions products through branch-based financial advisers.

Intermediary distribution

Abbey's Life Businesses' products are also distributed via "Abbey for Intermediaries", which comprises broker consultants focused on the mortgage market, offering mortgage and protection products to intermediaries, and a specialist wealth management broker consultant sales force offering a range of investment and pension products to intermediaries.

Products

The main products which Resolution will continue to distribute through Abbey via the Distribution Agreements include:

Protection

Protection includes life insurance and critical illness products. These products are sold via intermediaries under the Scottish Provident brand, which has approximately 18 per cent. of the U.K. intermediary protection market segment based on APE sales in 2005. The Scottish Provident brand is well known amongst the intermediary community and enjoys a high level of market recognition. In addition to Scottish Provident protection products sold through intermediaries, Abbey's Life Businesses manufacture protection products sold through the Abbey retail channels under the Abbey brand.

Offshore bond

The offshore bond product is a niche long-term savings investment and is manufactured by SPILA. It is distributed to intermediaries by Abbey's wealth management sales force which also sells self invested personal pensions and wrap products.

Structured investment products

A range of structured investment products is manufactured by Abbey National Life and distributed to Abbey retail customers. The products include the Guaranteed Income Bond which is a life bond which gives customers the certainty of a regular fixed income plus a guaranteed return of the initial investment at maturity, and the Guaranteed Growth Bond which gives customers a return against an equity index plus a guaranteed return of the initial investment at maturity.

Other products which will be included in the Distribution Agreements include regular and single premium stakeholder pension products.

Life assurance new business premiums

The table below shows reported new business volumes, by distribution channel and product type, for life and pensions products sold by Abbey's Life Businesses in 2005. The figures include incremental sales by SMI and SPL, which are closed to new business (this explains the difference from the APE [5] of £164 million detailed elsewhere in this announcement), but exclude sales of ISA and unit trust products (which formed part of Abbey's insurance and asset management division but will not form part of the ongoing distribution arrangements).

Abbey's life assurance new business premiums as at 31 December 2005

£m	31 December 2005 Retail	Intermediary	Total
Single			
Pension	24	204	228
Life and other bonds	151	293	444
	175	497	672
Annual			
Pension	10	12	22
Life and other bonds	–	1	1
Term assurance and other protection	18	64	82
Total annual premiums	28	77	105
Total new business premiums	203	574	777
APE	45	127	172

Capital position of Abbey's Life Businesses

The capital requirements of all of those of Abbey's Life Businesses which are U.K. based are assessed under the FSA's Prudential Sourcebook regime. Capital requirements are assessed on a statutory basis (Pillar 1), and by an Individual Capital Assessment methodology taking into account an assessment of all risks by the company (Pillar 2). Capital requirements for life companies assessed under this methodology are based on the higher of each Pillar. In the case of Abbey's Life Businesses, the Pillar 1 tests are higher for each U.K. life company.

Abbey's Life Businesses' summary Pillar 1 capital position as at 31 December 2005

£m	SMA	SPL	ANL	Total
Surplus assets				
With-profits subfund	441	1,140	0	
Non-profit subfund	281	156	129	
Shareholders' fund	870	482	207	
Total surplus assets	1,592	1,778	336	3,706
Capital Resource Requirement ("CRR")	(605)	(1,199)	(86)	(1,890)
	987	579	250	1,816
Application of Resolution's proposed capital policy	(217)	(87)	(30)	(334)
Excess assets after CRR and Resolution capital policy	**770**	**492**	**220**	**1,482**

The proposed capital management policies which Resolution expects to apply in relation to Abbey's Life Businesses are as follows:

For closed with-profits funds, sufficient capital will be held to cover the greater of:

(i) 100 per cent. of Pillar 1 CRR plus 50 per cent. of (LTICR + RCR);
(ii) 140 per cent. of ICA; and
(iii) 110 per cent. of (ICA + ICG)

For closed non-profit funds, sufficient capital will be held to cover the greater of:

(i) 125 per cent. Pillar 1 CRR;
(ii) 140 per cent. of ICA; and
(iii) 110 per cent. of (ICA + ICG)

For open non-profit funds, sufficient capital will be held to cover the greater of:

(i) 135 per cent. of Pillar 1 CRR;

(ii) 150 per cent. of ICA; and
(iii) 110 per cent. of (ICA + ICG)

Based on the above assessment of the Pillar 1 capital requirements as adjusted for the application of Resolution's proposed capital management policies, as at 31 December 2005, there was in aggregate £1.5 billion capital in excess of the minimum capital requirements across all the three U.K. life companies. In addition, as at 31 December 2005, SMI had £95 million of assets in excess of the relevant regulatory capital requirements. The excess capital in SPILA is not material. Allowing for Resolution's proposed capital management policy, actions taken in the context of the Acquisition, and for agreements made with the FSA, it is the opinion of the Directors that there remains a significant amount of excess capital within Abbey's Life Businesses.

Prior to the proposed Acquisition, Abbey's Life Businesses had initiated discussions with the FSA over possible reorganisation options to release some of this excess capital to the parent.

Subordinated debt

The £200 million of undated 7.25 per cent. subordinated debt redeemable by the issuer in 2021, issued by SMA in 2001, and the £125 million of undated 8.75 per cent. subordinated debt redeemable by the issuer in 2007, issued in 1997 by an SPL predecessor company (via a special purpose vehicle), did not qualify as Tier 2 capital resources debt as at 31 December 2005 following changes in the relevant FSA rules and are therefore not reflected in the table above. The £125 million SPL bonds are obligations of the with-profit fund.

Abbey's Life Businesses' credit ratings

Companies in Abbey's Life Businesses have been assigned insurer financial strength and credit ratings from S&P, Fitch and Moody's.

ANL has been assigned the long term counterparty credit and insurer financial strength ratings of 'A' by S&P. ANL's S&P ratings were downgraded from 'A+' on 4 May 2006 following confirmation of talks between Abbey and Resolution over the future of the life businesses due to S&P's view that it was no longer a core subsidiary of Abbey. At the same time, the ratings on ANL, together with all ratings on related entities SMA and SPL, were placed on CreditWatch with negative implications. Both SMA and SPL have been assigned the long term counterparty credit and insurer financial strength ratings of 'BBB+' by S&P.

S&P is expected to downgrade the long-term counterparty credit rating and the insurer financial strength ratings of ANL from 'A' to 'BBB+'. The ratings on ANL, together with the ratings on the related entities SMA and SPL, are expected to remain on CreditWatch with negative implications.

ANL has been assigned the insurer financial strength rating of 'A' with stable outlook by Fitch. SMA and SPL have been assigned the long term issuer default rating of 'A-' with stable outlook and the insurer financial strength rating of 'A' with stable outlook by Fitch. Fitch is expected to affirm these ratings at their current levels.

ANL does not have ratings assigned by Moody's. SMA and SPL have been assigned the insurer financial strength rating of 'A3' with negative outlook by Moody's. Resolution does not have an interactive ratings relationship with Moody's and it is possible that Moody's may review or change their ratings on SMA and SPL following announcement of the transaction.

Actuarial information on Abbey's Life Businesses

The Embedded Value information below represents the information published by Abbey in its 2005 year-end report and accounts adjusted for businesses not acquired by Resolution, principally Abbey National Asset Managers Limited, Abbey National PEP and ISA Managers Limited and Abbey National Unit Trust Managers Limited, offset by the impact of liabilities which are outside the scope of the transaction. The majority of Abbey's Life Businesses' value of in-force stems from unit-linked and non-profit business. Abbey's Life Businesses' reserves were, as at 31 December 2005, split approximately 56 per cent. with-profits, 8 per cent. non-profit and 36 per cent. unit-linked.

Value of long-term assurance business on TEV basis:

£m	At 31 December 2005
Discounted value of future profits (net of tax) (7)	1,421
Net assets held by long-term assurance funds	1,414
Total value of long-term assurance business	2,835
Other net assets of shareholder funds	847
Total value of long-term assurance businesses	3,682
Adjustments for businesses not being acquired and liabilities outside the scope of the transaction	11
	3,693
Resolution adjustments arising from alignment of TEV	(31)
Value of long-term assurance business acquired (TEV)	**3,662**

Appendix 5 sets out further details on the adjustments for businesses not acquired.

The following table sets out the adjustments required to align Abbey's Life Businesses' 2005 Traditional Embedded Value with Resolution's Embedded Value methodology by applying Market Consistent Embedded Value principles. Adjustments have not been made to the underlying assumptions. In particular, mortality, expense and lapse assumptions remain as assumed by Abbey's Life Businesses. The Directors believe that harmonisation of assumptions between the two groups, net of release of provisions, is unlikely to be material to the estimated MCEV of Abbey's Life Businesses.

Reconciliation of TEV to MCEV:

£m	At 31 December 2005
Value of long-term assurance business acquired (TEV)	3,662
Mark-to-market subordinated debt	(19)
Intrinsic burn-through costs (net of tax relief)	(26)
Certainty equivalent adjustments	183
Allowance for non-market risks	(115)
Cost of required capital adjustment	105
Group cost of capital	(20)
Estimated MCEV of Abbey's Life Businesses	**3,770**

Appendix 5 sets out in detail the explanation of these movements.

The breakdown of Abbey's Life Businesses' VIF of approximately £1.5 billion is 30 per cent. unit-linked, 34 per cent. with-profit and 36 per cent. non-profit. The breakdown of this VIF by business is 7 per cent. SPILA and SMI, 16 per cent. ANL, 25 per cent. Scottish Provident and 51 per cent. SMA.

The breakdown of Abbey's Life Businesses' approximately £26.4 billion of life company invested assets is 15 per cent. cash and cash equivalents, 42 per cent. fixed interest and 43 per cent. equities.

The table below shows the 2005 pre-tax new business contribution of £38 million for Abbey's Life Businesses as reported in Abbey's 2005 report and accounts.

New business added value (excluding incremental sales within SPL and SMI):

	31 December 2005		
	Retail	**Intermediary**	**Total**
New business contribution (£ million)	12	26	38
APE (£ million)	45	119	164
New business margin (per cent.)	26	22	23

Resolution has assessed Abbey's 2005 new business contribution by reference to, inter alia, the new commission rates set out in the Distribution Agreements and the new reinsurance terms. The Directors believe that on this basis Abbey's Life Businesses' new business contribution would not be materially different from that reported by Abbey in its 2005 reports and accounts.

Resolution will adopt a financially disciplined approach to writing new business. The Company will target a 12 per cent. IRR on any invested capital. Based upon the new business mix and volumes in 2005, and taking into account the new commission terms under the Distribution Agreements, the Directors believe that the new business strain would have consumed approximately £180 million of capital. The Directors expect that, when combined with the strong early cash flow release profile of Abbey's Life Businesses' in-force book, this strain would be more than covered by capital emerging from the in-force portfolio. The IRR of the protection business written by Abbey in 2005, restated to the new commission terms under the Distribution Agreements, was estimated to be approximately 12 per cent..

Financial information on Abbey's Life Businesses

The businesses being acquired had gross assets of £29.4 billion as at 31 December 2005. The audited trading profit before tax for companies included in scope included in Abbey's financial results for the year ended 31 December 2005 was £278 million. The difference (£150 million) between the published trading profit before tax of £128 million is due to the exclusion of trading profit of companies outside the scope of the transaction and the cost of capital charged to the life insurance operations.

Information on Resolution Group

Resolution is the largest specialist manager of in-force U.K. life funds. It was formed on 6 September 2005 when the merger of Britannic Group plc and Resolution Life Group Limited ("RLG") completed.

Resolution's Head Office is in London, with significant administration operations in Wythall and Liverpool. Resolution's asset management operations are based in Glasgow.

Britannic's heritage dates back to 1866, but it was only in 2003 that it closed for new business to focus on acquiring closed life funds. Britannic acquired the life operations of Allianz Cornhill in December 2004 for £115 million and the Century Group in March 2005 for £45 million.

RLG was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850 million and Swiss Life UK for £205 million in March 2005.

Resolution had total policyholder assets of approximately £35 billion at 31 December 2005, with

total funds under management of £38 billion. Resolution reported embedded value of £2,131 million as at 31 December 2005, Life division EEV profits before tax for 2005 of £225 million, and IFRS profit before tax attributable to equity holders of £260 million.

Resolution plans to announce interim results for the six months to 30 June 2006 on 20 September 2006.

Management and Board of the Enlarged Group

Key executives of Abbey's Insurance and Asset Management divisions will join Resolution's executive management team.

Given the transformational scale of the transaction, Resolution is strengthening its Board. Ian Maidens, Group Chief Actuary & Head of Corporate Development, and Brendan Meehan, Managing Director, Resolution Management Services, will join the Board, subject to shareholder approval. These appointments will not affect their current roles within the Resolution Group but will add to the depth and strength of the current Board. Ian Maidens' and Brendan Meehan's appointments to the Board are subject to shareholder approval as, under Article 89 of Resolution's Articles of Association, the maximum number of Directors on the Board is eleven. Their appointments will mean that the total number of Directors will be twelve. A special resolution will be proposed at the EGM to amend the Articles of Association so that the maximum number of Directors going forwards is fifteen.

Clive Cowdery's status as Chairman will change from Executive to Non-Executive from the date of the EGM. This will not affect his current and continuing role in leading the strategic mergers and acquisitions activity of Resolution or his commitment to the Company. This change will create a better balance on the Board between executive and non-executive Directors in anticipation of the increased market capitalisation of the Enlarged Group propelling Resolution into the FTSE 100 companies. Clive Cowdery intends to take up his entitlement under the Rights Issue in full.

The new business activities of the acquired business will be brought together with Resolution's existing customer management activities into a new division based in Glasgow and headed on an interim basis by Gavin Stewart. Over time, Resolution will seek to strengthen its management team through the recruitment of an experienced sales and marketing executive to head this new business unit. Graham Singleton, who is currently responsible for Resolution's existing life division in Wythall, will move to Glasgow to head up a new unit comprising the Abbey life businesses. He will be replaced in Wythall by Keith Greenfield, his current deputy and former Managing Director of Royal & SunAlliance Life.

There are no matters to be disclosed pursuant to paragraphs 9.6.13 (2) to (6) of the Listing Rules of the U.K. Listing Authority in respect of the Proposed Directors.

Details of the Proposed Directors' service contracts, once agreed, will be included in the Prospectus.

Approvals, implementation and timetable

The Acquisition and Rights Issue are subject to, most notably, approval by Resolution Shareholders and the receipt of the requisite regulatory and listing consents. The Rights Issue is not conditional upon Completion of the Acquisition. A Prospectus in connection with the Acquisition and the Rights Issue containing the Notice of meeting is expected to be despatched on or around 23 June 2006. Completion is expected to take place in mid to late August 2006. Appendix 1 contains a summary timetable.

Resolution has negotiated an appropriate package of warranties and indemnities that is tailored to

reflect the specific circumstances of Abbey's Life Businesses.

Share Schemes

The entitlement of participants to options and awards granted under the Share Schemes may be adjusted in such a way as the Directors consider appropriate as a result of the Rights Issue, with a view to neutralising the effect on participants in the Share Schemes. These adjustments, if any, will not be made until after the Rights Issue and will be subject to approval of HM Revenue & Customs, as appropriate. Participants in the Share Schemes will be contacted separately with further information on how their options and awards may be affected by the Rights Issue.

Ernst & Young reporting

Ernst & Young has reported on the pro forma IFRS financial information on the Enlarged Group included in this announcement. The full report is included in Appendix 5.

Resolution is being advised by Citigroup, Goldman Sachs and Lazard.

Enquiries:

Resolution 020 7489 4880
Clive Cowdery
Paul Thompson
Steve Riley

Temple Bar Advisory 07795 425 580
Alex Child-Villiers

Citigroup 020 7986 4000
Chris Jillings
Andrew Thompson

Goldman Sachs 020 7774 1000
John Rafter
Paul Miller

Lazard 020 7187 2000
Jon Hack
Richard Chang

Notes:

1) For the purposes of European Embedded Value ("EEV") reporting, the Group has adopted a market-consistent methodology. Within a Market Consistent Embedded Value ("MCEV") framework, assets and liabilities are valued in line with market prices and consistently with each other. In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. The estimated MCEV differs from the TEV reported by Abbey for its life business of £3,682 million. See section on actuarial information on Abbey's Life Businesses for a reconciliation of TEV to MCEV.

2) Adjusted for the Rights Issue on the basis of the issue of 350.0 million New Shares at 440 pence per New Share

3) Excluding the repurchase of preference shares held by Royal & Sun Alliance and the restructuring of Alba Life

4) The proposed release of Excess Capital has no impact on combined net MCEV

5) Annual Premium Equivalent. Calculated as 10 per cent. of single premium new business premiums, plus annual new business premiums

6) Number of issued Shares includes 1.4 million Shares issued since 31 December 2005

7) The discounted value of future profits is based on a risk discount rate of 7.0 per cent. and calculated post tax and cost of solvency on a Traditional Embedded Value basis

8) Based on the maximum number of New Shares issued assuming an issue price of 440 pence

Each of Citigroup, Goldman Sachs and Lazard is acting for Resolution and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to any person other than Resolution for providing the protections afforded to each of their respective clients or for providing advice in relation to the Acquisition or the Rights Issue or any other matters referred to in this document.

This announcement does not constitute an offer to sell or the solicitation of an offer to acquire Nil Paid Rights, Fully Paid Rights or New Shares.

The Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States or by United States persons absent registration or an applicable exemption from the registration requirements of the Securities Act and in compliance with state laws.

This announcement does not constitute an offer of Nil Paid Rights, Fully Paid Rights, New Shares or Provisional Allotment Letters to any Shareholder with a registered address in, or who is resident in, the United States or the Excluded Territories. None of the Nil Paid Rights, the Fully Paid Rights, the New Shares or the Provisional Allotment Letters have been or will be registered under the relevant laws of any state, province or territory of the Excluded Territories. This document does not constitute an offer to sell or a solicitation of an offer to buy New Shares or to take up entitlements to Nil Paid Rights in any jurisdiction in which such offer or solicitation is unlawful.

THIS DOCUMENT IS NOT A PROSPECTUS. IT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OF SECURITIES, OR CONSTITUTE A SOLICITATION OF ANY OFFER OF SECURITIES. YOU SHOULD NOT PURCHASE OR SUBSCRIBE FOR SECURITIES REFERRED TO IN THIS DOCUMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS TO BE ISSUED IN DUE COURSE, AND ANY SUPPLEMENT OR AMENDMENT THERETO.

The contents of this document must not be construed as legal, business, tax or investment advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser, tax adviser or independent financial adviser for legal, financial, tax or investment advice.

The price and value of securities can go up as well as down. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if you are not, from another appropriately authorised independent financial adviser.

This announcement may contain certain 'forward-looking statements' with respect to certain of Resolution's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Resolution's control including among other things, U.K. domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Resolution affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result Resolution's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Resolution's forward-looking statements. Resolution undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

-

List of Appendices

1. Expected timetable of principal events and share capital statistics
2. Risk factors
3. Summaries of Acquisition, Distribution and Related Agreements
4. Summaries of Underwriting and Sponsorship and New Facilities Agreements
5. Ernst & Young report on pro forma financial information
6. Definitions and glossary

Appendix 1

Expected timetable of principal events

Each of the times and dates in the table below is indicative only and may be subject to change.

	2006
Announcement of the Acquisition and Rights Issue	7 June
Publication of the Prospectus	23 June
Record Date for entitlement under the Rights Issue	close of business on 14 July
Latest time and date for receipt of Forms of Proxy	15 July
Extraordinary General Meeting	**17 July**
Despatch of Provisional Allotment Letters by no later than 7.30 a.m.	18 July
Dealings in New Shares, nil paid commence on the London Stock Exchange	8.00 a.m. on 18 July
Existing Shares marked "ex" by the London Stock Exchange	8.00 a.m. on 18 July
Nil Paid Rights and Fully Paid Rights enabled in CREST	by 8.00 a.m. on 18 July
Recommended latest time for requesting withdrawal of Nil Paid Rights and Fully Paid Rights from CREST (i.e. if your Nil Paid Rights and Fully Paid Rights are in CREST and you wish to convert them to certificated form)	4.30 p.m. on 1 August
Latest time for depositing renounced Provisional Allotment Letters, nil or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on 3 August
Latest time and date for splitting Provisional Allotment Letters, nil or fully paid	3.00 p.m. on 4 August
Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters	**11.00 a.m. on 8 August**
Results of Rights Issue to be announced	by 8.00 a.m. on 9 August
Dealings in New Shares, fully paid, commence on the London Stock Exchange	by 8.00 a.m. on 9 August
New Shares credited to CREST stock accounts	9 August

Despatch of definitive share certificates for the New Shares in certificated form	by no later than 17 August
Expected date of Completion of the Acquisition and expected date of readmission of the Existing Shares and New Shares	the second half of August

SHARE CAPITAL STATISTICS

Minimum Issue Price per New Share	440 pence
Maximum number of New Shares to be issued[2]	350.0 million
Gross proceeds of the Rights Issue[1]	£1.540 billion
Net proceeds receivable by Resolution, after deduction of expenses[1]	£1.505 billion
New Shares as a maximum percentage of the Enlarged Share Capital of the Company following the Rights Issue[1, 2]	96.6 per cent.
Maximum number of Shares in issue immediately following the Rights Issue[2, 3]	712.5 million

Notes:

1. Based on the maximum number of New Shares being issued under the Rights Issue.
2. Assuming an Issue Price of 440 pence per New Share.
3. On the assumption that no further Shares are issued as a result of the exercise of any options under the Share Schemes between the date of this announcement and the closing of the Rights Issue.

Appendix 2

Risk factors

Any of the risks described below could have a material adverse impact on Resolution's or, following the Acquisition, the Enlarged Group's business, financial condition and results of operations and could therefore have a negative effect on the trading price of the Shares and affect a prospective investor's investment (and, accordingly, all references to the Enlarged Group in this section shall also be construed as references to Resolution, for the period prior to the Acquisition, unless the context otherwise requires). The information below does not purport to be exhaustive. Additional risks and uncertainties not presently known to Resolution or that Resolution currently deems immaterial may also have an adverse material effect on Resolution's or, following the Acquisition, the Enlarged Group's business, financial condition and operating results. If this occurs, the price of the Shares may decline and investors could lose all or part of their investment.

1. Economic conditions and financial markets

Fluctuations in fixed income and equity markets will affect reported financial results, the EV and capital requirements of the Life Division

The Enlarged Group has substantial exposure to fixed interest securities, equity securities and property returns via its constituent life insurance portfolios. While the investment risk is often shared in whole or in part with policyholders, fluctuations in the fixed income and equity markets will directly or indirectly affect the reported financial results, the EV and the capital requirements of the Life Division where substantial falls in the value of investment securities may cause additional shareholder capital to be required or retained.

A reduction in long-term interest rates would increase the amount of the Enlarged Group's insurance liabilities

Reductions in the level of long-term interest rates may adversely affect the Enlarged Group's business, results of operations and/or financial condition. Under relevant U.K. insurance regulation, the rate at which future actuarial liabilities can be discounted is based on the level of long-term interest rates. As a result, a reduction in long-term interest rates would increase the amount of the Enlarged Group's insurance liabilities and could thereby reduce its financial strength.

Sustained interest rate fluctuations could have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition to the extent that asset liability matching is not practicable or fully achieved

The liabilities in respect of certain products, notably annuities, vary as interest rates fluctuate and so life insurance companies often attempt to match the liabilities with assets whose sensitivity to interest rates is the same as, or similar to, that of the liabilities. However, to the extent that such asset liability matching is not practicable or fully achieved there may be fluctuations in the difference between assets and liabilities as interest rates change. Sustained interest rate fluctuations could therefore have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition.

Investment portfolios are susceptible to changes in general economic conditions

Investment portfolios are also susceptible to changes in general economic conditions, including changes that impact the general creditworthiness of the issuers of debt securities and equity securities and the value and returns from properties held in the portfolios. The value of fixed income securities may be affected by changes in issuers' credit ratings.

2. Insurance risks

Success of the long-term insurance business within the Enlarged Group depends to a significant extent on the values of claims paid in the future relative to the assets accumulated to the date of the claim

The success of the long-term insurance business within the Enlarged Group depends to a significant extent on the values of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions with regard to the development of interest rates, mortality rates, persistency rates (being the extent to which policies remain in-force and are not for any reason surrendered or transferred prior to maturity) and future levels of expenses. These assumptions may turn out to be incorrect.

In addition, it is necessary for the boards of directors of the relevant companies to make decisions, based on actuarial advice, which ensure an appropriate build-up of assets and liabilities relative to one another. These decisions include the allocation of investments among equity, fixed income, property, other internal and external unlisted investments and other asset classes, the setting of policyholder bonus rates (some of which are guaranteed) and the setting of surrender terms. While the boards of directors of the companies within the Life Division seek to ensure that such decisions are consistent with their regulatory obligations, there is a risk that policyholders may argue that their interests or reasonable expectations have been adversely affected by such decisions.

Changes in actuarial assumptions used by the companies within the Life Division, which are driven by estimates which have ultimately differed from actual liabilities, may lead to changes in the level of capital required to be maintained

Although the companies within the Life Division monitor their actual experience against the actuarial assumptions they use and apply that outcome to refine their long-term assumptions, because of the underlying risks it is not possible to determine precisely the amounts which it will ultimately be necessary to pay to meet these liabilities. Amounts may vary from estimates, particularly when those payments do not occur until well into the future. The life insurance companies evaluate their liabilities at least annually, allowing for changes in the assumptions used to establish their liabilities, as well as for the actual claims experience. Changes in assumptions may lead to changes in the level of capital required to be maintained.

To the extent that actual claims experience is less favorable than the underlying assumptions, or it is necessary to increase provisions in anticipation of a higher rate of future claims, the amount of additional capital required (and therefore the amount of capital which can be released from the businesses) and the ability of the Enlarged Group to manage its businesses in an efficient manner may all be materially adversely affected.

In a closed/in-force book, any divergence in persistency rates from those assumed may have a greater impact (whether positive or negative) than in an open book, where other factors may offset some of this risk. Additionally, different persistency rates across certain types or classes of policyholders may have a greater impact than across others.

The life insurance companies within the Enlarged Group have made a number of assumptions regarding mortality and morbidity risks rates, which may or may not prove to be correct. In particular, there is uncertainty as to the rate of future improvements in mortality for holders of annuity policies and deteriorating morbidity rates with respect to protection policies.

If the assumptions underlying the reserving basis were shown to be incorrect, the Enlarged Group may have to increase the amount of its reserves or the amount of risk reinsured, which could have a material adverse impact on the Enlarged Group's business and results and/or financial condition.

Increases in liabilities relating to product guarantees and benefits may negatively effect the Enlarged Group

In the 1970s and 1980s, when interest rates were higher than they have been in recent years, life insurance companies (including the Life Division) sold pension contracts that contained certain guarantees or options, including guaranteed annuity options that allowed the policyholder to elect to take the lump sum payable upon the maturity of the pension and apply the funds to purchase an annuity at a minimum guaranteed rate. During the last decade, interest rates and inflation have fallen and life expectancy has increased more rapidly than originally anticipated. As a result, in many cases the guaranteed rate applicable to these contracts is more favorable than annuity rates currently available in the market.

There has been significant market concern as to the implications of such guarantees and options on reserving and bonus declarations. The Life Division within the Enlarged Group seeks to manage this issue in accordance with both the terms of the issued policies and the interests of customers, and has obtained external advice supporting the manner in which it operates the long-term funds in this respect.

In addition, there are substantial maturity guarantees written within Abbey's Life Businesses with profits funds for both life and pension contracts. Abbey's Life Businesses have purchased derivatives within the funds with a view to providing protection against adverse market movements.

The Life Division has existing liabilities relating to guarantees and options contained in policies, which are increased by downward movements in interest rates, increasing life expectancy and the proportion of customers exercising their option. In order to address the interest rate risk, companies

within the Phoenix Life Group, Alba Life and Abbey's Life Businesses have purchased derivatives that provide some protection against an increase in liabilities and the sensitivity of profit to movements in interest rates. The Enlarged Group will inevitably be exposed to counterparty risk in respect of the financial instruments and reinsurance arrangements to which certain of its group companies are party. The Enlarged Group seeks to mitigate that counterparty risk by obtaining collateral to support the obligations of its counterparties, but there can be no guarantee that the collateral obtained will be sufficient or effective in all circumstances in order to protect against those risks.

The most significant factors affecting the cost of these liabilities relative to the provisions made are the number of customers electing to exercise their option to take the more favourable annuity rates and the relative value of the hedge derivatives and the liabilities.

3. Legal and regulatory risks

Regulatory compliance and minimum capital requirements: all insurance companies face the risk that the FSA could find that they have failed to comply with applicable regulations or have not undertaken corrective action as required, and an inability to meet regulatory capital requirements in the future could lead to intervention by the FSA which could be expected to require the Enlarged Group to take steps for the security of policyholders with a view to restoring regulatory capital to acceptable levels

The Enlarged Group's business is subject to regulation by the FSA as well as the Isle of Man Government Insurance and Pensions Authority and the Irish Financial Services Regulatory Authority, and, to a lesser extent, the Jersey Financial Services Commission, the Guernsey Financial Services Commission, the Insurance Authority in Hong Kong and the South Africa Financial Services Board. The FSA is the most significant of these regulators in respect of the Enlarged Group, and it is discussed further below (although each of the other regulators has broadly similar powers and responsibilities.

The FSA has broad regulatory powers dealing with all aspects of financial services including, among other things, the authority to grant and, in specific circumstances, to vary or cancel permissions, to ensure Resolution treats customers fairly, to investigate marketing and sales practices, and to require the maintenance of adequate financial resources. One of the FSA's principal regulatory objectives in the context of the regulation of insurance companies is the protection of policyholders, rather than shareholders or general creditors.

The FSA may, from time to time, make enquiries or conduct inspections of the companies which it regulates regarding compliance with regulations governing the conduct and operation of business. The Directors believe each of Resolution's and Abbey's Life Businesses' regulated businesses dedicates sufficient resources to its compliance programme and endeavours to respond to regulatory enquiries in an appropriate way and takes corrective action when warranted. However, all insurance companies face the risk that the FSA could find that they have failed to comply with applicable regulations or have not undertaken corrective action as required.

The FSA has wide powers to supervise and intervene in the affairs of an insurance company. It can, for example, require firms to provide particular information or documents to it, require a "skilled persons" report or formally investigate a firm. It has the power to take a range of disciplinary or enforcement actions, including public censure, restitution, fines or sanctions and the award of compensation. As noted above, the FSA also has the power to vary or impose limitations on a company's Part IV permissions.

Regulatory proceedings could result in adverse publicity for, or negative perceptions regarding, the Enlarged Group, as well as diverting management's attention from the day-to-day management of the business. A significant regulatory action against a member of the Enlarged Group could have a

material adverse effect on the business of the Enlarged Group, its results of operations and/or financial condition.

Firms which are permitted to carry on insurance business in the U.K. are required to maintain a minimum level of assets (referred to as regulatory capital) in excess of their liabilities. Resolution and Abbey's Life Businesses satisfy all of the current regulatory requirements in this regard. However, fluctuations in the fixed income and equity markets would, directly or indirectly, affect levels of regulatory capital held by the Enlarged Group. An inability to meet regulatory capital requirements in the future could lead to intervention by the FSA which could be expected to require the Enlarged Group to take steps for the security of policyholders with a view to restoring regulatory capital to acceptable levels.

The FSA has introduced a new capital regime under which all insurance firms are required to carry out an Individual Capital Assessment (an "ICA") in relation to the level of regulatory capital which they hold. The ICA assists the FSA in providing Individual Capital Guidance ("ICG") to firms. The requirements of the ICG which will, in due course, be issued to each of the life companies in the Enlarged Group as at 31 December 2005 cannot be predicted with any certainty. There is currently no standard market practice as to the preparation of an ICA. The emergence of "best practice" standards within the market may have an adverse impact on the Enlarged Group if it is required to alter materially the basis of preparation of its ICA. There are also similar rules in overseas jurisdictions which will be relevant to the Enlarged Group including the Insurance Groups Directive and through the development and implementation of the EU Solvency II rules.

There have been significant changes in relevant legislation and regulation, each of which has had a significant impact on the U.K. life assurance industry over the last few years. Various new reforms to the relevant legislation and regulation have also been proposed which could involve significant implementation costs and may create uncertainty in the application of relevant laws or regulation

The legislation and regulation affecting members of the Enlarged Group govern matters with respect to a wide number of areas. The Enlarged Group will write new life assurance and pensions business and will be exposed to the associated legislative and regulatory risks, including regulation by overseas regulators, including, in particular, the Isle of Man Government Insurance and Pensions Authority, and the Irish Financial Services Regulatory Authority, as well as, albeit to a lesser extent, the Jersey Financial Services Commission, the Guernsey Financial Services Commission, the Insurance Authority in Hong Kong and the South Africa Financial Services Board.

There have been significant legislative and regulatory changes in recent years in the U.K. life assurance and pensions market, including simplification of the pensions regime which was implemented on 6 April 2006 and the FSA's "depolarisation" reforms, each of which has had a significant impact on the U.K. life assurance industry and, as a consequence, Abbey's Life Businesses' U.K. life assurance and pensions business. The FSA has also proposed to reform the product disclosure regime for investment products. If the FSA proposals are implemented, there could be significant costs involved in implementing the proposals, particularly in relation to changes to projections and product and charges documentation.

Treating Customers Fairly ("TCF") is a regulatory initiative that has been an increasing focus of FSA activity in recent years. In response to high-profile regulatory failures and a perceived divergence between the sophistication of financial products and the financial literacy of consumers, the FSA has increased its emphasis on the need for consumer protection. In particular, the FSA has stated that its approach to TCF will be governed by high-level principles rather than a strict interpretation of the FSA Rules. Consequently, the failure by a financial services firm to implement a TCF policy aligned with the FSA's approach may lead to enforcement action by the regulator.

In December 2002, in response to a perceived need to reassess pension provisioning and retirement saving in the United Kingdom, the U.K. government established the independent Pensions

Commission chaired by Adair Turner (the "Turner Commission") to review long-term trends in pension savings and to determine whether there was any need to reform the current voluntary system of pension contribution. The Turner Commission has issued a number of recommendations in this respect, certain of which, if eventually accepted, could result in a material change in the legislative framework for pensions and demand for group pensions products offered by Abbey's Life Businesses and other providers. Further changes are expected over coming years.

The Enlarged Group will not always be able to predict accurately the impact of future U.K. or overseas legislation or regulation or changes in the interpretation or operation of existing legislation or regulation on its business, results of operations and/or financial condition. Further changes to U.K. or overseas financial services legislation or regulation may be enacted and such changes could have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition and may result in increased costs to the Enlarged Group due to it being required to set up additional compliance controls or due to the direct cost of compliance. It may also restrict the Enlarged Group's ability to complete successfully further acquisitions of in-force life insurance fund businesses.

Changes in taxation law may impact the Enlarged Group and may impact upon the decisions of policyholders

U.K. and overseas taxation law includes rules governing business taxes, personal taxes, capital taxes and indirect taxes. The Enlarged Group will be unable accurately to predict the impact of future changes in U.K. and overseas tax legislation on its business. From time to time changes in the interpretation of existing U.K. and overseas tax laws, amendments to existing tax rates, or the introduction of new tax legislation in the U.K. or overseas may adversely impact the business, results of operations and financial condition of the Enlarged Group. Further, there is specific U.K. and overseas legislation that governs the taxation of life insurance companies, changes to which might adversely affect life insurance companies. Whilst those risks may impact on the insurance sector as a whole, the impact on the Enlarged Group in particular would depend upon the mix of long-term business within its portfolio and other relevant circumstances at the time of the change.

The Finance Bill 2006, ordered to be printed on 28 March 2006, contains a number of provisions which impact upon the taxation of life insurance companies. The provisions of the Finance (No. 2) Bill 2006 may lead to an acceleration of tax on certain non-profit business in the Enlarged Group which would otherwise have been deferred until the release of the investment reserve. The provisions are still subject to change, and Royal Assent is expected to be given during July 2006. The U.K. government has also commenced consultation on a number of other areas which will impact upon the taxation of insurance companies, and the outcome of the consultation is intended to be included in the Finance Bill 2007. At this stage it is not possible to predict what the potential impact on the Enlarged Group may be.

There are also specific rules governing the taxation of policyholders. The Enlarged Group will be unable to predict with certainty the impact of future changes in tax law on the taxation of life insurance and pension policies in the hands of policyholders. Amendments to existing legislation (particularly if there is the withdrawal of any tax relief or an increase in tax rates) or the introduction of new rules may impact upon the future long-term business and the decisions of policyholders. The impact of any changes upon the Enlarged Group thereafter might depend on the mix of in-force business at the time of the change and could have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition.

The effect of future changes in tax legislation on specific products may have a material adverse effect on the financial condition of the relevant long-term fund of Resolution or Abbey's Life Businesses and may lead to policyholders attempting to seek redress where they allege that a product fails to meet the reasonable expectations of the policyholder

The design of long-term insurance products is predicated on tax legislation extant at that time. However, future changes in tax legislation or interpretation of the legislation may, when applied to these products, have a material adverse effect on the financial condition of the relevant long-term fund of Resolution or Abbey's Life Businesses in which the business was written and therefore have a negative impact on policyholder returns.

Long-term product design, including new business, will take into account, among other things, risks, benefits, charges, expenses, investment return (including bonuses) and taxation. A policyholder or group of policyholders may seek legal redress where the product fails to meet the reasonable expectations of the policyholder or policyholders. Given the inherent unpredictability of litigation, it is possible that an adverse outcome in some matters could have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition arising from the penalties imposed, together with the costs of defending any action.

The terms of the Abbey Schemes may limit the ability of SMA and SPL to take certain courses of action in relation to the with profit sub-funds

The with profit sub-funds of SMA and SPL were established under the terms of the demutualisation schemes of their predecessor companies. Those schemes contain restrictions on the actions that may be taken by the companies in relation to those sub-funds which may in certain circumstances limit the ability of SMA and SPL to take particular courses of action. In the case of SPL, the with profits sub-funds are subject to the supervision of the SPI Fund Supervisory Committee and certain decisions (including in particular the investment policy and bonus policy) are the responsibility of that committee.

4. Exposure to certain industry risks

Potential FSA (or overseas regulator) intervention on industry wide issues

From time to time there are issues and disputes which arise from the way in which the insurance industry has sold or administered an insurance policy or otherwise treated policyholders, either individually or collectively. These issues and disputes may typically, for individual policyholders, be resolved by the Financial Ombudsman Service (the "FOS") or litigation. However, where larger groups or matters of public policy are concerned, the FSA may intervene directly. In recent years there have been several industry-wide issues in which the FSA has intervened directly. These include the sale of personal pensions, the sale of mortgage-related endowments and investments in split capital investment trusts. The FSA may identify future industry wide mis-selling issues which could affect the Enlarged Group. As mentioned above, the FSA is also currently leading an industry wide "Treating Customers Fairly" initiative. Under this initiative all existing practices of the FSA regulated firms are being reviewed to ensure that they treat customers fairly in accordance with the FSA's principles for businesses. This may lead from time to time to changes in the Enlarged Group's practices which benefit policyholders at a cost to shareholders. However, the Board is not currently aware of any such future issues which could affect the Enlarged Group. In addition to the FSA, certain members of the Enlarged Group are regulated in overseas jurisdictions resulting in potential policyholder claims and regulatory intervention in those jurisdictions.

The need to respond to FSA requirements in relation to personal pensions

Companies within both the Resolution and Abbey's Life Businesses have conducted thorough reviews related to the sale of personal pensions in accordance with FSA requirements. The review and compensation payment process is substantially complete.

The success of the Enlarged Group may be affected by issues associated with the mis-selling of mortgage endowment policies

The trend for endowment policies to be used as a repayment vehicle for mortgages began in the 1970s. However, the decline in inflation and the absolute level of investment returns, and the concomitant fall in the actual and prospective maturity values of these policies in recent years, has led to the prospect of significant shortfalls at the time a mortgage is due for repayment. The existence of a shortfall does not, in itself, prove a case for compensation. The policyholder must demonstrate that he was "mis-sold" the policy and that the potential risk of a shortfall was not made clear at the point of sale.

Resolution has written to relevant policyholders in accordance with FSA requirements. Although Abbey's Life Businesses has written endowment mortgages, the exposure of the life companies to this industry risk is limited compared to the exposure of the Resolution Group, since direct sales of Abbey National products were carried out by Abbey and sales of these products by SMA and SPL were substantially made through intermediaries who were responsible for advice to policyholders. Where applicable, Abbey's Life Businesses have written to relevant policyholders in accordance with FSA requirements.

The FSA requirements permit the time-barring of claims subject to a three-year window, which is now in effect. Until such time as all policies are time-barred and all potential claims have been determined, the provisions held by companies in the Enlarged Group are based on a combination of experience and modelling and are, therefore, only estimates of the expected final outcome. Any increase or decrease in the provisions would be recognised in the relevant long-term fund where all such provisions are held.

Resolution negotiated certain "pain-sharing" mechanisms to share the potential cost of mis-selling with the counterparties to certain of the acquisitions it has made. Subject to the pain-sharing mechanisms which remain in-force, any significant change in the provision for these acquisitions could have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition.

Further falls in investment markets could increase the aggregate exposure of the Enlarged Group to potential endowment mis-selling claims.

As part of the terms of the Acquisition, Abbey has agreed to provide an indemnity to Resolution Life Limited, which is sufficiently broad to cover advice-related mortgage endowment mis-selling claims against Abbey's Life Businesses in respect of pre-Completion sales through Abbey retail channels.

Decisions of the Financial Ombudsman Service may have a material adverse effect on the Enlarged Group's business

The FOS exists to resolve individual or small business policyholder disputes. Decisions are not made public but applicants are allowed normal legal remedies if its decisions are considered unacceptable. From time to time decisions taken by the FOS may, if extended to a particular class or grouping of policyholders, have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition.

The Enlarged Group's success will depend upon its ability to retain key personnel

The continued success of the business of the Enlarged Group depends on its ability to attract, motivate and retain highly skilled management. The current Resolution management team has considerable experience in the in-force sector and in particular of integrating large acquisitions. As a result, the inability to retain the necessary highly skilled personnel could have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition. In addition, if the Enlarged Group loses any of its key investment managers, whether due to the Acquisition or not, it may also lose certain investment management mandates and funds and/or be "put on hold" by consultants and other controllers of investments, making the retention and winning

of mandates and funds more difficult.

5. Resolution's involvement in new business will expose Resolution to new risks

Risks not currently associated with Resolution's current business model will be encountered

At present, Resolution is closed to new life assurance business, but does however write limited new business related to policies used to contract out of the State Second Pension and allows existing policyholders to top up their policies or exercise other rights embedded in their policies. It is also active in seeking new business in its asset management business.

The Enlarged Group intends to write a material amount of new non-profit life assurance, pensions and protection business. Abbey's Life Businesses' distribution network consists of more than 700 U.K. branches (the Branch Network) and an intermediary sales force (together the Distribution Network). Under the Distribution Agreements, the Enlarged Group has the right to supply certain life and pensions products to the Branch Network on an exclusive basis and will supply protection and other products to intermediaries via the Abbey Group's intermediary sales force, also on an exclusive basis. These distribution arrangements are for a term of 10 years subject to earlier termination in certain circumstances (including a review after 5 years in respect of the Retail Distribution Agreement).

There are significant risks associated with the writing of new life assurance business which are not associated with Resolution's current business model. The risks associated with new business are highlighted where relevant above, and include underwriting risk, operational risk from processing new business, competition risk and the risk of increased FSA (and other regulatory) supervision and regulatory capital requirements.

The U.K. market for life assurance new business is highly competitive and competition is likely to intensify

The U.K. market for life assurance new business is highly competitive, with several factors affecting the Enlarged Group's ability to sell its products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, and investment management performance. The Enlarged Group faces competitors that are larger, have greater financial resources or a greater market share, or offer a broader range of products. Within the U.K., the Enlarged Group's principal competitors in the life market include many of the major retail financial services companies including, in particular Norwich Union and Legal and General.

Resolution believes competition will intensify across all products it intends to manufacture, in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Resolution's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

There is a risk of the Distribution Agreements being varied or terminated early and Resolution losing a core source of new business

Resolution believes that the continuation of its relationship with Abbey via the Distribution Agreements is a critical component of its new business strategy, as, in the short term at least, all of its new business income (except DSS rebates and investments on in-force policies) will come via Abbey. If the Distribution Agreements were terminated early, Resolution would lose this source of new business.

Summaries of the Distribution Agreements are contained in Appendix 3.

6. Asset management

Loss of customer mandates may have a material adverse effect on the Enlarged Group's business

In the event that the Enlarged Group's asset management business does not provide satisfactory or appropriate investment returns in the future, or does not sell an investment product which a customer requires, existing customers may decide to reduce or liquidate their investment or, alternatively, where relevant, transfer mandates to other investment managers and new customers may not be attracted. If the Enlarged Group underperforms its competitors or relevant benchmarks, there may be a material adverse effect on the Enlarged Group's business, results of operations and/or financial conditions due to existing customers reducing or liquidating mandates or moving mandates to other managers and to an inability to sell new products to existing or new customers.

Failure to address risks associated with managing customer assets could lead to the loss of customers or a liability to pay compensation

There are risks associated with the process of managing customer assets. For example, failure properly to define the investment remit applicable to customer assets as a result of unclear agreed guidelines or inaccurate recording of customer communications could lead to investments being made in breach of mandate. Similarly, failure to manage the investment process or execute the trading activities properly could lead to poor investment decisions and poor asset allocation, the wrong investments being bought or sold and the incorrect monitoring of exposures. Failures of this nature could lead to the loss of customers or a liability for the Enlarged Group's asset management division to pay compensation.

7. Expense management

In order to protect shareholder returns, it will be necessary to reduce the costs of managing Resolution and the Enlarged Group's long-term business at least in line with the run-off profile

The main business of Resolution, by its nature, is currently in long-term run-off. In order to protect shareholder returns, it will be necessary to reduce the costs of managing Resolution and the Enlarged Group's long-term business at least in line with the run-off profile. The Enlarged Group is exposed to the risk that it may be unable to reduce costs proportionately and/or to adjust to an appropriate new balance of fixed and variable costs. This exposure could arise, for example, from deficient management (particularly during business integration), significant changes in the regulatory environment, the requirement to pay VAT on services received or material sector-specific inflationary pressures. The current expense assumptions for policy charges are based on governance costs and the underlying administration services contracts, whether with intra-group or external providers. Significant changes in the actual expenses could have a material impact on the Enlarged Group's business and results.

There are additional expenses associated with writing new business, namely, acquisition expenses incurred in marketing and selling new policies, and maintenance expenses associated with the administration of these new policies. The Enlarged Group is exposed to the risk that it may underestimate the quantum of these costs.

8. Integration and future strategy

The Enlarged Group will encounter numerous integration challenges as a consequence of the Acquisition

The Enlarged Group will encounter numerous integration challenges as a consequence of the Acquisition and implementing the acquisition will also involve some degree of separation of the services provided to and from Abbey and Abbey's Life Businesses. In particular, following Completion, the Enlarged Group's management and resources may be diverted from its core business

activity of administering in-force life insurance fund business and/or its fund management business due to personnel being required to assist in the integration process and, in particular, the process of assimilating the new business divisions of Abbey's Life Businesses. This process may prove to be all the more challenging in view of the fact that Resolution is currently in the process of integrating other recent acquisitions. The integration process may lead to an increase in the level of errors with the possibility of an increase in client complaints and/or regulatory action. Furthermore, it may not prove possible to achieve the expected level of synergy benefits on integration of the businesses of Resolution and Abbey's Life Businesses and/or the cost of delivering such benefits may exceed the expected cost. There is, therefore, a risk that the expected enhancement to shareholder returns is not fully achieved.

There will inevitably be a cost involved in overhauling the current systems and structures of Abbey's Life Businesses following Completion (including implementing potential offshoring, outsourcing and infrastructure changes).

One of the principal strategies of the Enlarged Group is to make further value enhancing in-force life insurance fund acquisitions. Failure to be in a position to acquire in-force life insurance fund targets as a consequence of the Acquisition, increased competition from other potential buyers or regulatory pressure may delay, or prevent entirely, the achievement of one of the perceived benefits of the Acquisition.

The Enlarged Group's ability to access the capital markets may be affected by weak markets

The Enlarged Group intends in due course to access the capital markets to raise further capital to pursue its strategies. The ability of the Enlarged Group to access the capital markets may be affected by weak markets. This may in turn restrict the ability of the Enlarged Group to pursue acquisitions of further in-force life insurance fund businesses. In this respect see paragraph 14 "Refinancing and extraction of Excess Capital" below.

9. Accounting

Change in rules or in the interpretation of IFRS could have a negative effect on the Enlarged Group's financial results, distributable reserves or net assets

Until 31 December 2004, Britannic Group and Resolution Life Group each prepared its financial statements in accordance with U.K. GAAP. Resolution prepared its 2005 year end consolidated financial statements in accordance with IFRS as adopted by the European Union and presented the 2004 comparatives on the same basis except as noted here. The 2005 financial statements included the application of IFRS 4 (Insurance Contracts), IAS 32 and IAS 39 (Financial Instruments), which were not required to be applied to the 2004 comparatives. IFRS is currently being applied in Europe and in other parts of the world simultaneously for the first time. Due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming judgments regarding interpretation and application of IFRS. Change in rules or in the interpretation of IFRS could have a negative effect on the Enlarged Group's financial results, distributable reserves or net assets.

10. Pensions

Defined contribution schemes

Resolution participates in the defined contribution section of the Britannic Group pension scheme which is open to new members and, since 6 September 2005, the Phoenix Life Group pension scheme.

Defined benefit schemes: there are inherent funding risks associated with Resolution's participation

in defined benefit schemes

Resolution participates in the defined benefit section of the Britannic Group pension scheme and, since 6 September 2005, the Phoenix Life Group pension scheme. The Phoenix Life Group pension scheme is closed to new members and to future service accrual, and the Britannic Group scheme is closed to new members.

There are inherent funding risks associated with Resolution's participation in defined benefit schemes. Specifically, certain factors could result in the funding position of the schemes being materially reduced, and, in some cases, a deficit between the pension scheme's assets and liabilities could occur.

These factors include: (i) poor investment performance of pension fund investments, including equities, bonds and other forms of investment; (ii) greater life expectancy than assumed (which will make pensions payable for longer and therefore more expensive to provide, whether paid directly from the defined benefit schemes or secured by the purchase of annuities); (iii) adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) which make it more expensive to secure benefits with an insurance company; and (iv) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which funding requirements have been assessed.

The U.K. government has recently introduced significant changes to the regulatory framework for retirement benefits. One such change was the establishment with effect from April 2005 of the Pensions Regulator. The Pensions Regulator has significant powers, including the ability to issue a contribution notice to any company connected or associated with the employer of a defined benefit scheme where such company has been involved in any act or deliberate omission intended to reduce the level or recovery of the statutory debt which the employer would be required to pay in order to fully fund benefits on the winding up of the scheme. The regulator also has power to require financial support to be put in place by other group members where the employer of a scheme is a service company or is insufficiently resourced (within the meaning of the legislation). The Regulator's powers in this regard, and the restrictions on their use, are set out in sections 38 and 43 of the Pensions Act 2004.

In relation to valuations carried out since 23 September 2005, schemes are also subject to the Statutory Funding Objective ("SFO") which replaces the statutory Minimum Funding Requirement ("MFR"). The SFO requires employers to agree funding arrangements with the scheme trustees. If agreement cannot be reached, the matter will be referred to the Pensions Regulator.

In addition, where an employer ceases to participate in a multi-employer scheme, it is required to fund the scheme to the extent that would be required in order to buy out the benefits of the scheme in respect of the members (including deferred, pensioner and orphan members) attributable to that employer, by purchasing annuities from an insurance company (this is sometimes known as "exit debt"), unless the Regulator has approved alternative arrangements for satisfying this debt. This obligation to fund benefits to insurance company buy-out levels also applies under section 75 of the Pensions Act 1995 where a pension scheme enters a winding-up process when its sponsoring or participating employers are solvent. Therefore, if the defined benefit section of either scheme is wound up with a solvent employer, the cost of buying out the benefits for all scheme members is likely to be considerably more than the value placed on the liabilities (on an MFR or SFO valuation basis or the ongoing funding basis) while the scheme is ongoing.

Abbey's defined benefit schemes: there may still be a risk that the Pensions Regulator could, in certain circumstances, impose a contribution notice or financial support direction on Abbey's Life Businesses Companies for a period following Completion

Under the terms of the Acquisition Agreement, Abbey will retain the range of defined benefit and

defined contribution schemes from which the U.K. employees of Abbey's Life Businesses benefit. These pension schemes are currently held within Abbey's Life Businesses and in the Abbey Group, however following Completion, all of the relevant schemes will remain with Abbey who will continue to be responsible for the funding of those schemes.

Therefore, pursuant to the Acquisition, Resolution will acquire a number of companies which were formerly participating employers in Abbey defined benefit pension schemes, or which were "associated" or "connected" with such employers. As discussed above, pursuant to the Pensions Act 2004, the Pensions Regulator is, in certain circumstances, empowered to impose contribution notices and financial support directions on companies which participate in defined benefit pension schemes, and on entities which are associated or connected with these companies. Notwithstanding that Abbey's Life Businesses Companies will no longer be members of the Abbey Group, there may still be a risk that the Pensions Regulator could, in certain circumstances, impose a financial support direction on these companies for up to 12 months following Completion or a contribution notice for up to 6 years following Completion. In practice, those liabilities are the subject of an indemnity given by Abbey to Resolution in the Acquisition Agreement.

Abbey's defined benefit scheme: certain Abbey Life Businesses Companies will be required to pay an "exit debt" on their withdrawal from Abbey pension schemes

Pursuant to the Acquisition, Resolution will acquire a number of companies which were formerly participating employers in Abbey defined benefit pension schemes. As a result of their withdrawal from those schemes, these companies will each be liable for a "Section 75 debt "or "exit debt" (as discussed above) in respect of their participation in the defined benefit schemes. In practice, Abbey has agreed to reimburse Resolution Life Limited for such payments which the withdrawing Abbey Life Businesses Companies are liable to make.

Abbey's defined benefit schemes: there may be a risk of other liabilities arising for Abbey's Life Group Companies as a result of their participation in Abbey pension schemes

Abbey's Life Businesses Companies may also have liabilities in respect of any discriminatory practices which may have occurred in the past in respect of the defined benefit pension schemes in which they participated. Such discrimination may include, for example, discrimination against part-time workers in respect of membership of the defined benefit pension schemes. These potential liabilities are also the subject of an indemnity given by Abbey to Resolution Life Limited in the Acquisition Agreement.

11. The Enlarged Group is vulnerable to reputational damage

The Enlarged Group is vulnerable to adverse market perception as it operates in a highly-regulated industry where it must display a high level of integrity and have the trust and the confidence of its customers

The Enlarged Group is vulnerable to adverse market perception as it operates in a highly-regulated industry where it must display a high level of integrity and have the trust and the confidence of its customers. Any mismanagement, fraud or failure to satisfy fiduciary responsibilities, or any negative publicity resulting from its activities (whether well founded or not), or the accusation by a third party in relation to its activities (whether well founded or not) which are associated with the Enlarged Group or a relevant investment sector generally (such as mortgage endowments or split capital investment trusts), could have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition. In addition, the publicity surrounding the Acquisition may result in policyholder actions or complaints to the regulatory authorities combined with an increased lapse or surrender rate. Negative publicity in respect of the Enlarged Group could adversely affect the willingness of counterparties to sell in-force life insurance fund businesses to the Enlarged Group or its ability to obtain approval from the FSA for further acquisitions in respect of

such businesses.

Reputational damage to Abbey could adversely affect new business sales and margins via the Abbey Branch Network and so could have a material adverse effect on the Enlarged Group's business, results of operations and/or financial condition or impact on revenues under the Retail Banking Distribution Agreement. Further, negative publicity in respect of the Enlarged Group could have a material adverse effect on new business sales and margins on products sold via the distribution channel. There are also specific risks associated with the new business Distribution Agreements described above.

12. Reinsurance

The Enlarged Group has substantial exposure to reinsurers through reinsurance arrangements

The Enlarged Group has substantial exposure to reinsurers through reinsurance arrangements. Under those reinsurance arrangements, other insurers assume a portion of the costs, losses and expenses associated with policy claims and maturities and reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of reinsurance cover purchased will increase the Enlarged Group's risk of loss. When reinsurance is obtained, the Enlarged Group is still liable for those transferred risks if the reinsurer does not meet its obligations. Therefore, the inability or failure of reinsurers to meet their financial obligations could materially adversely affect the Enlarged Group's business, results of operations or financial condition.

In addition, as a proportion of insurance risk arising on new business is likely to be reassured, changes in reassurance rates available may impact the future profitability of any new business. The availability of reinsurance cover from appropriate counterparties may be restricted and may affect the ability to write new business on the basis envisaged.

13. Credit rating

Resolution has been assigned the long-term counterparty credit rating of 'BBB+' with stable outlook by S&P and a long-term issuer default rating of 'A-' with stable outlook by Fitch. Since the Merger, neither Resolution nor its subsidiaries have solicited insurer financial strength ratings from S&P or Fitch. Resolution does not have an interactive ratings relationship with Moody's. On 4 May 2006, S&P announced that the ratings and outlook assigned to Resolution were unaffected following confirmation of talks between Abbey and Resolution over the future of Abbey's Life Businesses.

Companies in Abbey's Life Businesses have been assigned insurer financial strength and credit ratings from S&P, Fitch and Moody's.

ANL has been assigned the long-term counterparty credit and insurer financial strength ratings of 'A' by S&P. ANL's S&P ratings were downgraded from 'A+' on 4 May 2006 following confirmation of talks between Abbey and Resolution over the future of Abbey's Life Businesses due to S&P's view that it was no longer a core subsidiary of Abbey. At the same time, the ratings on ANL, together with all ratings on related entities SMA, SPL and SPI, were placed on CreditWatch with negative implications. Both SMA and SPL have been assigned the long term counterparty credit and insurer financial strength ratings of 'BBB+' by S&P.

ANL has been assigned the insurer financial strength rating of 'A' with stable outlook by Fitch. SMA and SPL have been assigned the long-term issuer default rating of 'A-' with stable outlook and the insurer financial strength rating of 'A' with stable outlook by Fitch.

ANL does not have ratings assigned by Moody's. SMA and SPL have been assigned the insurance financial strength rating of 'A3' with negative outlook by Moody's.

Rating agencies may, at their discretion, change any of the ratings assigned to any member of the Enlarged Group. A downgrade in the Enlarged Group's financial strength ratings or a downgrade in its credit ratings, or the announced potential for a downgrade of any of these ratings, could have a material adverse effect on the Enlarged Group's business, results of operations or financial condition in many ways, including: (i) reducing demand for its new business life, pensions and protection products; (ii) adversely affecting the Enlarged Group's relationships with its intermediaries and its corporate partners and materially weakening its competitive position; (iii) reducing public confidence in the Enlarged Group; (iv) increasing its costs of borrowing, including debt capital markets transactions; and (v) adversely affecting the Enlarged Group's ability to obtain reinsurance or to obtain reasonable pricing on reinsurance.

Fitch is expected to affirm the ratings of Resolution, ANL, SMA and SPL at their current levels.

S&P is expected to maintain the long-term counterparty credit rating of Resolution at its current level and to change the outlook from stable to negative. S&P is expected to downgrade the long-term counterparty credit rating and the insurer financial strength ratings of ANL from 'A' to 'BBB+'. The ratings on ANL, together with the ratings on the related entities SMA and SPL, are expected to remain on CreditWatch with negative implications.

Resolution does not have an interactive ratings relationship with Moody's and it is possible that Moody's may review or change their ratings on SMA and SPL following announcement of the transaction.

14. Refinancing and extraction of Excess Capital

Extraction of Excess Capital depends upon discussions with the FSA and compliance with various legal procedures

There is approximately £1.5 billion of capital within Abbey's Life Businesses that is considered by the Directors to be surplus to the minimum capital requirements (the "Excess Capital"). It is intended that £1.25 billion of this Excess Capital will be released in cash shortly after Completion, dependent upon discussions with the FSA and compliance with various legal procedures. The Directors understand that for structural reasons within Abbey's Life Businesses, the Excess Capital cannot currently be distributed by the relevant companies within Abbey's Life Businesses as a dividend to Abbey. Subject to discussions with the FSA and compliance with the necessary legal procedures, Resolution is proposing to procure the release of an amount equal to the Excess Capital by the relevant companies to Resolution Life Limited, and then to Resolution, by way of an intra-group loan as soon as possible following Completion. This impacts on Shareholders as, in the short term, this increases financing costs for the Acquisition and affects the Enlarged Group's cash flow. The amount released (less up to £100 million, which will be retained by Resolution for working capital purposes) will immediately be applied to the repayment of an equivalent amount of the Bridge Facility.

Although the Directors expect the discussions with the FSA in this regard to be concluded satisfactorily, it is possible that this may not occur, or that it may not occur within a timeframe acceptable to Resolution, or that it may only be subject to certain conditions or undertakings which may not be acceptable to Resolution. In the event that these discussions cannot be concluded satisfactorily, and as a result the FSA's approval for the Acquisition is not obtained on terms which are reasonably satisfactory to Resolution or Abbey (each acting reasonably and in good faith), the Acquisition may not complete.

There is a risk that the Excess Capital cannot be extracted at all. The relevant companies within Abbey's Life Businesses will be required to undergo a financial assistance "white-wash" pursuant to sections 155 to 158 of the Companies Act 1985. The necessary statutory requirements for the

implementation of a white-wash (including the making of a declaration by each of the directors of the relevant companies and the production of auditor's reports supporting the opinions of the directors expressed in their declarations) may not be obtained.

Under the terms of the Bridge Facility Agreement Resolution may, at its discretion, extend the maturity of the Bridge Facility to 31 December 2007 if refinancing difficulties occur.

There is a risk of the amount of Excess Capital falling below expectations

It is possible that the amount of the Excess Capital reduces prior to the date on which the Bridge Facility is repaid. If the amount of the Excess Capital reduces materially, the Company will need to apply alternative funds to repay the equivalent amount of the Bridge Facility. This may result in the Company being significantly more highly geared than it is at present.

Incorrect calculation of Excess Capital

There is a risk that the amount of Excess Capital has been wrongly calculated. If the actual amount of Excess Capital is less than anticipated, the amount available to be extracted following Completion and applied to repay the Bridge Facility will be reduced. In such circumstances, the Company will need to apply alternative funds to repay the equivalent amount of the Bridge Facility. This may result in the Company being significantly more highly geared than it is at present.

Policyholder claim in respect of Excess Capital

Whilst the Directors believe that the Excess Capital is surplus to regulatory requirements and therefore not subject to any potential claim by policyholders, there is a risk that one or more policyholders may attempt to claim that some or all of the Excess Capital should not be loaned or otherwise released from one or more of the relevant Abbey's Life Businesses companies so that it remains available to provide capital support to the long term business fund if needed. If successful, such a claim could result in the expected amount not being available to be applied to repay the Bridge Facility. In such circumstances, the Company will need to apply alternative funds to repay the equivalent amount of the Bridge Facility. This may result in the Company being significantly more highly geared than it is at present.

The ability to access capital markets may be affected by weak markets and the credit rating of the Enlarged Group

Resolution also intends to refinance the Bridge Facility in part through the capital markets and to raise further capital to pursue its strategies. The ability of the Enlarged Group to access the capital markets may be affected by weak markets and the credit rating of the Enlarged Group among other things.

General risks relating to the generation of cash and the service of debt

Resolution requires a significant amount of cash to service its debt. Its ability to generate sufficient cash depends on many factors beyond Resolution's control.

Resolution's ability to make payments on and to refinance its debt, and to fund working capital and capital expenditures, will depend on future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond the Group's control, as well as the other factors discussed in these "Risk factors" and elsewhere in this document.

If Resolution's future cash flows from operations and other capital resources are insufficient to pay obligations as they mature or to fund liquidity needs, it may be obliged to:

- reduce or delay its business activities and capital expenditures;
- sell assets;
- obtain additional debt or equity capital; or
- restructure or refinance all or a portion of its debt on or before maturity.

15. Other operational exposures

The increase in scale of the Enlarged Group and the possible impact of the overall business separation and subsequent integration may expose the business to greater specific operational risks

The increase in scale of the Enlarged Group and the possible impact of the overall business separation and subsequent integration may expose the business to greater specific operational risks including:

- business continuity: Resolution has regularly tested business continuity plans which are considered adequate and requires its material outsourcers to maintain similar arrangements;
- IT systems integrity: the business is dependent on the effective operation of its information systems. Core controls are in place to maintain the integrity and efficiency of these systems;
- customer data security: clear customer data security measures exist within the business and over the transmission of customer-specific data. These measures include the annual requirement for all staff to attend data protection training; and
- internal control or compliance weaknesses: procedures and structures are in place to monitor the internal control and compliance environments including risk management, internal audit and compliance functions throughout the Enlarged Group.

The occurrence of any or all of the above risk exposures, despite the management controls in place, could result in material reputational damage, the loss of customers and a consequent material adverse effect on the Enlarged Group's business.

The success of the Enlarged Group is dependent on continued performance of outsourcing arrangements

Key customer service, administration, IT and back office functions are provided by third party providers. The Enlarged Group will be reliant in part on the continued performance and security of these providers. Comprehensive outsourcer management functions are in place along with detailed contractual protections in the event of service failures or contractual defaults.

Further, as a result of the Acquisition, some back office and support services will be provided to the Enlarged Group by Abbey for a transitional period. Therefore, during this transitional period, the Enlarged Group will be reliant in part on the continued performance of Abbey in relation to its obligations under the TSA.

16. Risks related to the Acquisition and Rights Issue

Completion is subject to a number of conditions

Although the Acquisition Agreement has been signed prior to publication of this announcement, Completion is conditional upon, among other things, obtaining the relevant regulatory clearances from the FSA and other regulators, clearances from the appropriate competition authorities and the passing of the Resolutions at the EGM.

Completion is subject to the obtaining of FSA and other regulators' change of control clearance.

Although the Directors believe that the clearances should be forthcoming, it is possible that Resolution may not obtain these clearances, or that they may not be obtainable within a timescale acceptable to Resolution, or that they may only be obtained subject to certain conditions or undertakings which may not be acceptable to Resolution. In the event that FSA clearance is not obtained on terms which are reasonably satisfactory to Resolution and Abbey (each acting reasonably and in good faith), the Acquisition may not be completed.

If any of the conditions are not satisfied (or not waived), the Acquisition will not complete. However, the Rights Issue is not conditional upon Completion of the Acquisition (see "the Rights Issue is not conditional upon the Acquisition" below).

The Rights Issue is not conditional upon Completion of the Acquisition

It is possible that following Admission of the New Shares, nil paid, and the Rights Issue becoming wholly unconditional, the Acquisition could cease to be capable of Completion; in particular, if the FSA or other regulatory clearance is not received, or (as described above) if the conditions of any clearance make the terms of the Acquisition unacceptable to Resolution or to Abbey. In this case, as the Rights Issue is not conditional upon Completion of the Acquisition, the Rights Issue would still be completed and funds would be raised by Resolution.

In the unlikely event that the Rights Issue proceeds but Completion does not take place, the Directors' current intention is that the proceeds of the Rights Issue will be invested on a short-term basis while the Directors evaluate other acquisition opportunities and, if no acquisitions can be found on acceptable terms, the Directors will consider how best to return surplus capital to shareholders. Such a return could carry fiscal costs for certain Resolution Shareholders. The Underwriters obligations under the Underwriting and Sponsorship Agreement are conditional (although these conditions can be waived) upon, amongst other things, the Acquisition Agreement not having been terminated in accordance with its terms. If, before Admission, the Underwriting and Sponsorship Agreement is terminated, it is highly unlikely that the Rights Issue would proceed.

The Enlarged Group's success will be dependent upon its ability to integrate Abbey's Life Businesses and other businesses

The current operations of Resolution and Abbey's Life Businesses will be integrated to form the combined operations of the Enlarged Group. To the extent that the Enlarged Group is unable efficiently to integrate the operations, realise cost reductions, retain qualified personnel or customers and to avoid unforeseen costs or delay, there may be an adverse effect on the business, results of operations and/or the financial condition of the Enlarged Group. The integration of Resolution and Abbey's Life Businesses will be supported by a strong management team with experience of large integration processes. However, no assurance can be given that the integration process will deliver all or substantially all of the expected benefits.

17. Risks related to the Rights Issue pricing structure

The New Shares to be issued pursuant to the Rights Issue will be issued at an Issue Price of between 440 pence and 520 pence per New Share. The Issue Price will be finally determined on the day of the EGM by agreement of the Company and the Underwriters in their respective absolute discretions, but in any event shall not be below 440 pence per New Share. Statistics in relation to the Rights Issue included in this Announcement assume a final Issue Price of 440 pence per New Share unless the context otherwise requires. If the final Issue Price is set at an amount above 440 pence per New Share, the result will be to reduce both the ratio of New Shares to Existing Shares to which Qualifying Shareholders are entitled under the Rights Issue and to reduce the discount that the Issue Price represents to the closing middle market price of the Company's Shares on 6 June 2006 from those stated in this Announcement at an Issue Price of 440 pence per New Share. An increase in the Issue Price above 440 pence per New Share would not increase the dilutive effect of the Rights Issue

on the holding of any Qualifying Shareholder who does not take up the offer of New Shares.

18. Risks related to an investment in the Nil Paid Rights and the Shares

The market value of listed securities may fluctuate and may not reflect the underlying asset value of Resolution or, following Completion, the Enlarged Group

Prospective investors should be aware that the value of an investment in Resolution may go down as well as up. The market value of the Shares can fluctuate and may not always reflect the underlying asset value. A number of factors outside the control of Resolution may impact on its performance and the price of the Shares. Such factors include the operating and share price performance of other companies in the industry and markets in which Resolution operates, speculation about Resolution's business in the press, media or investment community, changes to Resolution's profit estimates, the publication of research reports by analysts and general market conditions.

An active trading market in Nil Paid Rights may not develop on the London Stock Exchange

An active trading market in the Nil Paid Rights may not develop on the London Stock Exchange during the trading period. In addition, because the trading price of the Nil Paid Rights depends on the trading price of the Shares, the Nil Paid Rights price may be volatile and subject to the same risks as noted in the paragraph above. The existing volatility of the Shares may also magnify the volatility of the Nil Paid Rights.

Resolution's ability to pay dividends is dependent on the availability of distributable reserves

The ability of Resolution to pay dividends on the Shares is dependent upon the availability of distributable reserves and therefore, amongst other things, upon receipt by it of dividends and other distributions of value from its subsidiaries and companies in which it has an investment.

Any future Share issues and sales of Shares by major Shareholders may have an adverse effect on the market price of the Shares

Resolution has no current plans for a subsequent offering of Shares. However, it is possible that Resolution may decide to offer additional Shares in the future. An additional offering or a significant sale of Shares by any of Resolution's major Shareholders could have an adverse effect on the market price of the outstanding Shares.

Appendix 3

Summaries of Acquisition, Distribution and related Agreements

1. Acquisition Agreement

The Acquisition

Abbey, Resolution Life Limited and Resolution entered into the Acquisition Agreement on 7 June 2006. Under the terms of the Acquisition Agreement, Abbey has agreed to sell all of the issued share capital in Abbey's Life Businesses Companies which are directly held by Abbey (the "Shares") and, indirectly, the shares in the majority of the subsidiaries of those companies to Resolution Life Limited at Completion. Assuming Completion occurs on 1 September 2006, the gross purchase price for the Acquisition payable by Resolution Life Limited to Abbey at Completion will be £3.6 billion. The gross purchase price will decrease at a rate of five per cent. per annum if Completion occurs before 1 September 2006, and it will increase at a rate of five per cent. per annum if Completion occurs after 1 September 2006.

The Acquisition is conditional upon the satisfaction of certain conditions, as follows. These conditions are (i) the approval of the Acquisition and the Rights Issue by Resolution shareholders, (ii) the FSA giving written notice in terms reasonably satisfactory to the parties that it approves or has no objection to Resolution Life Limited and each other relevant member of the Resolution Group becoming a controller of the UK regulated entities within Abbey's Life Businesses, or the period for the giving of a corresponding notice of objection having elapsed without such notice having been given; (iii) either (a) the Irish Financial Services Regulatory Authority (the "IFR") giving written notification that it does not intend to oppose the proposed acquisition of shares in Scottish Mutual International, or (b) the applicable period having elapsed without the IFR having given written notice of its opposition to the proposed acquisition; (iv) the IFR giving written notification that it does not intend to oppose the proposed acquisition of the shares in Scottish Mutual International Fund Managers Limited; (v) a decision satisfactory to Resolution Life Limited having been issued by the Office of Fair Trading that the Acquisition will not be referred to the Competition Commission and the time limit for any party to appeal that decision having expired without any such appeal having been lodged; (vi) the first to occur of (a) the Competition Authority of the Republic of Ireland informing the parties in writing (in form and substance satisfactory to RLL) that it has determined that the Acquisition may be effected, or (b) the requisite period having elapsed without that body having informed the parties in writing of any determination which it has made under section 21(2) of the Ireland Competition Act 2002; and (vii) the Underwriting Agreement not having been terminated by the Underwriters by reason of the occurrence of certain specified events constituting a market material adverse change which, in the judgement of both of the Underwriters, acting reasonably, will make it impracticable to proceed with the Rights Issue or will materially prejudice dealings in the nil paid rights or in the shares in Resolution in the secondary market. In addition, Abbey and Resolution Life Limited must finalise certain operational and contractual provisions of the Retail Distribution Agreement and the Intermediary Distribution Agreement referred to as the "Distribution Deliverables". The Acquisition Agreement refers to these conditions as "Core Conditions".
A break fee will be payable by Resolution Life Limited to Abbey equal in value to the lesser of £36 million and 1 per cent. of Resolution's market capitalisation at the time of payment. The break fee is payable only where Resolution Shareholders do not approve the Acquisition and the Rights Issue at the Resolution EGM, and the Acquisition Agreement is not terminated prior to the date of the Resolution EGM by reason of the non-fulfilment of any of the other conditions to Completion. Subject to certain limited exceptions, the break fee will be Abbey's only remedy for Resolution's failure to secure the requisite shareholder approval.

Regulatory consents will also be required from the relevant insurance regulators in Hong Kong and the Isle of Man in respect of the Acquisition of Abbey National Financial and Investment Services Isle of Man Limited ("ANFIS IoM") (in the case of the Isle of Man), SMIH (in the case of Hong Kong) and SPILA (in the case of both the Isle of Man and Hong Kong). The Acquisition agreements refers to the requirement for these consents as the "Local Conditions".

The sale and purchase of all of the Shares (other than the shares in SMIH and ANFIS IoM) are conditional upon (i) the satisfaction or (where applicable) the waiver of the Core Conditions and (ii) the satisfaction of the Local Conditions in respect of SPILA, or the giving of a written notice by Abbey that the shares in Scotprov Limited (which is the holding company of SPILA) are to be transferred to Abbey and that completion of the sale of the shares in Scotprov Limited will take place on a later date, to be determined. The sale and purchase of the shares in each of SMIH and ANFIS IoM are conditional on (i) the fulfilment (or, where applicable, the waiver) of the Core Conditions and (ii) the satisfaction of the relevant Local Conditions in respect of each such company or, in either case, the giving of a notice by Abbey or Resolution Life Limited that completion of the sale and purchase of the shares in the relevant company is to be deferred. Where completion in respect of SPILA, SMIH or ANFIS is deferred to a date after Completion, completion in respect of each such company will take place on the fifth business day following the day on which the last in time of the relevant Local Conditions is fulfilled and Resolution Life Limited's obligation to pay the portion of the consideration relating to that company will also be deferred to the date on which the local completion takes place.

The obligations of Resolution Life Limited and other Resolution Group companies under the Acquisition Agreement and other agreements relating to the Acquisition (including the Distribution Agreements, TSA and Relationship Deed), are guaranteed by Resolution.

Gap between signing and Completion

The Acquisition Agreement provides for an interregnum between signing and Completion in order to allow for the fulfilment (or, where applicable, waiver) of the conditions described above.

The Acquisition Agreement will automatically terminate where (i) anything occurs which would prevent the Core Conditions described in paragraphs (i) to (vi) above, or any of the Local Conditions, from being fulfilled on or before 5 p.m. on 24 October 2006; (ii) any of the conditions described in paragraphs (i) to (iv) above are not fulfilled by Abbey or Resolution Life Limited, as the case may be, by that time; (iii) any of the Local Conditions have not been either fulfilled by Abbey or Resolution Life Limited, as the case may be, or the subject of a notice from Resolution Life Limited or Abbey National as described above; (iv) any of the Core Conditions described in paragraph (vi) above are not fulfilled or waived by Resolution Life Limited on or before that time; or (v) the Underwriting Agreement is terminated by the Underwriters as a result of any of the events referred to in paragraphs (vii) of the Core Conditions as described above (except where the Underwriting Agreement is terminated with the consent, agreement or acquiescence of Resolution) and the non-fulfilment of that condition has not been waived by Resolution Life Limited. If the Distribution Deliverables have not been agreed by 24 October 2006, Completion may be deferred until an extended long-stop date of 31 December 2006.

Warranties and limitation on liability

Abbey has given certain warranties to Resolution Life Limited which are usual for a transaction of this nature. There is also an overall cap on the liability of Abbey under the Acquisition Agreement (except in relation to certain indemnities and covenants) and the Tax Covenant of £2,200,000,000. In addition, Abbey has no liability for breach of warranty or any claim under the Tax Covenant unless (i) an individual claim (or series of related claims) amounts to £2,000,000 (or £500,000 in respect of claims under the Tax Covenant) or more. The value of all substantiated claims under the warranties must exceed £36,000,000 in aggregate before Abbey will be liable for any such claims, in which case Resolution Life Limited will only be entitled to the excess. In order to make a warranty claim (other than under the tax warranties), Resolution Life Limited must provide written details of the claim to Abbey by 31 December 2007. Claims under tax warranties or the Tax Covenant must be notified to Abbey within 6 months after the expiry of the statutory period during which an assessment of that liability may be issued by the relevant tax authority, or if there is no such period, or if such period is longer than 7 years, on or before 31 December 2012. Abbey will not be liable for claims under the warranties or the Tax Covenant if legal proceedings are not brought within 9 months of Resolution Life Limited notifying a claim to Abbey, subject to certain exceptions.

Indemnities

The Acquisition Agreement also contains certain indemnities given by Abbey for the benefit of Resolution Life Limited. These include (i) an indemnity in respect of specific liabilities of Scottish Mutual International in relation to certain identified existing litigation claims and a limited indemnity for future claims arising from the same or substantially the same facts and circumstances as those existing litigation claims and (ii) a partial indemnity in respect of existing hedging arrangements.

Operation of Abbey's Life Businesses' business prior to Completion

The Acquisition Agreement contains certain undertakings given by Abbey to Resolution Life

Limited in relation to the conduct of the business of Abbey's Life Businesses during the period up to Completion. This reflects the fact that Resolution Life Limited has a significant interest in how Abbey's Life Businesses are managed by Abbey until Completion. However, at the same time, the undertakings given have been drafted in such a way as to retain a certain degree of flexibility for the management of Abbey's Life Businesses to conduct its business in the ordinary and usual course, to comply with law or regulation, and to comply with certain pre-existing obligations, amongst other things.

Use of the name "Abbey"

The names 'Abbey' and 'Abbey National' (and associated logos) are not being sold along with Abbey's Life Businesses. Subject to the Brand Licence, the only rights that Abbey's Life Businesses will have to continue to use these names will be:

- a one year run-off period for existing sales literature, stationery, websites and signage; and
- a grace period of up to three months for the relevant Abbey's Life Businesses Companies to pass the required resolutions to change their corporate names.

The Brand Licence permits Resolution to use the "Abbey" and "ABBEY & FLAME LOGO" trademarks in relation to the products distributed under the Retail Distribution Agreement and Retail Banking Distribution Agreement summarised below.

Employment

As well as employees of Abbey's Life Businesses who will transfer as a result of the Acquisition of Abbey's Life Businesses Companies, certain employees of the Abbey Group who work in the business carried on by Abbey's Life Businesses will transfer to RMS under the Transfer of Undertakings (Protection of Employment) Regulations 2006.

Pensions

At Completion, Abbey's Life Businesses Companies which participate in Abbey pension schemes in the United Kingdom will cease to participate in those schemes. Steps will also be taken prior to Completion to ensure that none of the Abbey's Life Businesses Companies is the UK sponsor or operate any defined benefit pension schemes. Abbey has agreed to reimburse Resolution Life Limited to the extent that it becomes liable to make any payment to or in respect of Abbey's Life Businesses Companies' participation in Abbey pension schemes on or after Completion (except for ongoing contributions payable in the ordinary course for service prior to Completion). This will include any payment which any Abbey's Life Businesses Company is required to make pursuant to Section 75 of the Pensions Act 1995 as a result of its cessation of participation in any of the Abbey pension schemes and any payments any Abbey Life Businesses Company is required to make in respect of any Abbey pension schemes pursuant to any sanction imposed by the Pensions Regulator.

In relation to any pension scheme which is sponsored or operated by an Abbey's Life Businesses Company outside the United Kingdom, responsibility for these schemes will pass to Resolution Life Limited on Completion, except that in certain circumstances Abbey will remain responsible for certain pension schemes in Ireland and will reimburse Resolution Life Limited in respect of payments which Resolution Life Limited or the Abbey's Life Businesses Companies may be liable to make in respect of these schemes following Completion.

Property

33 of the 37 properties leased by Abbey's Life Businesses do not relate to the business being sold and will be assigned back to companies in the Abbey Group once consents are obtained from the relevant landlords. Abbey will indemnify the Enlarged Group in respect of any liabilities from

holding an interest in those properties.

Demutualisation schemes

On Completion, Resolution Life Limited will, with certain limited exceptions, assume Abbey's obligations in respect of the demutualisation court schemes relating to Scottish Mutual Assurance and Scottish Provident Limited respectively. Resolution Life Limited is obliged under the Acquisition Agreement to take steps to procure the amendment of the schemes to remove the obligations and liabilities of any Abbey Group company (other than any companies forming part of Abbey's Life Businesses) and must do so within eighteen months of Completion. To the extent such obligations cannot be removed without replacing or replicating the same, Resolution Life Limited has agreed to use its best efforts to agree and put in place provisions in amended schemes which are binding on Resolution Life Limited or another member of the Enlarged Group and which replicate and/or replace the Abbey Group's existing obligations.

Other separation issues

As is usual in a transaction of this nature, the Acquisition Agreement also provides for the settlement of inter-company balances between Abbey's Life Businesses and companies within the remainder of the Abbey Group, the release of guarantees given by Abbey's Life Businesses in respect of the obligations of companies within the remainder of the Abbey Group and for the transfer of assets, contracts and intellectual property after Completion under conventional "wrong pockets" arrangements.

2. Relationship Deed

Pursuant to the terms of the Acquisition Agreement, Resolution Life Limited, Abbey and ANL will, at Completion, enter into a Relationship Deed concerning the on-going relationship between the Resolution Group and Abbey relating to the servicing and administration of (i) existing customers who prior to Completion acquired products manufactured by ANL which have been sold by Abbey, and (ii) customers who after Completion acquire products manufactured by members of the Resolution Group through the Abbey retail sales network (distributed by Abbey pursuant to the Retail Distribution Agreement) (together, "Customers").

Under the terms of the Relationship Deed, Resolution Life Limited agrees to ensure that the general administration, servicing and treatment of customers is to at least the same level and to the same degree of service and treatment provided by Abbey to Customers in the six months immediately prior to the date of the agreement and agrees that it shall meet certain key service levels, such key service levels to be agreed between the parties prior to Completion.

Abbey shall be given prior copies of any mass communications, documentation or other material to be sent or made available to Customers by any member of the Resolution Group as part of the general administration and servicing of Customers and Resolution shall take into account any reasonable comments made thereon prior to distributing the same. Resolution will be responsible for ensuring that any communications, documentation or other material sent to Customers complies with all relevant regulatory requirements and is branded exclusively with the Abbey trade marks, save as necessary to comply with regulatory requirements.

Abbey undertakes to indemnify Resolution Life Limited on an after-tax basis from and against all losses or claims ("Losses") which are suffered by or brought against, ANL after Completion arising as a result of any advice-related mis-selling by Abbey or Abbey employees before Completion through Abbey retail channels ("Abbey Past Mis-selling"). Abbey will not be liable under this indemnity to the extent that the Losses arise: (i) from statements generated by members of the Resolution Group after Completion; (ii) from any provision of, statement in or omission from, any product documentation (including sales advisory documentation or policy administration

documentation); (iii) from any negligent act or breach of any regulatory requirement by any member of Resolution Group; or (iv) from any breach by Resolution Life Limited of its obligations under the Relationship Deed.

Abbey further undertakes to indemnify Resolution Life Limited on an after-tax basis from and against all Losses which are suffered by or brought against any member of the Resolution Group which makes a product available to Abbey under the Retail Distribution Agreement arising as a result of advice-related mis-selling by Abbey or Abbey employees after Completion through Abbey retail channels ("Abbey Future Mis-selling"). Abbey will not be liable under this indemnity to the extent that the Losses arise: (i) from statements generated by members of the Resolution Group after Completion; (ii) from any provision of, statement in or omission from, any product discsloure and other sales documentation made available by Resolution to Abbey in accordance with the Retail Distribution Agreement (including sales advisory documentation or policy administration documentation ("Purchaser Sales Documentation"); (iii) as a result of advice or statements by Abbey or Abbey employees given or made in accordance with any training materials or instructions provided by any member of the Resolution Group; (iv) from any negligent act or breach of any regulatory requirement by any member of the Resolution Group; or (v) from any breach by Resolution Life Limited of its obligations under the Relationship Deed or the Retail Distribution Agreement.

Resolution Life Limited undertakes to indemnify Abbey on an after-tax basis from and against any Losses which are suffered by, incurred, made or brought against Abbey or any member of the Abbey Group arising by reason of or in connection with any sales or selling practices (including mis-selling) in relation to the products provided by ANL and sold by Abbey prior to Completion and also in relation to the products provided by the Resolution Group which are sold through the Abbey Retail Sales Network to the extent that such Losses arise (i) from statements generated by members of the Resolution Group; (ii) from any provision of, statement in or omission from, any Purchaser Sales Documentation; (iii) as a result of advice or statements by Abbey or Abbey employees given or made in accordance any training materials or instructions provided by any member of Resolution Group; (iv) any negligent act or breach of any regulatory requirement by any member of Resolution Group; or (v) breach by Resolution of its obligations under the Relationship Deed or the Retail Distribution Agreement.

Resolution agrees to provide, at Resolution's cost, certain administration services and information to Abbey in order to enable Abbey to handle customer complaints concerning Abbey Mis-selling. Resolution also agrees to provide, at Resolution's cost, certain other services and information to Abbey, including specified management information.

All intellectual property rights in the customer data collected by the parties in connection with a customer shall be owned by Abbey but may be used by Resolution or a member of the Resolution Group to the extent necessary to fulfil Resolution's obligations under the Relationship Deed or the Retail Distribution Agreement or as required by any regulatory requirement. From termination of the Relationship Deed, Abbey shall procure the grant to the Resolution Group of a non-exclusive, perpetual, royalty-free licence (with the right to sub-licence) to use such intellectual property rights for any purpose. Abbey and Resolution Life Limited agree to continue to provide the Customer data feeds (in both directions) which were provided immediately prior to Completion for the purposes of the administration and servicing of Customers, during the term of the Relationship Deed and for a period of three years subsequent to termination.

The agreement prohibits Resolution and ANL from assigning all or any part of the benefit of, or their respective rights and/or obligations under the Relationship Deed to any person outside of the Resolution Group. However, Resolution may outsource the performance of some or all of its obligations to members of the Resolution Group or to third parties, save that it may not outsource to a location outside of the United Kingdom any customer facing obligations without the prior consent of Abbey nor may it outsource any of its obligations to any person who in the opinion of Abbey

National, acting in good faith, is a retail banking competitor of Abbey National.

The Relationship Deed will terminate on expiry of the Retail Distribution Term (which shall end on the last day on which Resolution Life Limited makes products available to Abbey following termination of the Retail Distribution Agreement which shall be no later than 12 months following termination of that agreement). Certain provisions of the Relationship Deed, including those with regards to mis-selling, as described above, survive termination of the Relationship Deed.

3. Retail Distribution Agreement

On 7 June 2006 Abbey and Resolution Life Limited entered into the Retail Distribution Agreement under which Resolution agrees, from Completion, to appoint Abbey, in an intermediary capacity, as distributor of certain products through its network of Abbey branded retail banking branches and through its internet, telesales and direct mail distribution retail sales channels ("Abbey Retail Sales Network"). The products made available by Resolution will continue to be distributed by Abbey under the Abbey brand.

The products for distribution via the Abbey Retail Sales Network are those products currently made available to customers by Abbey's Life Businesses and which fall into the following categories:

(a) any protection product with a lump sum payable on death or a lump sum or income payable on contracting a critical illness, excluding payment protection insurance;

(b) any individual personal stakeholder pension excluding any self-invested personal pension plan; or

(c) any single premium, life-wrapped bond.

This range may be added to over the term of the Retail Distribution Agreement and a process for bringing additional products in-scope is contained in the agreement. Resolution Life Limited must procure that the products within the categories listed above as at the date of Completion continue to be made available for distribution by Abbey through its Retail Sales Channels. The agreement contains terms regarding the exclusivity of the arrangements between the parties.

Commission will be payable to Abbey on the sale or (for certain products) renewal of an in-scope product sold through the Abbey Retail Sales Network, subject to clawback in certain circumstances. Customer pricing for each product will be reviewed jointly on an annual basis with the aim of ensuring that price positioning for protection products remains similar to the competitive positioning set at the outset. Commission may also be reviewed in certain circumstances.

The parties will form a Retail Distribution Committee, which shall be responsible for the overall management and development of the arrangements. The Parties intend to use the Retail Distribution Committee for monitoring and reviewing a range of matters, including changes to product pricing and terms and conditions and the introduction of new products. There is an escalation procedure for issues which are unable to be resolved by the Retail Distribution Committee.

The parties must agree product documentation before Completion, and arrange for the distribution of this documentation to the Abbey Retail Sales Network. Resolution Life Limited will be responsible for ensuring that all product documentation is compliant with applicable regulations.

Resolution may outsource the performance of some or all of its obligations to members of the Resolution Group or to third parties, save that it may not outsource to a location outside of the United Kingdom any customer facing obligations or outsource any of its obligations to a retail banking competitor of Abbey without the prior consent of Abbey.

The Retail Distribution Agreement has a continuing term, terminable by either party upon the tenth anniversary of the date of the agreement, subject to earlier termination in certain customary

circumstances. Abbey may also terminate the agreement after five years if following a review of the terms on which products (other than stakeholder pensions) are made available to Abbey, the terms offered by Resolution are found to be uncompetitive. Resolution may also terminate the Agreement at the end of each calendar year if sales fall below a fixed minimum volume threshold.

4. Intermediary Distribution Agreement

On 7 June 2006 Abbey and Resolution Life Limited entered into the Intermediary Distribution Agreement, under which Resolution Life Limited agrees, from Completion, to appoint Abbey as its agent to facilitate the distribution of certain insurance products through the Abbey Intermediaries. Abbey will use its reasonable endeavours to promote the in-scope products to the Abbey Intermediaries, provided they remain competitive products. The Abbey Intermediaries are those intermediaries (i.e. brokers of financial products) with whom one of the companies in Abbey's Life Businesses currently has a distribution arrangement as well as, going forward, intermediaries with whom new relationships are developed by Abbey under this Agreement.

The products within or covering the scope of the Intermediary Distribution Agreement are those products provided by Scottish Provident, Scottish Mutual Assurance or Scottish Provident International Life Assurance immediately prior to Completion and falling within the following product categories:

(A) Term life assurance (level and decreasing)
(B) Accelerated critical illness insurance (level and decreasing)
(C) Standalone critical illness insurance (level and decreasing)
(D) Income protection insurance
(E) Pension term assurance
(F) Whole of life assurance; and
(G) The offshore bond product manufactured by Scottish Provident International Life Assurance and known as the "SPILA Select Offshore Bond"

This range may be added to over the term of the Intermediary Distribution Agreement and a process for bringing additional products in-scope is contained in the agreement.

Resolution Life Limited shall procure that the in-scope products that Abbey is manufacturing as at the date of the agreement continue to be made available for distribution through the intermediaries. The agreement contains terms regarding the exclusivity of the arrangements between the parties.

As consideration for Abbey promoting the in-scope products to the intermediaries, Resolution will pay a fee to Abbey, based upon the volume of products sold by the Abbey Intermediaries. Resolution Life Limited will control the level of commission payable to intermediaries, product pricing and terms and conditions, subject to the parties first having discussed and considered such changes.

The parties must agree product documentation before Completion, and arrange for the distribution of this to intermediaries. Resolution Life Limited will be responsible for ensuring that all product documentation is compliant with applicable regulations.

The parties will form an Intermediary Distribution Committee, which shall be responsible for the overall management and development of the arrangements. There is an escalation procedure for issues which are unable to be resolved by the Intermediary Distribution Committee.

Resolution may outsource the performance of some or all of its obligations to members of the Resolution Group or to third parties, save that it may not outsource to a location outside of the United Kingdom any customer facing obligations without the prior consent of Abbey.

The Intermediary Distribution Agreement has a continuing term, terminable by either party upon the tenth anniversary of the date of the Agreement and subject to earlier termination in certain circumstances. Resolution may terminate the Agreement at the end of each calendar year if sales fall below a fixed minimum volume threshold, so long as the products continue to be provided on a competitive basis.

5. Retail Banking Distribution Agreement

On 7 June 2006 Abbey and Resolution entered into the Retail Banking Distribution Agreement. This Agreement provides a framework pursuant to which Resolution intends to grant Abbey access to a database of Resolution customers for the purposes of introducing Abbey retail banking products to Resolution customers. Marketing of the products is intended to be by direct mail and also by referrals from Resolution customer service operators.

It is intended that Resolution will receive a commission on each retail banking product sold as a result of these campaigns and referrals.

The specific retail banking products to be offered, commission rates, and other terms in connection with the offers of products will be determined on a case-by-case basis by the parties following the Agreement becoming effective.

The parties will form a Retail Banking Distribution Committee, which shall be responsible for the overall management and development of the arrangements. There is an escalation procedure for issues which are unable to be resolved by the Intermediary Distribution Committee.

The agreement makes provision on agreed terms for the appointment of Resolution companies as introducer appointed representatives, if necessary to comply with regulatory requirements. Such appointment would contain indemnities usual for an agreement of this nature.

The agreement contains terms regarding the exclusivity of the arrangements. The Retail Banking Distribution Agreement has a continuing term, terminable by either party upon the fifth anniversary of the date of the agreement and subject to earlier termination in certain circumstances.

6. Transitional Services Agreement

On 7 June 2006 Abbey and Resolution Management Services Limited entered into the Transitional Services Agreement, under the terms of which each of Abbey and Resolution Management Services Limited agrees to provide to the other certain transitional services including, but not limited to, information technology, finance/treasury, human resources, property and operational services. The services will be provided for a term which will differ from service to service and each party will use their reasonable endeavours to provide the services to a standard equivalent to that on which such services were provided in the 6 month period prior to Completion.

The parties shall agree a written plan to migrate from the transitional services provided by the other within 20 days from Completion in respect of the Investment Operations Service and within 45 days from Completion in respect of all other services and each party will be obliged to comply with its obligations under that plan.

The liability of each party under the TSA is limited to the aggregate amount of charges payable to it (in respect of services with a finite term) by the other party during the term of the agreement. The TSA continues until the last date upon which any service is provided under it; however, either party may terminate the TSA if the other party suffers an insolvency event or is in material breach of the terms of the agreement (and such material breach remains unremedied for 30 days). Either party also has the right to terminate a service prior to the expiry of the agreed service term in respect of that service, provided that (i) the terminating party gives the other the specified period of prior notice;

and (ii) the terminating party pays any third party costs incurred by the other party.

A further agreement between Resolution Life Limited, Abbey National Financial and Investment Services and certain subsidiaries of ANFIS governs the novation and amendment of certain contracts to which Abbey's Life Businesses Companies are party and the transfer of certain assets owned by Abbey's Life Businesses back to Abbey following Completion.

7. Brand licence agreement

At Completion Abbey, Santander and Resolution Life Limited will enter into a brand licence agreement (the "Brand Licence Agreement"). Under the terms of the Brand Licence Agreement Abbey and Santander grant to Resolution Life Limited a royalty-free licence for Resolution and members of its group to use the "Abbey" and the "Abbey & Flame" logo marks for the purpose of performing its obligations under the Retail Distribution Agreement and under the Relationship Deed and under the Retail Banking Distribution Agreement.

The licence will continue in force until the expiry of the Retail Distribution Term (in respect of retail distribution products) and the expiry of the Retail Banking Distribution Term (in respect of retail banking distribution products) (which shall end on the last day on which Abbey makes products available to Resolution following termination).

8. ANAM arrangements - Cash management agreement

On Completion, Resolution Asset Management and Abbey National Treasury Services ("ANTS") will enter into the cash management agreement ("Cash Management Agreement"), under the terms of which RAM will appoint ANTS as cash manager for the majority of the cash within Abbey's Life Businesses, although RAM will have the right to retain an amount of Abbey's Life Businesses' cash outside this arrangement to cover normal day-to-day expenses incurred in the administration of its life funds and a number of specified funds will be excluded. Resolution and Abbey plan to discuss the possibility of ANTS managing the cash held by the other Resolution Group companies and the possible management of these excluded funds.

RAM will give ANTS the full mandate to manage the cash and to invest in the money and securities markets. A custodian (or custodians) will also be appointed to hold securities purchased on behalf of RAM and, subject to investment guidelines agreed with RAM, ANTS will direct the custodian when to sell the securities deposited with it.

The term of the Cash Management Agreement will be ten years, although either party will have the option to terminate earlier in certain circumstances, which include the termination of the Distribution Agreements.

9. ANAM arrangements – Fund separation agreement

At Completion a fund separation agreement ("Fund Separation Agreement") will be entered into between Abbey, ANAM, Resolution, RAM, Resolution Investment Services Limited ("RIS") and Resolution Fund Managers Limited ("RFM"). The investment management arrangements currently in place in relation to Abbey's Life Businesses will be amended to reflect the Acquisition.

Accordingly the parties to the Fund Separation Agreement shall, and shall procure that any relevant members of their respective groups shall, take such actions and execute such documents as are necessary to ensure that as soon as possible after Completion:

(i) ANAM and Inscape Investments Limited ("Inscape") shall resign as investment advisers to the Abbey's Life Businesses Companies;

(ii) SMIM shall continue to be the manager of the SM Unit Trusts but RIS shall replace ANAM as the discretionary portfolio manager of the SM Unit Trusts;

(iii) at ANAM's discretion, the units of the members of the Abbey Group in the SM Unit Trusts shall either continue to be invested in the SM Unit Trusts or shall be redeemed;

(iv) at RAM's discretion, the units of Abbey's Life Businesses in the Abbey National Unit Trusts shall either continue to be invested in the Abbey National Unit Trusts or shall be redeemed;

(v) at RAM's discretion, the shares of Abbey's Life Businesses in Abbey National Multi Manager Equity Fund, Abbey National Multi Manager Bond Fund, Abbey National Multi Manager OEIC and Inscape Investment Fund (the "Excluded OEICs") shall either continue to be invested in the Excluded OEICs or shall be redeemed;

(vi) ANAM shall retire as the authorised corporate director of, and Inscape Investments Limited ("Inscape") shall resign as investment adviser to, Abbey Equity Fund and Abbey Bond Fund (the "Included OEICs") and ANAM and Inscape shall be replaced in such capacities by RFM;

(vii) at ANAM's discretion, the shares of the members of the Abbey Group in the Included OEICs shall either continue to be invested in such Included OEICs or shall be redeemed;

(viii) ANAM shall terminate all sub-advisory agreements under which sub-advisers have been appointed in relation to the SM Unit Trusts, the Included OEICs and SMIIF and use reasonable efforts to assist RAM and RFM in negotiating equivalent replacement agreements between RFM (or other regulated members of the Resolution Group) and those sub-advisers.

To the extent that any other third party is required to take any action the parties to the Fund Separation Agreement will use their reasonable efforts to procure that such third party does so.

10. Tax covenant

Under the Acquisition Agreement and a separate tax covenant to be entered into at Completion, Abbey gives certain tax warranties and indemnities to Resolution Life Limited from Completion. Broadly, the tax indemnities cover tax liabilities arising up to the end of 2005, to the extent that they exceed the current tax provision in the 2005 accounts, together with tax liabilities on non-ordinary course transactions in 2006 up to the Completion of the Acquisition Agreement. The calculation of the embedded value as at 31 December 2005 of the insurance companies to be sold under the Acquisition Agreement includes certain estimates as to the amount of tax assets which are available to be carried forward after that date, and there is a provision for Abbey to make a balancing payment, to the extent that the embedded value calculation would have been lower if the actual figures for the tax assets which are ultimately agreed with the tax authorities in respect of the 2005 tax returns had been substituted for the estimated figures. The financial limitations in the Acquisition Agreement apply equally to claims under the tax warranties and tax indemnities (except that the Tax Covenant has a single claim limitation of £500,000 and is not subject to an aggregate threshold for claims) and such claims must be notified to Abbey by 31 December 2012.

11. Disclosure letter

On 7 June 2006 Abbey also delivered to Resolution a disclosure letter in relation to the Acquisition Agreement which is customary for a transaction of this nature. The purpose of the disclosure letter is to operate so as to limit the scope of the warranties given in the Acquisition Agreement.

12. Glasgow Sub-Lease Terms

At Completion of the Acquisition Agreement, Abbey will enter into an agreement to grant to Resolution or another member of the Resolution Group a sub-lease of floors 2, 3 and 4 of the property at 301 St. Vincent St, Glasgow G2 5NB, known as Abbey House ("ANH") as deemed appropriate by Abbey and RMS, for a term expiring on 22 December, 2020 (the "Glasgow Sub-Lease"). The freehold of ANH is owned by Mapeley Columbus Limited and the term of the lease expires on 31 December, 2020.

The rent will be pro rata per square foot based on the current rent of £5,386,284 per annum exclusive of VAT, service charge, insurance premiums and all other outgoings. Rent will be increased by 1.49 per cent. in June and December each year.

The only permitted use of the property will be as offices.

No structural alterations will be allowed. There will be fairly standard obligations on the tenant regarding repairs and decoration. Abbey will be responsible for maintenance of the exterior, the structure and the common parts and the tenant will pay a service charge, based on floor area, of Abbey's costs related to the management of ANH. The tenant will also pay 40 per cent. of the initial set up costs of providing a security system suitable for shared occupation.

The tenant will pay 40 per cent. of the agreed costs and expenses of enabling shared occupation of the building, separating the part of the building to be retained by Abbey, and ensuring that each part can be used separately as offices, including any additional partition walls, piping and cabling.

Assignment of the whole of the area sub-let will be possible with the consent of Abbey (not to be unreasonably withheld). Abbey will be entitled to withhold consent if the financial standing of the replacement guarantor is less than that of Resolution. The tenant will be able to underlet the whole or part with Abbey's consent (not to be unreasonably withheld) and subject to certain conditions.

Resolution will guarantee the obligations of the tenant under the Glasgow Sub-Lease.

Appendix 4

Summaries of Underwriting and Sponsorship Agreement and Bridge Facility and New Facilities Agreement

1. The Underwriting and Sponsorship Agreement

Subject to the terms and conditions contained in the Underwriting and Sponsorship Agreement dated 7 June 2006 as summarised below:

- Citigroup Global Markets Limited and Goldman Sachs International (together the "Sponsors") have jointly agreed with the Company to act as sponsors in relation to the Applications; and
- Citigroup Global Markets U.K. Equity Limited and Goldman Sachs International (together the "Underwriters") have agreed severally with the Company, to use reasonable endeavours to procure subscribers for, or failing which, themselves as principals subscribe for, New Shares not taken up under the Rights Issue, in each case at the Issue Price.

It is a condition of the Underwriting and Sponsorship Agreement that:

(a) the Prospectus be approved by the UKLA as required by the Listing Rules before 12:00 noon on the publication date and is published no later than 30 June 2006: and
(b) the EGM being convened and held not later than 31 July 2006 and the Resolutions 1 and 3 being passed at the EGM.

In addition, the Underwriters' obligations are conditional on the fulfilment of certain matters before 5.00 p.m. on the date on which the resolutions are passed or, if earlier, the time at which the PALs are posted, including:

(a) there being no material breach of the warranties set out in the Underwriting and Sponsorship Agreement or there being no change of circumstances such that if repeated immediately prior to the despatch of the PALs by reference to the facts or circumstances then existing certain of the warranties would be breached in any material respect;

(b) each of the Acquisition Documents and the Facilities Agreements being in full force and effect and not having been terminated before the PALS are despatched in connection with the Rights Issue;

(c) no material breach having occurred in relation to the Acquisition Documents by any party or in relation to the Facilities Agreements by any Resolution Group company which permits any other party to rescind or terminate any such document;

(d) the FSA not having stated in writing that it will not grant, or is unlikely to grant, the approval sought by the FSA Application on or prior to the despatch of the PALs;

(e) the Company complying in all material respects with its obligations under the Underwriting and Sponsorship Agreement or otherwise relating to the Rights Issue;

(f) the UKLA and the London Stock Exchange approving Admission, subject only to the passing of the Resolutions, the allotment of the New Shares, the credit of Nil Paid Rights in uncertificated form, the despatch of the PALS and the announcement of Admission by the UKLA and the London Stock Exchange on or before 8.00 a.m. on 18 July 2006 (or such later time and/or date as the Underwriters and the Company may agree (not being later than 1 August 2006)); and

(g) the working capital report being issued.

The Underwriters (acting jointly but not individually) are entitled to waive fulfilment (in whole or in part) of all or any of the conditions set out in the Underwriting and Sponsorship Agreement.

In addition, the Underwriting and Sponsorship Agreement may be terminated by the Underwriters before 5.00 p.m. on the date on which Resolutions are passed or, if earlier, the time at which the PALs are despatched:

(i) upon the occurrence of any specified event which is material and adverse in the context of the Enlarged Group and either:

(a) is material and adverse in the context of the Rights Issue and the underwriting of the New Shares so as to make it impracticable to proceed with the Rights Issue; or

(b) the effect of which will be materially to prejudice dealings in the Nil Paid Rights or in the Ordinary Shares in the secondary market; or

(ii) upon the occurrence of any specified event affecting trading in securities generally (or in relation to the securities of the Company specifically) on the London Stock Exchange or certain other securities markets, affecting banking or settlement activities in London, the European Union or New York, which constitutes an outbreak of war or act of terrorism involving or the declaration of a state of emergency by the United Kingdom, another member of the European Union or the USA or which constitutes a calamity or crisis materially and adversely affecting the financial, political or economic conditions or currency exchange rates or controls in any such

country if the effect of any such event, in the judgment of both of the Underwriters, acting reasonably, will make it impracticable to proceed with the Rights Issue or will materially prejudice dealings in the Nil Paid Rights or in the Ordinary Shares in the secondary market.

In consideration of the Sponsors' and the Underwriters' services under the Underwriting and Sponsorship Agreement, the Company has agreed to pay a fee to the Underwriters of between 2.00 per cent. (if the Issue Price is 440 pence per New Share) and 2.25 per cent. (if the Issue Price is 520 pence per New Share) based on agreed scale of the Gross Proceeds (as defined in the Underwriting and Sponsorship Agreement) to be raised by the Rights Issue. Of such fee, 0.50 per cent. of the Gross Proceeds shall become payable immediately following execution of the Underwriting and Sponsorship Agreement and the balance shall become payable on the date on which the liability (if any) of the Underwriters in respect of New Shares not taken up is determined. If the Closing Date occurs after the date being 57 days from 7 June 2006, the Company will pay an additional fee of 0.125 per cent. of the Gross Proceeds for each additional week or part thereof. The Underwriters will pay any sub-underwriting fees to any sub-underwriters out of the fees referred to above.

The Company shall pay all other expenses of and incidental to the Rights Issue and the Underwriting and Sponsorship Agreement, including without limitation the fee to the receiving bank, the registrar's fee, London Stock Exchange or UKLA fee, fees to brokers, printing, roadshow and advertising and distribution costs, the Company's legal, accountancy and other professional charges and the Sponsors' and Underwriters' agreed legal and other expenses incurred in connection with the Rights Issue including any stamp duty, stamp duty reserve tax or other duty or tax paid or payable by the Underwriters.

The Company has given the Underwriters certain warranties which are usual for an agreement of this nature, including those in connection with preparation of the accounts, compliance with laws and regulations, litigation, indebtedness and the accuracy of the press announcements and verification materials in connection with the Rights Issue and the Prospectus. The Company has also given an indemnity in favour of the Sponsors and the Underwriters (and persons connected with them) in respect of any claim arising out of, based upon, or in connection with, the Rights Issue or any other matters contemplated by the Underwriting and Sponsorship Agreement.

2. The Facilities Agreements

2.1 Bridge Facility Agreement

On 7 June 2006, Resolution executed a bridge facility agreement (the "Bridge Facility Agreement") consisting of an up to £1,750 million term loan facility (the "Bridge Facility"). This will initially be provided by Citigroup Global Markets Limited and Goldman Sachs International as mandated lead arrangers, who may subsequently syndicate the Bridge Facility to other financial institutions, in consultation with Resolution.

The Bridge Facility has a final maturity date of 31 December 2006 and is repayable in full on this date unless extended by Resolution under the terms of the Bridge Facility Agreement.

The Bridge Facility contains conditions precedent to drawdown, including that gross Rights Issue proceeds of not less than £1,500 million are received by Resolution, and representations, warranties, and undertakings in favour of the lenders, including certain financial covenants and events of default which are usual for an agreement of this nature.

Interest on the Bridge Facility is calculated at a margin of 0.40 per cent. per annum above LIBOR plus reserve asset costs (if any). Such interest is payable at the end of each applicable interest period (as determined in accordance with the terms of the Bridge Facility

Agreement).

Certain fees, commissions, costs and expenses may also be payable in respect of the Bridge Facility.

2.2 New Facilities Agreement

On 7 June 2006, Resolution executed a new facilities agreement (the "New Facilities Agreement") consisting of a £350 million term loan facility (the "Term Facility") and a £200 million revolving credit facility (together, the "New Facilities"). This will initially be provided by Citigroup Global Markets Limited and Goldman Sachs International as mandated lead arrangers, who may subsequently syndicate the New Facilities to other financial institutions, in consultation with Resolution.

The final maturity date for the New Facilities is 15 April 2009 (the "Final Maturity Date"). There is an option to extend the final maturity date of the revolving credit facility to 15 April 2011 under the terms of the New Facilities Agreement. The Term Facility is repayable in instalments of £115 million annually, beginning on 15 April 2007 with the balance of £120 million payable on the final maturity date. The revolving credit facility is repayable in full on the Final Maturity Date as may be extended.

The New Facilities Agreement contains conditions precedent to drawdown, including that gross Rights Issue proceeds of not less than £1,500 million are received by Resolution, and representations, warranties, and undertakings in favour of the lenders including certain financial covenants and events of default which are usual for an agreement of this nature.

Interest on the New Facilities is calculated at a margin varying from 0.30 per cent. to 0.70 per cent. per annum above LIBOR plus reserve asset costs (if any). Such interest is payable at the end of each applicable interest period (as determined in accordance with the terms of the New Facilities Agreement).

Certain fees, commissions, costs and expenses may also be payable in respect of the New Facilities.

Appendix 5

Pro forma IFRS financial information on the Enlarged Group

The unaudited pro forma information set out below has been prepared to illustrate the impact of the acquisition of Abbey's Life Businesses on the net assets on an IFRS basis of the Resolution plc group. The pro forma information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation and therefore does not represent the Enlarged Group's financial position or results.

The pro forma information is based on the net assets of Resolution plc and the Abbey's Life Businesses at 31 December 2005 and has been prepared on the basis that the acquisition took place on that date. Under IFRS 3 Resolution plc will be required to fair value the assets, liabilities and contingent liabilities of Abbey's Life Businesses at the date of acquisition and to reflect the difference between their fair value and that of the consideration paid and acquisition expenses as goodwill. The fair value exercise may result in different values being attributed to the net assets acquired than those shown below.

	Resolution plc at 31 December 2005 [1]	Adjustments Abbey's Life Businesses at 31 December 2005 [2]	Adjustments [3]	Total
	£m	£m	£m	£m
Assets				
Pension scheme surplus	93	-		93
Property, plant and equipment	56	12		68
Intangible assets	1,389	1,026	786	3,201
Investment property	2,356	-		2,356
Financial assets	32,511	22,516		55,027
Insurance assets	3,732	1,689		5,421
Cash and cash equivalents	1,745	4,056	30	5,831
Current and deferred tax	8	4		12
Other assets	493	15		508
Total assets	**42,383**	**29,318**	**816**	**72,517**
Liabilities				
Pension scheme deficit	5	137	(137)	5
Insurance contracts	31,227	19,984	(26)	51,185
Subordinated liabilities	-	324	19	343
Provisions	27	40	(6)	61
Borrowings	85	-	2,145	2,230
Financial liabilities	6,879	3,863		10,742
Payables related to insurance contracts	59	1,558		1,617
Deferred and current tax	901	333	(9)	1,225
Other liabilities	665	184	85	934
Total liabilities	**39,848**	**26,423**	**2,071**	**68,342**
Net assets	**2,535**	**2,895**	**(1,255)**	**4,175**

Notes

1. The financial information in respect of Resolution plc has been extracted without adjustment from the audited Report and Accounts for the year ended 31 December 2005. No account has been taken of trading or changes in financial position after 31 December 2005.

2. The financial information in respect of Abbey's Life Businesses has been extracted without adjustment from an aggregation of the IFRS financial statements of the companies to be acquired prepared by the management of Abbey's Life Businesses. No account has been taken of trading or changes in financial position after 31 December 2005.

3. Adjustments have been made to reflect the acquisition of Abbey's Life Businesses by Resolution plc, as follows:

- to reflect the acquisition of the in-force portfolio with a Market Consistent Embedded Value of £3,770 million together with the new business capability for a total consideration of £3,600 million
- to reflect the Bridge Facility of £1,680 million, New Facilities of £550 million and repayment of existing Resolution plc senior debt of £85 million
- to reflect transaction costs of £85 million
- to eliminate goodwill and intangibles of £80 million less a related tax liability of £9 million included in the net assets of the Abbey's Life Businesses at 31 December 2005, which are replaced by goodwill and intangibles arising from this transaction
- to reflect the payment of a £30 million dividend since the year end to Abbey's Life Businesses by companies that do not form part of the group to be acquired
- to eliminate the pension deficit of £137 million of the acquired group, which is to be retained by Abbey National plc under the terms of the Sale and Purchase agreement
- to record the subordinated debt of Scottish Mutual assurance plc at its fair value, being the quoted market price of £219 million at 31 December 2005

- to reflect the retention by Abbey National plc of provisions of £6 million included in the net assets of the acquired group shown above
- to release actuarial liabilities of £26 million no longer required as a result of the terms of the Sale and Purchase Agreement

4. The table below shows for illustrative purposes the impact of the transaction on the Market Consistent Embedded Value (MCEV) of Resolution plc, calculated in accordance with Resolution plc's policies for preparing supplementary information on a European Embedded Value basis.

	Resolution plc at 31 December 2005 [a]	Abbey's Life Businesses at 31 December 2005 [b]	Adjustments [c]	Total
	£ million	£ million	£ million	£ million
Net worth before debt, preference shares and hybrid capital	1,812	2,506		4,318
Value of in-force	1,019	1,483		2,502
Gross MCEV	2,831	3,989		6,820
Debt, preference shares and hybrid capital	(700)	(219)	(2,145)	(3,064)
MCEV	**2,131**	**3,770**	**(2,145)**	**3,756**

a) The information in respect of Resolution plc has been extracted without adjustment from the audited pro forma supplementary information contained in the Resolution plc Report and Accounts for the year ended 31 December 2005. No account has been taken of trading or changes in financial position after 31 December 2005.

b) The information in respect of the Abbey's Life Businesses is described in below

c) Adjustments have been made to reflect the to reflect the Bridge Facility of £1,680 million, New Facilities of £550 million and repayment of existing Resolution plc senior debt of £85 million

5. The MCEV of the Abbey's Life Businesses shown in note 4 above has been calculated as shown below:

	Abbey's Life Businesses at 31 December 2005		
	Net worth £ million	VIF £ million	Total £ million
Traditional Embedded Value [a]	2,261	1,421	3,682
Adjustments to eliminate businesses not being acquired [b]	11	-	11
	2,272	1,421	3,693
Adjustments arising from alignment of TEV [c]	34	(65)	(31)
Adjusted TEV	2,306	1,356	3,662
Adjustments to align with Resolution plc MCEV policies: [d]			
- Mark subordinated debt to market	(19)	-	(19)
- Intrinsic burn through cost net of tax	-	(26)	(26)
- Certainty equivalent adjustments	-	183	183
- Allowance for non market risks	-	(115)	(115)
- Change in cost of capital	-	105	105
- Group cost of capital	-	(20)	(20)
MCEV	**2,287**	**1,483**	**3,770**
Adjustment for IFRS purposes	717	(717)	-
As included in IFRS pro forma net assets	**3,004**	**766**	**3,770**

a) The information in respect of the Traditional Embedded Value of the Abbey's Life Businesses has been extracted without adjustment from the Business and Financial Review contained in the Abbey National plc Report and Accounts for the year ended 31 December 2005. No account has been taken of trading or changes in financial position after 31 December 2005.

b) The adjustments arising from the transaction reflect the exclusion of net assets of companies and other net liabilities which are outside the scope of the Acquisition.

c) Adjustments arising from alignment of TEV reflect the release of certain provisions no longer required following the transaction and adjustments to the cost of capital to reflect Resolution plc policies

d) The adjustments to align with Resolution plc MCEV policies, which have been estimated by the Directors of Resolution plc based on their analysis of underlying models, are as follows:

i) the Market-consistent value of debt represents the difference between the notional value of SMA debt (£200 million) and the market value of the debt at 31 December 2005 (£219 million)

ii) the cost of burn-through represents the average cost of financial options and guarantees on a market-consistent basis allowing for the impact of management actions and the hedging strategies in place

iii) the impact of certainty equivalent valuation represents the difference in the value of in-force business arising from moving to a risk-free investment return and discount rate from the traditional embedded value approach

iv) the allowance for non-market risk represents the explicit allowance made for the potential impact on the value of non-profit business of experience differing from best estimate assumptions

v) the change in cost of capital represents the lower cost of capital representing the impact of tax and investment expenses rather than the margin between the earned rate and the discount rate under the traditional embedded value approach

vi) the group cost of capital represents the market-consistent cost of holding capital at group level

6. While the pro forma information illustrates the impact of alignment of MCEV policies, it does not reflect changes to the MCEV of the Abbey's Life Businesses that may arise from harmonisation of assumptions between the two groups. The directors consider that the impact of such changes is unlikely to be material.

The Directors
Resolution plc
Juxon House
100 St Paul's Churchyard
London
EC4M 8BU

7 June 2006

Dear Sirs

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in Appendix 5 of the Announcement which has been prepared on the basis described, for illustrative purposes only, to provide information about how the Transaction might have affected the financial information presented on the basis of the IFRS accounting policies adopted by Resolution plc in preparing the financial statements for the period ending 31 December 2005. This report is required by item 20.2 of Annex I of the PD Regulation and Listing Rule 13.5.31 and is given for the purpose of complying with those rules and for no other purpose.

Save for any responsibility arising under the Prospectus Regulation to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

Responsibilities

It is the responsibility of the directors of Resolution plc to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation and Listing Rule 13.5.31.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation and Listing Rule 13.5.31, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of Resolution plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the IFRS accounting policies of Resolution plc.

Opinion

In our opinion:

(a) the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b) Such basis is consistent with the IFRS accounting policies of Resolution plc.

Yours faithfully

Ernst & Young LLP

Appendix 6

DEFINITIONS

The following principal definitions apply throughout this announcement unless the context requires otherwise:

Abbey	Abbey National plc (registered number 02294747)
Abbey Group	Abbey National plc and its subsidiaries and associated companies, from time to time
Abbey's Life Businesses	the key U.K. and offshore life insurance businesses of Abbey, amongst others, the five authorised life insurance companies (Abbey National Life, Scottish Mutual Assurance, Scottish Provident, Scottish Mutual International and Scottish Provident International Life Assurance) and the share capital of Abbey National Financial and Investment Services and related service companies in Ireland, the Isle of Man and Hong Kong, which together comprise the back office servicing operations and new life business infrastructure
Abbey's Life Businesses Company	one of the companies comprising Abbey's Life Businesses
Abbey's Life Businesses Shares	the ordinary share capital of Abbey's Life Businesses
Abbey National Unit Trusts	all of Abbey National Balanced Portfolio Growth Unit Trust, Abbey National Balanced Portfolio Income Unit Trust, Abbey National Equity Income Unit Trust, Abbey National Extra Income Unit Trust, Abbey National High Income Bond Unit Trust, Abbey National

	International Unit Trust, Abbey National N&P U.K. Growth Unit Trust, Abbey National Smaller Companies Unit Trust, Abbey National Stockmarket 100 Tracker Unit Trust, Abbey National Technology Unit Trust and Abbey National U.K. Growth Unit Trust
Acquisition	the proposed acquisition of Abbey's Life Businesses Shares pursuant to the Acquisition Agreement
Acquisition Agreement	the agreement dated 7 June 2006 between Resolution Life Limited, Resolution and Abbey pursuant to which Resolution Life Limited conditionally agreed to acquire Abbey's Life Businesses Shares, a summary of which is contained in Appendix 3
Act	the Companies Act 1985 (as amended)
Admission	the admission of the New Shares, nil paid, or, as the case may be, the readmission of the New Shares and the Existing Shares to the Official List becoming effective in accordance with the Listing Rules and admission or, as the case may be, readmission to trading having been granted by the London Stock Exchange
AEI	Annual Earnings Index
Alba Life	Alba Life Limited (registered number SC004348)
ANAM or Abbey National Asset Managers	Abbey National Asset Managers Limited (registered number SC106669)
ANFIS or Abbey Financial and Investment Services	Abbey National Financial and Investment Services plc (registered number SC159852)
ANL or Abbey National Life	Abbey National Life plc (registered number SC134205)
ANSMAH or Abbey National SMA Holdings Limited	Abbey National SMA Holdings Limited (registered number SC133636), the holding company of SMA and SPL
Articles or Articles of Association	the articles of association of Resolution
Brand Licence	the brand licence to be entered into upon Completion between Banco Santander Central Hispano, S.A., Abbey and Resolution Life Limited, a summary of which is contained in Appendix 3
Britannic Assurance	Britannic Assurance plc (registered number 00003002)
Britannic Group	Britannic Group plc, the name of the Company prior to the Merger
Branch Network	Abbey's Life Businesses' distribution network consisting of more than 700 U.K. branches
Bridge Facility	the £1,750,000,000 term loan facility with a final maturity date of 31 December 2006
Bridge Facility Agreement	the agreement dated 7 June 2006 under which the Bridge Facility is made available to Resolution, a summary of which is contained in Appendix 4
business day	a day (excluding Saturdays, Sundays and public holidays in England and Wales) on which banks generally are open for business in London
certificated or in certificated form	a share or other security which is not in uncertificated form
Citigroup	means Citigroup Global Markets Limited when referred to in its capacity as joint sponsor or joint financial adviser, and Citigroup Global Markets U.K. Equity Limited when referred to in its capacity as co-underwriter
Company	Resolution plc (named Britannic Group plc prior to the Merger), a company incorporated in England with registered number 03524909
Completion	completion of the Acquisition of Abbey's Life Businesses Companies
CREST	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo. Limited is the Operator (as defined in the CREST Regulations)
CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) (as amended)
Directors or Board	the Directors of Resolution
Distribution Agreements	means the Retail Banking Distribution Agreement, the Intermediary Distribution Agreement and the Retail Distribution Agreement and "Distribution Agreement" means any of them; a summary of the Distribution Agreements is contained in Appendix 3
Distribution Network	Abbey's Life Businesses' intermediary salesforce
Enlarged Group	Resolution and its subsidiaries and associated companies immediately following Completion
Enlarged Share Capital	the issued share capital of Resolution as it will be immediately following the Rights Issue
Excess Capital	the £1.25 billion of capital within Abbey's Life Businesses that is

	considered by the Directors to be surplus to the minimum capital requirements and is anticipated to be released
Excluded Territories	Australia, Canada, Japan and South Africa
Existing Shares	the ordinary shares of 5 pence each in the capital of Resolution in issue immediately prior to the Rights Issue
Extraordinary General Meeting or EGM	the extraordinary general meeting of Resolution proposed to be held on 17 July 2006; a Notice convening such meeting will be included in the Prospectus
F&C Asset Management	F&C Asset Management Limited
Facilities Agreements	the Bridge Facility Agreement and the New Facilities Agreement
Fitch	Fitch Ratings Ltd
FSMA or Financial Services and Markets Act	the Financial Services and Markets Act 2000, as amended
FOS	the Financial Ombudsman Service
FSA	the Financial Services Authority
Fully Paid Rights	rights to acquire the New Shares, fully paid
GCAC	group capital adequacy calculation
Goldman Sachs	Goldman Sachs International
HM Revenue & Customs	United Kingdom Revenue and Customs Department
IFRS	International Financial Reporting Standards
Intermediary Distribution Agreement	the agreement dated 7 June 2006 between Resolution Life Limited and Abbey under which Resolution Life Limited conditionally agrees to appoint Abbey as its agent to facilitate the distribution of certain insurance products through the Abbey intermediaries and to use its reasonable endeavours to promote the in-scope products to the Abbey intermediaries, a summary of which is contained in Appendix 3
Issue Price	440 pence per New Share unless a price per New Share in excess of 440 pence is determined on the day of the EGM in accordance with the Underwriting Agreement
Investment Company Act	the United States Investment Company Act of 1940, as amended
Lazard	Lazard & Co., Limited
LIBID	the London Interbank Bid Rate is the rate bid by banks on deposits (i.e. the rate at which a bank is willing to borrow from other banks)
Life Division	life and pensions companies holding the life business within the Resolution Group or the Enlarged Group, as the case may be
Listing Rules	the listing rules made pursuant to Part VI of the Financial Services and Markets Act 2000
London Stock Exchange or LSE	London Stock Exchange plc
London Stock Exchange's Daily Official List	the daily official list of prices maintained by the London Stock Exchange
LTICR	long-term insurance capital requirement
Merger	the merger of the Company and Resolution Life Group Limited completed on 6 September 2005
Moody's	Moody's Investors Service, Inc.
New Facilities	the £350,000,000 term loan facility and a £200,000,000 revolving credit facility with a final maturity date of 15 April 2009
New Facilities Agreement	the agreement dated 7 June 2006 under which the New Facilities are made available to Resolution, a summary of which is contained in Appendix 4
New Shares	up to a maximum number of 350.0 million Shares of 5 pence each proposed to be issued by Resolution pursuant to the Rights Issue
Nil Paid Rights	New Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue
Notice	the notice convening the EGM
NPSF	non-profit sub fund
Official List	the official list of the U.K. Listing Authority
Phoenix Life Group	the group of subsidiary companies of RLL which were previously acquired from RSA
Prospectus	the Prospectus intended to be published by Resolution in relation to the Acquisition and the Rights Issue on or around 23 June 2006
Provisional Allotment Letter(s) or PAL(s)	the renounceable provisional allotment letters relating to the Rights Issue, expected to be dispatched on 18 June 2006 to Qualifying Non-CREST Shareholders other than certain Overseas Shareholders
Qualifying Shareholder(s)	Shareholder(s) on the register of members of Resolution at the Record Date
RAM or Resolution Asset	Resolution Asset Management Limited (registered number SC200801)

Management	
RCR	resilient capital requirement
Record Date	close of business on 14 July 2006
Resolution	Resolution plc (named Britannic Group plc prior to the Merger), a company incorporated in England with registered number 03524909
Resolution Group	Resolution and its subsidiary undertakings (but excluding, for the avoidance of doubt, Abbey's Life Businesses)
Resolution Life Group Limited or RLG	Resolution Life Group Limited (registered number 0456077), which under the Merger became a wholly owned subsidiary of Resolution
Resolution Life Limited or RLL	Resolution Life Limited (registered number 04560778)
Relationship Deed	the deed to be entered into upon Completion between Resolution Life Limited, ANL and Abbey which governs the relationship between Resolution and Abbey post-Completion, a summary of which is contained in Appendix 3
Reporting Accountants	Ernst and Young LLP
Resolutions	the resolutions set out in the Notice
Retail Banking Distribution Agreement	the agreement dated 7 June 2006 between Resolution Life Limited and Abbey which provides a framework pursuant to which Resolution Life Limited intends to grant Abbey access to a database of Enlarged Group customers (those who have agreed to accept third party marketing) for the purposes of introducing Abbey retail banking products to Enlarged Group customers, a summary of which is contained in Appendix 3
Retail Distribution Agreement	the agreement dated 7 June 2006 between Resolution Life Limited and Abbey under which Resolution Life Limited conditionally agrees to appoint Abbey as distributor of certain products for distribution by Abbey, in an intermediary capacity, through its retail sales channels, a summary of which is contained in Appendix 3
Rights Issue	the proposed issue of the New Shares to Qualifying Shareholders by way of rights on the terms and subject to the conditions set out in this document and the Provisional Allotment Letters
RLG Preference Shares	the preference shares in RLG issued to RSA under the terms of the acquisition of the Phoenix Group by RLL from RSA on 30 September 2004
RMS	Resolution Management Services Limited (registered number 03588063)
Royal & Sun Alliance or RSA	Royal & Sun Alliance Insurance Group plc (registered number 02339826)
Santander	Banco Santander Central Hispano, S.A.
Securities Act	the United States Securities Act of 1933, as amended
Share Schemes	the share schemes currently operated by Resolution
Shareholder	any holder of Shares
Shares	ordinary shares of 5 pence each in the capital of Resolution (including Existing Shares and New Shares)
SMA or Scottish Mutual Assurance	Scottish Mutual Assurance plc (registered number SC133846)
SMI or Scottish Mutual International	Scottish Mutual International plc (registered number 242244), incorporated in Ireland
SMI Holdings or Scottish Mutual International Holdings Limited	Scottish Mutual International Holdings Limited (registered number 318919), incorporated in Ireland
SM Unit Trusts	all of SM Balanced Unit Trust, SM Cautious Unit Trust SM European Unit Trust, SM Growth Unit Trust, SM International Growth Unit Trust, SM North American Unit Trust, SM U.K. All-Share Index Unit Trust, SM U.K. Equity Unit Trust, SM Japanese Unit Trust, SM Far Eastern Equity Unit Trust, SM Opportunity Unit Trust, SM U.K. Stockmarket Unit Trust, SM U.K. Stockmarket Series 3 Unit Trust and SM U.K. Stockmarket Series 4 Unit Trust and shall include for the purposes of the Funds Separation Agreements the SM TIA U.K. Equity – Pooled U.K. Equity Fund
SPLH1	SPL (Holdings 1) Limited (registered number SC214932)
SPILA or Scottish Provident International Life Assurance	Scottish Provident International Life Assurance Limited (registered number 53002C), incorporated in the Isle of Man
SPL or Scottish Provident Limited	Scottish Provident Limited (registered number SC212709)
Sponsors	Citigroup Global Markets Limited and Goldman Sachs
S&P or Standard & Poor's	Standard & Poor's Rating Services, a division of the McGraw-Hill

	Companies, Inc.
stock account	an account within a member account in CREST to which a holding of a particular share or other security in CREST is admitted
Tax Covenant	the deed of tax covenant to be entered into upon Completion between Abbey and Resolution Life Limited, summary of which is contained in Appendix 3
Term Facility	the £550,000,000 term loan facility
Transitional Services Agreement or TSA	the agreement dated 7 June 2006 between Resolution Life Limited and Abbey under which the parties agree to provide certain transitional services post-Completion, a summary of which is contained in Appendix 3
U.K. Listing Authority or UKLA	the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act
Uncertificated or in uncertificated form	a Share recorded on Resolution's register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
Underwriters	Citigroup Global Markets U.K. Equity Limited and Goldman Sachs
Underwriting Agreement	the agreement dated 7 June 2006 between Citigroup, Goldman Sachs and Resolution relating to the underwriting of the Rights Issue, a summary of which is contained in Appendix 4
United Kingdom or U.K.	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction
VIF	value of in-force business
WPICC	with-profits insurance capital component. This is the difference between the regulatory free surplus and realistic free surplus, calculated in accordance with FSA rules for insurers
WPSF	with-profits sub fund

For the purposes of this document, references to one gender include the other gender.

allowance for non-market risks	in certain situations, the impact of fluctuations in experience can have a negative impact on shareholder value, namely that adverse experience can have a higher negative impact on shareholder value compared to the positive impact generated by favourable experience
annuity	a periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums. If the annuity commences immediately after the payment of the sum it is termed an "immediate annuity"
bonus	surplus funds that a life insurance company allocates to its policyholders
certainty equivalent	the approach adopted in calculating the value of in-force under the MCEV basis, where all cash flows are projected and discounted at risk-free rates
closed	a book of long-term business with no new customers, although there are limited volumes of new business, for example, to meet contractual obligations to existing policyholders or to cater for new members to certain group schemes
conventional with-profits	with-profits business which is not unitised with-profits business
Cost of required capital	the cost of holding capital to meet regulatory requirements, capital management policy and commitments to credit rating agencies, where future distributions to shareholders are restricted. The cost of capital is calculated as the difference between the market value of the required capital and the present value of future releases allowing for investment return and tax
CRR	capital resources requirement
Embedded Value or EV	the Embedded Value of a life insurance business is the sum of its shareholder net assets (including any surplus held in the long-term business fund which is attributable to shareholders) and the value of its in-force business. The latter is calculated by projecting the after tax surpluses distributable to shareholders expected in respect of the in-force business and discounting them back to the present time at a risk rate of return
European Embedded Value or EEV	European Embedded Value of a life insurance company is its Embedded Value determined in accordance with the EEV principles and guidance issued by the European CFO Forum in May 2004
ICA	Individual Capital Assessment is an insurer's own assessment of its risks and controls. ICAs are required to be completed regularly and documented under the FSA's rules for insurers
ICG	Individual Capital Guidance issued by the FSA to insurers to address specific concerns arising out of the FSA's own risk assessment in respect of Pillar 2 capital requirements
income protection	a long-term business policy which provides cover against loss of income consequential upon certain insured events such as accident, sickness or permanent ill health
in-force business	long-term business which has been written and which has not terminated
intrinsic burn-through costs	costs to be borne by shareholders in the event that assets are insufficient to meet liabilities within the with-profits funds
IFRS	international financial reporting standards
IRR	internal rate of return
ISA	an individual savings account
life insurance fund	a pool of assets which are maintained by an insurance company and which are attributable to its life and pensions business
long-term business	insurance business which comprises life assurance business (life and pensions business) and long-term disability insurance (also known as permanent health insurance)
long-term business fund	the segregated fund of assets and liabilities established and maintained by a life insurance company under the FSMA for the purpose of supporting its long-term business
LTICR	long-term insurance capital requirement
maturing or maturity	the point which the sum assured under a life insurance or pension policy becomes due to be paid

MCEV	market consistent embedded value which is the methodology Resolution adopts for the purpose of its EEV disclosure. Within a Market Consistent Embedded Value ("MCEV") framework, assets and liabilities are valued in line with market prices and consistently with each other. In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets
MFR	minimum funding requirement
morbidity rate	the incidence of serious illness or disease across a defined group or number of people
mortality	the incidence of deaths at a specified age across a defined group or number of people
MSSB	modified statutory solvency basis
non-profit business	business represented by non-profit
non-profit policy	a long-term insurance policy, including a unit-linked policy, which is not a with-profits policy
non-market risks	risks relating to insurance (such as mortality, longevity and persistency), business, operations and liquidity
PEP	personal equity plan
Pillar 1	the expression used to refer to the level of regulatory capital which, according to the rules prescribed by the FSA, a long-term insurer must hold in respect of its long-term business. It does not include any additional capital requirement which may result from a long-term insurer's own assessment of its capital needs or the FSA's own assessment of those needs, which are collectively referred to as Pillar 2
RCR	resilience capital requirement
reinsurance	insurance taken out by an insurer of the whole or part of the risks that it has already insured
run-off	the operation of portfolios of insurance that have been closed to new business
SFO	statutory funding objective
surrender	the cancellation of a long-term policy before it reaches maturity
Surplus	that part of a long-term business fund over and above the sum of its liabilities. In the case of a with-profits fund, holders of 'with-profits' policies are entitled to a share in the surplus, usually in the form of a reversionary bonus added periodically to and payable with the sum assured and terminal bonuses added at maturity
TEV	Traditional Embedded Value, a methodology of calculating embedded value using deterministic assumptions
underwriting	the insurer's process of reviewing applications for insurance cover and the decision whether to accept all or part of the risk and determination of the applicable premiums; also refers to the acceptance of such risk
unit-linked policy	a non-profit policy where the benefits are determined by reference to the investment performance of a specified pool of assets referred to as the unit-linked fund
unit trust	a trust where investors (unit holders) obtain a fractional interest in a fund by purchasing units from the managers of the trust on the understanding that they can resell their units to the managers at a price closely reflecting the stock market value of the trust's investments
unitised with-profits	any policy under which the value of the benefits is measured in whole or in part by reference to the with-profits units allocated to that policy
with-profits business	business represented by with-profits policies and the assets and liabilities associated with them
with-profits fund	that part of a long-term business fund in which holders of with-profits policies are entitled to participate in surplus
with-profits policy or with-profits policies	a policy where, in addition to guaranteed benefits specified in the policy, additional bonuses may be payable. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part
with-profits units	notional units whose value or number vary by reference to premiums paid, bonuses declared or surpluses otherwise distributed for the purposes of calculating benefits payable under policies

END

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Company	Resolution PLC
TIDM	RSL
Headline	Acquisition by Resolution Pt2
Released	07:04 07-Jun-06
Number	1743E

Resolution

RNS Number:1743E
Resolution PLC
07 June 2006

Part 2

Appendix 3

Summaries of Acquisition, Distribution and related Agreements

1. Acquisition Agreement

The Acquisition

Abbey, Resolution Life Limited and Resolution entered into the Acquisition Agreement on 7 June 2006. Under the terms of the Acquisition Agreement, Abbey has agreed to sell all of the issued share capital in Abbey's Life Businesses Companies which are directly held by Abbey (the "Shares") and, indirectly, the shares in the majority of the subsidiaries of those companies to Resolution Life Limited at Completion. Assuming Completion occurs on 1 September 2006, the gross purchase price for the Acquisition payable by Resolution Life Limited to Abbey at Completion will be £3.6 billion. The gross purchase price will decrease at a rate of five per cent. per annum if Completion occurs before 1 September 2006, and it will increase at a rate of five per cent. per annum if Completion occurs after 1 September 2006.

The Acquisition is conditional upon the satisfaction of certain conditions, as follows. These conditions are (i) the approval of the Acquisition and the Rights Issue by Resolution shareholders, (ii) the FSA giving written notice in terms reasonably satisfactory to the parties that it approves or has no objection to Resolution Life Limited and each other relevant member of the Resolution Group becoming a controller of the UK regulated entities within Abbey's Life Businesses, or the period for the giving of a corresponding notice of objection having elapsed without such notice having been given; (iii) either (a) the Irish Financial Services Regulatory Authority (the "IFR") giving written notification that it does not intend to oppose the proposed acquisition of shares in Scottish Mutual International, or (b) the applicable period having elapsed without the IFR having given written notice of its opposition to the proposed acquisition; (iv) the IFR giving written notification that it does not intend to oppose the proposed acquisition of the shares in Scottish Mutual International Fund Managers Limited; (v) a decision satisfactory to Resolution Life Limited having

been issued by the Office of Fair Trading that the Acquisition will not be referred to the Competition Commission and the time limit for any party to appeal that decision having expired without any such appeal having been lodged; (vi) the first to occur of (a) the Competition Authority of the Republic of Ireland informing the parties in writing (in form and substance satisfactory to RLL) that it has determined that the Acquisition may be effected, or (b) the requisite period having elapsed without that body having informed the parties in writing of any determination which it has made under section 21(2) of the Ireland Competition Act 2002; and (vii) the Underwriting Agreement not having been terminated by the Underwriters by reason of the occurrence of certain specified events constituting a market material adverse change which, in the judgement of both of the Underwriters, acting reasonably, will make it impracticable to proceed with the Rights Issue or will materially prejudice dealings in the nil paid rights or in the shares in Resolution in the secondary market. In addition, Abbey and Resolution Life Limited must finalise certain operational and contractual provisions of the Retail Distribution Agreement and the Intermediary Distribution Agreement referred to as the "Distribution Deliverables". The Acquisition Agreement refers to these conditions as "Core Conditions".

A break fee will be payable by Resolution Life Limited to Abbey equal in value to the lesser of £36 million and 1 per cent. of Resolution's market capitalisation at the time of payment. The break fee is payable only where Resolution Shareholders do not approve the Acquisition and the Rights Issue at the Resolution EGM, and the Acquisition Agreement is not terminated prior to the date of the Resolution EGM by reason of the non-fulfilment of any of the other conditions to Completion. Subject to certain limited exceptions, the break fee will be Abbey's only remedy for Resolution's failure to secure the requisite shareholder approval.

Regulatory consents will also be required from the relevant insurance regulators in Hong Kong and the Isle of Man in respect of the Acquisition of Abbey National Financial and Investment Services Isle of Man Limited ("ANFIS IoM") (in the case of the Isle of Man), SMIH (in the case of Hong Kong) and SPILA (in the case of both the Isle of Man and Hong Kong). The Acquisition agreements refers to the requirement for these consents as the "Local Conditions".

The sale and purchase of all of the Shares (other than the shares in SMIH and ANFIS IoM) are conditional upon (i) the satisfaction or (where applicable) the waiver of the Core Conditions and (ii) the satisfaction of the Local Conditions in respect of SPILA, or the giving of a written notice by Abbey that the shares in Scotprov Limited (which is the holding company of SPILA) are to be transferred to Abbey and that completion of the sale of the shares in Scotprov Limited will take place on a later date, to be determined. The sale and purchase of the shares in each of SMIH and ANFIS IoM are conditional on (i) the fulfilment (or, where applicable, the waiver) of the Core Conditions and (ii) the satisfaction of the relevant Local Conditions in respect of each such company or, in either case, the giving of a notice by Abbey or Resolution Life Limited that completion of the sale and purchase of the shares in the relevant company is to be deferred. Where completion in respect of SPILA, SMIH or ANFIS is deferred to a date after Completion, completion in respect of each such company will take place on the fifth business day following the day on which the last in time of the relevant Local Conditions is fulfilled and Resolution Life Limited's obligation to pay the portion of the consideration relating to that company will also be deferred to the date on which the local completion takes place.

The obligations of Resolution Life Limited and other Resolution Group companies

under the Acquisition Agreement and other agreements relating to the Acquisition (including the Distribution Agreements, TSA and Relationship Deed), are guaranteed by Resolution.

Gap between signing and Completion

The Acquisition Agreement provides for an interregnum between signing and Completion in order to allow for the fulfilment (or, where applicable, waiver) of the conditions described above.

The Acquisition Agreement will automatically terminate where (i) anything occurs which would prevent the Core Conditions described in paragraphs (i) to (vi) above, or any of the Local Conditions, from being fulfilled on or before 5 p.m. on 24 October 2006; (ii) any of the conditions described in paragraphs (i) to (iv) above are not fulfilled by Abbey or Resolution Life Limited, as the case may be, by that time; (iii) any of the Local Conditions have not been either fulfilled by Abbey or Resolution Life Limited, as the case may be, or the subject of a notice from Resolution Life Limited or Abbey National as described above; (iv) any of the Core Conditions described in paragraph (vi) above are not fulfilled or waived by Resolution Life Limited on or before that time; or (v) the Underwriting Agreement is terminated by the Underwriters as a result of any of the events referred to in paragraphs (vii) of the Core Conditions as described above (except where the Underwriting Agreement is terminated with the consent, agreement or acquiescence of Resolution) and the non-fulfilment of that condition has not been waived by Resolution Life Limited. If the Distribution Deliverables have not been agreed by 24 October 2006, Completion may be deferred until an extended long-stop date of 31 December 2006.

Warranties and limitation on liability

Abbey has given certain warranties to Resolution Life Limited which are usual for a transaction of this nature. There is also an overall cap on the liability of Abbey under the Acquisition Agreement (except in relation to certain indemnities and covenants) and the Tax Covenant of £2,200,000,000. In addition, Abbey has no liability for breach of warranty or any claim under the Tax Covenant unless (i) an individual claim (or series of related claims) amounts to £2,000,000 (or £500,000 in respect of claims under the Tax Covenant) or more. The value of all substantiated claims under the warranties must exceed £36,000,000 in aggregate before Abbey will be liable for any such claims, in which case Resolution Life Limited will only be entitled to the excess. In order to make a warranty claim (other than under the tax warranties), Resolution Life Limited must provide written details of the claim to Abbey by 31 December 2007. Claims under tax warranties or the Tax Covenant must be notified to Abbey within 6 months after the expiry of the statutory period during which an assessment of that liability may be issued by the relevant tax authority, or if there is no such period, or if such period is longer than 7 years, on or before 31 December 2012. Abbey will not be liable for claims under the warranties or the Tax Covenant if legal proceedings are not brought within 9 months of Resolution Life Limited notifying a claim to Abbey, subject to certain exceptions.

Indemnities

The Acquisition Agreement also contains certain indemnities given by Abbey for the benefit of Resolution Life Limited. These include (i) an indemnity in respect of specific liabilities of Scottish Mutual International in relation to certain identified existing litigation claims and a limited indemnity for future claims arising from the same or substantially the same facts and circumstances as those existing litigation claims and (ii) a partial indemnity in respect of existing hedging arrangements.

Operation of Abbey's Life Businesses' business prior to Completion

The Acquisition Agreement contains certain undertakings given by Abbey to Resolution Life Limited in relation to the conduct of the business of Abbey's Life Businesses during the period up to Completion. This reflects the fact that Resolution Life Limited has a significant interest in how Abbey's Life Businesses are managed by Abbey until Completion. However, at the same time, the undertakings given have been drafted in such a way as to retain a certain degree of flexibility for the management of Abbey's Life Businesses to conduct its business in the ordinary and usual course, to comply with law or regulation, and to comply with certain pre-existing obligations, amongst other things.

Use of the name "Abbey"

The names 'Abbey' and 'Abbey National' (and associated logos) are not being sold along with Abbey's Life Businesses. Subject to the Brand Licence, the only rights that Abbey's Life Businesses will have to continue to use these names will be:

- a one year run-off period for existing sales literature, stationery, websites and signage; and
- a grace period of up to three months for the relevant Abbey's Life Businesses Companies to pass the required resolutions to change their corporate names.

The Brand Licence permits Resolution to use the "Abbey" and "ABBEY & FLAME LOGO" trademarks in relation to the products distributed under the Retail Distribution Agreement and Retail Banking Distribution Agreement summarised below.

Employment

As well as employees of Abbey's Life Businesses who will transfer as a result of the Acquisition of Abbey's Life Businesses Companies, certain employees of the Abbey Group who work in the business carried on by Abbey's Life Businesses will transfer to RMS under the Transfer of Undertakings (Protection of Employment) Regulations 2006.

Pensions

At Completion, Abbey's Life Businesses Companies which participate in Abbey pension schemes in the United Kingdom will cease to participate in those schemes. Steps will also be taken prior to Completion to ensure that none of the Abbey's Life Businesses Companies is the UK sponsor or operate any defined benefit pension schemes. Abbey has agreed to reimburse Resolution Life Limited to the extent that it becomes liable to make any payment to or in respect of Abbey's Life Businesses Companies' participation in Abbey pension schemes on or after Completion (except for ongoing contributions payable in the ordinary course for service prior to Completion). This will include any payment which any Abbey's Life Businesses Company is required to make pursuant to Section 75 of the Pensions Act 1995 as a result of its cessation of participation in any of the Abbey pension schemes and any payments any Abbey Life Businesses Company is required to make in respect of any Abbey pension schemes pursuant to any sanction imposed by the Pensions Regulator.

In relation to any pension scheme which is sponsored or operated by an Abbey's Life Businesses Company outside the United Kingdom, responsibility for these schemes will pass to Resolution Life Limited on Completion, except that in certain circumstances Abbey will remain responsible for certain pension schemes in Ireland and will reimburse Resolution Life Limited in respect of payments which Resolution Life Limited or the Abbey's Life Businesses Companies may be liable to make in respect of these schemes following Completion.

Property

33 of the 37 properties leased by Abbey's Life Businesses do not relate to the business being sold and will be assigned back to companies in the Abbey Group once consents are obtained from the relevant landlords. Abbey will indemnify the Enlarged Group in respect of any liabilities from holding an interest in those properties.

Demutualisation schemes

On Completion, Resolution Life Limited will, with certain limited exceptions, assume Abbey's obligations in respect of the demutualisation court schemes relating to Scottish Mutual Assurance and Scottish Provident Limited respectively. Resolution Life Limited is obliged under the Acquisition Agreement to take steps to procure the amendment of the schemes to remove the obligations and liabilities of any Abbey Group company (other than any companies forming part of Abbey's Life Businesses) and must do so within eighteen months of Completion. To the extent such obligations cannot be removed without replacing or replicating the same, Resolution Life Limited has agreed to use its best efforts to agree and put in place provisions in amended schemes which are binding on Resolution Life Limited or another member of the Enlarged Group and which replicate and/or replace the Abbey Group's existing obligations.

Other separation issues

As is usual in a transaction of this nature, the Acquisition Agreement also provides for the settlement of inter-company balances between Abbey's Life Businesses and companies within the remainder of the Abbey Group, the release of guarantees given by Abbey's Life Businesses in respect of the obligations of companies within the remainder of the Abbey Group and for the transfer of assets, contracts and intellectual property after Completion under conventional "wrong pockets" arrangements.

2. Relationship Deed

Pursuant to the terms of the Acquisition Agreement, Resolution Life Limited, Abbey and ANL will, at Completion, enter into a Relationship Deed concerning the on-going relationship between the Resolution Group and Abbey relating to the servicing and administration of (i) existing customers who prior to Completion acquired products manufactured by ANL which have been sold by Abbey, and (ii) customers who after Completion acquire products manufactured by members of the Resolution Group through the Abbey retail sales network (distributed by Abbey pursuant to the Retail Distribution Agreement) (together, "Customers").

Under the terms of the Relationship Deed, Resolution Life Limited agrees to ensure that the general administration, servicing and treatment of customers is to at least the same level and to the same degree of service and treatment provided by Abbey to Customers in the six months immediately prior to the date of the agreement and agrees that it shall meet certain key service levels, such key service levels to be agreed between the parties prior to Completion.

Abbey shall be given prior copies of any mass communications, documentation or other material to be sent or made available to Customers by any member of the Resolution Group as part of the general administration and servicing of Customers and Resolution shall take into account any reasonable comments made thereon prior to distributing the same. Resolution will be responsible for ensuring that any communications, documentation or other material sent to Customers complies with all relevant regulatory requirements and is branded exclusively with the Abbey trade marks, save as necessary to comply with regulatory requirements.

Abbey undertakes to indemnify Resolution Life Limited on an after-tax basis from and against all losses or claims ("Losses") which are suffered by or brought against, ANL after Completion arising as a result of any advice-related mis-selling by Abbey or Abbey employees before Completion through Abbey retail channels ("Abbey Past Mis-selling"). Abbey will not be liable under this indemnity to the extent that the Losses arise: (i) from statements generated by members of the Resolution Group after Completion; (ii) from any provision of, statement in or omission from, any product documentation (including sales advisory documentation or policy administration documentation); (iii) from any negligent act or breach of any regulatory requirement by any member of Resolution Group; or (iv) from any breach by Resolution Life Limited of its obligations under the Relationship Deed.

Abbey further undertakes to indemnify Resolution Life Limited on an after-tax basis from and against all Losses which are suffered by or brought against any member of the Resolution Group which makes a product available to Abbey under the Retail Distribution Agreement arising as a result of advice-related mis-selling by Abbey or Abbey employees after Completion through Abbey retail channels ("Abbey Future Mis-selling"). Abbey will not be liable under this indemnity to the extent that the Losses arise: (i) from statements generated by members of the Resolution Group after Completion; (ii) from any provision of, statement in or omission from, any product discsloure and other sales documentation made available by Resolution to Abbey in accordance with the Retail Distribution Agreement (including sales advisory documentation or policy administration documentation ("Purchaser Sales Documentation"); (iii) as a result of advice or statements by Abbey or Abbey employees given or made in accordance with any training materials or instructions provided by any member of the Resolution Group; (iv) from any negligent act or breach of any regulatory requirement by any member of the Resolution Group; or (v) from any breach by Resolution Life Limited of its obligations under the Relationship Deed or the Retail Distribution Agreement.

Resolution Life Limited undertakes to indemnify Abbey on an after-tax basis from and against any Losses which are suffered by, incurred, made or brought against Abbey or any member of the Abbey Group arising by reason of or in connection with any sales or selling practices (including mis-selling) in relation to the products provided by ANL and sold by Abbey prior to Completion and also in relation to the products provided by the Resolution Group which are sold through the Abbey Retail Sales Network to the extent that such Losses arise (i) from statements generated by members of the Resolution Group; (ii) from any provision of, statement in or omission from, any Purchaser Sales Documentation; (iii) as a result of advice or statements by Abbey or Abbey employees given or made in accordance any training materials or instructions provided by any member of Resolution Group; (iv) any negligent act or breach of any regulatory requirement by any member of Resolution Group; or (v) breach by Resolution of its obligations under the Relationship Deed or the Retail Distribution Agreement.

Resolution agrees to provide, at Resolution's cost, certain administration services and information to Abbey in order to enable Abbey to handle customer complaints concerning Abbey Mis-selling. Resolution also agrees to provide, at Resolution's cost, certain other services and information to Abbey, including specified management information.

All intellectual property rights in the customer data collected by the parties in connection with a customer shall be owned by Abbey but may be used by Resolution or a member of the Resolution Group to the extent necessary to fulfil Resolution's obligations under the Relationship Deed or the Retail Distribution Agreement or as required by any regulatory requirement. From termination of the Relationship Deed, Abbey shall procure the grant to the Resolution Group of a non-exclusive, perpetual, royalty-free licence (with the right to sub-licence) to use such intellectual property rights for any purpose. Abbey and Resolution Life Limited agree to continue to provide the Customer data feeds (in both directions) which were provided immediately prior to Completion for the purposes of the administration and servicing of Customers, during the term of the Relationship Deed and for a period of three years subsequent to termination.

The agreement prohibits Resolution and ANL from assigning all or any part of the

benefit of, or their respective rights and/or obligations under the Relationship Deed to any person outside of the Resolution Group. However, Resolution may outsource the performance of some or all of its obligations to members of the Resolution Group or to third parties, save that it may not outsource to a location outside of the United Kingdom any customer facing obligations without the prior consent of Abbey nor may it outsource any of its obligations to any person who in the opinion of Abbey National, acting in good faith, is a retail banking competitor of Abbey National.

The Relationship Deed will terminate on expiry of the Retail Distribution Term (which shall end on the last day on which Resolution Life Limited makes products available to Abbey following termination of the Retail Distribution Agreement which shall be no later than 12 months following termination of that agreement). Certain provisions of the Relationship Deed, including those with regards to mis-selling, as described above, survive termination of the Relationship Deed.

3. Retail Distribution Agreement

On 7 June 2006 Abbey and Resolution Life Limited entered into the Retail Distribution Agreement under which Resolution agrees, from Completion, to appoint Abbey, in an intermediary capacity, as distributor of certain products through its network of Abbey branded retail banking branches and through its internet, telesales and direct mail distribution retail sales channels ("Abbey Retail Sales Network"). The products made available by Resolution will continue to be distributed by Abbey under the Abbey brand.

The products for distribution via the Abbey Retail Sales Network are those products currently made available to customers by Abbey's Life Businesses and which fall into the following categories:

(a) any protection product with a lump sum payable on death or a lump sum or income payable on contracting a critical illness, excluding payment protection insurance;

(b) any individual personal stakeholder pension excluding any self-invested personal pension plan; or

(c) any single premium, life-wrapped bond.

This range may be added to over the term of the Retail Distribution Agreement and a process for bringing additional products in-scope is contained in the agreement. Resolution Life Limited must procure that the products within the categories listed above as at the date of Completion continue to be made available for distribution by Abbey through its Retail Sales Channels. The agreement contains terms regarding the exclusivity of the arrangements between the parties.

Commission will be payable to Abbey on the sale or (for certain products) renewal of an in-scope product sold through the Abbey Retail Sales Network, subject to clawback in certain circumstances. Customer pricing for each product will be reviewed jointly on an annual basis with the aim of ensuring that price positioning for protection products remains similar to the competitive positioning set at the outset. Commission may also be reviewed in certain circumstances.

The parties will form a Retail Distribution Committee, which shall be responsible for the overall management and development of the arrangements. The Parties intend to use the Retail Distribution Committee for monitoring and reviewing a range of matters, including changes to product pricing and terms and conditions and the introduction of new products. There is an escalation procedure for issues which are unable to be resolved by the Retail Distribution Committee.

The parties must agree product documentation before Completion, and arrange for the distribution of this documentation to the Abbey Retail Sales Network. Resolution Life Limited will be responsible for ensuring that all product documentation is compliant with applicable regulations.

Resolution may outsource the performance of some or all of its obligations to members of the Resolution Group or to third parties, save that it may not outsource to a location outside of the United Kingdom any customer facing obligations or outsource any of its obligations to a retail banking competitor of Abbey without the prior consent of Abbey.

The Retail Distribution Agreement has a continuing term, terminable by either party upon the tenth anniversary of the date of the agreement, subject to earlier termination in certain customary circumstances. Abbey may also terminate the agreement after five years if following a review of the terms on which products (other than stakeholder pensions) are made available to Abbey, the terms offered by Resolution are found to be uncompetitive. Resolution may also terminate the Agreement at the end of each calendar year if sales fall below a fixed minimum volume threshold.

4. Intermediary Distribution Agreement

On 7 June 2006 Abbey and Resolution Life Limited entered into the Intermediary Distribution Agreement, under which Resolution Life Limited agrees, from Completion, to appoint Abbey as its agent to facilitate the distribution of certain insurance products through the Abbey Intermediaries. Abbey will use its reasonable endeavours to promote the in-scope products to the Abbey Intermediaries, provided they remain competitive products. The Abbey Intermediaries are those intermediaries (i.e. brokers of financial products) with whom one of the companies in Abbey's Life Businesses currently has a distribution arrangement as well as, going forward, intermediaries with whom new relationships are developed by Abbey under this Agreement.

The products within or covering the scope of the Intermediary Distribution Agreement are those products provided by Scottish Provident, Scottish Mutual Assurance or Scottish Provident International Life Assurance immediately prior to Completion and falling within the following product categories:

(A) Term life assurance (level and decreasing)

(B) Accelerated critical illness insurance (level and decreasing)

(C) Standalone critical illness insurance (level and decreasing)

(D) Income protection insurance

(E) Pension term assurance

(F) Whole of life assurance; and

(G) The offshore bond product manufactured by Scottish Provident International Life Assurance and known as the "SPILA Select Offshore Bond"

This range may be added to over the term of the Intermediary Distribution Agreement and a process for bringing additional products in-scope is contained in the agreement.

Resolution Life Limited shall procure that the in-scope products that Abbey is manufacturing as at the date of the agreement continue to be made available for distribution through the intermediaries. The agreement contains terms regarding the exclusivity of the arrangements between the parties.

As consideration for Abbey promoting the in-scope products to the intermediaries, Resolution will pay a fee to Abbey, based upon the volume of products sold by the Abbey Intermediaries. Resolution Life Limited will control the level of commission payable to intermediaries, product pricing and terms and conditions, subject to the parties first having discussed and considered such changes.

The parties must agree product documentation before Completion, and arrange for the distribution of this to intermediaries. Resolution Life Limited will be responsible for ensuring that all product documentation is compliant with applicable regulations.

The parties will form an Intermediary Distribution Committee, which shall be responsible for the overall management and development of the arrangements. There is an escalation procedure for issues which are unable to be resolved by the Intermediary Distribution Committee.

Resolution may outsource the performance of some or all of its obligations to members of the Resolution Group or to third parties, save that it may not outsource to a location outside of the United Kingdom any customer facing obligations without the prior consent of Abbey.

The Intermediary Distribution Agreement has a continuing term, terminable by either party upon the tenth anniversary of the date of the Agreement and subject to earlier termination in certain circumstances. Resolution may terminate the Agreement at the end of each calendar year if sales fall below a fixed minimum volume threshold, so long as the products continue to be provided on a

competitive basis.

5. Retail Banking Distribution Agreement

On 7 June 2006 Abbey and Resolution entered into the Retail Banking Distribution Agreement. This Agreement provides a framework pursuant to which Resolution intends to grant Abbey access to a database of Resolution customers for the purposes of introducing Abbey retail banking products to Resolution customers. Marketing of the products is intended to be by direct mail and also by referrals from Resolution customer service operators.

It is intended that Resolution will receive a commission on each retail banking product sold as a result of these campaigns and referrals.

The specific retail banking products to be offered, commission rates, and other terms in connection with the offers of products will be determined on a case-by-case basis by the parties following the Agreement becoming effective.

The parties will form a Retail Banking Distribution Committee, which shall be responsible for the overall management and development of the arrangements. There is an escalation procedure for issues which are unable to be resolved by the Intermediary Distribution Committee.

The agreement makes provision on agreed terms for the appointment of Resolution companies as introducer appointed representatives, if necessary to comply with regulatory requirements. Such appointment would contain indemnities usual for an agreement of this nature.

The agreement contains terms regarding the exclusivity of the arrangements. The Retail Banking Distribution Agreement has a continuing term, terminable by either party upon the fifth anniversary of the date of the agreement and subject to earlier termination in certain circumstances.

6. Transitional Services Agreement

On 7 June 2006 Abbey and Resolution Management Services Limited entered into the Transitional Services Agreement, under the terms of which each of Abbey and Resolution Management Services Limited agrees to provide to the other certain transitional services including, but not limited to, information technology, finance/treasury, human resources, property and operational services. The services will be provided for a term which will differ from service to service and each party will use their reasonable endeavours to provide the services to a standard equivalent to that on which such services were provided in the 6 month period prior to Completion.

The parties shall agree a written plan to migrate from the transitional services provided by the other within 20 days from Completion in respect of the Investment Operations Service and within 45 days from Completion in respect of all other services and each party will be obliged to comply with its obligations under that plan.

The liability of each party under the TSA is limited to the aggregate amount of charges payable to it (in respect of services with a finite term) by the other party during the term of the agreement. The TSA continues until the last date upon which any service is provided under it; however, either party may terminate the TSA if the other party suffers an insolvency event or is in material breach of the terms of the agreement (and such material breach remains unremedied for 30 days). Either party also has the right to terminate a service prior to the expiry of the agreed service term in respect of that service, provided that (i) the terminating party gives the other the specified period of prior notice; and (ii) the terminating party pays any third party costs incurred by the other party.

A further agreement between Resolution Life Limited, Abbey National Financial and Investment Services and certain subsidiaries of ANFIS governs the novation and amendment of certain contracts to which Abbey's Life Businesses Companies are party and the transfer of certain assets owned by Abbey's Life Businesses back to Abbey following Completion.

7. Brand licence agreement

At Completion Abbey, Santander and Resolution Life Limited will enter into a brand licence agreement (the "Brand Licence Agreement"). Under the terms of the Brand Licence Agreement Abbey and Santander grant to Resolution Life Limited a royalty-free licence for Resolution and members of its group to use the "Abbey" and the "Abbey & Flame" logo marks for the purpose of performing its obligations under the Retail Distribution Agreement and under the Relationship Deed and under the Retail Banking Distribution Agreement.

The licence will continue in force until the expiry of the Retail Distribution Term (in respect of retail distribution products) and the expiry of the Retail Banking Distribution Term (in respect of retail banking distribution products) (which shall end on the last day on which Abbey makes products available to Resolution following termination).

8. ANAM arrangements - Cash management agreement

On Completion, Resolution Asset Management and Abbey National Treasury Services ("ANTS") will enter into the cash management agreement ("Cash Management Agreement"), under the terms of which RAM will appoint ANTS as cash manager for the majority of the cash within Abbey's Life Businesses, although RAM will have the right to retain an amount of Abbey's Life Businesses' cash outside this arrangement to cover normal day-to-day expenses incurred in the administration of its life funds and a number of specified funds will be excluded. Resolution

and Abbey plan to discuss the possibility of ANTS managing the cash held by the other Resolution Group companies and the possible management of these excluded funds.

RAM will give ANTS the full mandate to manage the cash and to invest in the money and securities markets. A custodian (or custodians) will also be appointed to hold securities purchased on behalf of RAM and, subject to investment guidelines agreed with RAM, ANTS will direct the custodian when to sell the securities deposited with it.

The term of the Cash Management Agreement will be ten years, although either party will have the option to terminate earlier in certain circumstances, which include the termination of the Distribution Agreements.

9. ANAM arrangements - Fund separation agreement

At Completion a fund separation agreement ("Fund Separation Agreement") will be entered into between Abbey, ANAM, Resolution, RAM, Resolution Investment Services Limited ("RIS") and Resolution Fund Managers Limited ("RFM"). The investment management arrangements currently in place in relation to Abbey's Life Businesses will be amended to reflect the Acquisition.

Accordingly the parties to the Fund Separation Agreement shall, and shall procure that any relevant members of their respective groups shall, take such actions and execute such documents as are necessary to ensure that as soon as possible after Completion:

(i) ANAM and Inscape Investments Limited ("Inscape") shall resign as investment advisers to the Abbey's Life Businesses Companies;

(ii) SMIM shall continue to be the manager of the SM Unit Trusts but RIS shall replace ANAM as the discretionary portfolio manager of the SM Unit Trusts;

(iii) at ANAM's discretion, the units of the members of the Abbey Group in the SM Unit Trusts shall either continue to be invested in the SM Unit Trusts or shall be redeemed;

(iv) at RAM's discretion, the units of Abbey's Life Businesses in the Abbey National Unit Trusts shall either continue to be invested in the Abbey National Unit Trusts or shall be redeemed;

(v) at RAM's discretion, the shares of Abbey's Life Businesses in Abbey National Multi Manager Equity Fund, Abbey National Multi Manager Bond Fund,

Abbey National Multi Manager OEIC and Inscape Investment Fund (the "Excluded OEICs") shall either continue to be invested in the Excluded OEICs or shall be redeemed;

(vi) ANAM shall retire as the authorised corporate director of, and Inscape Investments Limited ("Inscape") shall resign as investment adviser to, Abbey Equity Fund and Abbey Bond Fund (the "Included OEICs") and ANAM and Inscape shall be replaced in such capacities by RFM;

(vii) at ANAM's discretion, the shares of the members of the Abbey Group in the Included OEICs shall either continue to be invested in such Included OEICs or shall be redeemed;

(viii) ANAM shall terminate all sub-advisory agreements under which sub-advisers have been appointed in relation to the SM Unit Trusts, the Included OEICs and SMIIF and use reasonable efforts to assist RAM and RFM in negotiating equivalent replacement agreements between RFM (or other regulated members of the Resolution Group) and those sub-advisers.

To the extent that any other third party is required to take any action the parties to the Fund Separation Agreement will use their reasonable efforts to procure that such third party does so.

10. Tax covenant

Under the Acquisition Agreement and a separate tax covenant to be entered into at Completion, Abbey gives certain tax warranties and indemnities to Resolution Life Limited from Completion. Broadly, the tax indemnities cover tax liabilities arising up to the end of 2005, to the extent that they exceed the current tax provision in the 2005 accounts, together with tax liabilities on non-ordinary course transactions in 2006 up to the Completion of the Acquisition Agreement. The calculation of the embedded value as at 31 December 2005 of the insurance companies to be sold under the Acquisition Agreement includes certain estimates as to the amount of tax assets which are available to be carried forward after that date, and there is a provision for Abbey to make a balancing payment, to the extent that the embedded value calculation would have been lower if the actual figures for the tax assets which are ultimately agreed with the tax authorities in respect of the 2005 tax returns had been substituted for the estimated figures. The financial limitations in the Acquisition Agreement apply equally to claims under the tax warranties and tax indemnities (except that the Tax Covenant has a single claim limitation of £500,000 and is not subject to an aggregate threshold for claims) and such claims must be notified to Abbey by 31 December 2012.

11. Disclosure letter

On 7 June 2006 Abbey also delivered to Resolution a disclosure letter in relation to the Acquisition Agreement which is customary for a transaction of this nature. The purpose of the disclosure letter is to operate so as to limit the scope of the warranties given in the Acquisition Agreement.

12. Glasgow Sub-Lease Terms

At Completion of the Acquisition Agreement, Abbey will enter into an agreement to grant to Resolution or another member of the Resolution Group a sub-lease of floors 2, 3 and 4 of the property at 301 St. Vincent St, Glasgow G2 5NB, known as Abbey House ("ANH") as deemed appropriate by Abbey and RMS, for a term expiring on 22 December, 2020 (the "Glasgow Sub-Lease"). The freehold of ANH is owned by Mapeley Columbus Limited and the term of the lease expires on 31 December, 2020.

The rent will be pro rata per square foot based on the current rent of £5,386,284 per annum exclusive of VAT, service charge, insurance premiums and all other outgoings. Rent will be increased by 1.49 per cent. in June and December each year.

The only permitted use of the property will be as offices.

No structural alterations will be allowed. There will be fairly standard obligations on the tenant regarding repairs and decoration. Abbey will be responsible for maintenance of the exterior, the structure and the common parts and the tenant will pay a service charge, based on floor area, of Abbey's costs related to the management of ANH. The tenant will also pay 40 per cent. of the initial set up costs of providing a security system suitable for shared occupation.

The tenant will pay 40 per cent. of the agreed costs and expenses of enabling shared occupation of the building, separating the part of the building to be retained by Abbey, and ensuring that each part can be used separately as offices, including any additional partition walls, piping and cabling.

Assignment of the whole of the area sub-let will be possible with the consent of Abbey (not to be unreasonably withheld). Abbey will be entitled to withhold consent if the financial standing of the replacement guarantor is less than that of Resolution. The tenant will be able to underlet the whole or part with Abbey's consent (not to be unreasonably withheld) and subject to certain conditions.

Resolution will guarantee the obligations of the tenant under the Glasgow Sub-Lease.

Appendix 4

Summaries of Underwriting and Sponsorship Agreement and Bridge Facility and New Facilities Agreement

1. The Underwriting and Sponsorship Agreement

Subject to the terms and conditions contained in the Underwriting and Sponsorship Agreement dated 7 June 2006 as summarised below:

- Citigroup Global Markets Limited and Goldman Sachs International (together the "Sponsors") have jointly agreed with the Company to act as sponsors in relation to the Applications; and

- Citigroup Global Markets U.K. Equity Limited and Goldman Sachs International (together the "Underwriters") have agreed severally with the Company, to use reasonable endeavours to procure subscribers for, or failing which, themselves as principals subscribe for, New Shares not taken up under the Rights Issue, in each case at the Issue Price.

It is a condition of the Underwriting and Sponsorship Agreement that:

(a) the Prospectus be approved by the UKLA as required by the Listing Rules before 12:00 noon on the publication date and is published no later than 30 June 2006: and

(b) the EGM being convened and held not later than 31 July 2006 and the Resolutions 1 and 3 being passed at the EGM.

In addition, the Underwriters' obligations are conditional on the fulfilment of certain matters before 5.00 p.m. on the date on which the resolutions are passed or, if earlier, the time at which the PALs are posted, including:

(a) there being no material breach of the warranties set out in the Underwriting and Sponsorship Agreement or there being no change of circumstances such that if repeated immediately prior to the despatch of the PALs by reference to the facts or circumstances then existing certain of the warranties would be breached in any material respect;

(b) each of the Acquisition Documents and the Facilities Agreements being in full force and effect and not having been terminated before the PALS are despatched in connection with the Rights Issue;

(c) no material breach having occurred in relation to the Acquisition Documents by any party or in relation to the Facilities Agreements by any Resolution Group company which permits any other party to rescind or terminate any such document;

(d) the FSA not having stated in writing that it will not grant, or is unlikely to grant, the approval sought by the FSA Application on or prior to the despatch of the PALs;

(e) the Company complying in all material respects with its obligations under the Underwriting and Sponsorship Agreement or otherwise relating to the Rights Issue;

(f) the UKLA and the London Stock Exchange approving Admission, subject only to the passing of the Resolutions, the allotment of the New Shares, the credit of Nil Paid Rights in uncertificated form, the despatch of the PALS and the announcement of Admission by the UKLA and the London Stock Exchange on or before 8.00 a.m. on 18 July 2006 (or such later time and/or date as the Underwriters and the Company may agree (not being later than 1 August 2006)); and

(g) the working capital report being issued.

The Underwriters (acting jointly but not individually) are entitled to waive fulfilment (in whole or in part) of all or any of the conditions set out in the Underwriting and Sponsorship Agreement.

In addition, the Underwriting and Sponsorship Agreement may be terminated by the Underwriters before 5.00 p.m. on the date on which Resolutions are passed or, if earlier, the time at which the PALs are despatched:

(i) upon the occurrence of any specified event which is material and adverse in the context of the Enlarged Group and either:

(a) is material and adverse in the context of the Rights Issue and the underwriting of the New Shares so as to make it impracticable to proceed with the Rights Issue; or

(b) the effect of which will be materially to prejudice dealings in the Nil Paid Rights or in the Ordinary Shares in the secondary market; or

(ii) upon the occurrence of any specified event affecting trading in securities generally (or in relation to the securities of the Company specifically) on the London Stock Exchange or certain other securities markets, affecting banking or settlement activities in London, the European Union or New York, which constitutes an outbreak of war or act of terrorism involving or the declaration of a state of emergency by the United Kingdom, another member of the European Union or the USA or which constitutes a calamity or crisis materially and adversely affecting the financial, political or economic conditions or currency exchange rates or controls in any such country if the effect of any such event, in the judgment of both of the Underwriters, acting reasonably, will make it impracticable to proceed with the Rights Issue or will materially prejudice dealings in the Nil Paid Rights or in the Ordinary Shares in the secondary market.

In consideration of the Sponsors' and the Underwriters' services under the Underwriting and Sponsorship Agreement, the Company has agreed to pay a fee to the Underwriters of between 2.00 per cent. (if the Issue Price is 440 pence per New Share) and 2.25 per cent. (if the Issue Price is 520 pence per New Share) based on agreed scale of the Gross Proceeds (as defined in the Underwriting and Sponsorship Agreement) to be raised by the Rights Issue. Of such fee, 0.50 per cent. of the Gross Proceeds shall become payable immediately following execution of the Underwriting and Sponsorship Agreement and the balance shall become

payable on the date on which the liability (if any) of the Underwriters in respect of New Shares not taken up is determined. If the Closing Date occurs after the date being 57 days from 7 June 2006, the Company will pay an additional fee of 0.125 per cent. of the Gross Proceeds for each additional week or part thereof. The Underwriters will pay any sub-underwriting fees to any sub-underwriters out of the fees referred to above.

The Company shall pay all other expenses of and incidental to the Rights Issue and the Underwriting and Sponsorship Agreement, including without limitation the fee to the receiving bank, the registrar's fee, London Stock Exchange or UKLA fee, fees to brokers, printing, roadshow and advertising and distribution costs, the Company's legal, accountancy and other professional charges and the Sponsors' and Underwriters' agreed legal and other expenses incurred in connection with the Rights Issue including any stamp duty, stamp duty reserve tax or other duty or tax paid or payable by the Underwriters.

The Company has given the Underwriters certain warranties which are usual for an agreement of this nature, including those in connection with preparation of the accounts, compliance with laws and regulations, litigation, indebtedness and the accuracy of the press announcements and verification materials in connection with the Rights Issue and the Prospectus. The Company has also given an indemnity in favour of the Sponsors and the Underwriters (and persons connected with them) in respect of any claim arising out of, based upon, or in connection with, the Rights Issue or any other matters contemplated by the Underwriting and Sponsorship Agreement.

2. The Facilities Agreements

2.1 Bridge Facility Agreement

On 7 June 2006, Resolution executed a bridge facility agreement (the "Bridge Facility Agreement") consisting of an up to £1,750 million term loan facility (the "Bridge Facility"). This will initially be provided by Citigroup Global Markets Limited and Goldman Sachs International as mandated lead arrangers, who may subsequently syndicate the Bridge Facility to other financial institutions, in consultation with Resolution.

The Bridge Facility has a final maturity date of 31 December 2006 and is repayable in full on this date unless extended by Resolution under the terms of the Bridge Facility Agreement.

The Bridge Facility contains conditions precedent to drawdown, including that gross Rights Issue proceeds of not less than £1,500 million are received by Resolution, and representations, warranties, and undertakings in favour of the lenders, including certain financial covenants and events of default which are usual for an agreement of this nature.

Interest on the Bridge Facility is calculated at a margin of 0.40 per cent. per annum above LIBOR plus reserve asset costs (if any). Such interest is payable at the end of each applicable interest period (as determined in accordance with the terms of the Bridge Facility Agreement).

Certain fees, commissions, costs and expenses may also be payable in respect of the Bridge Facility.

2.2 New Facilities Agreement

On 7 June 2006, Resolution executed a new facilities agreement (the "New Facilities Agreement") consisting of a £350 million term loan facility (the "Term Facility") and a £200 million revolving credit facility (together, the "New Facilities"). This will initially be provided by Citigroup Global Markets Limited and Goldman Sachs International as mandated lead arrangers, who may subsequently syndicate the New Facilities to other financial institutions, in consultation with Resolution.

The final maturity date for the New Facilities is 15 April 2009 (the "Final Maturity Date"). There is an option to extend the final maturity date of the revolving credit facility to 15 April 2011 under the terms of the New Facilities Agreement. The Term Facility is repayable in instalments of £115 million annually, beginning on 15 April 2007 with the balance of £120 million payable on the final maturity date. The revolving credit facility is repayable in full on the Final Maturity Date as may be extended.

The New Facilities Agreement contains conditions precedent to drawdown, including that gross Rights Issue proceeds of not less than £1,500 million are received by Resolution, and representations, warranties, and undertakings in favour of the lenders including certain financial covenants and events of default which are usual for an agreement of this nature.

Interest on the New Facilities is calculated at a margin varying from 0.30 per cent. to 0.70 per cent. per annum above LIBOR plus reserve asset costs (if any). Such interest is payable at the end of each applicable interest period (as determined in accordance with the terms of the New Facilities Agreement).

Certain fees, commissions, costs and expenses may also be payable in respect of the New Facilities.

Appendix 5

Pro forma IFRS financial information on the Enlarged Group

The unaudited pro forma information set out below has been prepared to illustrate the impact of the acquisition of Abbey's Life Businesses on the net assets on an IFRS basis of the Resolution plc group. The pro forma information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation and therefore does not represent the Enlarged Group's financial position or results.

The pro forma information is based on the net assets of Resolution plc and the Abbey's Life Businesses at 31 December 2005 and has been prepared on the basis that the acquisition took place on that date. Under IFRS 3 Resolution plc will be required to fair value the assets, liabilities and contingent liabilities of Abbey's Life Businesses at the date of acquisition and to reflect the difference between their fair value and that of the consideration paid and acquisition expenses as goodwill. The fair value exercise may result in different values being attributed to the net assets acquired than those shown below.

	Resolution plc at 31 December 2005 (1)	Adjustments Abbey's Life Businesses at 31 December 2005 (2)
	£m	£m
Assets		
Pension scheme surplus	93	-
Property, plant and equipment	56	12
Intangible assets	1,389	1,026
Investment property	2,356	-
Financial assets	32,511	22,516
Insurance assets	3,732	1,689
Cash and cash equivalents	1,745	4,056
Current and deferred tax	8	4
Other assets	493	15
Total assets	42,383	29,318
Liabilities		
Pension scheme deficit	5	137
Insurance contracts	31,227	19,984
Subordinated liabilities	-	324
Provisions	27	40
Borrowings	85	-
Financial liabilities	6,879	3,863
Payables related to insurance contracts	59	1,558
Deferred and current tax	901	333
Other liabilities	665	184
Total liabilities	39,848	26,423
Net assets	2,535	2,895

Notes

1. The financial information in respect of Resolution plc has been extracted without adjustment from the audited Report and Accounts for the year ended 31 December 2005. No account has been taken of trading or changes in financial position after 31 December 2005.

2. The financial information in respect of Abbey's Life Businesses has been extracted without adjustment from an aggregation of the IFRS financial statements of the companies to be acquired prepared by the management of Abbey's Life Businesses. No account has been taken of trading or changes in financial position after 31 December 2005.

3. Adjustments have been made to reflect the acquisition of Abbey's Life Businesses by Resolution plc, as follows:

- to reflect the acquisition of the in-force portfolio with a Market Consistent Embedded Value of £3,770 million together with the new business capability for a total consideration of £3,600 million
- to reflect the Bridge Facility of £1,680 million, New Facilities of £550 million and repayment of existing Resolution plc senior debt of £85 million
- to reflect transaction costs of £85 million
- to eliminate goodwill and intangibles of £80 million less a related tax liability of £9 million included in the net assets of the Abbey's Life Businesses at 31 December 2005, which are replaced by goodwill and intangibles arising from this transaction
- to reflect the payment of a £30 million dividend since the year end to Abbey's Life Businesses by companies that do not form part of the group to be acquired
- to eliminate the pension deficit of £137 million of the acquired group, which is to be retained by Abbey National plc under the terms of the Sale and Purchase agreement
- to record the subordinated debt of Scottish Mutual assurance plc at its fair value, being the quoted market price of £219 million at 31 December 2005
- to reflect the retention by Abbey National plc of provisions of £6 million included in the net assets of the acquired group shown above
- to release actuarial liabilities of £26 million no longer required as a result of the terms of the Sale and Purchase Agreement

4. The table below shows for illustrative purposes the impact of the transaction on the Market Consistent Embedded Value (MCEV) of Resolution plc, calculated in accordance with Resolution plc's policies for preparing supplementary information on a European Embedded Value basis.

	Resolution plc at 31 December 2005 (a) £ million	Abbey's Life Businesses at 31 December 2005 (b) £ million
Net worth before debt, preference shares and hybrid capital	1,812	2,506
Value of in-force	1,019	1,483
Gross MCEV	2,831	3,989
Debt, preference shares and hybrid capital	(700)	(219)
MCEV	2,131	3,770

a) The information in respect of Resolution plc has been extracted without adjustment from the audited pro forma supplementary information contained in the Resolution plc Report and Accounts for the year ended 31 December 2005. No account has been taken of trading or changes in financial position after 31 December 2005.

b) The information in respect of the Abbey's Life Businesses is described in below

c) Adjustments have been made to reflect the to reflect the Bridge Facility of £1,680 million, New Facilities of £550 million and repayment of existing Resolution plc senior debt of £85 million

5. The MCEV of the Abbey's Life Businesses shown in note 4 above has been calculated as shown below:

	Abbey's Lif Net worth £ million
Traditional Embedded Value (a)	2,261
Adjustments to eliminate businesses not being acquired (b)	11
	2,272
Adjustments arising from alignment of TEV (c)	34
Adjusted TEV	2,306
Adjustments to align with Resolution plc MCEV policies: (d)	
- Mark subordinated debt to market	(19)
- Intrinsic burn through cost net of tax	-
- Certainty equivalent adjustments	-
- Allowance for non market risks	-
- Change in cost of capital	-
- Group cost of capital	-

MCEV	2,287
Adjustment for IFRS purposes	717
As included in IFRS pro forma net assets	3,004

a) The information in respect of the Traditional Embedded Value of the Abbey's Life Businesses has been extracted without adjustment from the Business and Financial Review contained in the Abbey National plc Report and Accounts for the year ended 31 December 2005. No account has been taken of trading or changes in financial position after 31 December 2005.

b) The adjustments arising from the transaction reflect the exclusion of net assets of companies and other net liabilities which are outside the scope of the Acquisition.

c) Adjustments arising from alignment of TEV reflect the release of certain provisions no longer required following the transaction and adjustments to the cost of capital to reflect Resolution plc policies

d) The adjustments to align with Resolution plc MCEV policies, which have been estimated by the Directors of Resolution plc based on their analysis of underlying models, are as follows:

i) the Market-consistent value of debt represents the difference between the notional value of SMA debt (£200 million) and the market value of the debt at 31 December 2005 (£219 million)

ii) the cost of burn-through represents the average cost of financial options and guarantees on a market-consistent basis allowing for the impact of management actions and the hedging strategies in place

iii) the impact of certainty equivalent valuation represents the difference in the value of in-force business arising from moving to a risk-free investment return and discount rate from the traditional embedded value approach

iv) the allowance for non-market risk represents the explicit allowance made for the potential impact on the value of non-profit business of experience differing from best estimate assumptions

v) the change in cost of capital represents the lower cost of capital representing the impact of tax and investment expenses rather than the margin between the earned rate and the discount rate under the traditional embedded value approach

vi) the group cost of capital represents the market-consistent cost of holding capital at group level

6. While the pro forma information illustrates the impact of alignment of MCEV policies, it does not reflect changes to the MCEV of the Abbey's Life Businesses that may arise from harmonisation of assumptions between the two groups. The directors consider that the impact of such changes is unlikely to be material.

The Directors

Resolution plc

Juxon House

100 St Paul's Churchyard

London

EC4M 8BU

7 June 2006

Dear Sirs

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in Appendix 5 of the Announcement which has been prepared on the basis described, for illustrative purposes only, to provide information about how the Transaction might have affected the financial information presented on the basis of the IFRS accounting policies adopted by Resolution plc in preparing the financial statements for the period ending 31 December 2005. This report is required by item 20.2 of Annex I of the PD Regulation and Listing Rule 13.5.31 and is given for the purpose of complying with those rules and for no other purpose.

Save for any responsibility arising under the Prospectus Regulation to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

Responsibilities

It is the responsibility of the directors of Resolution plc to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation and Listing Rule 13.5.31.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation and Listing Rule 13.5.31, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of Resolution plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the IFRS accounting policies of Resolution plc.

Opinion

In our opinion:

(a) the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b) Such basis is consistent with the IFRS accounting policies of Resolution plc.

Yours faithfully

Ernst & Young LLP

Appendix 6

Definitions

The following principal definitions apply throughout this announcement unless the context requires otherwise:

Abbey	Abbey National plc (registered number 02294
Abbey Group	Abbey National plc and its subsidiaries and to time
Abbey's Life Businesses	the key U.K. and offshore life insurance bu others, the five authorised life insurance Scottish Mutual Assurance, Scottish Provide: and Scottish Provident International Life A of Abbey National Financial and Investment companies in Ireland, the Isle of Man and H the back office servicing operations and ne
Abbey's Life Businesses Company	one of the companies comprising Abbey's Lif
Abbey's Life Businesses Shares	the ordinary share capital of Abbey's Life
Abbey National Unit Trusts	all of Abbey National Balanced Portfolio Gr Balanced Portfolio Income Unit Trust, Abbey Trust, Abbey National Extra Income Unit Tru Bond Unit Trust, Abbey National Internation U.K. Growth Unit Trust, Abbey National Smal National Stockmarket 100 Tracker Unit Trust Trust and Abbey National U.K. Growth Unit T
Acquisition	the proposed acquisition of Abbey's Life Bu Acquisition Agreement
Acquisition Agreement	the agreement dated 7 June 2006 between Res and Abbey pursuant to which Resolution Life acquire Abbey's Life Businesses Shares, a s Appendix 3
Act	the Companies Act 1985 (as amended)
Admission	the admission of the New Shares, nil paid, readmission of the New Shares and the Exist becoming effective in accordance with the L as the case may be, readmission to trading Stock Exchange
AEI	Annual Earnings Index
Alba Life	Alba Life Limited (registered number SC0043
ANAM or Abbey National Asset Managers	Abbey National Asset Managers Limited (regi
ANFIS or Abbey Financial and Investment Services	Abbey National Financial and Investment Ser SC159852)
ANL or Abbey National Life	Abbey National Life plc (registered number
ANSMAH or Abbey National SMA Holdings Limited	Abbey National SMA Holdings Limited (regist holding company of SMA and SPL
Articles or Articles of Association	the articles of association of Resolution
Brand Licence	the brand licence to be entered into upon C Central Hispano, S.A., Abbey and Resolution is contained in Appendix 3
Britannic Assurance	Britannic Assurance plc (registered number
Britannic Group	Britannic Group plc, the name of the Compan
Branch Network	Abbey's Life Businesses' distribution netwo U.K. branches
Bridge Facility	the £1,750,000,000 term loan facility with December 2006
Bridge Facility Agreement	the agreement dated 7 June 2006 under which available to Resolution, a summary of which
business day	a day (excluding Saturdays, Sundays and pub Wales) on which banks generally are open fo
certificated or in certificated form	a share or other security which is not in u
Citigroup	means Citigroup Global Markets Limited when joint sponsor or joint financial adviser, a Equity Limited when referred to in its capa
Company	Resolution plc (named Britannic Group plc p incorporated in England with registered num
Completion	completion of the Acquisition of Abbey's Li
CREST	the relevant system (as defined in the CRES which CRESTCo. Limited is the Operator (as

CREST Regulations	the Uncertificated Securities Regulations 2 amended)
Directors or Board	the Directors of Resolution
Distribution Agreements	means the Retail Banking Distribution Agree Distribution Agreement and the Retail Distr "Distribution Agreement" means any of them; Agreements is contained in Appendix 3
Distribution Network	Abbey's Life Businesses' intermediary sales
Enlarged Group	Resolution and its subsidiaries and associa following Completion
Enlarged Share Capital	the issued share capital of Resolution as i the Rights Issue
Excess Capital	the £1.25 billion of capital within Abbey's considered by the Directors to be surplus t requirements and is anticipated to be relea
Excluded Territories	Australia, Canada, Japan and South Africa
Existing Shares	the ordinary shares of 5 pence each in the immediately prior to the Rights Issue
Extraordinary General Meeting or EGM	the extraordinary general meeting of Resolu July 2006; a Notice convening such meeting Prospectus
F&C Asset Management	F&C Asset Management Limited
Facilities Agreements	the Bridge Facility Agreement and the New F
Fitch	Fitch Ratings Ltd
FSMA or Financial Services and Markets Act	the Financial Services and Markets Act 2000
FOS	the Financial Ombudsman Service
FSA	the Financial Services Authority
Fully Paid Rights	rights to acquire the New Shares, fully pai
GCAC	group capital adequacy calculation
Goldman Sachs	Goldman Sachs International
HM Revenue & Customs	United Kingdom Revenue and Customs Departme
IFRS	International Financial Reporting Standards
Intermediary Distribution Agreement	the agreement dated 7 June 2006 between Res under which Resolution Life Limited conditi its agent to facilitate the distribution of through the Abbey intermediaries and to use promote the in-scope products to the Abbey which is contained in Appendix 3
Issue Price	440 pence per New Share unless a price per is determined on the day of the EGM in acco Agreement
Investment Company Act	the United States Investment Company Act of
Lazard	Lazard & Co., Limited
LIBID	the London Interbank Bid Rate is the rate b rate at which a bank is willing to borrow f
Life Division	life and pensions companies holding the lif Group or the Enlarged Group, as the case ma
Listing Rules	the listing rules made pursuant to Part VI Markets Act 2000
London Stock Exchange or LSE	London Stock Exchange plc
London Stock Exchange's Daily Official List	the daily official list of prices maintaine
LTICR	long-term insurance capital requirement
Merger	the merger of the Company and Resolution Li September 2005
Moody's	Moody's Investors Service, Inc.
New Facilities	the £350,000,000 term loan facility and a £ facility with a final maturity date of 15 A
New Facilities Agreement	the agreement dated 7 June 2006 under which available to Resolution, a summary of which
New Shares	up to a maximum number of 350.0 million Sha be issued by Resolution pursuant to the Rig
Nil Paid Rights	New Shares in nil paid form provisionally a

	Shareholders pursuant to the Rights Issue
Notice	the notice convening the EGM
NPSF	non-profit sub fund
Official List	the official list of the U.K. Listing Autho
Phoenix Life Group	the group of subsidiary companies of RLL wh RSA
Prospectus	the Prospectus intended to be published by Acquisition and the Rights Issue on or arou
Provisional Allotment Letter(s) or PAL(s)	the renounceable provisional allotment lett expected to be dispatched on 18 June 2006 t Shareholders other than certain Overseas Sh
Qualifying Shareholder(s)	Shareholder(s) on the register of members o
RAM or Resolution Asset Management	Resolution Asset Management Limited (regist
RCR	resilient capital requirement
Record Date	close of business on 14 July 2006
Resolution	Resolution plc (named Britannic Group plc p incorporated in England with registered num
Resolution Group	Resolution and its subsidiary undertakings of doubt, Abbey's Life Businesses)
Resolution Life Group Limited or RLG	Resolution Life Group Limited (registered n Merger became a wholly owned subsidiary of
Resolution Life Limited or RLL	Resolution Life Limited (registered number
Relationship Deed	the deed to be entered into upon Completion ANL and Abbey which governs the relationshi post-Completion, a summary of which is cont
Reporting Accountants	Ernst and Young LLP
Resolutions	the resolutions set out in the Notice
Retail Banking Distribution Agreement	the agreement dated 7 June 2006 between Res which provides a framework pursuant to whic to grant Abbey access to a database of Enla have agreed to accept third party marketing Abbey retail banking products to Enlarged G which is contained in Appendix 3
Retail Distribution Agreement	the agreement dated 7 June 2006 between Res under which Resolution Life Limited conditi distributor of certain products for distrib intermediary capacity, through its retail s is contained in Appendix 3
Rights Issue	the proposed issue of the New Shares to Qua rights on the terms and subject to the cond and the Provisional Allotment Letters
RLG Preference Shares	the preference shares in RLG issued to RSA acquisition of the Phoenix Group by RLL fro
RMS	Resolution Management Services Limited (reg
Royal & Sun Alliance or RSA	Royal & Sun Alliance Insurance Group plc (r
Santander	Banco Santander Central Hispano, S.A.
Securities Act	the United States Securities Act of 1933, a
Share Schemes	the share schemes currently operated by Res
Shareholder	any holder of Shares
Shares	ordinary shares of 5 pence each in the capi Existing Shares and New Shares)
SMA or Scottish Mutual Assurance	Scottish Mutual Assurance plc (registered n
SMI or Scottish Mutual International	Scottish Mutual International plc (register in Ireland
SMI Holdings or Scottish Mutual International Holdings Limited	Scottish Mutual International Holdings Limi incorporated in Ireland
SM Unit Trusts	all of SM Balanced Unit Trust, SM Cautious SM European Unit Trust, SM Growth Unit Trus Trust, SM North American Unit Trust, SM U.K U.K. Equity Unit Trust, SM Japanese Unit Tr Trust, SM Opportunity Unit Trust, SM U.K. S Stockmarket Series 3 Unit Trust and SM U.K. and shall include for the purposes of the F

	TIA U.K. Equity - Pooled U.K. Equity Fund
SPLH1	SPL (Holdings 1) Limited (registered number
SPILA or Scottish Provident International Life Assurance	Scottish Provident International Life Assur 53002C), incorporated in the Isle of Man
SPL or Scottish Provident Limited	Scottish Provident Limited (registered numb
Sponsors	Citigroup Global Markets Limited and Goldma
S&P or Standard & Poor's	Standard & Poor's Rating Services, a divisi Inc.
stock account	an account within a member account in CREST particular share or other security in CREST
Tax Covenant	the deed of tax covenant to be entered into and Resolution Life Limited, summary of whi
Term Facility	the £550,000,000 term loan facility
Transitional Services Agreement or TSA	the agreement dated 7 June 2006 between Res under which the parties agree to provide ce post-Completion, a summary of which is cont
U.K. Listing Authority or UKLA	the Financial Services Authority in its cap under the Financial Services and Markets Ac
Uncertificated or in uncertificated form	a Share recorded on Resolution's register a form in CREST and title to which, by virtue transferred by means of CREST
Underwriters	Citigroup Global Markets U.K. Equity Limite
Underwriting Agreement	the agreement dated 7 June 2006 between Cit Resolution relating to the underwriting of which is contained in Appendix 4
United Kingdom or U.K.	the United Kingdom of Great Britain and Nor
United States or US	the United States of America, its territori the United States of America, the District subject to its jurisdiction
VIF	value of in-force business
WPICC	with-profits insurance capital component. the regulatory free surplus and realistic f accordance with FSA rules for insurers
WPSF	with-profits sub fund

For the purposes of this document, references to one gender include the other gender.

GLOSSARY OF TECHNICAL TERMS

allowance for non-market risks	in certain situations, the impact of fluctua negative impact on shareholder value, namely a higher negative impact on shareholder valu generated by favourable experience
annuity	a periodic payment made for an agreed period of the recipient) in return for a cash sum. amount or as a series of premiums. If the an the payment of the sum it is termed an "imme
bonus	surplus funds that a life insurance company
certainty equivalent	the approach adopted in calculating the valu basis, where all cash flows are projected an
closed	a book of long-term business with no new cus volumes of new business, for example, to mee existing policyholders or to cater for new m
conventional with-profits	with-profits business which is not unitised
Cost of required capital	the cost of holding capital to meet regulato management policy and commitments to credit

	distributions to shareholders are restricted calculated as the difference between the mar: and the present value of future releases all tax
CRR	capital resources requirement
Embedded Value or EV	the Embedded Value of a life insurance busin net assets (including any surplus held in th attributable to shareholders) and the value latter is calculated by projecting the after shareholders expected in respect of the in-f back to the present time at a risk rate of r
European Embedded Value or EEV	European Embedded Value of a life insurance determined in accordance with the EEV princi; European CFO Forum in May 2004
ICA	Individual Capital Assessment is an insurer' controls. ICAs are required to be completed FSA's rules for insurers
ICG	Individual Capital Guidance issued by the FS. concerns arising out of the FSA's own risk a capital requirements
income protection	a long-term business policy which provides c consequential upon certain insured events su permanent ill health
in-force business	long-term business which has been written an
intrinsic burn-through costs	costs to be borne by shareholders in the eve: meet liabilities within the with-profits fun
IFRS	international financial reporting standards
IRR	internal rate of return
ISA	an individual savings account
life insurance fund	a pool of assets which are maintained by an attributable to its life and pensions busine
long-term business	insurance business which comprises life assu business) and long-term disability insurance insurance)
long-term business fund	the segregated fund of assets and liabilitie life insurance company under the FSMA for th long-term business
LTICR	long-term insurance capital requirement
maturing or maturity	the point which the sum assured under a life becomes due to be paid
MCEV	market consistent embedded value which is th for the purpose of its EEV disclosure. Withi: Value ("MCEV") framework, assets and liabili market prices and consistently with each oth is valued using the discount rate consistent flow in the capital markets
MFR	minimum funding requirement
morbidity rate	the incidence of serious illness or disease of people
mortality	the incidence of deaths at a specified age a people
MSSB	modified statutory solvency basis
non-profit business	business represented by non-profit
non-profit policy	a long-term insurance policy, including a un with-profits policy
non-market risks	risks relating to insurance (such as mortali business, operations and liquidity
PEP	personal equity plan
Pillar 1	the expression used to refer to the level of according to the rules prescribed by the FSA respect of its long-term business. It does n requirement which may result from a long-ter capital needs or the FSA's own assessment of collectively referred to as Pillar 2

RCR	resilience capital requirement
reinsurance	insurance taken out by an insurer of the who has already insured
run-off	the operation of portfolios of insurance tha
SFO	statutory funding objective
surrender	the cancellation of a long-term policy befor
Surplus	that part of a long-term business fund over liabilities. In the case of a with-profits policies are entitled to a share in the surp reversionary bonus added periodically to and terminal bonuses added at maturity
TEV	Traditional Embedded Value, a methodology of deterministic assumptions
underwriting	the insurer's process of reviewing applicati decision whether to accept all or part of th applicable premiums; also refers to the acce
unit-linked policy	a non-profit policy where the benefits are d investment performance of a specified pool o unit-linked fund
unit trust	a trust where investors (unit holders) obtai by purchasing units from the managers of the they can resell their units to the managers stock market value of the trust's investment
unitised with-profits	any policy under which the value of the bene part by reference to the with-profits units
with-profits business	business represented by with-profits policie associated with them
with-profits fund	that part of a long-term business fund in wh policies are entitled to participate in surp
with-profits policy or with-profits policies	a policy where, in addition to guaranteed be additional bonuses may be payable. The decl annually) reflects, amongst other things, th of the fund of which the policy forms part
with-profits units	notional units whose value or number vary by bonuses declared or surpluses otherwise dist calculating benefits payable under policies

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Abbey National PLC
TIDM	ANLA
Headline	Disposal by Abbey
Released	07:45 07-Jun-06
Number	1747E

FOR IMMEDIATE RELEASE 7 June 2006

Abbey agrees to sell its life businesses to Resolution plc for £3.6 billion in cash - 97% of EV

Abbey National plc ("Abbey") announces that it has entered into an agreement with Resolution plc under which Abbey will sell its entire life insurance business to Resolution plc ("Resolution") for a fixed cash consideration of £3.6 billion[1]. This represents 97% of the Embedded Value[2] of the businesses being sold as reported by Abbey at 31 December 2005.

The life businesses being sold are Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. Abbey will retain all of its branch-based investment and asset management business, James Hay, its market-leading self-invested personal pension company, and its Wrap business.

Separately, in order to provide continuity of product supply and service to its customers, Abbey has entered into two distribution agreements with Resolution under which:

- Abbey will distribute through its retail network Abbey-branded life and pensions products provided by Resolution; and
- Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries.

In addition, Abbey has secured exclusive access to provide retail banking products to Resolution's estimated five million policyholders.

It is envisaged that some 2,000 Abbey employees will transfer to Resolution as part of the transaction. Resolution will continue to operate the life operations from the existing Abbey premises in Glasgow. Resolution will also maintain the operations in Dublin and the Isle of Man.

Francisco Gómez-Roldán, Abbey's Chief Executive, said:

"This is a great deal for Abbey, for our employees and for our customers. We have sold our life businesses for an excellent price and ensured continuity of service and product. We have also secured a competitive distribution agreement for our retail bank and retained our fast-growing branch-based asset management business. In addition, this deal opens up an exciting opportunity for Abbey to distribute banking products to Resolution's customer base.

We believe Resolution has the expertise, strength and focus to manage the life businesses going forward and this deal provides a clean exit for Abbey allowing us to focus on building our banking business in the UK."

Clive Cowdery, Resolution's Executive Chairman commented:

"This is an excellent transaction for both groups. Abbey's retailing skills and quality products will accelerate Resolution's customer strategy."

Completion of the transaction is expected during the third quarter of 2006 and is conditional upon, among other things, approval from the Financial Services Authority and relevant overseas regulators and the approval of Resolution's shareholders.

Lehman Brothers is acting as exclusive financial adviser to Abbey in this transaction.

Further information:

Abbey

Matthew Young Tel: 020 7756 4232

Stephanie Thatcher Tel: 020 7756 4212

Maitland Consultancy

Martin Leeburn Tel: 020 7395 0419

Lehman Brothers

Stephen Fox Tel: 020 7102 1000

Matt Cannon Tel: 020 7102 1000

Notes to Editors:

1. The cash consideration is £3.6 billion for the shares of the life businesses and their associated infrastructure and service companies and is subject to a formula adjustment if completion takes place earlier than or after 1 September 2006.

2. The total value of long-term insurance business ("Embedded Value") reported by Abbey at 31 December 2005 relating to the companies that form part of this transaction was £3,693m, comprising £1,421m of DVFP, £1,487m of net assets held by long-term assurance funds and £785m of shareholder net assets. The £11m difference from the published total value of long term business of £3,682m at 31 December 2005 in Abbey's annual accounts is due to the exclusion of net assets of companies and other net liabilities which are outside the scope of the transaction.

   The UK and Offshore Life Insurance operations had some 2.7m policies and funds under management of £24.2bn at 31 December 2005. The audited trading profit before tax for companies in scope included in Abbey's financial results for the year ending 31 December 2005 was £278m. The £150m difference from the published trading profit before tax of £128m is due to the exclusion of trading profit of companies outside the scope of the transaction and the cost of capital charged to the life insurance operations.

DVFP represents the discounted value of future profits, which is determined by calculating the discounted value of future cash flows arising from the insurance business (excluding investment contracts).

The new business premiums sold through the retail and intermediary channels for the year ended 31 December 2005 were £45m and £119m respectively (expressed on an annual premium equivalent basis and excluding incremental premiums in Scottish Provident Limited and Scottish Mutual International plc).

3. The retail bank distribution agreement is a ten year deal covering protection, life bonds and stakeholder pension products. It is subject to a review after five years. There are normal per policy commission arrangements for new business sales with no upfront consideration being paid.

The intermediary distribution agreement is a ten year deal covering Scottish Provident Self Assurance protection products, Scottish Mutual Pegasus protection products and offshore bonds issued by Scottish Provident International Life Assurance Limited. Resolution will use Abbey's intermediary salesforce to distribute Scottish Provident products to intermediaries and will reimburse Abbey's costs, on a variable basis, in respect of this salesforce.

The agreement to provide retail banking products to Resolution's customer base is a five year deal and covers savings products, mortgages, loans, credit cards and other retail banking products.

Resolution

Resolution is the largest specialist manager of closed UK life funds. It was formed on 6 September 2005 when the merger of Britannic Group plc and Resolution Life Group Limited ("RLG") completed.

Resolution's Head Office is in London, with significant administration operations in Wythall (Birmingham) and Liverpool. Resolution's asset management operations are based in Glasgow.

Britannic's heritage dates back to 1866, but it was only in 2003 that it closed for new business to focus on acquiring closed life funds. Britannic acquired the life operations of Allianz Cornhill in December 2004 for £115m and the Century Group in March 2005 for £45m.

RLG was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850m and Swiss Life UK for £205m in March 2005.

Resolution had total policyholder assets of approximately £35 billion at 31 December 2005, with total funds under management of £38 billion.

Abbey and Santander

Abbey is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Santander is the largest bank in the euro zone and fourth largest in Europe by market capitalisation. Founded in 1857, Santander has 66 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and Latin America, and has significant market positions elsewhere in Europe, including the United Kingdom (through Abbey) and Portugal, where it is the third largest bank. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In 2005, Santander recorded EUR 6.22 billion in net profit, up 72.5% from the previous year. For more information on Santander, visit

www.gruposantander.com.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management's current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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Company	Banco Santander Central Hispano SA
TIDM	BNC
Headline	Disposal
Released	08:24 07-Jun-06
Number	1757E

MATERIAL FACT

Abbey National plc ("Abbey") announces that it has entered into an agreement with Resolution plc ("Resolution") under which Abbey will sell its entire life insurance business to Resolution for a fixed cash consideration of EUR 5.2 billion (£3.6 billion). This represents 97% of the embedded Value of the businesses being sold as reported by Abbey at 31 December 2005, and will not generate capital gains for Grupo Santander.

The life businesses being sold are Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited. Abbey will retain all of its branch-based investment and asset management business and James Hay, its market-leading self-invested personal pension company, and its Wrap business.

Separately, in order to provide continuity of product supply and service to its customers, Abbey has entered into two distribution agreements with Resolution under which:

- Abbey will distribute through its retail network Abbey-branded life and pensions products manufactured by Resolution; and

- Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries.

In addition, Abbey has secured exclusive access to provide retail banking products to Resolution's five million policyholders.

It is envisaged that some 2,000 Abbey employees will transfer to Resolution as part of the transaction. Resolution will continue to operate the life operations from the existing Abbey premises in Glasgow. Resolution will also maintain the operations in Dublin, the Isle of Man and Hong Kong.

Completion of the transaction is expected during the third quarter of 2006 and is conditional upon, among other things, approval from the Financial Services Authority and relevant overseas regulators and the approval of Resolution's shareholders.

Boadilla del Monte (Madrid), June 07th 2006

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Company	Resolution PLC
TIDM	RSL
Headline	Resolution plc AGM 2006
Released	11:18 09-Jun-06
Number	3364E


Resolution

9 June 2006

Resolution plc Annual General Meeting 2006

The board is convening a new annual general meeting of shareholders expected to be held on 17 July 2006 as the formal annual general meeting for 2006. This meeting is being convened to re-propose the resolutions approved by shareholders at the meeting held on 24 May 2006 as set out in the notice of meeting issued on 2 May 2006 attached to the Report and Accounts 2005. The meeting on 24 May 2006 was invalid for technical "notice period" reasons.

Notice of this new annual general meeting, together with a form of proxy, will be despatched to shareholders shortly.

The board has also passed a resolution to confirm the distribution of 13.21p per ordinary share paid on 2 June 2006 to shareholders on the register of members at the close of business on 19 May 2006. This had previously been recommended by the directors and reflected in the Report and Accounts 2005 as a proposed final dividend. A resolution seeking shareholder affirmation of the steps taken by the board and ratifying the distribution made on 2 June 2006 will be proposed at the new annual general meeting.

The Report and Accounts 2005 are available for inspection at the UK Listing Authority's Document Viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. A PDF version of the Report and Accounts 2005 is available on the Company's website at www.resolutionplc.com

Resolution
Steve Riley 020 7489 4515

Media

Temple Bar Advisory
Alex Child-Villiers 07795 425 580

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Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR Shareholding
Released	11:56 09-Jun-06
Number	3433E

Resolution

Resolution plc ("the Company")

Clive Cowdery's notifiable 3% holding in the Company has reduced to 2.99%. This reduction is notifiable even though Clive Cowdery has not sold any shares. This reduction is as a result of an increase in issued share capital following the maturity and exercise of options by employees under the Company's Savings Related Share Option Scheme. Clive Cowdery intends to take up his entitlement under the Rights Issue in full.

Philip Griffin-Smith

Group Company Secretary

01564 202216

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Company	Office of Fair Trading
TIDM	OFT
Headline	Prior Notice of Merger
Released	11:00 22-Jun-06
Number	0028F

ENTERPRISE ACT 2002 - PRIOR NOTICE OF MERGERS

The OFT gives notice under Section 99(1) of the Enterprise Act 2002 (the Act) that a Merger Notice has been given under Section 96 of the Act in respect of proposed arrangements for:

Anticipated acquisition by Resolution plc of the Abbey National Life business

The period for considering this Notice will expire on 19 July 2006 unless extended by the OFT under Section 97(2) of the Act.

Affected sector: Life insurance

Representations about the anticipated merger may be made by 5 July 2006 to:

Mr Chris Bowden

OFT

Mergers Branch

Fleetbank House

2-6 Salisbury Square

London EC4Y 8JX

FAX: (020) 7211 8916

Email: chris.bowden@oft.gsi.gov.uk

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Company	Resolution PLC
TIDM	RSL
Headline	Publication of Prospectus
Released	17:43 23-Jun-06
Number	1246F

Resolution

23 June 2006

Resolution PLC – Publication of Prospectus

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

Acquisition of Abbey National plc's Life Businesses by Resolution plc
Rights Issue of new ordinary shares ("New Shares") to raise approximately £1.54 billion at an issue price of not less than 440 pence and not more than 520 pence per New Share:
Posting of the combined Prospectus and Class 1 Circular

Further to the announcement made on 7 June 2006, the combined prospectus and circular (the "Prospectus") in connection with the proposed acquisition by Resolution plc of Abbey National plc's Life Businesses together with the associated new business infrastructure and service companies (the "Acquisition") and the proposed Rights Issue of New Shares to raise approximately £1.54 billion at an issue price of not less than 440 pence and not more than 520 pence per New Share is being posted today. Resolution plc shareholders (subject to certain exceptions) will be mailed a Prospectus (which includes notice of an Extraordinary General Meeting to be held at 12 noon on 17 July 2006 in connection with the Acquisition and the Rights Issue) and a Form of Proxy in respect of the Extraordinary General Meeting.

The Prospectus and the Form of Proxy will be available at www.resolutionplc.com as soon as practicable after this announcement.

Copies of the Prospectus and Form of Proxy will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) from and including the date of publication of the Prospectus until completion of the Acquisition, which is expected to be in the second half of August 2006, at the registered office of Resolution plc at Juxon House, 100 St Paul's Churchyard, London, EC4M 8BU; the offices of Goldman Sachs International at Peterborough Court, 133 Fleet Street, London, EC4A 2BB; and the offices of Citigroup at Citigroup Centre, 33 Canada Square, Canary Wharf, London, E14 5LB. Copies of the Prospectus will be made available free of charge upon request.

In addition, the Prospectus and Form of Proxy will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London, E14 5HS.

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

This announcement is not an offer to sell or a solicitation of any offer to buy the nil paid rights, fully paid rights or New Shares of Resolution plc (the 'Securities') in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Resolution plc is being made in the United States.

END

Company	Resolution PLC
TIDM	RSL
Headline	Notice of AGM
Released	17:50 23-Jun-06
Number	1257F

Resolution

Resolution plc – Resolution plc AGM 2006 Update

23 June 2006

Resolution plc Annual General Meeting 2006

Further to the announcement made on 9 June 2006, the new Annual General Meeting will be convened on Monday 17 July 2006 at 10.30 a.m. at Juxon House, 100 St Paul's Churchyard, London, EC4M 8BU.

The Notice of Annual General Meeting and Form of Proxy (together with the Chairman's covering letter) in respect of the forthcoming Annual General Meeting will be posted to shareholders today. These documents will be available for inspection shortly at the UK Listing Authority's Document Viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

A PDF version of the Notice of Meeting and Form of Proxy (together with the Chairman's covering letter) will also be available on the Resolution plc website at www.resolutionplc.com.

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425580

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Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR Shareholding
Released	10:27 27-Jun-06
Number	2099F



Resolution

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Resolution plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Clive Adam Cowdery

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Notification in respect of person named in 3 above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification in respect of person named in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Clive Adam Cowdery

8 State the nature of the transaction

Acquisition

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

39,100

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.01%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of transaction

£6.66

14. Date and place of transaction

26 June 2006, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

10,878,635 3.00%

16. Date issuer informed of transaction

26 June 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Philip Griffin-Smith, Company Secretary

01564 202216

Name and signature of duly authorised officer of *issuer* responsible for making notification

Philip Griffin-Smith, Company Secretary

Date of notification

27 June 2006

END
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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	10:41 27-Jun-06
Number	2110F

Resolution

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

The Board announces that following the purchase by Clive Cowdery, the Company Chairman, of 39,100 ordinary 5p shares on 26 June 2006, he now holds 10,878,635 ordinary shares in the Company representing 3.00% of the current issued share capital. As announced on 9 June 2006 his previous holding was diluted to just under 3% as a result of an increase in issued share capital following the maturity and exercise of options by employees under the Company's Savings Related Share Option Scheme. He intends to take up his entitlement under the Rights Issue in full.

Philip Griffin-Smith
Company Secretary

01564 202670

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Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR Shareholding
Released	11:39 30-Jun-06
Number	4586F


Resolution

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Resolution plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Philip Bernard Griffin-Smith

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person named in (3) above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person named in (3) above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Philip Bernard Griffin-Smith

8 State the nature of the transaction

Maturity of Savings Related Share Option

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

7,682

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

13. Price per *share* or value of transaction

£1.23

14. Date and place of transaction

30 June 2006, Birmingham

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

8,532 0.002%

16. Date issuer informed of transaction

30 June 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Steven Watts, Assistant Company Secretary

01564 202670

Name and signature of duly authorised officer of *issuer* responsible for making notification

Andrew Nash, Deputy Company Secretary

Date of notification

30 June 2006

END
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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	15:58 07-Jul-06
Number	8848F


Resolution

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Resolution plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 – 150,438
HSBC Global Custody Nominee (UK) Ltd A/c 923363 – 169,809
HSBC Global Custody Nominee (UK) Ltd A/c 775237 – 23,176
HSBC Global Custody Nominee (UK) Ltd A/c 942199 – 812,570
HSBC Global Custody Nominee (UK) Ltd A/c 942229 – 824,066
HSBC Global Custody Nominee (UK) Ltd A/c 942217 – 832,619
HSBC Global Custody Nominee (UK) Ltd A/c 942205 – 800,511
HSBC Global Custody Nominee (UK) Ltd A/c 942175 – 817,659
HSBC Global Custody Nominee (UK) Ltd A/c 942187 – 810,203
HSBC Global Custody Nominee (UK) Ltd A/c 775245 – 1,197,895
HSBC Global Custody Nominee (UK) Ltd A/c 770286 – 41,860
HSBC Global Custody Nominee (UK) Ltd A/c 357206 – 8,809,723
HSBC Global Custody Nominee (UK) Ltd A/c 866203 – 708,857
HSBC Global Custody Nominee (UK) Ltd A/c 916681 – 19,036
HSBC Global Custody Nominee (UK) Ltd A/c 969995 – 863,377
HSBC Global Custody Nominee (UK) Ltd A/c 754612 – 969,136
HSBC Global Custody Nominee (UK) Ltd A/c 361602 – 6,008
HSBC Global Custody Nominee (UK) Ltd A/c 282605 – 2,244,291
HSBC Global Custody Nominee (UK) Ltd A/c 360509 – 667,072
HSBC Global Custody Nominee (UK) Ltd A/c 766793 – 384,676
HSBC Global Custody Nominee (UK) Ltd A/c 824434 – 50,202
HSBC Global Custody Nominee (UK) Ltd A/c 924422 – 410,107

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 5p

10. Date of transaction

-

11. Date company informed

5 July 2006

12. Total holding following this notification

21,613,291

13. Total percentage holding of issued class following this notification

5.96%

14. Any additional information

-

15. Name of contact and telephone number for queries

Alison Ford
01564 202670

16. Name and signature of authorised company official responsible for making this notification

Philip Griffin-Smith
Group Company Secretary

Date of notification

7 July 2006

for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Resolution PLC
TIDM	RSL
Headline	AGM Statement
Released	11:10 17-Jul-06
Number	2804G

Resolution

Resolution plc – Results of AGM

Resolution plc announces that at its Annual General Meeting convened and held at Juxon House, 100 St. Paul's Churchyard, London EC4M 8BU on Monday 17 July 2006 at 10.30am, all the proposed ordinary and special resolutions were duly passed on a show of hands.

Proxies were validly appointed in respect of 197,973,811 shares. A summary of the proxy votes received by the Company prior to the meeting were as follows, based on 362,653,909 shares in issue:

Resolution	Votes for & discretion	Votes against	Votes withheld
1. Receive Report and Accounts	195,900,452	287,972	2,027,080
2. Approve Remuneration Report	181,871,213	3,049,187	13,295,104
3. Elect Mike Biggs as director	197,785,780	97,086	332,638
4. Elect Sir David Cooksey as director	197,726,353	204,972	284,179
5. Elect Clive Cowdery as director	192,341,373	839,954	5,034,177
6. Re-elect Paul Thompson as director	197,883,221	47,909	284,374
7. Elect Sir Brian Williamson as director	197,456,239	474,811	284,454
8. Elect David Woods as director	197,527,901	403,191	284,412
9. Appoint Ernst & Young LLP as auditor and authorise directors to fix their remuneration	197,313,570	657,640	244,294
10. Authorise directors to allot shares	197,349,411	624,400	241,693
11. To amend the rules of the Resolution 2005 Long Term Incentive Plan	183,630,948	2,919,782	11,664,774
12. Approve and ratify the steps taken by the directors in consequence of the invalidity of the meeting held on 24 May 2006 as the 2006 annual general meeting *	184,181,977	209,562	13,823,965
13. Dis-apply pre-emption rights on allotments of shares for cash *	196,836,625	632,192	746,687
14. Authorise the Company to purchase its own shares *	197,522,389	103,336	589,779

* Denotes special resolution.

Copies of resolutions 10 to 14 will shortly be available for inspection at the UKLA Document Viewing facility situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Later today, Resolution plc will hold and announce the results of the EGM regarding the Acquisition of Abbey National plc's Life Businesses and the details of the related Rights Issue.

Philip Griffin-Smith

Company Secretary
Tel: 01564 202216

17 July 2006

END

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Company	Resolution PLC
TIDM	RSL
Headline	EGM Statement
Released	15:27 17-Jul-06
Number	3143G


Resolution

17 July 2006

Resolution PLC – Result of EGM

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

Resolution PLC

Results of EGM regarding the Acquisition of Abbey National plc's Life Businesses and the Rights Issue of new ordinary shares ("New Shares") to raise approximately £1.55 billion and Announcement of Issue Price and share offering ratio in relation to the Rights Issue

EGM Results

Resolution PLC (the "Company") announces that at the Extraordinary General Meeting of the Company held earlier today, each of the ordinary and special resolutions put to the Shareholders was duly passed.

Proxy appointments were validly made in respect of 240,983,355 Shares; being 66.45 per cent. of the issued share capital of 362,653,909 Shares. A summary of the proxy votes received by the Company prior to the meeting were as follows:

Resolution	Votes for & discretion	Votes against	Votes withheld
1. To approve the Acquisition, increase in authorised share capital and authorise directors to allot Shares in connection with the Rights Issue	240,629,201	84,535	519,634
2. To authorise the directors to allot Shares generally	240,697,545	268,783	267,042
3. To dis-apply statutory pre-emption rights in relation to the Rights Issue *	239,423,321	1,523,041	287,008
4. To dis-apply statutory pre-emption rights generally *	240,865,272	77,320	290,778
5. To authorise the Company to purchase its own Shares *	239,501,359	1,481,996	250,015
6. To amend the Articles of Association in respect of the maximum number of directors*	240,655,871	313,840	263,659

* Denotes special resolution.

Copies of the resolutions will shortly be available for inspection at the UKLA Document Viewing facility situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Completion of the Acquisition will not take place until all conditions contained in the Acquisition Agreement have been satisfied or waived, and this is expected to be during the second half of August 2006.

Rights Issue - Issue Price and share offering ratio

Following the EGM, the Company agreed with the Underwriters the following in respect of the Issue Price and number of New Shares to be offered pursuant to the Rights Issue:

- The Issue Price will be 480 pence per New Share.

- Qualifying Shareholders (other than, subject to certain limited exceptions, those Qualifying Shareholders having a registered address in the United States or in any of the Excluded Territories) will be offered 8 New Shares for every 9 Existing Shares held (the "Ratio").

- The Issue Price represents a discount of approximately 27.8 per cent. to the closing middle market price of 665 pence per Existing Share on 14 July 2006, as derived from the London Stock Exchange Daily Official List.

- On the Record Date there were 362,653,909 Existing Shares in issue and, at the Issue Price and Ratio, a maximum of 322,359,030 New Shares will be issued pursuant to the Rights Issue. As such, assuming there are no further issues pursuant to the conversion of share options, the issued share capital following the Rights Issue is expected to be 685,012,939 Shares.

A Committee of the Board of Directors provisionally allotted the New Shares and authorised the posting of the Provisional Allotment Letters to Qualifying Non-CREST Shareholders and the crediting of the stock accounts of Qualifying CREST Shareholders (in each case, other than (subject to certain limited exceptions) those Qualifying Shareholders having a registered address in the United States or in any of the Excluded Territories).

Provisional Allotment Letters in respect of entitlements to New Shares pursuant to the Rights Issue will be despatched before 8.00 am on 18 July 2006 to Qualifying Non-CREST Shareholders. It is expected that Nil Paid Rights will be credited to the stock accounts of Qualifying CREST Shareholders and enabled in CREST by the same time and date.

It is expected that admission of the New Shares to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that dealings will commence, nil paid, in the New Shares at 8.00am on 18 July 2006. It is also expected that Existing Shares will be marked "ex" at that time by the London Stock Exchange.

The latest time and date for splitting Provisional Allotment Letters, nil or fully paid, is 3.00 pm on 4 August 2006. The latest time and date for acceptance, payment in full and registration of renunciation of the Provisional Allotment Letters is 11.00 am on 8 August.

The results of the Rights Issue are expected to be announced by 8.00 am on 9 August 2006.

The times and dates set out above, all of which were contained in the Prospectus and will be set out in the Provisional Allotment Letters, may be adjusted by the Company with the consent of the Underwriters, in which event the new times and dates will be announced via a Regulatory Information Service, and will be notified to the UK Listing Authority (or the FSA as appropriate) and to the London Stock Exchange.

Appointment of Directors

Following the passing of Resolution 6, and further to the announcement released on 7 June 2006, the Company is pleased to announce the appointment of Ian Maidens and Brendan Meehan to the Board of Directors of the Company as executive directors with immediate effect.

There are no matters to be disclosed pursuant to paragraphs 9.6.13 (1) to (6) of the Listing Rules of the UK

Listing Authority in respect of Ian Maidens and Brendan Meehan, details of whose service contracts were included in the Prospectus.

References to time in this announcement are to GMT.

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise.

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515

Citigroup +44 (0)20 7986 4000
Chris Jillings
Andrew Thompson

Goldman Sachs +44 (0)20 7774 1000
John Rafter
Paul Miller

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

This announcement is not an offer to sell or a solicitation of any offer to buy Nil Paid Rights, Fully Paid Rights or New Shares in Resolution PLC (the 'Securities') in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Resolution PLC is being made in the United States.

THIS DOCUMENT IS NOT A PROSPECTUS. IT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OF SECURITIES, OR CONSTITUTE A SOLICITATION OF ANY OFFER OF SECURITIES. YOU SHOULD NOT PURCHASE OR SUBSCRIBE FOR SECURITIES REFERRED TO IN THIS DOCUMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS PUBLISHED ON 23 JUNE 2006, AND ANY SUPPLEMENT OR AMENDMENT THERETO.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

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Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR Shareholding
Released	15:47 21-Jul-06
Number	5817G

Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

21 July 2006

Resolution plc

Director's Dealing and Shareholding

In accordance with the Directors' intentions stated in the Prospectus dated 23 June 2006, the Company was duly notified yesterday by David Allvey, a director of the Company, that he has taken up his rights to subscribe in full for the New Shares under the Rights Issue.

Immediately following the Rights Issue, the interest of David Allvey will be as follows:

Name	New Shares subscribed for in Rights Issue at 480 pence	Nil Paid Rights sold during Rights Issue	Resulting total holding (number of shares)	Resulting total holding (%)
David Allvey	533	-	1133	0.0002%

In accordance with section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2R, the Company was duly notified yesterday by David Allvey that on completion of the Rights Issue he will be interested in ordinary shares of five pence each in the Company as stated in the table above.

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515
Philip Griffin-Smith +44 (0)15 6420 2216

This announcement is not an offer to sell or a solicitation of any offer to buy Nil Paid Rights, Fully Paid Rights or New Shares in Resolution PLC (the 'Securities') in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Resolution PLC is being made in the United States.

THIS DOCUMENT IS NOT A PROSPECTUS. IT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OF SECURITIES, OR CONSTITUTE A SOLICITATION OF ANY OFFER OF SECURITIES. YOU SHOULD NOT PURCHASE OR SUBSCRIBE FOR SECURITIES REFERRED TO IN THIS DOCUMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS PUBLISHED ON 23 JUNE 2006, AND ANY SUPPLEMENT OR AMENDMENT THERETO.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

END

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Company	Office of Fair Trading
TIDM	OFT
Headline	Merger Update
Released	12:00 24-Jul-06
Number	6132G

Merger Clearance:

The OFT has decided, on the information currently available to it, **not to refer** the following merger to the Competition Commission under the provisions of the Enterprise Act 2002:

Anticipated acquisition by Resolution plc of the Abbey National Life business

The text of this decision will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette as soon as is reasonably practicable.

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Company	Resolution PLC
TIDM	RSL
Headline	Statement re Merger
Released	10:22 26-Jul-06
Number	7444G

Resolution

26th July 2006

Merger of Seven Life Companies

Resolution plc is today announcing proposals to merge the business of seven of its eight existing life companies. This is consistent with the statement in the full-year results announcement that management see further restructuring opportunities from the existing in-force book in 2006.

The merger will be implemented by a Court approved transfer of the business of Alba Life Limited, Britannic Assurance plc, Britannic Retirement Solutions Limited, Britannic Unit Linked Assurance Limited, Century Life plc and Phoenix Life & Pensions Limited to Phoenix Life Limited ("PLL"). PLL was itself formed in 2005 through the merger of the business of Royal & Sun Alliance Linked Insurances Limited, Phoenix Assurance Limited, Bradford Insurance Company Limited and Swiss Life (UK) plc.

The initial Court hearing in respect of the business transfer took place yesterday and the required communication to relevant policyholders, including advertisements in national newspapers, will commence tomorrow. Full details of the business transfer, including a copy of the report prepared by an Independent Expert, will be available on the Phoenix Life Group website (www.phoenixlifegroup.co.uk) from tomorrow.

The final Court hearing is scheduled to take place on 6 December 2006 with the merger anticipated to be completed on 31 December 2006. The financial impact of the merger is expected to be reflected in Resolution's 2006 full year results, to be reported in April 2007.

For further information, please contact:

Resolution plc
Steve Riley, Investor Relations Director — Tel: 020 7489 4863

Temple Bar Advisory Limited
Alex Child-Villiers, Media Relations — Tel: 07795 425580

Notes to Editors

Resolution plc is the largest specialist manager of in-force UK life funds. On 7th June 2006 it announced the acquisition of Abbey National's life businesses for £3.6bn and a £1.54 billion rights issue. This acquisition is expected to complete in the second half of August.

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:51 27-Jul-06
Number	8610G


Resolution

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Resolution plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:
BNY Norwich Union Nominees Ltd – 2,680,582*
Chase GA Group Nominees Ltd – 5,936,624*
Chase Nominees Ltd – 376,240*
CUIM Nominee Ltd – 2,265,206*

* denotes beneficial interest

5. Number of shares / amount of stock acquired

630,744

6. Percentage of issued class

0.17%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5 pence

10. Date of transaction

26 July 2006

11. Date company informed

27 July 2006

12. Total holding following this notification

11,258,652*

*beneficial interest only

13. Total percentage holding of issued class following this notification

3.10%

14. Any additional information

15. Name of contact and telephone number for queries

P Griffin-Smith 01564 202216

16. Name and signature of authorised company official responsible for making this notification

P Griffin-Smith, Company Secretary

Date of notification

27 July 2006

END

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Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR Shareholding
Released	10:32 28-Jul-06
Number	8873G


Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

28 July 2006

Resolution plc

Director / PDMR Dealings

In accordance with the Directors' intentions stated in the Prospectus dated 23 June 2006, the Directors named below have sold sufficient of their Nil Paid Rights to meet the costs of taking up the balance of their entitlements to New Shares.

Directors

Name	Nil Paid Rights sold	Price at which Nil Paid Rights were sold	Date of disposal	Place of disposal
Mike Biggs	958,279	95.64 pence	27 July 2006	London
Ian Maidens	958,279	95.64 pence	27 July 2006	London
Brendan Meehan	958,279	95.64 pence	27 July 2006	London
David Woods	7,414	95.64 pence	27 July 2006	London

In accordance with section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2R, the Company was duly notified yesterday by each of the Directors above of the sale of the Nil Paid Rights which he was interested in as stated in the table above.

PDMR

Name	Nil Paid Rights sold	Price at which Nil Paid Rights were sold	Date of disposal	Place of disposal

Philip Griffin-Smith	6,318	96.75 pence	27 July 2006	London

In accordance with Disclosure Rule 3.1.2R, the Company was duly notified yesterday by the PDMR above of the sale of the Nil Paid Rights which he was interested in as stated in the table above.

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515
Philip Griffin-Smith +44 (0)15 6420 2216

This announcement is not an offer to sell or a solicitation of any offer to buy Nil Paid Rights, Fully Paid Rights or New Shares in Resolution PLC (the 'Securities') in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Resolution PLC is being made in the United States.

THIS DOCUMENT IS NOT A PROSPECTUS. IT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OF SECURITIES, OR CONSTITUTE A SOLICITATION OF ANY OFFER OF SECURITIES. YOU SHOULD NOT PURCHASE OR SUBSCRIBE FOR SECURITIES REFERRED TO IN THIS DOCUMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS PUBLISHED ON 23 JUNE 2006, AND ANY SUPPLEMENT OR AMENDMENT THERETO.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	15:27 02-Aug-06
Number	1521H


Resolution

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Resolution plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

13,505,488

8. Percentage of issued class

3.72%

9. Class of security

Ordinary Shares of 5p

10. Date of transaction

2 August 2006

11. Date company informed

2 August 2006

12. Total holding following this notification

1,083,223

13. Total percentage holding of issued class following this notification

0.30%

14. Any additional information

Standard Life Investments no longer have a notifiable interest in Resolution plc

15. Name of contact and telephone number for queries

Alison Ricketts
01564 202670

16. Name and signature of authorised company official responsible for making this notification

Andrew Nash
Deputy Company Secretary

Date of notification

2 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Resolution plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	3,523,036*
Chase GA Group Nominees Ltd	7,993,168*
Chase Nominees Ltd	405,092*
CUIM Nominee Ltd	3,088,092*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

3,150,110

6. Percentage of issued class

0.87%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 5p

10. Date of transaction

1 August 2006

11. Date company informed

2 August 2006

12. Total holding following this notification

15,009,388*

*beneficial interest only

13. Total percentage holding of issued class following this notification

4.14%

14. Any additional information

-

15. Name of contact and telephone number for queries

Alison Ricketts
01564 202670

16. Name and signature of authorised company official responsible for making this notification

Andrew Nash
Deputy Company Secretary

Date of notification

2 August 2006

END

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	08:55 04-Aug-06
Number	2501H

Resolution

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Resolution plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York – 14,351
Barclays Capital Nominees Ltd – 5,031,862
Barclays Capital Nominees Ltd – 117,783
Barclays Global Investors Canada – 14,556
Barclays Trust Co DMC69 – 5,500
Barclays Trust Co R69 – 7,590
Boiss Nominees Ltd a/c 4224361 – 334,608
Chase Nominees Ltd a/c 16376 – 175,525
Chase Nominees Ltd a/c 28270 – 124,955
Clydesdale Nominees HGB0125 a/c 32349601 – 2,130
Clydesdale Nominees HGB0125 a/c 32449201 – 5,657
Clydesdale Nominees HGB0125 a/c 59396501 - 743
Clydesdale Nominees HGB0125 a/c 59419801 - 364
Clydesdale Nominees HGB0125 a/c 59441401 – 4,406
Clydesdale Nominees HGB0125 a/c 59571201 - 564
Clydesdale Nominees HGB0125 a/c 59710301 - 539
Clydesdale Nominees HGB0125 a/c 59732401 – 1,800
Clydesdale Nominees HGB0125 a/c 59737501 – 1,743
Clydesdale Nominees HGB0125 a/c 59738301 – 2,286
Clydesdale Nominees HGB0125 a/c 59744801 – 1,113
Clydesdale Nominees HGB0125 a/c 64544201 – 1,616
Clydesdale Nominees HGB0125 a/c 65136101 - 607
Clydesdale Nominees HGB0125 a/c 66860401 - 489
Clydesdale Nominees HGB0125 a/c 67940101 – 8,400

Clydesdale Nominees HGB0125 a/c 69108801 - 909
Clydesdale Nominees HGB0125 a/c 69238601 – 2,093
Clydesdale Nominees HGB0125 a/c 69340401 - 857
Clydesdale Nominees HGB0125 a/c 69732901 – 5,669
Clydesdale Nominees HGB0125 a/c 69738801 - 453
Clydesdale Nominees HGB0125 a/c 69829501 - 974
Clydesdale Nominees HGB0125 a/c 70295001 - 618
Clydesdale Nominees HGB0125 a/c 70314001 - 569
Clydesdale Nominees HGB0125 a/c 70331001 - 724
Clydesdale Nominees HGB0125 a/c 70335301 – 1,156
Clydesdale Nominees HGB0125 a/c 70339601 - 785
Clydesdale Nominees HGB0125 a/c 70387601 - 559
Clydesdale Nominees HGB0125 a/c 70388401 - 823
Clydesdale Nominees HGB0125 a/c 70391401 - 484
Clydesdale Nominees HGB0125 a/c 80750701 – 3;607
Clydesdale Nominees HGB0125 a/c 80766301 - 736
Clydesdale Nominees HGB0125 a/c 83011801 - 893
Clydesdale Nominees HGB0125 a/c 86680501 - 834
Clydesdale Nominees HGB0125 a/c 88608301 - 667
Clydesdale Nominees HGB0125 a/c 88736501 - 803
Clydesdale Nominees HGB0125 a/c 300000001 746
Clydesdale Nominees HGB0125 a/c 310007101 – 1,517
Clydesdale Nominees HGB0125 a/c 310042001 - 933
Clydesdale Nominees HGB0125 a/c 310092601 – 2,173
Clydesdale Nominees HGB0125 a/c 310128001 – 1,025
Clydesdale Nominees HGB0125 a/c 310186801 - 652
Clydesdale Nominees HGB0125 a/c 310205801 - 536
Clydesdale Nominees HGB0125 a/c 310231701 - 609
Clydesdale Nominees HGB0125 a/c 310246501 – 8,190
Clydesdale Nominees HGB0125 a/c 310254601 – 1,278
Clydesdale Nominees HGB0125 a/c 310255401 – 7,124
Clydesdale Nominees HGB0125 a/c 310266001 - 431
Clydesdale Nominees HGB0125 a/c 310311901 - 792
Clydesdale Nominees HGB0125 a/c 310589801 - 373
Clydesdale Nominees HGB0125 a/c 310590101 - 397
Clydesdale Nominees HGB0125 a/c 310594401 - 705
Clydesdale Nominees HGB0125 a/c 700009301 - 796
Clydesdale Nominees HGB0125 a/c 700066201 - 697
Clydesdale Nominees HGB0125 a/c 700083201 - 518
Clydesdale Nominees HGB0125 a/c 700106501 – 695
Clydesdale Nominees HGB0225 a/c 59579802 – 1,213
Clydesdale Nominees HGB0225 a/c 70160102 – 1,391
Clydesdale Nominees HGB0225 a/c 70383302 – 3,254
Clydesdale Nominees HGB0225 a/c 87093402 – 1,481
Clydesdale Nominees HGB0325 a/c 70309403 - 644
Greig Middleton Nominees Ltd (GM1) – 1,000
Investors Bank and Trust Co – 60,900
Investors Bank and Trust Co – 11,382
Investors Bank and Trust Co – 1,024,676
Investors Bank and Trust Co – 1,803
Investors Bank and Trust Co – 5,582
Investors Bank and Trust Co – 3,395
Investors Bank and Trust Co – 15,914
Investors Bank and Trust Co- 21,643

Investors Bank and Trust Co – 35,926
Investors Bank and Trust Co – 202,981
JP Morgan (BGI Custody) a/c 16331 – 83,051
JP Morgan (BGI Custody) a/c 16341 - 191,217
JP Morgan (BGI Custody) a/c 16400 – 2,907,756
JP Morgan (BGI Custody) a/c 18409 – 280,264
JPMorgan Chase Bank – 5,954
JPMorgan Chase Bank – 12,019
JPMorgan Chase Bank – 17,749
JPMorgan Chase Bank – 2,009
JPMorgan Chase Bank – 29,017
JPMorgan Chase Bank – 1,771
JPMorgan Chase Bank – 26,997
JPMorgan Chase Bank – 9,793
JPMorgan Chase Bank – 5,800
JPMorgan Chase Bank – 20,798
JPMorgan Chase Bank – 1,723
JPMorgan Chase Bank – 20,227
JPMorgan Chase Bank – 6,988
JPMorgan Chase Bank – 109,141
Mellon Trust – US Custodian – 7,831
Mitsu Asset – 6,095
R C Greig Nominees Ltd – 217,047
R C Greig Nominees Ltd a/c AK1 – 242,872
R C Greig Nominees Ltd a/c BL1 – 9,705
R C Greig Nominees Ltd a/c CM1 – 1,905
R C Greig Nominees Ltd a/c GP1 – 5,823
R C Greig Nominees Ltd a/c SA1 – 8,165
State Street Boston – 101,498
Trust & Custody Services Bank – 3,744

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 5p

10. Date of transaction

Unknown

11. Date company informed

3 August 2006

12. Total holding following this notification

11,645,059

13. Total percentage holding of issued class following this notification

3.21%

14. Any additional information

A recent movement on this shareholding has taken it above 3.00% and therefore a notifiable interest.

15. Name of contact and telephone number for queries

Alison Ricketts
01564 202670

16. Name and signature of authorised company official responsible for making this notification

Andrew Nash
Deputy Company Secretary

Date of notification

4 August 2006

END

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Resolution plc – Rule 12g3-2(b) Exemption Request

APPENDIX A5: OTHER PUBLIC DISCLOSURES

Volume 2

Regulatory Announcement


RECEIVED

Go to market news section

Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR Shareholding
Released	12:04 08-Aug-06
Number	3890H

Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

8 August 2006

Resolution plc

Director's Dealing and Shareholding

In accordance with the Directors' intentions stated in the Prospectus dated 23 June 2006, the Company was duly notified yesterday by Sir David Cooksey, a director of the Company, that he has taken up his rights to subscribe in full for the New Shares under the Rights Issue.

Immediately following the Rights Issue, the interest of Sir David Cooksey will be as follows:

Name	New Shares subscribed for in Rights Issue at 480 pence	Nil Paid Rights sold during Rights Issue	Resulting total holding (number of shares)	Resulting total holding (%)
Sir David Cooksey	174,848	-	371,553	0.05

In accordance with section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2R, the Company was duly notified yesterday by Sir David Cooksey that on completion of the Rights Issue he will be interested in ordinary shares of five pence each in the Company as stated in the table above.

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515
Philip Griffin-Smith +44 (0)15 6420 2216

This announcement is not an offer to sell or a solicitation of any offer to buy Nil Paid Rights, Fully Paid Rights or New Shares in Resolution PLC (the 'Securities') in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Resolution PLC is being made in the United States.

THIS DOCUMENT IS NOT A PROSPECTUS. IT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OF SECURITIES, OR CONSTITUTE A SOLICITATION OF ANY OFFER OF SECURITIES. YOU SHOULD NOT PURCHASE OR SUBSCRIBE FOR SECURITIES REFERRED TO IN THIS DOCUMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS PUBLISHED ON 23 JUNE 2006, AND ANY SUPPLEMENT OR AMENDMENT THERETO.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

END

END

Regulatory Announcement

Company	Resolution PLC
TIDM	RSL
Headline	Results of Rights Issue
Released	07:00 09-Aug-06
Number	4245H


Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

9 August 2006

Resolution plc

Results of Rights Issue

Resolution today announces that by 11.00 a.m. on 8 August 2006, the latest time and date for acceptance and payment in full for New Shares under the terms of the Rights Issue announced on 7 June 2006 in connection with the Acquisition of Abbey's Life Businesses, valid acceptances were received in respect of 307,064,769 New Shares, representing approximately 95.26 per cent. of the New Shares offered by way of rights at 480 pence per share.

In accordance with the Underwriting Agreement, Citigroup and Goldman Sachs will therefore be seeking subscribers for the remaining 15,294,261 New Shares.

Completion of the Acquisition of Abbey's Life Businesses is expected to occur around the end of August.

Paul Thompson, Group Chief Executive commented:

"We are pleased with the support received for the Rights Issue and believe the Acquisition will realise strong financial benefits for Resolution's shareholders."

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515

Citigroup +44 (0)20 7986 4000
Chris Jillings
Andrew Thompson

Goldman Sachs +44 (0)20 7774 1000
John Rafter
Paul Miller

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

This announcement is not an offer to sell or a solicitation of any offer to buy Nil Paid Rights, Fully Paid Rights or New Shares in Resolution PLC (the 'Securities') in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Resolution PLC is being made in the United States.

THIS DOCUMENT IS NOT A PROSPECTUS. IT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OF SECURITIES, OR CONSTITUTE A SOLICITATION OF ANY OFFER OF SECURITIES. YOU SHOULD NOT PURCHASE OR SUBSCRIBE FOR SECURITIES REFERRED TO IN THIS DOCUMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS PUBLISHED ON 23 JUNE 2006, AND ANY SUPPLEMENT OR AMENDMENT THERETO.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

END

END

Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR shareholdings
Released	07:01 09-Aug-06
Number	4250H

Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

9 August 2006

Resolution plc

Director / PDMR Dealings and Shareholdings

In accordance with the Directors' intentions stated in the Prospectus dated 23 June 2006, each Director, to the extent that they were able, took up their rights to subscribe in full for New Shares under the Rights Issue or sold sufficient of their Nil Paid Rights during the nil paid dealing period to meet the costs of taking up the balance of their entitlements to New Shares.

Following the Rights Issue, the interests of the Directors and PDMRs are as follows:

Directors

Name	New Shares subscribed for in Rights Issue at 480 pence	Nil Paid Rights sold during Rights Issue	Resulting total holding (number of shares)	Resulting total holding (%)
Clive Cowdery	9,669,897	-	20,548,532	3
Mike Biggs	190,314	958,279	1,482,482	0.2
Ian Maidens	190,314	958,279	1,482,482	0.2
Brendan Meehan	190,314	958,279	1,482,482	0.2
Sir David Cooksey	174,848	-	371,553	0.05
Sir Brian Williamson	17,777	-	37,777	<0.01
Malcolm Williamson	17,777	-	37,777	<0.01
David Woods	1,474	7,414	11,474	<0.01
Paul Spencer	2,222	-	4,722	<0.001
David Allvey	533	-	1,133	<0.001

In accordance with section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2R, the Company was duly notified by each of the Directors above that on completion of the Rights Issue he was interested in ordinary shares of five pence each in the Company as stated in the table above.

PDMR

Name	New Shares subscribed for in Rights Issue at 480 pence	Nil Paid Rights sold during Rights Issue	Resulting total holding (number of shares)	Resulting total holding (%)
Philip Griffin-Smith	1,266	6,318	9,798	<0.01

In accordance with Disclosure Rule 3.1.2R, the Company was duly notified by the PDMR above that on completion of the Rights Issue he was interested in ordinary shares of five pence each in the Company as stated in the table above.

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515

Citigroup +44 (0)20 7986 4000
Chris Jillings
Andrew Thompson

Goldman Sachs +44 (0)20 7774 1000
John Rafter
Paul Miller

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

This announcement is not an offer to sell or a solicitation of any offer to buy Nil Paid Rights, Fully Paid Rights or New Shares in Resolution PLC (the 'Securities') in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Resolution PLC is being made in the United States.

THIS DOCUMENT IS NOT A PROSPECTUS. IT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OF SECURITIES, OR CONSTITUTE A SOLICITATION OF ANY OFFER OF SECURITIES. YOU SHOULD NOT PURCHASE OR SUBSCRIBE FOR SECURITIES REFERRED TO IN THIS DOCUMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS PUBLISHED ON 23 JUNE 2006, AND ANY SUPPLEMENT OR AMENDMENT THERETO.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Rights issue - rump placement
Released	10:02 09-Aug-06
Number	4394H


Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

9 August 2006

Resolution plc

Rights Issue – Successful Placement of Rump

Following the announcement earlier today regarding valid acceptances under the Rights Issue, Resolution announces that Citigroup and Goldman Sachs have procured subscribers for the 15,294,261 New Shares for which valid acceptances were not received, at a price of 563p pence per share.

The net proceeds, after the deduction of the Issue Price of 480 pence per share and the expenses of procuring subscribers (including any related value added tax), will be paid pro rata to those persons whose rights have lapsed in accordance with the terms of the Rights Issue, save that amounts of less than £5.00 per holding will not be so paid but will be aggregated and retained for the benefit of Resolution.

Accordingly, sub-underwriters will not be required to subscribe for any New Shares.

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515

Citigroup +44 (0)20 7986 4000
Chris Jillings
Andrew Thompson

Goldman Sachs +44 (0)20 7774 1000
John Rafter
Paul Miller

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

This announcement is not an offer to sell or a solicitation of any offer to buy Nil Paid Rights, Fully Paid Rights or New Shares in Resolution PLC (the 'Securities') in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Resolution PLC is being made in the United States.

THIS DOCUMENT IS NOT A PROSPECTUS. IT DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OF SECURITIES, OR CONSTITUTE A SOLICITATION OF ANY OFFER OF SECURITIES. YOU SHOULD NOT PURCHASE OR SUBSCRIBE FOR SECURITIES REFERRED TO IN THIS DOCUMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS PUBLISHED ON 23 JUNE 2006, AND ANY SUPPLEMENT OR AMENDMENT THERETO.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

END

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:19 10-Aug-06
Number	5301H

Resolution

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Resolution plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	5,321,596*
Chase GA Group Nominees Ltd	11,309,330 *
Chase Nominees Ltd	482,466*
CUIM Nominee Ltd	4,472,972*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

916,666

6. Percentage of issued class

0.13%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 5p

10. Date of transaction

9 August 2006

11. Date company informed

10 August 2006

12. Total holding following this notification

21,586,364*

*beneficial interest only

13. Total percentage holding of issued class following this notification

3.15%

14. Any additional information

-

15. Name of contact and telephone number for queries

Alison Ricketts
01564 202670

16. Name and signature of authorised company official responsible for making this notification

Philip Griffin-Smith
Company Secretary

Date of notification

10 August 2006

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	15:39 11-Aug-06
Number	5817H

Resolution

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

- Lehman Brothers International (Europe) have today advised the Company of a notifiable interest as at 9 August 2006 of 30,395,676 ordinary 5p shares representing 4.43% of the issued share capital of the Company.

Philip Griffin-Smith

Group Company Secretary

01564 202216

END

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Company	Resolution PLC
TIDM	RSL
Headline	FSA approval
Released	15:34 16-Aug-06
Number	7515H


Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

16 August 2006

Resolution plc ("Resolution") has today received formal notification that on 10 August 2006 the Financial Services Authority decided to approve Resolution's change of control application in respect of the UK life companies owned by Abbey National plc ("Abbey").

All regulatory pre-approval requirements in relation to the acquisition of Abbey's UK and offshore life insurance businesses have now been met and it is expected that completion of the transaction will take place in early September.

Enquiries:

Resolution
Ian Maidens +44 (0)20 7489 4863

Citigroup +44 (0)20 7986 4000
Chris Jillings
Andrew Thompson

Goldman Sachs +44 (0)20 7774 1000
John Rafter
Paul Miller

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Resolution plc (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	15:22 21-Aug-06
Number	9141H

Resolution

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

- Lehman Brothers International (Europe) on 18 August 2006 advised the Company of a reduction in its notifiable interest as at 16 August 2006 to 27,379,295 ordinary 5p shares representing 3.99% of the issued share capital of the Company.

Philip Griffin-Smith

Group Company Secretary

01564 202216

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	15:52 22-Aug-06
Number	9706H

Resolution

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

- Lehman Brothers International (Europe) on 21 August 2006 advised the Company of an increase in its notifiable interest as at 17 August 2006 to 27,992,459 ordinary 5p shares representing 4.09% of the issued share capital of the Company.

Philip Griffin-Smith

Group Company Secretary

01564 202216

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	15:31 25-Aug-06
Number	14041

Resolution

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

- Lehman Brothers International (Europe) on 24 August 2006 advised the Company of a reduction in its notifiable interest as at 22 August 2006 to 26,829,881 ordinary 5p shares representing 3.92% of the issued share capital of the Company.

Philip Griffin-Smith

Group Company Secretary

01564 202216

END

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Regulatory Announcement

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Company	Official List
TIDM	OLS
Headline	Cancellation - Resolution
Released	08:00 01-Sep-06
Number	3195I

NOTICE OF CANCELLATION OF LISTING FROM THE OFFICIAL LIST

1/09/2006 8:00 AM

CANCELLATION

Resolution PLC

The Financial Services Authority ("the FSA") cancels the securities set out below from the Official List effective from 1/09/2006 8:00am at the request of the company:

Ordinary Shares of 5p each fully paid	(GB0004342563)
6.5864% Floating Rate Perpetual Reset Capital Securities fully paid (Represented by securities to bearer of GBP50,000 each and integral multiples of GBP1,000 thereafter)	(XS0235245205)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

Notes
- Notices issued by the FSA in respect of cancellation of securities from the Official List must be read in conjunction with notices issued by the London Stock Exchange in respect of cancellation of securities from trading on its markets.
- SEDOL numbers which are allocated by the London Stock Exchange as a Stock Exchange identifier may be found on their cancellation notice.

END

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Regulatory Announcement

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Company	Resolution PLC
TIDM	RSL
Headline	Completion of acquisition
Released	11:54 01-Sep-06
Number	3626I

Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

1 September 2006

Completion of acquisition

Resolution plc ("Resolution") today announces the completion of its acquisition of Abbey's Life Businesses.

Paul Thompson, Group Chief Executive, commented:

"We are pleased to have completed the acquisition of Abbey's Life Businesses and are confident of delivering an internal rate of return from this transaction of at least 16%, post leverage, to shareholders. Our 100 day integration plan commences today, following a period of intensive preparation."

Resolution's interim results will be announced on 20 September 2006.

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise.

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4884

Citigroup +44 (0)20 7986 4000
Chris Jillings
Andrew Thompson

Goldman Sachs +44 (0)20 7774 1000
John Rafter
Josh Critchley

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Resolution plc (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

END

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Company	Abbey National PLC
TIDM	ANLA
Headline	Disposal
Released	12:00 01-Sep-06
Number	3640I

Friday 1st September 2006

Abbey completes the sale of its life businesses to Resolution plc

Abbey National plc ("Abbey") today confirms that it has completed the sale of its life businesses to Resolution plc.

Resolution has acquired Scottish Provident Limited, Scottish Mutual Assurance plc, Scottish Provident International Life Assurance Limited, Scottish Mutual International plc and Abbey National Life plc.

Abbey retains all of its branch-based investment and asset management business, James Hay, its market-leading self-invested personal pension company, and its Wrap business.

António Horta-Osório, Chief Executive of Abbey, said: "This is an excellent transaction for Abbey. It has provided us with a clean exit from ownership of the life businesses and we are now focusing on delivering our ambitious plans to grow significantly our share of the UK investment and pensions market, through both the retail and intermediary channels."

- Ends -

Contacts

Abbey:

Matthew Young	(Communications Director)	020 7756 4232
Stephanie Thatcher	(Media Relations)	020 7756 4212
Peter Sutton / Bruce Rush	(Investor Relations)	020 7756 4265 / 4275

Lehman Brothers

Stephen Fox	020 7102 1000
Matt Cannon	020 7102 1000

Abbey and Santander

Abbey is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Santander is the largest bank in the Euro Zone by market capitalisation and one of the largest worldwide. Founded in 1857, Santander has €818,100 million in assets and €976,500 million in managed

funds, 67 million customers, 10,300 offices and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including the United Kingdom (through Abbey) and Portugal, where it is the third largest banking group. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. As of the first half of 2006, Santander recorded €3,216 million in net attributable profits, 26% more than in the same period of the previous year.

Disclaimer:

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management's current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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Company	Banco Santander Central Hispano SA
TIDM	BNC
Headline	Completion of Disposal
Released	12:32 01-Sep-06
Number	3670I

RNS Number:3670I
Banco Santander Central Hispano SA
01 September 2006

Press release

Friday 1st September 2006

Abbey completes the sale of its life businesses to Resolution plc

Abbey National plc ("Abbey") today confirms that it has completed the sale of its life businesses to Resolution plc.

Resolution has acquired Scottish Provident Limited, Scottish Mutual Assurance plc, Scottish Provident International Life Assurance Limited, Scottish Mutual International plc and Abbey National Life plc.

Abbey retains all of its branch-based investment and asset management business, James Hay, its market-leading self-invested personal pension company, and its Wrap business.

Antonio Horta-Osorio, Chief Executive of Abbey, said: "This is an excellent transaction for Abbey. It has provided us with a clean exit from ownership of the life businesses and we are now focusing on delivering our ambitious plans to significantly grow our share of the UK investment and pensions market, through both the retail and intermediary channels."

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Resolution PLC
TIDM	RSL
Headline	Capital Reorganisation
Released	15:17 06-Sep-06
Number	5858I


Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

6 September 2006

Capital release and financing repayment

Resolution plc ("Resolution") announces the repayment of £1,300 million of the £1,680 million bridging finance taken out to acquire the UK and offshore life businesses of Abbey National plc ("Abbey"), following the release of excess capital from the acquired companies.

The capital released was surplus to that needed to satisfy both regulatory requirements and Resolution's capital management policy for the acquired companies (as set out in Resolution's prospectus dated 23 June 2006). The repayment of the bridging finance is higher by £150 million than was originally anticipated following notification from the FSA that the £200m of subordinated debt issued by Scottish Mutual Assurance Limited (formerly Scottish Mutual Assurance plc, "SMA") qualifies as Tier 2 capital resources within SMA, without the need for a waiver or rule modification to be obtained from the FSA. The amount of excess capital retained for working capital purposes has been increased by £50 million to £150 million.

The balance of the bridging finance is expected to be refinanced in the fourth quarter of 2006 by the issue of Tier 2 hybrid capital, subject to market conditions.

Enquiries:

Analysts & investors

Resolution
Steve Riley +44 (0)20 7489 4884

Media

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

Notes to editors:

- The acquisition of the UK and offshore life businesses of Abbey was completed on 1 September 2006.
- Resolution is the largest specialist manager of in-force UK life funds.
- Resolution has an estimated 7 million customers, and combined life company invested assets of over £63 billion.
- Resolution's interim results will be released on 20 September 2006.
- Resolution's website is www.resolutionplc.com

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Resolution plc (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	15:59 18-Sep-06
Number	1134J

Resolution

Resolution plc ("the Company")

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

Lehman Brothers International (Europe) on 15 September 2006 notified the Company that it no longer holds a notifiable interest in the shares of the Company in accordance with Section 198 of the Companies Act 1985.

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Regulatory Announcement

Company	Resolution PLC
TIDM	RSL
Headline	Interim Results - Part 1
Released	07:01 20-Sep-06
Number	2051J



RNS Number:2051J
Resolution PLC
20 September 2006

20 September 2006

Resolution plc

Unaudited results for the six months to 30 June 2006

- European embedded value (EEV) increased by 3.4% to £2,215 million at 30 June 2006 (31 December 2005 restated £2,141 million) for Resolution plc before the acquisition of Abbey's life businesses, equivalent to:-
    - £6.11 per share
    - £5.34 per share adjusted for the bonus element of the rights issue completed on 9 August 2006
- excludes any value from the acquisition of Abbey's life businesses
- annualised return on embedded value of 11.3% before payment of dividends
- IFRS operating profit (i), amounted to £163.6 million (6 months to 31 December 2005 pro forma £142.7m)
- EEV operating profit amounted to £115.9 million (ii) (6 months to 31 December 2005 pro forma £85.8m)
- Strong performance in asset management with IFRS profits up 150% to £14.5 million (6 months to 31 December 2005 £5.8 million) and retail sales up 125% at £360 million on the second half of 2005
- Interim dividend increased by 15% to 6.64p per share

Paul Thompson, Group Chief Executive of Resolution plc commented:

"Our life company, asset management and service company profits all moved ahead in the first half, underpinning an increase in dividend growth to 15% per annum.

"We are well advanced in our delivery of the £38 million per annum of cost and asset management synergies targeted from the merger of Britannic and Resolution last year. We remain confident of delivering an internal rate of return for shareholders of at least 16%, post leverage, from the recent acquisition of Abbey's life businesses.

"Over time we believe the UK life sector will go through further restructuring and consolidation. Resolution has the size, track record and profitability to play an active part in this consolidation."

(i) Before amortisation of acquired in-force business, change in provision for burn through costs, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax

(ii) Before non-recurring items, economic experience variances, economic assumption changes, financing costs and tax

Newswires: There will be a conference call today for newswires at 7.45 a.m. (UK time) hosted by Clive Cowdery, Chairman, Paul Thompson, Group Chief Executive, and Mike Biggs, Group Finance Director. The dial in number is: 0845 140 0165 (within UK) +44 (0)1452 568 061 (outside UK), conference ID 6935876.

Analysts: There will be a presentation today at 9.30 a.m. (UK time) at The London Stock Exchange, 10 Paternoster Square, London EC4. Slides will be available from 9.00 a.m. (UK time) at www.resolutionplc.com ahead of a live webcast of the presentation.

Photographs: High resolution photographs are available to download from the Media Centre at www.resolutionplc.com

Enquiries:

Paul Thompson: Group Chief Executive +44 (0)20 7489 4875

Steve Riley: Investor Relations Director +44 (0)20 7489 4884

Media:

Alex Child-Villiers: Temple Bar Advisory +44 (0)7795 425 580

Disclaimer

This statement may contain certain "forward-looking statements" with respect to certain of Resolution's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Resolution's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Resolution affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result Resolution's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Resolution's forward-looking statements. Resolution undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

GROUP CHIEF EXECUTIVE'S SUMMARY

Resolution's embedded value and its asset management and service company profits are all benefiting from the delivery of synergies from the Britannic/Resolution merger last year. We have successfully piloted our customer strategy and raised dividend growth to 15%.

Dividend

The Board reviewed the dividend policy following completion of the acquisition of the UK and offshore life companies from Abbey. It took into account the dividend enhancing prospects from that transaction and strong underlying progress of Resolution's existing business. The interim dividend is being raised 15% to 6.64 pence per share (2005 restated 5.77 pence per share), with this growth rate applying through to and including 2009. From 2010, absent further value creating activities such as restructuring or acquisitions, we have modelled inflation type dividend growth. Dividends will be paid out of embedded value earnings and not capital releases.

Merger integration (Britannic/Resolution Life Group)

We are confident of delivering the estimated merger cost synergies of £20 million per annum by the end of 2007 given the progress made to integrate these businesses. We are on track to achieve one third of the benefit this year with the remainder next year. We expect that the balance of merger synergies will be captured through reduced costs from improved processes, IT efficiencies, the closure of our Liverpool office and the integration of finance and other governance functions. Of the total £28 million merger costs to achieve these savings, £14 million in total has been incurred so far.

Life company restructuring

Resolution actively manages its existing life company assets to apply the benefits of scale and efficiency across its in-force book. This is an area where we are industry leaders. In the first half of 2006 the already announced restructuring of Alba Life into an equity holder entity increased the EEV profit by £50 million, after tax.

In the second half of 2006, we will complete the merger of seven out of the eight pre-Abbey Resolution life companies which hold some £26 billion of assets. Implementation of the funds merger is expected to be completed by 31 December 2006. The new funds structure will create the platform for future reconstructions, incorporating the recently acquired life companies of Abbey National.

Group results

The embedded value at 30 June increased to £2,215 million, up 3.4% from £2,141 million at the end of 2005. This included goodwill of £145 million, principally from our asset management business, and was before allowing for the interim dividend.

IFRS operating profits in the first half amounted to £163.6 million (pro forma 6 months to 31 December 2005 £142.7 million).

EEV operating profits were £115.9 million (6 months to 31 December 2005 pro forma £85.8 million).

Life division

EEV operating profit for the life division for the 6 months to 30 June 2006 amounted to £102.3 million compared with £84.9 million in the second half of 2005, with this year's results benefiting from a number of operational variances including reduced mortgage endowment compensation costs.

Asset management

Resolution Asset Management (RAM) had an excellent first half. Total third party sales were up 86% on the second half of 2005 at £421 million with strong demand for property, bond and Far Eastern funds supplemented by excellent sales from Argonaut, the first of our three investment boutiques. RAM entered the top ten for funds "supermarkets" sales in the second quarter and new fund launches will be made in the second half of 2006. Retail sales for the period were £360 million, up 125% on the second half of 2005.

Profits rose 150% to £14.5 million, which are not capitalised in our EEV. This included £7 million of the expected £18 million per annum run-rate from the internalisation of £20 billion of Phoenix Life Group assets. The cost income ratio fell to 54% (full year 2005 71%) reflecting tight cost control and increased scale in the business.

Management services

Resolution Management Services, our service company, provides policy administration services to the life division through both in-house and outsourcing arrangements. It is responsible for merger integration and delivering cost synergies, with the profits not being capitalised in our EEV.

Operating profits on an IFRS basis increased to £5.6 million in the first 6 months of 2006 (pro forma 6 months to 31 December 2005 £2.0 million) as merger savings gained traction. Estimated cost savings of £20 million per annum are on track to be achieved by the end of 2007.

In 2007, we plan to offshore some of our policy administration. This will contribute towards the cost savings from the recent acquisition of Abbey's life businesses, whilst creating a more flexible cost base going forward.

Capital

Strong capital and cashflows underpin the financial strength of Resolution plc. In managing our balance sheet, we target financial metrics around an "A" category senior debt rating, indicating a target gearing ratio of around 25%, based on debt to gross EEV, with a ceiling of 35%. Movements in the gearing ratio will reflect both the capital flows that management can generate and also the financing of future acquisitions. At 30 June 2006, the ratio was 20.6%.

Customer strategy

Resolution has around 7 million policyholders following the acquisition of Abbey's life businesses. Our customer strategy aims to re-engage with our existing customers to offer improved communication on their policy benefits, access to independent advice, where an IFA does not already exist, and opportunities to buy simple retail products including life cover, savings plans, motor and home insurance. These projects have been piloted in the first half of the year and will be significantly scaled up through 2007. During the pilot phase, some 50,000 customers have used the enhanced service, representing about 5% of all customers contacting us. Customer surveys show that the new service is receiving high satisfaction ratings and to date, over 5,000 customers have sought advice and been referred to our partner AWD Money Extra; sales by our advice partner are increasing by 15% a month. In addition, principally through direct marketing, 1,400 customers have purchased a new product.

An important element of the customer strategy is to improve retention of policies by providing customers with enhanced information and guidance on their policy benefits. We estimate that over 3,000 policies have been retained so far this year through the pilot phase.

In total, additional profit/value from advice, direct sales and retained embedded value amounted to about £2.5 million on an annualised basis during the

pilot phase, which lasted 5 months.

The advice, direct marketing and retention strategies will be rolled-out across the wider group including the acquired Scottish Mutual and Scottish Provident policyholders. We will also launch protection, investment and banking products through the wider roll-out phase.

Progress on acquired Abbey businesses

The acquisition of the UK life and offshore life businesses of Abbey National plc was completed on 1 September 2006, at which time Resolution's 100 day integration plan was mobilised. Good progress has been made to appoint a senior management team, release excess capital from the companies and repay bridging finance of £1.3 billion related to the transaction. The embedded value for the acquired Abbey life companies has performed in line with our expectations in the six months to 30 June 2006.

Outlook

There will be strong operational delivery through the rest of 2006. We expect to complete a seven way funds merger, deliver on offshoring capability for policy administration, achieve further savings from the Britannic/Resolution merger and continue the strong growth in asset management sales and profits.

For the acquired life businesses of Abbey, by the end of 2006 we expect to have completed the 100 day integration plan, invested in the new business e-commerce platform and to have made preparations to extract significant synergies in 2007.

Over time we believe the UK life sector will go through further restructuring and consolidation. Resolution has the size, track record and profitability to play an active part in this consolidation.

Paul Thompson
Group Chief Executive

Notes to editors

- Resolution plc is the largest specialist manager of in-force UK life funds.

- It was formed on 6 September 2005 when the merger of Britannic Group plc and Resolution Life Group Limited (RLG) completed.

- Britannic's heritage dates back to 1866, but it was only in 2003 that it closed for new business to focus on acquiring closed life funds. Britannic acquired the life operations of Allianz Cornhill in December 2004 for £115m and the Century Group in March 2005 for £45m.

- Resolution Life Group Limited was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850m and Swiss Life UK for £205m in March 2005.

- Resolution completed the acquisition of the UK and offshore life insurance businesses of Abbey National plc on 1 September 2006.

- Resolution plc's HQ is in London, with significant life operations in Glasgow, Wythall (Birmingham) and Liverpool. As announced earlier in the year, Liverpool life operations are currently being transferred to Wythall. Asset management is also based in Glasgow.

- Resolution plc entered the FTSE 100 on 18 September 2006.

Financial calendar 2006

Interim results announcement	20 September
Ex-dividend date	27 September
Record date for interim dividend	29 September
Payment of interim dividend	20 October

Contents

Financial review

Introduction

The results of Resolution plc (the Group) have been prepared on an International Financial Reporting Standards (IFRS) basis and in accordance with European Embedded Value (EEV) methodology.

The IFRS results for the half year ended 30 June 2006 represent the first full period of results for both the Britannic Group (Britannic) and Resolution Life Group (RLG) following their merger in September 2005. The comparatives for the half year ended 30 June 2005 include only the results of Britannic while the full year results for 2005 include the results of Britannic and the post acquisition results of RLG. The pro forma combined results for Britannic and RLG for the half year to 31 December 2005 have also been presented, based on information published in the 2005 Interim and Annual Reports and Accounts. It is these pro forma results that are used as comparatives in this financial review, unless as otherwise indicated, as they are regarded as more meaningful in measuring the progress of the business in the half year ended 30 June 2006.

Resolution's EEV results for the half year ended 30 June 2006 are presented with comparatives for the six months to 31 December 2005, the first period for which such results were prepared.

Group results

For the half year ended 30 June 2006, the Group made an underlying IFRS operating profit1 of £163.6 million (pro forma half year ended 31 December 2005 £142.7 million) and profit after tax of £128.7 million (pro forma half year ended 31 December 2005 £101.8 million). The profit after tax includes pre tax merger costs of £12.4 million and a gain of £46.5 million on the transfer of Alba from the Group's with-profit funds to equity holders.

For the half year ended 30 June 2006, the Group made an underlying EEV operating profit2 of £115.9 million (half year ended 31 December 2005 £85.8 million) and a profit after tax of £118.2 million (half year 31 December 2005 £118.4 million). This was after pre tax merger costs of £12.4 million and a gain of £71.4 million on the transfer of Alba from the Group's with-profit funds to equity holders.

The Group results on an IFRS basis are set out below.

1 operating profit for IFRS is before amortisation of acquired in-force business, change in provision for burn through cost, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax

2 operating profit for EEV is before non-recurring items, economic experience variances, economic assumption changes, financing costs and tax

IFRS basis financial results (after policyholder tax)

	Half year to 30 June 2006	Pro forma half year to 31 December 2005 (ii)	Restated half year to 30 June 2005 (iv)	Year ended 31 December 2005
	£m	£m	£m	£m
Life division				
With-profit	28.5	20.5	6.8	22.5
Non-profit and unit-linked	88.0	87.5	19.5	107.0
Longer term return on equity holders' funds	26.5	31.8	17.0	44.4
Other income and charges	7.0	2.0	1.1	3.1
Life division profit after policyholder tax	150.0	141.8	44.4	177.0
Asset management	14.5	5.8	6.0	11.8
Amortisation of asset management intangible asset	(2.3)	-	-	-
Management services	5.6	2.0	1.6	3.6
Group income and charges	(4.2)	(6.9)	(3.9)	(12.0)
Operating profit before amortisation of acquired in-force business, burn through cost, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax	163.6	142.7	48.1	180.4
Amortisation of acquired in-force business (i)	(60.6)	(41.6)	(2.9)	(41.6)
Change in provision for				

burn through cost	(8.0)	-	-	-
Operating profit before non-recurring items, short term investment fluctuations, financing costs and equity holders' tax	95.0	101.1	45.2	138.8
Non-recurring items				
Gain on transfer of Alba	46.5	-	-	-
Profit related to acquisition of Century Life	-	2.4	2.4	2.4
Impairment of goodwill attributed to management services	-	(20.0)	-	(20.0)
Profit related to acquisition of Allianz Cornhill life operations	-	86.3	-	86.3
Release of deferred income liability (iii)	-	26.0	26.0	26.0
Merger costs	-	(22.8)	-	-
Post merger reorganisation costs	(12.4)	(2.0)	-	(2.0)
Unamortised debt issue costs	-	(5.3)	-	-
Fund merger costs	-	(3.8)	-	(3.8)
Fund merger benefits	-	20.9	-	20.9
Operating profit attributable to equity holders, based on a long term rate of investment return	129.1	182.8	73.6	248.6
Short term investment fluctuations	(1.6)	14.1	9.5	22.9
Operating profit				

attributable to equity holders	127.5	196.9	83.1	271.5
Financing costs	(2.3)	(15.2)	(3.5)	(11.7)
Profit before tax attributable to equity holders	125.2	181.7	79.6	259.8
Equity holders' tax	3.5	(79.9)	(18.4)	(98.0)
Profit for the period attributable to equity holders	128.7	101.8	61.2	161.8

(i) amortisation of acquired in-force business is for the period following the acquisition of RLG in the pro forma results for the half year to 31 December 2005

(ii) the pro forma combined results for the half year to 31 December 2005 have been prepared on the assumption that the combination of the Britannic Group and RLG took place on 1 July 2005 except for the amortisation of acquired in-force business as noted in footnote (i)

(iii) pro forma results for the half year to 31 December 2005 have not been restated to reflect the release of the deferred income liability or the finalisation of Century Life results which related to the six month period ended 30 June 2005

(iv) restated to include release of deferred income liability and the finalisation of Century Life results

Life division

- IFRS operating profit before non-recurring items and tax of £150.0 million (pro forma half year ended 31 December 2005 £141.8 million)
- Non-recurring gain on transfer of Alba £46.5 million

The results of the life division have benefited from favourable mortgage endowment compensation costs as well as the inclusion of Alba's profits. Following the transfer of Alba to equity holders' funds, effective from 1 January 2006, the profits generated by Alba are included in the Group equity holder results for the first time. In the six months to 30 June 2006, Alba equity holder operating profits totalled £12.5 million. The transfer gave rise to an estimated non-recurring gain of £46.5 million representing the excess over cost of the equity holders' interest in the provisional fair value of the net assets of Alba.

The result for with-profit business represents the equity holders' share of bonuses estimated to be declared in respect of the period and includes £6.7

million relating to Alba. The Alba with-profit result reflects the release of accounting provisions of £6.3 million and £0.4 million in respect of the equity holders' share of bonuses.

The non-profit and unit-linked result to 30 June 2006 is comparable to the pro forma result for the preceding half year. The inclusion of Alba contributed £3.6 million to profit. Mortgage endowment compensation costs for the half year fell by £7.0 million resulting from fewer new cases and lower average costs. There was also favourable mortality experience in the first half of 2006. However, there was an adverse impact from changes in gilt yields during the period and a small adverse impact from corporate bond yields.

The longer term return on equity holders' funds is lower by £5.3 million between periods reflecting the reduced equity holder capital following dividend payments and the funding of the Alba transfer.

Other income and charges primarily represents net interest received from loans to policyholder funds, investment income for the life division holding companies and commission income related to general insurance. For the half year to 30 June 2006 other income and charges were £7.0 million, an increase of £5.0 million over the result for the half year to 31 December 2005 due to lower expenses and higher investment returns following retention of capital at life division holding company level.

Under IFRS the Group recognises the present value of in-force business for each business that it has acquired. At 30 June 2006, the pre tax value of in-force business from these acquisitions was £1,018.5 million, with an associated deferred tax liability of £499.9 million. The in-force business is being amortised over the estimated lives of the contracts on a basis which recognises the emergence of the economic benefits. The amortisation charge for the half year to 30 June 2006 amounted to £60.6 million.

The intrinsic burn through cost in relation to Alba of £43.9 million before tax at 30 June 2006 has been classified within provisions and the associated change in provision for burn through cost of £8.0 million is shown separately in the income statement.

Asset management

- Operating profit of £14.5 million (pro forma half year ended 31 December 2005 £5.8 million)
- Strong retail sales of £360 million (pro forma half year ended 31 December 2005 £160 million)

Resolution Asset Management (RAM) operating profit before amortisation of the intangible asset resulting from the payment to F&C Asset Management plc (F&C)

and tax was up 150% at £14.5 million.

Retail fund management income reflects the impact of strong retail sales in the last half of 2005, continuing through 2006, and positive investment markets for the majority of the period. RAM profits have also benefited from the transfer of the RLG property portfolios together with the full impact of managing the majority of the Phoenix funds which were transferred during the early part of 2006. Continued tight cost control has led to an improved cost income ratio of 54% (71% for the year ended 31 December 2005).

As a result of the internalisation of RLG funds, £27 million was paid to F&C in March 2006. This has been capitalised and is being amortised over three years, resulting in a charge for the period of £2.3 million. Post merger reorganisation costs include £0.7 million in respect of the rebranding of the business in May 2006.

The Group continues to expect that profits before tax will benefit to the extent disclosed at the time of the merger announcement in 2005, namely £18 million per annum (before amortisation of the F&C payment) for the first three full years following internalisation of the funds and thereafter the incremental benefit of profit before tax will reduce to around £10 million per annum by 2014, assuming the terms of the management agreements remain unchanged throughout the period.

Management services

- Operating profit of £5.6 million (pro forma half year ended 31 December 2005 £2.0 million)
- Merger integration continues to progress well; on target to achieve estimated £20 million per annum merger savings by end of 2007 with one-off cost to achieve synergies still expected to be £28 million

Resolution Management Services produced operating profits before tax of £5.6 million, a significant increase from the £2.0 million profit reported for the half year ended 31 December 2005. This improvement reflects the benefits of the integration activity carried out to date with synergy savings being realised in staff costs, procurement and infrastructure.

Integration work in connection with the merger of Britannic and RLG activities is progressing well with £11.7 million of integration costs incurred in the period, including £8.1 million of estimated costs relating to the closure of the Liverpool life operations and transfer of these activities to Wythall. Other integration costs incurred to date of £3.6 million primarily relate to the redundancy costs of integrating management structures and the development costs of the proposed operating model. Estimated cost savings of £20 million per annum are on track to be achieved by the end of 2007.

Group income and charges

Group income and charges of £4.2 million (pro forma half year ended 31 December 2005 £6.9 million) represent corporate expenses less investment income generated in the period. Costs fell by £2.7 million as pro forma Group costs for the half year to 31 December 2005 incorporated several key projects including the implementation of EEV reporting and the transition to IFRS.

Short term investment fluctuations

Equity holder assets, including the assets backing the surplus in the non-profit funds, include a significant proportion of fixed interest securities. Consequently, the overall investment return on equity holder assets reflects the movement in gilt rates and the associated yield curve in the period. For the half year to 30 June 2006 the returns on fixed interest securities were slightly lower than the assumed rate of return resulting in negative short term investment fluctuations of £1.6 million. The investment return in 2005 benefited from strong investment markets, in particular equities, with actual returns exceeding the assumed rates of return by £14.1 million for the half year to 31 December 2005.

Financing costs

Financing costs of £2.3 million represent the interest on Britannic's senior debt. This amounted to £85 million at 30 June 2006 and was subsequently repaid in August 2006. Financing costs for the pro forma six months to 31 December 2005 of £15.2 million include £4 million in respect of Britannic's senior debt, reflecting the higher outstanding balance during that period, and £11.2 million for RLG's senior debt which was repaid in November 2005.

A coupon payment in respect of the perpetual reset capital securities of £14.3 million was made in April for the period from 17 November 2005 to 25 April 2006. This has been shown in the movement in retained earnings as the perpetual reset capital securities are accounted for as equity under IFRS.

Taxation

The equity holder tax attributable to life business is based on an underlying rate of 30% with adjustments made where appropriate. The life equity holder tax together with the equity holder tax attributable to the non-insurance operations gives an overall tax credit of £3.5 million on profits of £125.2 million. The overall tax credit of £3.5 million includes a tax credit relating to the amortisation of acquired in-force business of £26.2 million, a credit of £17.3 million in respect of the surplus in the non-profit funds, as described further below, and reflects the fact that the gain on transfer of Alba did not require a tax provision to be recognised.

The tax provision in respect of the surplus in the non-profit funds is

calculated on the basis that all of the surplus will eventually be distributed to equity holders. This tax provision has been reduced by £17.3 million during the half year to 30 June 2006 to reflect a revised estimate of the tax that might become payable in those circumstances.

EEV basis financial results

	Half year ended 30 June 2006			Half year ended 31 December 2005		
	EEV net worth	Value of in-force	Total	EEV net worth	Value of in-force	Tota
	£m	£m	£m	£m	£m	£
Expected return on existing business						
Expected return on value of in-force	-	52.1	52.1	-	47.7	47.
Transfer to net worth	103.0	(103.0)	-	104.0	(104.0)	
Expected return on shareholders' net worth	34.9	-	34.9	40.2	-	40.
Life division expected EEV profit before tax	137.9	(50.9)	87.0	144.2	(56.3)	87.
Operating experience variances	20.2	(8.2)	12.0	158.3	(118.4)	39.
Operating assumption changes	3.0	0.3	3.3	(23.6)	(19.3)	(42.
Life division EEV operating profit before tax	161.1	(58.8)	102.3	278.9	(194.0)	84.
Asset management	14.5	-	14.5	5.8	-	5.
Amortisation of asset management intangible asset	(2.3)	-	(2.3)	-	-	
Management services	5.6	-	5.6	2.0	-	2.
Group income and charges	(4.2)	-	(4.2)	(6.9)	-	(6.
Operating profit before non-recurring						

items, financing costs and tax	174.7	(58.8)	115.9	279.8	(194.0)	85.
Non-recurring items						
Merger costs	-	-	-	(22.8)	-	(22.
Post merger reorganisation costs	(12.4)	-	(12.4)	(2.0)	-	(2.
Unamortised debt issue costs	-	-	-	(5.3)	-	(5.
Benefit of RLG preference shares buy back	-	-	-	19.2	-	19.
2005 fund merger	-	-	-	1.5	67.6	69.
Impairment of goodwill attributed to management services	-	-	-	(20.0)	-	(20.
Gain on transfer of Alba	74.7	(3.3)	71.4	-	-	
Change in deferred tax due to corporate restructuring	(2.2)	-	(2.2)	-	-	
Alba transaction costs	(1.1)	-	(1.1)	-	-	
Economic experience variances						
Life division	(14.6)	(124.6)	(139.2)	28.4	59.5	87.
Group	23.8	(0.1)	23.7	(19.2)	-	(19.
Effect of economic assumption changes	-	126.5	126.5	(41.4)	24.4	(17.
Profit before financing costs and tax	242.9	(60.3)	182.6	218.2	(42.5)	175.
Financing costs	(16.6)	-	(16.6)	(15.2)	-	(15.
Profit before tax	226.3	(60.3)	166.0	203.0	(42.5)	160.
Attributed tax charge	(65.7)	17.9	(47.8)	(54.9)	12.8	(42.
Profit after tax	160.6	(42.4)	118.2	148.1	(29.7)	118.
Return on embedded value for period			5.7%			
Annualised return on embedded value			11.3%			

For the six months ended 30 June 2006, the Group made an EEV profit before tax of £166.0 million (half year to 31 December 2005 £160.5 million) and a profit of £118.2 million after tax (half year to 31 December 2005 £118.4 million). This includes the results of the asset management and management services divisions on an IFRS basis.

EEV per share was £6.11 at 30 June 2006 (31 December 2005: £5.90; restated £5.93), reflecting an increase in embedded value to £2,214.6 million (31 December 2005: £2,130.9 million; restated £2,140.9 million). EEV per share at 30 June 2006, after adjustment to reflect the bonus element implicit in the rights issue of 9 August 2006, was £5.34.

Results of the life division

- Life operating profit before tax, £102.3 million (half year to 31 December 2005, £84.9 million)
- Non-recurring profit on transfer of Alba (before transaction costs), £71.4 million

The total life division EEV profit before tax, after taking account of the non-recurring items, economic experience variances and economic assumptions changes amounted to £157.7 million (half year to 31 December 2005, £224.9 million).

	EEV net worth	Value of in-force	Half year ended 30 June 2006 Total	Half year ended 31 December 2005 Total
	£m	£m	£m	£m
Expected return on existing businesses				
Expected return on value of in-force	-	52.1	52.1	47.7
Transfer to net worth	103.0	(103.0)	-	-
Expected return on shareholders net worth	34.9	-	34.9	40.2
Life division expected EEV profit before tax	137.9	(50.9)	87.0	87.9
Operating experience variances	20.2	(8.2)	12.0	39.9
Operating assumption changes	3.0	0.3	3.3	(42.9)

Life division EEV operating profit before tax	161.1	(58.8)	102.3	84.9
Non-recurring items	71.4	(3.3)	68.1	69.1
Economic experience variances	(14.6)	(124.6)	(139.2)	87.9
Effect of economic assumption changes	-	126.5	126.5	(17.0)
Life division EEV profit before tax	217.9	(60.2)	157.7	224.9
Attributed tax charge	(66.0)	17.9	(48.1)	(67.1)
Life division EEV profit after tax	151.9	(42.3)	109.6	157.8

Life operating profit

The EEV operating profit before tax for the life division of £102.3 million exceeded the expected EEV profit before tax of £87.0 million largely as a result of favourable operating conditions.

Positive operating experience of £12.0 million included a reduction in mortgage endowment compensation costs and profits arising from vesting retirement annuities. Minor changes were made to the operating assumptions at 30 June 2006 resulting in profits of £3.3 million. These profits arose primarily from a reduction in Swiss Life investment expense assumptions following the transfer of assets under management to RAM in the early part of 2006.

Non-recurring items

The transfer of Alba to the equity holders' funds with effect from 1 January 2006 resulted in a one-off profit of £71.4 million, before transaction costs. This profit represents the EEV profit of £50.0 million grossed up at the equity holder tax rate of 30%. Transaction costs relating to the transfer amounted to £1.1 million.

Following a corporate restructuring in April 2006, all of the Group's life companies are now subsidiaries of Resolution Life Limited. As a consequence the deferred tax provisions of the life companies have been reassessed, resulting in a charge of £2.2 million during the period.

Economic experience variances and assumption changes

Economic experience variances gave rise to a charge of £139.2 million to profits in the period. This is primarily due to the fall in the value of fixed interest securities and the corresponding fall in mark to market asset values.

This charge is substantially offset by positive EEV economic assumption variances of £126.5 million. In accordance with Resolution's market-consistent approach the change in risk free rate is reflected in the assumptions. As a result the value of in-force reflects the benefit of the higher levels of investment return expected and the acceleration of the release of margins arising from these higher rates.

Other components of EEV profit

Non-covered businesses and other Group results

The results for the asset management and management services businesses as well as Group income and charges and other non-recurring items are included on an IFRS basis.

Market-consistent value of equity and debt

Senior debt and perpetual reset capital securities have been valued on a market-consistent basis. This results in a profit of £23.7 million for the half year, arising from the valuation of the perpetual reset capital securities. These securities are listed and have been valued at their market price of £491.3 million at 30 June 2006 (31 December 2005: £515.0 million). This change has been reported as an economic experience variance.

Resolution plc completed the buy back of preference shares issued by Resolution Life Group Limited from Royal & Sun Alliance Insurance Group plc for £100.4 million (including accumulated dividends) on 31 March 2006. The market-consistent value of the shares reported at 31 December 2005 was £98.9 million, based on the agreed price of £100.4 million less the impact of discounting for three months. As such, EEV profits of £19.2 million were reflected in the half year to 31 December 2005.

Resolution plc's outstanding senior debt of £85 million was fully repaid in August 2006 and has been valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to the repayment date.

Financing costs

Financing costs for the six months amounted to £16.6 million representing £14.3 million of interest paid by Resolution plc on its perpetual reset capital securities and £2.3 million of interest paid on its senior debt. Under EEV methodology, the perpetual reset capital securities are classified as debt.

Movements in embedded value

Embedded value at 30 June 2006 was £2,214.6 million, an increase of £73.7 million (3.4%) on the restated embedded value at 31 December 2005. This increase in value arises from the EEV profit after tax for the half year of £118.2 m illion, the second interim dividend of £47.7 million and other immaterial items totalling £3.2 million.

Equity holders' cash flow

The consolidated financial statements contain a consolidated cash flow statement for the six months ended 30 June 2006. In accordance with IFRS this consolidated statement comprises all of the policy holder and equity holder cash flows which have occurred during the period.

In addition to this statement, information on equity holders' cash flows for Resolution plc and its principal holding company subsidiaries, RLG and Resolution Life Limited is shown below. This excludes cash flows within the life, asset management and management services divisions.

	Half year ended 30 June 2006		Half year ended 31 December 2005	
	£m	£m	£m	£m
Opening cash		43.0		54.0
Net cash generated from operations				
Dividends from subsidiaries	260.0		55.0	
Net loan receipts from subsidiaries	11.0		54.0	
Receipt from RAM re F&C contract	27.0		-	
Loan interest received from subsidiaries	13.7		-	
Capital injections to subsidiaries	-		(14.6)	
External interest received	2.5		2.1	

Group expenses, including merger costs	(11.3)		(54.1)	
Payment re F&C contract	(27.0)		-	
		275.9		42.4
Capital and debt raised				
Perpetual reset capital securities	-		495.0	
		-		495.0
Capital and debt repaid				
RLG senior debt	-		(480.0)	
Resolution plc senior debt	-		(30.0)	
RLG minority interest preference shares	(87.3)		-	
		(87.3)		(510.0)
Capital and debt servicing				
Ordinary shareholders' dividends	(47.7)		(23.8)	
RLG minority preference share dividends	(13.1)		-	
Senior debt interest	(2.3)		(14.6)	
Perpetual reset capital securities coupon	(14.3)		-	
		(77.4)		(38.4)
Closing cash		154.2		43.0

Capital and financing

The Group has a number of with-profit funds that report on the realistic balance sheet basis. These now include Alba following its transfer to equity holders in 2006. The overall surplus measured on this basis for the with-profit funds together with surpluses on other with-profit funds and the non-profit funds, being the excess of capital resources available over capital requirements is £1,159.2 million.

The Group's capital management policies include target levels for gearing and interest cover, details of which are set out below.

- Gearing
  Group debt as a proportion of gross MCEV not to exceed 35% and to trend towards 25% in the medium term.

At 30 June 2006, this ratio was 20.6% based on total borrowings of £576.3 million (senior debt of £85 million and perpetual reset capital securities of £491.3 million) and gross MCEV (including external debt) of £2,790.9 million.

- Interest cover

Group annual cashflows to remain more than five times the sum of interest expense and other fixed charges.

At 30 June 2006 this ratio was 7.2 for the 12 months ended 30 June 2006 based on total cashflows for this period of £319.6 million and interest and other fixed charges of £44.3 million.

- Holding company liquidity to remain above 2 years' interest payments

At 30 June 2006, holding company liquidity was 4.7 times interest payments based on equity holder cash of £154.2 million and interest payments of £32.9 million. The repayment of the Britannic debt of £85 million in August 2006 has also been taken into account in calculating this ratio.

During 2006 the capital management policy for Britannic Assurance, a wholly-owned Group subsidiary company, has been revised to reflect this year's changes in Group structure. The assumed required capital is now defined as the maximum of :

- 200% of Pillar 1 capital requirements less WPICC;
- 140% of Pillar 2 ICA capital requirements; or
- 110% of Pillar 2 ICA capital requirements, as adjusted by any ICG

Financial management objectives

The intention of the Board is that on an ongoing basis the financial management objectives of the Group will be consistent with credit ratings in the "A" category. In the event of no suitable acquisition opportunities arising, the Board will return surplus capital to investors consistent with prudent financial management and maintaining a strong credit rating. In the event of a return of capital to investors, the Board will attribute funds proportionately to equity shareholders and holders of the perpetual reset capital securities to ensure equitable treatment of both groups of investors. This would entail the buy back of shares from equity holders and holding back a proportionate amount of cash for the ultimate redemption of the perpetual reset capital securities.

Dividends

A second interim dividend of £47.7 million was paid on 2 June 2006 being a payment of 13.21 pence per share which, when added to the first interim dividend of 6.60 pence per share, gives a total dividend for 2005 of 19.81 pence per share, an increase of 11% on 2004.

Details of the revised dividend policy are given in the Group Chief Executive's summary.

Group risks

Details of the Group's risk management framework were provided in the 2005 annual report and accounts. The framework remains substantially unchanged.

Group reorganisation

During 2006 the Group simplified the structure of the life division by removing the complex ownership arrangements under Britannic Assurance such that all life companies are now owned, either directly or via holding companies, by Resolution Life Limited. In addition, the share structures of certain companies have been rationalised.

Acquisition of Abbey National's life businesses

On 7 June 2006 the Group announced the proposed acquisition of the UK and offshore life businesses of Abbey National plc (Abbey National's life businesses) from Abbey National plc (Abbey) for a total consideration of £3.6 billion. The acquisition was approved by Resolution's shareholders on 17 July 2006 and following regulatory and other clearances the acquisition completed on 1 September 2006.

The acquisition includes five authorised life insurance companies (Abbey National Life, Scottish Mutual Assurance, Scottish Provident Limited, Scottish Mutual International and Scottish Provident International Life Assurance), certain service companies which provide the back office infrastructure and new life business infrastructure. The life insurance companies are generally closed to new business with the exception of certain specific funds. The acquired new business infrastructure introduces an additional value driver to Resolution's in-force and asset management strengths and extends Resolution's strategic options.

Separately, Resolution has entered into three long-term distribution agreements

with Abbey under which:

- Abbey will distribute through its retail network Abbey-branded life and pensions products manufactured by Resolution;

- Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries; and

- Abbey has secured exclusive access to provide retail banking products to Resolution's enlarged customer base.

The acquisition was financed by a rights issue which raised £1.55 billion, a short term bridging facility of £1.68 billion and new borrowing facilities of £0.55 billion. Following the release of excess capital held within the acquired businesses, £1.3 billion of the short term bridging facility has been repaid.

The capital released was surplus to that needed to satisfy both regulatory requirements and Resolution's capital management policy for the acquired companies (as set out in Resolution's prospectus dated 23 June 2006). The repayment of the bridging finance is higher by £150 million than was originally anticipated following notification from the FSA that the £200 million of subordinated debt issued by Scottish Mutual Assurance Limited (formerly Scottish Mutual Assurance plc, "SMA") qualifies as Tier 2 capital resources within SMA without the need for a waiver or rule modification to be obtained from the FSA. The amount of excess capital to be retained for working capital purposes has been increased by £50 million to £150 million.

The balance of the bridging finance is expected to be refinanced in the fourth quarter of 2006 by the issue of Tier 2 hybrid capital, subject to market conditions.

Resolution expects, prior to 31 December 2006, to make a proposal to the holders of the SMA subordinated bonds to replace those bonds with new bonds issued by Resolution plc. Such alternative bonds would be expected to have substantially the same terms as the existing bonds.

As the acquisition of Abbey National's life businesses took place after 30 June 2006, the results for the six months ended 30 June 2006 and the balance sheet at 30 June 2006 on an IFRS basis are not consolidated in Resolution's half year financial statements.

The Group will be publishing in December the European Embedded Value of Abbey National's life businesses as at 30 June 2006 on a basis consistent with the methodology already adopted by the Group (market-consistent embedded value).

Independent review report to Resolution plc

We have been instructed by the Company to review the financial information for the half year ended 30 June 2006 on pages 19 to 51 which comprises the consolidated income statement - IFRS basis, the consolidated statement of recognised income and expense - IFRS basis, the analysis of equity holders' attributable profit - IFRS basis, the consolidated balance sheet - IFRS basis, the consolidated cash flow statement - IFRS basis, the related notes 1 to 16 and the supplementary information on the European Embedded Value basis. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the half year ended 30 June 2006.

Ernst & Young LLP

London

19 September 2006

Consolidated income statement

	Notes	Half year ended 30 June 2006	Half year ended 30 June 2005 (restated)	Year ended 31 December 2005
		£m	£m	£m
Gross premiums written		483.2	149.6	444.8
Less: premiums ceded to reinsurers		(50.4)	(16.2)	(50.4)
Net premiums written		432.8	133.4	394.4
Fees and commissions	4	24.2	31.5	67.0
Net investment income	5	45.7	684.7	2,723.5
Total revenue, net of reinsurance payable		502.7	849.6	3,184.9
Other operating income	6	46.5	28.4	119.7
Net income		549.2	878.0	3,304.6

Policyholder

claims		1,505.6	394.4	1,253.3
Less: reinsurance recoveries		(138.9)	(49.6)	(144.1)
Change in insurance contract liabilities		(1,279.1)	549.3	1,095.0
Transfer (from)/to unallocated surplus		(21.3)	(24.7)	152.0
Net policyholder claims and benefits incurred		66.3	869.4	2,356.2
Change in investment contract liabilities		129.8	(198.5)	196.7
Acquisition costs		7.3	5.6	20.0
Amortisation of acquired in-force business		60.6	4.3	44.9
Change in provision for burn through cost		8.0	-	-
Administrative expenses		148.0	85.3	259.5
Net income attributable to unit holders		33.2	4.2	58.7
Total operating expenses		453.2	770.3	2,936.0
Operating profit before financing costs and income taxes		96.0	107.7	368.6
Financing costs	7	(7.1)	(4.1)	(14.6)
Profit for the period before income taxes		88.9	103.6	354.0
Income taxes	8	39.8	(42.4)	(192.2)
Profit for the				

	Note			
period attributable to equity holders		128.7	61.2	161.8
Attributable to:				
Ordinary shareholders		110.0	61.2	154.9
Perpetual reset capital securities		16.5	-	4.1
		126.5	61.2	159.0
Minority interests		2.2	-	2.8
		128.7	61.2	161.8
Earnings per ordinary share				
Basic earnings per ordinary share (pence)	9	31.5p	31.1p	65.0p
Diluted earnings per ordinary share (pence)	9	31.3p	30.5p	64.4p
Earnings per ordinary share (restated for the effect of the rights issue on 9 August 2006)				
Basic earnings per ordinary share (pence)	9	27.5p	27.2p	56.8p
Diluted earnings per ordinary share (pence)	9	27.4p	26.7p	56.3p
Dividends on ordinary shares (restated for the effect of the rights issue on 9 August 2006)		£m	£m	£m
Interim 2006 at 6.64p (2005 5.77p) per share		45.5	23.8	23.8
Second interim 2005 at 11.55p per share		-	-	47.7

Analysis of equity holders' attributable profit

	Half year ended 30 June 2006	Half year ended 30 June 2005	Year ended 31 December 2005

	Notes	(restated) £m	£m	£m
Operating profit before financing costs and income taxes		96.0	107.7	368.6
Financing costs attributable to policyholders	7	(4.8)	(0.6)	(2.9)
Policyholders' share of income taxes	8	36.3	(24.0)	(94.2)
Operating profit attributable to equity holders, based on a long term rate of investment return, before amortisation of acquired in-force business, change in provision for burn through cost, non-recurring items and short term investment fluctuations		163.6	48.1	180.4
Amortisation of acquired in-force business		(60.6)	(2.9)	(41.6)
Change in provision for burn through cost		(8.0)	-	-
Non-recurring items (net)		34.1	28.4	109.8
Short term investment fluctuations		(1.6)	9.5	22.9
Operating profit attributable to equity holders		127.5	83.1	271.5

Financing costs attributable

to equity holders	7	(2.3)	(3.5)	(11.7)
Profit before income taxes attributable to equity holders		125.2	79.6	259.8
Equity holders' share of income taxes	8	3.5	(18.4)	(98.0)
Profit for the period attributable to equity holders		128.7	61.2	161.8

Consolidated statement of recognised income and expense

	Notes	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Actuarial gains/(losses) of defined benefit pension schemes		1.1	(2.5)	(3.2)
Revaluation gain on owner-occupied property		-	-	0.1
		1.1	(2.5)	(3.1)
Income taxes	8	(1.0)	(0.2)	(0.1)
Net income/(expense) recognised directly in equity		0.1	(2.7)	(3.2)
Profit for the period attributable to equity				

holders	128.7	61.2	161.8
Total recognised income and expense for the period attributable to equity holders	128.8	58.5	158.6

Consolidated balance sheet

	Notes	As at 30 June 2006 £m	As at 30 June 2005 (restated) £m	As at 31 December 2005 (restated) £m
EQUITY AND LIABILITIES				
Equity attributable to equity holders of the parent				
Share capital		18.1	9.8	18.1
Share premium		45.2	47.4	42.5
Perpetual reset capital securities		496.5	-	496.5
Reserves	11	1,045.9	1.3	1,045.3
Retained earnings	12	912.9	758.1	834.3
Total equity attributable to equity holders of the parent		2,518.6	816.6	2,436.7
Minority interests		-	-	108.2
Total equity	10	2,518.6	816.6	2,544.9
Liabilities				
Pension scheme deficit		4.4	-	5.3
Insurance contracts				
Liabilities under insurance contracts		27,533.4	10,251.2	30,370.9
Unallocated surplus		825.1	480.6	846.4

	28,358.5	10,731.8	31,217.3
Provisions	97.1	37.6	45.5
Financial liabilities			
Investment contracts	6,209.3	2,666.5	6,685.6
Borrowings	112.5	144.7	113.3
Derivatives	-	-	4.6
Net asset value attributable to unit holders	237.3	101.4	160.3
	--------	---------	----------
	6,559.1	2,912.6	6,963.8
Deferred tax	700.2	93.3	789.1
Reinsurance payables	52.0	-	35.0
Payables related to direct insurance contracts	70.0	61.5	59.0
Deferred income			
Investment contracts	64.7	15.3	72.3
Other	31.2	37.4	37.9
	--------	---------	----------
	95.9	52.7	110.2
Current tax	102.8	74.6	111.8
Accruals	68.3	23.9	37.8
Trade and other payables	671.6	147.3	463.3
	--------	---------	----------
Total liabilities	36,779.9	14,135.3	39,838.1
	--------	---------	----------
	--------	---------	----------
Total equity and liabilities	39,298.5	14,951.9	42,383.0
	--------	---------	----------

Consolidated balance sheet

	As at 30 June 2006	As at 30 June 2005 (restated)	As at 31 December 2005 (restated)
	£m	£m	£m
ASSETS			
Pension scheme			

surplus	91.2	95.8	93.7
Property, plant and equipment	55.1	46.6	55.8
Intangible assets			
Goodwill	209.5	117.5	209.5
Acquired in-force business	1,018.5	84.8	1,095.3
Deferred acquisition costs	78.5	12.7	83.8
Other	24.7	110.4	-
	1,331.2	325.4	1,388.6
Investment property	2,436.1	724.5	2,355.7
Financial assets			
Loans and deposits	523.2	183.9	359.7
Derivatives	131.3	18.0	225.7
Equities	9,590.3	3,102.6	9,101.1
Fixed income securities	19,199.9	6,045.3	20,704.4
Collective investment schemes	645.3	1,144.6	2,119.8
	30,090.0	10,494.4	32,510.7
Insurance assets			
Reinsurers' share of insurance contract liabilities	2,144.3	1,507.3	3,702.6
Reinsurance receivables	27.9	3.9	18.9
Insurance contract receivables	10.5	-	11.0
	2,182.7	1,511.2	3,732.5
Current tax	61.3	15.5	7.8
Prepayments	321.5	89.5	301.7
Trade and other receivables	576.9	201.4	191.4
Cash and cash equivalents	2,152.5	1,447.6	1,745.1
Total assets	39,298.5	14,951.9	42,383.0

Consolidated cash flow statement

	Notes	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Cash flows from operating activities				
Net decrease in operating assets and liabilities	14	707.3	549.8	409.7
Finance costs		(7.8)	(5.6)	(10.3)
Taxation paid		(99.6)	(22.8)	(66.4)
Net cash flows from operating activities		599.9	521.4	333.0
Cash flows from investing activities				
Purchase of subsidiaries		-	40.5	508.2
Purchase of property, plant and equipment		(0.5)	(0.4)	(1.8)
Purchase of intangible assets		(27.1)	(4.7)	(4.2)
Net cash flows from investing activities		(27.6)	35.4	502.2
Cash flows from financing activities				
Proceeds from issue of share capital		2.2	0.6	0.4
Cost of issuing shares		-	-	(5.3)
Proceeds from issue of perpetual reset capital securities		-	-	495.0
Expenses of undrawn debt facilities		(2.9)	-	-
Payment of finance lease liabilities		-	(0.1)	-
Net repayment to unit				

holders	(1.8)	(68.6)	(2.1)
Ordinary share dividends paid	(47.7)	(24.4)	(48.2)
Coupon on perpetual reset capital securities paid	(14.3)	-	-
Preference share dividends paid	(13.1)	-	-
Purchase of minority interest preference shares	(87.3)	-	-
Repayment of borrowings	-	(9.2)	(522.4)
	---------	---------	---------
Net cash flows from financing activities	(164.9)	(101.7)	(82.6)
Net increase in cash and cash equivalents	407.4	455.1	752.6
Cash and cash equivalents at the beginning of the period	1,745.1	992.5	992.5
	---------	---------	---------
Cash and cash equivalents at the end of the period	2,152.5	1,447.6	1,745.1
	----------	---------	----------

MORE TO FOLLOW

Company	Resolution PLC
TIDM	RSL
Headline	Interim Results - Part 2
Released	07:01 20-Sep-06
Number	2041J

Resolution

RNS Number:2041J
Resolution PLC
20 September 2006

Notes to the consolidated financial statements

1. Financial information

The financial statements for the half year ended 30 June 2006, set out on pages 19 to 37, were authorised by the Board of directors for issue on 19 September 2006. The financial statements are unaudited but have been reviewed by the auditors.

The financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with the accounting policies that are expected to be adopted for the 2006 financial statements. These are consistent with the accounting policies set out in the 2005 financial statements which were prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union. The financial statements do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial statements for the year ended 31 December 2005 have been reported on by the Group's auditor, Ernst & Young LLP, and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

2. Prior year adjustments

The opening balance sheet at 1 January 2005 has been restated to re-allocate part of the additional surplus of the Britannic pension scheme recognised on the transition to IFRS. The effect of the reallocation is to reduce unallocated surplus by £10.0 million and to increase retained earnings by £10.0 million.

Certain other amounts reported in the 2005 interim financial statements have

been reclassified or restated within the comparative amounts to these financial statements for consistency with the accounting treatment applied in the financial statements for the year ended 31 December 2005, being the Group's first set of audited annual results prepared under IFRS.

These include the recognition of a gain arising on the transfer of the Britannic pension scheme to equity holders on 1 January 2005, amounting to £26.0 million less deferred tax of £7.8 million, the accounting treatment of which was not determined until after the interim financial statements to 30 June 2005 had been published. As required by IFRS 3 Business Combinations, they also include a net gain of £0.6 million on adjusting the provisional acquisition balance sheet and results to 30 June 2005 of Century Group Limited, which was acquired on 6 April 2005. As a result of these two adjustments the basic and diluted earnings per share for the half year to 30 June 2005 have been restated from 21.6p to 31.1p and 21.2p to 30.5p respectively.

In addition, the balance sheet at 31 December 2005 has been restated by a reclassification of £18.7 million from trade and other payables to provisions.

3. Segment analysis

Resolution plc comprises three segments - life division, asset management and management services. The Group has negligible overseas operations.

Inter-segment services are priced on an arm's length basis taking into account the risks borne by the provider. Income tax assets and liabilities are excluded from segment assets and liabilities in accordance with IAS 14 Segment Reporting and are shown under unallocated assets and liabilities. The comparative information disclosed below includes the results of subsidiaries acquired in 2005 from their respective acquisition dates.

Half year ended 30 June 2006

	Life division	Asset management	Management services	Eliminations	Total
	£m	£m	£m	£m	£m
Segment revenue					
Gross premiums written	483.2	-	-	-	483.2
Premiums ceded to reinsurers	(50.4)	-	-	-	(50.4)
Net premiums written	432.8	-	-	-	432.8
Fees and commissions					
- external	11.5	12.7	-	-	24.2
- internal	-	21.0	93.8	(114.8)	-

	11.5	33.7	93.8	(114.8)	24.2
Segment result before non-recurring items	43.5	12.2	5.6		61.3
Non-recurring items	46.5	(0.7)	(11.7)		34.1
Segment result	90.0	11.5	(6.1)		95.4
Corporate expenses					(5.8)
Corporate interest income					1.6
Corporate interest expense					(2.3)
Income taxes					
- policyholders					36.3
- equity holders					3.5
Total profit after tax attributable to equity holders					128.7

	Life division £m	Asset management £m	Management services £m	Unallocated £m	Total £m
Other segment information					
Segment assets employed	38,711.9	75.0	133.6	37.2	38,957.7
Goodwill	65.0	134.5	10.0	-	209.5
Unallocated corporate assets	-	-	-	131.3	131.3
Consolidated total assets	38,776.9	209.5	143.6	168.5	39,298.5
Segment liabilities	35,771.4	24.2	96.2	793.8	36,685.6
Unallocated corporate liabilities	-	-	-	94.3	94.3
Consolidated total liabilities	35,771.4	24.2	96.2	888.1	36,779.9

Transfer of in-force

business of Alba	8.9	-	-	-	8.9
Other capital expenditure	-	27.0	0.6	-	27.6
Amortisation of acquired in-force business	(60.6)	-	-	-	(60.6)
Other amortisation and depreciation	(6.4)	(2.3)	(1.4)	-	(10.1)
Non-recurring items					
Gain arising on the transfer of Alba	46.5	-	-	-	46.5
Post merger reorganisation costs	-	(0.7)	(11.7)	-	(12.4)

Other capital expenditure includes a payment of £27.0 million to acquire an asset management contract.

Half year ended 30 June 2005 (restated)

	Life division	Asset management	Management services	Eliminations	Total
	£m	£m	£m	£m	£m
Segment revenue					
Gross premiums written	149.6	-	-	-	149.6
Premiums ceded to reinsurers	(16.2)	-	-	-	(16.2)
Net premiums written	133.4	-	-	-	133.4
Fees and commissions					
- external	16.6	14.9	-	-	31.5
- internal	-	9.0	51.3	(60.3)	-
	16.6	23.9	51.3	(60.3)	31.5
Segment result before non-recurring items	75.0	6.0	1.6		82.6
Non-recurring items	2.4	-	26.0		28.4
Segment result	77.4	6.0	27.6		111.0

Corporate

expenses					(15.5)
Corporate interest income					11.6
Corporate interest expense					(3.5)
Income taxes					
- policyholders					(24.0)
- equity holders					(18.4)
Total profit after tax attributable to equity holders					61.2

	Life division	Asset management	Management services	Unallocated	Total
	£m	£m	£m	£m	£m
Other segment information					
Segment assets employed	14,440.7	41.5	96.9	33.4	14,612.5
Goodwill	-	117.5	-	-	117.5
Unallocated corporate assets	-	-	-	221.9	221.9
Consolidated total assets	14,440.7	159.0	96.9	255.3	14,951.9
Segment liabilities	13,752.1	8.1	64.1	170.4	13,994.7
Unallocated corporate liabilities	-	-	-	140.6	140.6
Consolidated total liabilities	13,752.1	8.1	64.1	311.0	14,135.3
Acquisition of in-force business	63.2	-	-	-	63.2
Other capital expenditure	-	-	0.4	-	0.4
Amortisation of acquired in-force business	(4.3)	-	-	-	(4.3)
Other amortisation and depreciation	(12.5)	-	(0.9)	-	(13.4)
Non-recurring items					
Profit on acquisition	2.4	-	-	-	2.4
Release of					

deferred income liability	-	-	26.0	-	26.0

Year ended 31 December 2005 (restated)

	Life division	Asset management	Management services	Eliminations	Total
	£m	£m	£m	£m	£m
Segment revenue					
Gross premiums written	444.8	-	-	-	444.8
Premiums ceded to reinsurers	(50.4)	-	-	-	(50.4)
Net premiums written	394.4	-	-	-	394.4
Fees and commissions					
- external	42.2	24.8	-	-	67.0
- internal	-	17.6	172.0	(189.6)	-
	42.2	42.4	172.0	(189.6)	67.0
Segment result before non-recurring items	252.5	11.8	3.6		267.9
Non-recurring items	105.8	(0.6)	4.6		109.8
Segment result	358.3	11.2	8.2		377.7
Corporate expenses					(16.0)
Corporate interest income					4.0
Corporate interest expense					(11.7)
Income taxes - policyholders					(94.2)
Income taxes - equity holders					(98.0)
Total profit after tax					

attributable to equity holders					161.8

	Life division	Asset management	Management services	Unallocated	Total
	£m	£m	£m	£m	£m
Other segment information					
Segment assets employed	41,723.2	59.7	182.5	96.2	42,061.6
Goodwill	65.0	134.5	10.0	-	209.5
Unallocated corporate assets	-	-	-	111.9	111.9
Consolidated total assets	41,788.2	194.2	192.5	208.1	42,383.0
Segment liabilities	38,622.9	22.2	125.2	981.7	39,752.0
Unallocated corporate liabilities	-	-	-	86.1	86.1
Consolidated total liabilities	38,622.9	22.2	125.2	1,067.8	39,838.1
Acquisition of in-force business	1,114.2	-	-	-	1,114.2
Other capital expenditure	4.2	-	1.8	-	6.0
Amortisation of acquired in-force business	(44.9)	-	-	-	(44.9)
Other amortisation and depreciation	(27.3)	-	(3.7)	-	(31.0)
Non-recurring items					
Profit on acquisitions	88.7	-	-	-	88.7
Impairment of goodwill	-	-	(20.0)	-	(20.0)
Release of deferred income liability	-	-	26.0	-	26.0
Post merger reorganisation costs	-	(0.6)	(1.4)	-	(2.0)
Fund merger benefits (net of costs)	17.1	-	-	-	17.1

4. Fees and commissions

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Fund management based fees	12.7	12.0	24.8
Other fees	8.3	2.1	6.6
Commissions	3.2	17.4	35.6
	24.2	31.5	67.0

5. Net investment income

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Investment income	852.6	291.8	791.7
Fair value (losses)/gains	(806.9)	392.9	1,931.8
	45.7	684.7	2,723.5

In the analysis of equity holders' attributable profit the operating profit attributable to equity holders includes a longer term return on equity holders' funds. This has been calculated by applying the longer term rates of return to the opening equity holder invested assets, excluding investments in subsidiaries, and adjusting for capital movements in the period.

The longer term rates of return have been determined with regard to historical rates of return and future economic and investment return expectations. The principal assumptions underlying the calculation of long term investment returns are 6.6% (half year ended 30 June 2005: 6.7%; year ended 31 December 2005: 7.1%)

gross return on equity investments and 4.1% (half year ended 30 June 2005: 4.2%; year ended 31 December 2005: 4.6%) gross return on fixed interest investments.

6. Other operating income

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Excess of the Group's interest in the fair value of the net assets of acquisitions	-	2.4	88.7
Gain arising on the transfer of the ALH group from the with-profit funds to the equity holders' funds (note 15)	46.5	-	-
Gain arising on the transfer of the with-profit funds' interest in the Britannic defined benefit pension scheme	-	26.0	26.0
Other income	-	-	5.0
	46.5	28.4	119.7

On 1 January 2005 the majority of the risks and benefits of the Britannic defined benefit pension scheme that were previously borne by the with-profit funds of Britannic Assurance plc were transferred to the equity holders' funds. At the same time the management services agreement between Resolution Management Services Limited and the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday previously attributable to the with-profit funds. The gain arising to equity holders reflects the assumption of risk by the equity holders in exchange for pricing certainty obtained by the with-profit funds.

7. Financing costs

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 December 2005 £m
Interest expense	7.1	4.1	14.6
Attributable to - policyholders	4.8	0.6	2.9
- equity holders	2.3	3.5	11.7
	7.1	4.1	14.6

8. Income taxes

(a) Tax (credited)/charged to income statement

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Current tax:			
UK Corporation tax	41.0	28.1	118.1
Overseas tax	3.4	1.9	5.2
	44.4	30.0	123.3
Adjustment in respect of prior years	0.4	-	(12.8)
	44.8	30.0	110.5
Deferred tax:			
Reversal/(origination) of temporary differences			
On non-profit surpluses	(17.3)	0.8	53.2
On amortisation of acquired in-force business	(26.2)	(1.0)	(20.2)
Other	(41.1)	12.5	48.8
Recognition of previously unrecognised tax credit	-	-	(2.1)

Write down of deferred tax assets	-	0.1	2.0
	(84.6)	12.4	81.7
Total income tax (credit)/expense	(39.8)	42.4	192.2
Attributable to			
- policyholders	(36.3)	24.0	94.2
- equity holders	(3.5)	18.4	98.0
	(39.8)	42.4	192.2

Unrecognised tax losses of previous periods have been used to reduce current tax expense by £9.6 million (half year ended 30 June 2005: £2.9 million; year ended 31 December 2005: £5.0 million) and deferred tax by £nil (half year ended 30 June 2005: £nil; year ended 31 December 2005: £20.3 million). The Group, as a proxy for policyholders in the UK, is required to pay taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense.

(b) Tax charged to statement of recognised income and expense

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 December 2005 £m
Current tax	-	-	-
Deferred tax	1.0	0.2	0.1
	1.0	0.2	0.1

9. Earnings per share

(a) In accordance with IFRS the profit for the period attributable to ordinary shareholders has been calculated after deducting dividends on preference shares

and coupons on perpetual reset capital securities paid in the period.

	Half year ended 30 June 2006	Half year ended 30 June 2005 (restated)	Year ended 31 December 2005
	£m	£m	£m
Profit for the period attributable to equity holders	128.7	61.2	161.8
Less: Coupon paid on perpetual reset capital securities, less tax relief	(10.0)	-	-
Dividends paid on minority interest preference shares	(4.9)	-	-
	113.8	61.2	161.8

The basic earnings per ordinary share of 31.5p (half year ended 30 June 2005: 31.1p; year ended 31 December 2005: 65.0p) has been based on the profit of £113.8 million (half year ended 30 June 2005: £61.2 million; year ended 31 December 2005: £161.8 million) and a weighted average number of ordinary shares outstanding during the period of 361,460,768 (half year ended 30 June 2005: 196,694,788; year ended 31 December 2005: 248,939,286), calculated as follows:

	Half year ended 30 June 2006	Half year ended 30 June 2005	Year ended 31 December 2005
	No.	No.	No.
Issued ordinary shares at beginning of period	361,088,494	196,658,549	196,658,549
Effect of ordinary shares issued	372,274	36,239	52,280,737
Weighted average number of ordinary shares	361,460,768	196,694,788	248,939,286

The diluted earnings per share of 31.3p (half year ended 30 June 2005: 30.5p; year ended 31 December 2005: 64.4p) has been based on the profit of £113.8 million (half year ended 30 June 2005: £61.2 million; year ended 31 December 2005: £161.8 million) and a diluted weighted average number of ordinary shares outstanding during the period of 363,311,755 (half year ended 30 June 2005: 200,374,631; year ended 31 December 2005: 251,314,072), calculated as follows:

	Half year ended 30 June 2006 No.	Half year ended 30 June 2005 No.	Year ended 31 December 2005 No.
Weighted average number of ordinary shares at end of period	361,460,768	196,694,788	248,939,286
Effect of ordinary share options in issue	1,850,987	3,679,843	2,374,786
Weighted average number of ordinary shares (diluted)	363,311,755	200,374,631	251,314,072

(b) The restated basic earnings per share of 27.5p (half year ended 30 June 2005 : 27.2p; year ended 31 December 2005: 56.8p) and diluted earnings per share of 27.4p (half year ended 30 June 2005: 26.7p; year ended 31 December 2005: 56.3p) reflect the bonus element effect of the rights issue which completed on 9 August 2006.

The bonus element is calculated by reference to the closing share price immediately prior to the date that the ordinary shares became ex-rights of 654.5p per existing ordinary share and the additional 322.4 million new ordinary shares issued at 480.0p per ordinary share.

10. Statement of changes in equity

	Share capital	Share premium	Perpetual reset capital securities	Reserves (note 11)	Retained earnings (note 12)	Minority interests
	£m	£m	£m	£m	£m	£m
At 1 January						

2006	18.1	42.5	496.5	1,045.3	834.3	108.2
Total recognised income and expense for the period attributable to equity holders	-	-	-	0.3	128.5	-
Dividends on ordinary shares	-	-	-	-	(47.7)	-
Coupon paid on perpetual reset capital securities, net of tax relief	-	-	-	-	(10.0)	-
Dividends on preference shares	-	-	-	-	(4.9)	(8.2)
	18.1	42.5	496.5	1,045.6	900.2	100.0
Issue of ordinary share capital	-	2.7	-	(0.6)	-	-
Equity share options issued	-	-	-	0.9	-	-
Purchase of minority interest preference shares	-	-	-	-	-	(87.3)
Gain on purchase of minority interest preference shares	-	-	-	-	12.7	(12.7)
At 30 June 2006	18.1	45.2	496.5	1,045.9	912.9	-

	Share capital	Share premium	Perpetual reset capital securities	Reserves (note 11)	Retained earnings (note 12) (restated)	Minority interests
	£m	£m	£m	£m	£m	£m
At 1 January 2005, as previously reported	9.8	47.2	-	0.9	718.5	-
Transfer from unallocated surplus (note 2)	-	-	-	-	10.0	-
At 1 January 2005, as restated	9.8	47.2	-	0.9	728.5	-
Effect of implementing						

IAS 32, IAS 39, IFRS 4 and FRS 27	-	-	-	-	(4.5)	-
At 1 January 2005	9.8	47.2	-	0.9	724.0	-
Total recognised income and expense for the period attributable to equity holders	-	-	-	-	58.5	-
Dividends on ordinary shares	-	-	-	-	(24.4)	-
	9.8	47.2	-	0.9	758.1	-
Issue of ordinary share capital	-	0.2	-	-	-	-
Equity share options issued	-	-	-	0.4	-	-
At 30 June 2005	9.8	47.4	-	1.3	758.1	-

	Share capital	Share premium	Perpetual reset capital securities	Reserves (note 11)	Retained earnings (note 12) (restated)	Minorit interest
	£m	£m	£m	£m	£m	£m
At 1 January 2005, as previously reported	9.8	47.2	-	0.9	718.5	-
Transfer from unallocated surplus (note 2)	-	-	-	-	10.0	-
At 1 January 2005, as restated	9.8	47.2	-	0.9	728.5	-
Effect of implementing IAS 32, IAS 39, IFRS 4 and FRS 27	-	-	-	-	(4.5)	-
At 1 January 2005	9.8	47.2	-	0.9	724.0	-
Total recognised income and expense for the year						

attributable to equity holders	-	-	-	0.1	158.5	-
Dividends on ordinary shares	-	-	-	-	(48.2)	-
	9.8	47.2	-	1.0	834.3	-
Issue of ordinary share capital	8.3	0.6		1,043.0		
Issue costs	-	(5.3)	-	-	-	-
Equity share options issued	-	-	-	1.3	-	-
Preference shares of acquired business	-	-	-	-	-	108.2
Issue of perpetual reset capital securities	-	-	500.0	-	-	-
Issue costs, net of tax relief	-	-	(3.5)	-	-	-
At 31 December 2005	18.1	42.5	496.5	1,045.3	834.3	108.2

Tax relief on the costs of issuing the perpetual reset capital securities amounts to £1.5 million.

11. Reserves

	Share options reserve £m	Revaluation reserve £m	Merger reserve £m	Total £m
At 1 January 2006	2.2	0.1	1,043.0	1,045.3
Allocation from total recognised income and expense for the period attributable to equity holders	0.4	(0.1)	-	0.3
Issue of ordinary share capital	(0.6)	-	-	(0.6)
Equity share options issued	0.9	-	-	0.9
At 30 June 2006	2.9	-	1,043.0	1,045.9

	Share options reserve £m	Revaluation reserve £m	Merger reserve £m	Total £m
At 1 January 2005	0.9	-	-	0.9
Equity share options issued	0.4	-	-	0.4
At 30 June 2005	1.3	-	-	1.3

	Share options reserve £m	Revaluation reserve £m	Merger reserve £m	Total £m
At 1 January 2005	0.9	-	-	0.9
Allocation from total recognised income and expense for the year attributable to equity holders	-	0.1	-	0.1
Merger reserve arising on the issue of shares for the acquisition of Resolution Life Group Limited	-	-	1,043.0	1,043.0
Equity share options issued	1.3	-	-	1.3
At 31 December 2005	2.2	0.1	1,043.0	1,045.3

The share options reserve comprises the cumulative fair value charges made to the income statement in respect of share options granted and still outstanding.

The revaluation reserve comprises the post-acquisition revaluation gain on owner-occupied properties held by the equity holders' funds.

The merger reserve is the difference between the fair value and the nominal value of the shares issued on 6 September 2005 as consideration for the acquisition of Resolution Life Group Limited.

12. Retained earnings

	Held within the long term business	Other retained earnings	Total
	£m	£m	£m
At 1 January 2006	471.3	363.0	834.3
Allocation from total recognised income and expense for the period attributable to equity holders	(5.9)	134.4	128.5
	465.4	497.4	962.8
Dividends on ordinary shares	-	(47.7)	(47.7)
Coupon paid on perpetual reset capital securities, net of tax relief	-	(10.0)	(10.0)
Dividends on minority interest preference shares	-	(4.9)	(4.9)
Gain on purchase of minority interest preference shares	-	12.7	12.7
At 30 June 2006	465.4	447.5	912.9

Dividends on ordinary shares comprise the second interim dividend for 2005 of £47.7 million.

	Held within the long term	Other retained earnings	Total (restated)

	business (restated)		
	£m	£m	£m
At 1 January 2005, as previously reported	530.9	187.6	718.5
Transfer from unallocated surplus (note 2)	-	10.0	10.0
At 1 January 2005, as restated	530.9	197.6	728.5
Effect of implementation of IAS 32, IAS 39, IFRS 4 and FRS 27	(17.8)	13.3	(4.5)
At 1 January 2005	513.1	210.9	724.0
Allocation from total recognised income and expense for the period attributable to equity holders	27.6	30.9	58.5
	540.7	241.8	782.5
Dividends on ordinary shares	-	(24.4)	(24.4)
At 30 June 2005	540.7	217.4	758.1

Dividends on ordinary shares comprise the final dividend for 2004 of £24.4 million.

	Held within the long term business	Other retained earnings (restated)	Total (restated)
	£m	£m	£m
At 1 January 2005, as previously reported	530.9	187.6	718.5
Transfer from unallocated surplus (note 2)	-	10.0	10.0
At 1 January 2005, as restated	530.9	197.6	728.5
Effect of			

implementation of IAS 32, IAS 39, IFRS 4 and FRS 27	(17.8)	13.3	(4.5)
At 1 January 2005	513.1	210.9	724.0
Allocation from total recognised income and expense for the year attributable to equity holders	81.8	76.7	158.5
Transfers	(123.6)	123.6	-
	471.3	411.2	882.5
Dividends on ordinary shares	-	(48.2)	(48.2)
At 31 December 2005	471.3	363.0	834.3

Dividends on ordinary shares comprise the final dividend for 2004 of £24.4 million and the first interim dividend for 2005 of £23.8 million.

Retained earnings held within the long term business include the surplus in the non-profit funds and the equity holders' other post-acquisition interests in the long term business. Other retained earnings comprise the aggregate of the post-acquisition retained earnings of subsidiary undertakings and the retained earnings of the Company. Distribution of the retained earnings held within the long term funds and surplus assets held within the shareholders' funds of the life companies is subject to retaining sufficient funds to protect policyholder interests.

13. Capital statement

A statement setting out the total capital resources related to the Group's life assurance business is set out below for each of the major with-profit funds, namely Phoenix Life & Pensions Limited (PLP), Phoenix & London Assurance Limited (PALAL) Britannic Assurance plc (BA), and Alba Life (Alba), as well as for other life assurance business. These with-profit funds fall under the Financial Services Authority's (FSA's) realistic capital regime. Under this regime, liabilities to policyholders include both declared bonuses and the anticipated future bonuses not yet declared. They do not, however, include amounts attributable to equity holders in respect of the cost of future bonuses.

	PLP	PALAL	BA	Alba	Other with-profit funds	Non-profit funds
	£m	£m	£m	£m	£m	£m
Equity holders' funds						
Outside long term fund	71.3	376.2	-	-	-	750.6
Inside long term fund	-	-	-	51.5	-	764.2
Other qualifying capital						
Subordinated debt	36.0	164.1	-	-	-	-
Unallocated surplus	178.7	9.8	291.8	-	344.8	-
Regulatory adjustments						
Assets	(1.8)	(1.1)	21.7	-	(27.7)	(584.4
Liabilities	1,140.6	47.7	532.6	130.3	(0.4)	(130.2
Total available capital resources	1,424.8	596.7	846.1	181.8	316.7	800.2
Capital requirement						
UK realistic basis	1,317.5	338.9	846.1	181.8	-	39.5
Other regulatory bases	-	-	-	-	39.6	243.7
Overall surplus capital over regulatory requirements	107.3	257.8	-	-	277.1	517.0

Analysis of policyholders' net liabilities

	PLP	PALAL	BA	Alba	Other with-profit funds	Non-pr f
	£m	£m	£m	£m	£m	
Insurance contracts	7,302.0	5,932.7	1,705.3	1,645.7	803.3	4,2
Investment contracts with DPF	-	-	3,395.9	253.3	102.1	
Investment contracts	-	-	-	-	0.4	6,2
Total technical liabilities	7,302.0	5,932.7	5,101.2	1,899.0	905.8	10,4

Reconciliation of equity holders' funds

The equity holders' funds in the capital statement can be reconciled to Group equity holders' funds as follows:

	£m
Equity holders' funds of life businesses at 30 June 2006	2,013.8
Acquired VIF and life division goodwill (£65m)	431.1
Asset management business (including goodwill of £134.5m)	178.0
Management services business (including goodwill of £10.0m)	52.6
Other non-life companies and holding companies	(156.9)
Group equity holders' funds at 30 June 2006	2,518.6

14. Cash flows from operating activities

	Half year ended 30 June 2006	Half year ended 30 June 2005 (restated)	Year ended 31 December 2005
	£m	£m	£m
Profit before tax for the period	88.9	103.6	354.0
Non-cash movements in profit before tax for the period			
Profit on the sale of:			
Investment property	(51.2)	-	(3.7)
Financial assets	(544.4)	(170.4)	(335.2)
Fair value (gains)/losses on:			
Property, plant and equipment	(1.3)	(7.3)	6.0
Investment property	(67.6)	(7.4)	(148.5)
Financial assets	1,471.5	(212.3)	(1,450.4)
Derivative financial instruments	-	2.0	-
Depreciation of property, plant and equipment	2.5	1.4	3.7
Amortisation of intangible assets	63.1	12.3	75.1
Amortisation of deferred			

acquisition costs	5.2	2.6	17.1
Net (increase)/decrease in assets	(259.4)	825.3	1,891.6
Net decrease in operating assets and liabilities	707.3	549.8	409.7

15. Transfer of Alba

On 31 March 2006 the entire issued share capital of Alba Life Holdings Limited and 21 million preference shares issued by its principal subsidiary, Alba Life Limited (together, the ALH group) were transferred from the with-profit funds of Britannic Assurance plc to the equity holders' funds. The terms of the transfer were subject to review by an independent actuary. In accordance with the terms of the transfer agreement the profits and losses of the ALH group accrue to equity holders from 1 January 2006.

The provisional transfer value of the ALH group amounted to £166.0 million including transaction costs of £1.1 million. Deferred consideration of £10.0 million is payable on 31 December 2006 contingent on the completion on that date of a planned transfer under Part VII of the Financial Services and Markets Act 2000 of the long term insurance business of Britannic Assurance plc and Alba Life Limited to Phoenix Life Limited, a group company. Additional deferred consideration of up to £20.0 million is payable on 31 March 2008 based on the extent to which certain existing provisions are not required. The benefit of any release of the existing provisions will accrue to equity holders and will therefore offset the additional consideration payable to the with-profit funds.

The initial accounting for the transfer of the ALH group has been completed on a provisional basis and has given rise to a gain of £46.5 million. The fair values of the assets and liabilities transferred include in-force business of £8.9 million and a provision for a burn through cost of £35.9 million. The consideration for the transfer will be revised prior to 31 December 2006 following completion of new models to determine the EEV of the ALH group, on which the consideration is based.

16. Events after the balance sheet date

(a) Acquisition of Abbey National's life businesses

On 7 June 2006 the Company announced the proposed acquisition of the UK and offshore life businesses of Abbey National plc for a total consideration of £3.6 billion. The acquisition was approved by Resolution's shareholders on 17 July 2006 and following regulatory and other clearances the acquisition completed on 1 September 2006.

The acquisition was financed by a rights issue which raised £1.55 billion, a short term bridging facility of £1.68 billion and new borrowing facilities of £0.55 billion. Following the release of excess capital held within the acquired businesses, £1.3 billion of the short term bridging facility has been repaid.

(b) Rights issue

On 7 June 2006 the Company announced a rights issue to qualifying ordinary shareholders. The rights issue terms were 8 new ordinary shares for every 9 existing ordinary shares at an issue price of 480p per new ordinary share. The issue price represented a discount of approximately 26.7 per cent to the closing share price immediately prior to the rights issue of 654.5p per existing ordinary share. A total of 322,359,030 new ordinary shares were issued pursuant to the rights issue and the proceeds amounted to £1.55 billion before expenses. The new ordinary shares rank for the interim dividend declared by the directors on 19 September 2006.

(c) Interim dividend

On 19 September 2006 the directors declared an interim dividend per ordinary share of 6.64p for the year ended 31 December 2006. The cost of this dividend, £45.5 million, has not been recognised as a liability in the financial statements for the period to 30 June 2006 and will be charged to the Statement of Changes in Equity in the period to 31 December 2006.

Supplementary information

Summary consolidated income statement - EEV basis

	Life division	Other	Half year ended 30 June 2006 Total	Half year ended 31 December 2005 Total
	£m	£m	£m	£m
Life division EEV operating profit before				

tax	102.3	-	102.3	84.9
Asset management	-	12.2	12.2	5.8
Management services	-	5.6	5.6	2.0
Group income and charges	-	(4.2)	(4.2)	(6.9)
Operating profit before non-recurring items, financing costs and tax	102.3	13.6	115.9	85.8
Non-recurring items	68.1	(12.4)	55.7	38.2
Economic experience variances	(139.2)	23.7	(115.5)	68.7
Effect of economic assumption changes	126.5	-	126.5	(17.0)
Profit before financing costs and tax	157.7	24.9	182.6	175.7
Financing costs	-	(16.6)	(16.6)	(15.2)
Profit before tax	157.7	8.3	166.0	160.5
Attributed tax credit/(charge)	(48.1)	0.3	(47.8)	(42.1)
Profit after tax	109.6	8.6	118.2	118.4

The profits arising in management services and asset management have been included on an IFRS basis.

Reconciliation of movements in consolidated shareholders' funds - EEV basis

	Half year ended 30 June 2006 £m	Half year ended 31 December 2005 £m
Embedded value at beginning of period, as previously reported	2,130.9	2,004.2
Prior period adjustment (page 24 note 2)	10.0	10.0

Embedded value at beginning of period, as restated	2,140.9	2,014.2
Profit after tax	118.2	118.4
Actuarial gains/(losses) on pension scheme (after tax)	0.6	(1.5)
Dividends to ordinary shareholders	(47.7)	(23.8)
Share capital issued	2.1	32.8
Equity share options issued	0.5	0.8
Embedded value at end of period	2,214.6	2,140.9
Embedded value per ordinary share at end of period(1)	£6.11	£5.93
Embedded value per ordinary share at end of period (restated for the effect of the rights issue on 9 August 2006)	£5.34	£5.19

(1) EEV per ordinary share at 30 June 2006 is based on 362,639,680 ordinary shares in issue at that date.

Supplementary information

Summary consolidated balance sheet - EEV basis

	As at 30 June 2006	As at 31 December 2005 (restated)
	£m	£m
Assets		
Pension scheme surplus	91.2	93.7
Goodwill	144.5	144.5

Value of in-force business	976.5	1,018.7
Other intangible assets	24.7	-
Investment property	2,436.1	2,355.7
Financial assets	30,090.0	32,510.7
Insurance assets	2,182.7	3,732.5
Other assets	1,014.8	625.0
Cash and cash equivalents	2,152.5	1,745.1
Total assets	39,113.0	42,225.9
Equity		
Ordinary share capital	18.1	18.1
Share premium	45.2	42.5
Other reserves	1,045.9	959.3
Retained earnings	128.9	102.3
Additional retained earnings on EEV basis	976.5	1,018.7
Equity attributable to ordinary shareholders	2,214.6	2,140.9
Perpetual reset capital securities	491.3	515.0
Preference share capital in subsidiary	-	98.9
Total equity	2,705.9	2,754.8
Liabilities		
External debt	85.0	86.6
Technical provisions	28,494.6	31,356.8
Financial liabilities	6,472.4	6,964.8
Other liabilities	1,355.1	1,062.9
Total liabilities	36,407.1	39,471.1
Total equity and liabilities	39,113.0	42,225.9

Notes to the supplementary information

1. Basis of preparation

The supplementary information on pages 38 to 39 covering the half year to 30 June 2006 has been prepared on the European Embedded Value (EEV) basis. The results are unaudited but have been reviewed by the auditors.

The EEV methodology adopted by the Group is in accordance with the EEV

principles and guidance issued in May 2004 by the European CFO Forum, with the exception that the management services and asset management businesses have been excluded from the definition of covered business. The CFO Forum has since published additional guidance on disclosures. This guidance applies to all supplementary financial reporting for accounting periods ending on or after 31 December 2006 and has been adopted in preparing this supplementary information. For the purposes of EEV reporting, the Group has adopted a market-consistent methodology.

Further information on the Group's EEV methodology is set out in the supplementary information to the Group's financial statements for the year ended 31 December 2005. No significant changes have been made to the Group's EEV methodology and the results for the half year ended 30 June 2006 have been prepared in accordance with this methodology.

Results for the comparative period are not presented as the Group did not prepare financial information on an EEV basis prior to 30 June 2005. Comparative financial information has been presented for the six months to 31 December 2005.

The EEV methodology requires an insurance company to distinguish between covered and non-covered business. The covered business is valued on an EEV basis. The assets and liabilities of the non-covered businesses, with the exception of perpetual reset capital securities, senior debt and preference shares, are valued on the IFRS basis used in the primary financial statements, including goodwill where appropriate. Results for non-covered businesses are based on the IFRS profits for the period.

EEV profits are calculated on a net of tax basis and grossed up at the effective rate applicable to shareholders.

2. Analysis of consolidated income statement: life division - EEV basis

	EEV net worth	Value of in-force	Half year ended 30 June 2006 Total	Half year ended 31 December 2005 Total
	£m	£m	£m	£m
Expected return on existing business				
Expected return on value of in-force	-	52.1	52.1	47.7
Transfer to net worth	103.0	(103.0)	-	-
Expected return on shareholders'				

net worth	34.9	-	34.9	40.2
Life division expected EEV profit before tax	137.9	(50.9)	87.0	87.9
Operating experience variances	20.2	(8.2)	12.0	39.9
Operating assumption changes	3.0	0.3	3.3	(42.9)
Life division EEV operating profit before tax	161.1	(58.8)	102.3	84.9
Non-recurring items	71.4	(3.3)	68.1	69.1
Economic experience variances	(14.6)	(124.6)	(139.2)	87.9
Effect of economic assumption changes	-	126.5	126.5	(17.0)
Life division EEV profit before tax	217.9	(60.2)	157.7	224.9
Attributed tax (charge)/credit	(66.0)	17.9	(48.1)	(67.1)
Life division EEV profit after tax	151.9	(42.3)	109.6	157.8

Expected return on value of in-force

The expected return on the existing business for the half year to 30 June 2006 reflects the expected change in the present value of future profits arising from the in-force business, including the cost of capital and the cost of financial options and guarantees at 31 December 2005. The expected return is the best estimate return for each line of business based on the real world investment return assumptions at 31 December 2005 shown in note 9.

Expected transfer to net worth

The expected transfer to net worth of £103.0 million represents the nominal transfers from the value of in-force business to EEV net worth in the half year ended 30 June 2006 before tax. These transfers are determined on the basis that transactions expected during the period as part of the calculation of the opening value of in-force have occurred in line with the opening assumptions.

Expected return on shareholders' net worth

The expected return on shareholders' net worth held within the long term business funds is the best estimate return based on the real world investment return assumptions at 31 December 2005 shown in note 9.

Operating experience variances

Favourable operating experience of £12.0 million included reduced mortgage endowment compensation costs, profits on vesting retirement annuities, offset by increases to the allowances for non-market risk and cost of capital following production of the risk capital assessment methodology across all life companies in the second quarter of 2006.

Operating assumption changes

Minor changes were made to the operating assumptions at 30 June 2006 resulting in profits of £3.3 million. This profit arose primarily from a reduction in Swiss Life investment expense assumptions following transfer of assets under management to the asset management business in the first quarter of 2006.

Non-recurring items

The non-recurring items comprise the following:

The transfer of Alba to the shareholders' funds with effect from 1 January 2006 resulted in a one-off profit of £71.4 million, before transaction costs. This profit represents the EEV profit of £50.0 million grossed up at the equity holder tax rate of 30%. Transaction costs relating to the transfer amounted to £1.1 million.

Following a corporate restructuring in April 2006, all of the Group's life companies are now subsidiaries of Resolution Life Limited and the deferred tax provisions have been reassessed, resulting in a charge of £2.2 million during the six month period.

Economic experience variances

Economic experience variance resulted in a charge of £139.2 million to profits and arose primarily from the fall in the value of fixed interest securities over the six month period and the change in shape of the risk free yield curve.

Economic assumption changes

Changes were made to the EEV economic assumptions as a direct result of the increases in risk free yields since the year end (as shown in note 9). The changes contributed £126.5 million to profits and represent the impact on the value of the in-force of increases in the future investment return assumptions, offset by increases in the discount rate applied to future cash flows.

Attributed tax (charge)/credit

Life division EEV profits are calculated net of tax and are grossed up at the effective shareholder tax rate of 30%.

3. Analysis of consolidated income statement: other - EEV basis

	Management services	Asset management	Group	Half year ended 30 June 2006 Total other	Half year ended 31 December 2005 Total other
	£m	£m	£m	£m	£m
Asset management	-	12.2	-	12.2	5.8
Management services	5.6	-	-	5.6	2.0
Group income and charges	-	-	(4.2)	(4.2)	(6.9)
Operating profit/(loss) before non-recurring items, financing costs and tax	5.6	12.2	(4.2)	13.6	0.9
Non-recurring items	(11.7)	(0.7)	-	(12.4)	(30.9)
Economic experience variances	-	-	23.7	23.7	(19.2)
Profit/(loss) before financing costs and tax	(6.1)	11.5	19.5	24.9	(49.2)
Financing costs	-	-	(16.6)	(16.6)	(15.2)
Profit/(loss) before tax	(6.1)	11.5	2.9	8.3	(64.4)
Attributed tax credit/(charge)	0.8	(4.8)	4.3	0.3	25.0
Profit/(loss) after tax	(5.3)	6.7	7.2	8.6	(39.4)

Non-recurring items

The non-recurring items in management services of £11.7 million and in asset

management of £0.7 million both relate to post merger reorganisation costs.

Economic experience variances

Senior debt and perpetual reset capital securities have been valued on a market-consistent basis. This results in a profit of £23.7 million for the six months, primarily due to the reduction in the market value of the perpetual reset capital securities, compared to their year end value.

Financing costs

Financing costs for the half year amounted to £16.6 million representing £2.3 million of interest paid on Resolution plc's senior debt and £14.3 million of interest paid on its perpetual reset capital securities.

Attributed tax credit/(charge)

Taxation in respect of entities other than the life division has been provided on an IFRS basis, adjusted for the tax attributable to the additional gross financing costs of £14.3 million under EEV, in respect of the perpetual reset capital securities.

4. Segmental analysis of movement in embedded value

	Life division	Management services	Asset management	Group	Half year ended 30 June 2006 Total	Half year ended 31 December 2005 Total (restated)
	£m	£m	£m	£m	£m	£m
Embedded value at beginning of period, as previously reported	2,453.2	58.3	171.3	(551.9)	2,130.9	2,004.2
Prior period adjustment (page 24 note 2)	10.0	-	-	-	10.0	10.0
Embedded value at beginning of period, as restated	2,463.2	58.3	171.3	(551.9)	2,140.9	2,014.2
Profit after tax	109.6	(5.3)	6.7	7.2	118.2	118.4
Actuarial gains/(losses) on pension						

scheme (after tax)	-	0.5	-	0.1	0.6	(1.5
Dividends to ordinary shareholders	-	-	-	(47.7)	(47.7)	(23.8
Share capital issued	-	-	-	2.1	2.1	32.8
Equity share options issued	-	(1.1)	-	1.6	0.5	0.8
Dividend from Resolution Life Limited	(156.0)	-	-	156.0	-	-
Transfer of service companies	(0.2)	0.2	-	-	-	-
Internal loan interest from Resolution Life Limited	(11.1)	-	-	11.1	-	-
Embedded value at end of period	2,405.5	52.6	178.0	(421.5)	2,214.6	2,140.9

Actuarial gains on pension scheme

The £0.6 million actuarial gain after tax on the pension scheme over the period has been included on an IFRS basis reflecting the movement through the consolidated statement of recognised income and expense for the half year ended 30 June 2006.

Dividend to ordinary shareholders

A second interim dividend for 2005 of £47.7 million was paid on 2 June 2006.

Equity share capital and share options issued

The £2.6 million increase in share capital arising from the equity share options issued during the period has been included on an IFRS basis.

Dividend from Resolution Life Limited

£156.0m of dividends were paid by Resolution Life Limited to Resolution plc during the half year ended 30 June 2006. A further payment of £70.0 million was made to Resolution Life Group Limited in settlement of an inter-company debt.

5. Reconciliation of IFRS net worth to EEV net worth

	As at 30 June 2006 £m
Net worth as reported under IFRS as at 30 June 2006	2,518.6
Revision of shareholders' accrued interest	(150.3)
Tax on non-profit funds' surplus assets	29.9
Net acquired in-force business and burn through costs (IFRS basis)	(474.7)
Life division goodwill	(65.0)
Intrinsic burn through cost on PALAL and Alba	(124.7)
Market value of perpetual reset capital securities	(491.3)
Other	(4.4)
Net worth on an EEV basis as at 30 June 2006	1,238.1

Revision of shareholders' accrued interest

The shareholders' accrued interest (SAI), being the surplus in the non-profit funds of Phoenix Life Limited calculated on an IFRS basis, uses reserving assumptions which differ from those used to calculate the actuarial long-term fund surplus for the EEV results. The reduction in net worth of £150.3 million reflects the net of tax impact on the SAI of moving to the EEV statutory reserving assumptions.

Tax on non-profit funds' surplus assets

The difference in taxation of the non-profit funds' surplus assets of £29.9 million reflects underlying differences between the bases of preparation for IFRS and for EEV reporting. The main differences are that non-discounted cash flows are used for IFRS reporting compared to discounted cash flows used for EEV reporting and the impact of the underlying assumptions on the rate of taxation.

Net acquired in-force business and burn through costs

The IFRS net worth includes net acquired in-force business and burn through costs of £474.7 million which, on an EEV basis, is replaced by the value of in-force business and intrinsic burn through costs.

Life division goodwill

The acquisition of RLG by Britannic Group gave rise to goodwill of £112.0 million of which £65.0 million was allocated to the life division. The life division goodwill is excluded on an EEV basis.

Intrinsic burn through cost on PALAL and Alba

The EEV net worth is calculated after explicitly allowing for the intrinsic burn

through cost on PALAL of £89.3 million and on Alba of £35.4 million. Under IFRS the burn through cost for PALAL is reflected in the net acquired in-force business, which is excluded on an EEV basis.

Market-value of perpetual reset capital securities

The IFRS net worth includes the perpetual reset capital securities as equity. The EEV net worth is stated after deducting the market-consistent value of these securities.

6. Segmental analysis of market-consistent embedded value

	Net worth (**)	Intrinsic burn through cost	Goodwill	Adjusted net worth	Certainty equivalent VIF	Time value of options and guarantees	Allo and non-m
	£m	£m	£m	£m	£m	£m	
Life division							
Alba Life (*)	260.9	(35.4)	-	225.5	31.5	(17.0)	(
Britannic Assurance	462.0	-	-	462.0	287.5	(15.2)	(
Britannic Retirement Solutions	79.9	-	-	79.9	3.7	-	(
Britannic Unit Linked Assurance	121.5	-	-	121.5	3.6	-	(
Century Life	124.0	-	-	124.0	41.7	(1.7)	(
Allianz Cornhill life operations	8.8	-	-	8.8	136.0	-	(
Phoenix Life & Pensions	71.2	-	-	71.2	160.4	(11.2)	
Phoenix & London Assurance	376.3	(89.3)	-	287.0	50.1	-	
Phoenix Life	255.8	-	-	255.8	496.1	-	(4
Resolution Life	(214.1)	-	-	(214.1)	-	-	
Total Life division	1,546.3	(124.7)	-	1,421.6	1,210.6	(45.1)	(7
Management services	42.6	-	10.0	52.6	-	-	
Asset management	43.5	-	134.5	178.0	-	-	

Group	162.2	-	-	162.2	-	-	
Embedded value (before perpetual reset capital securities and debt)	1,794.6	(124.7)	144.5	1,814.4	1,210.6	(45.1)	(7
Perpetual reset capital securities	(491.3)	-	-	(491.3)	-	-	
Resolution plc senior debt	(85.0)	-	-	(85.0)	-	-	
RLG preference shares	-	-	-	-	-	-	
Embedded value	1,218.3	(124.7)	144.5	1,238.1	1,210.6	(45.1)	(7

(*) Acquired by Resolution Life Limited with effect from 1 January 2006; previously owned by Britannic Assurance with-profit funds

(**) The EEV net worth at 30 June 2006 reflects the impact of changes made since the year end to simplify the structure of the life division. These changes consisted of removing the complex ownership arrangements below Resolution Life Limited, the life division's holding company, and rationalising the share structures of the companies. Resolution Life Limited now owns all of the Group's life businesses

The time value of options and guarantees for Phoenix Life and Pensions Ltd includes £9.0 million which was netted off the certainty equivalent VIF at 31 December 2005. This amount has been recategorised following a detailed review of our stochastic modelling results. There is no change in the total embedded value as a result of this recategorisation.

The cost of capital at 30 June 2006 reflects the revision of the Britannic Assurance capital management policy, the inclusion of Alba, the impact of changes in the risk free rate and changes in the gilt yield curve.

7. Analysis of market-consistent embedded value

Intrinsic burn through cost

The net worth of PALAL includes an intrinsic burn through cost of £89.3 million

at 30 June 2006. This amount has been derived from the results of the stochastic models and scenario testing which indicate that it is appropriate to assume that none of the £79 million loan made to the PALAL long-term fund in 2004 plus accumulated interest will be repaid.

The net worth of Alba includes an intrinsic burn through cost of £35.4 million at 30 June 2006. The amount is equal to the deficit on the with-profit fund's realistic balance sheet at 30 June 2006 which indicates that it is appropriate to assume that £35.4 million of the £60 million contingent loan made to Alba's with-profit fund will not be repaid.

Debt and perpetual reset capital securities

The consolidated balance sheet as at 30 June 2006 includes Resolution plc senior debt (face value £85 million) and perpetual reset capital securities ('the notes') with a face value of £500 million.

The notes are listed and for EEV purposes are valued at the closing offer price at 30 June 2006. The Resolution plc senior debt is not listed and has been valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to its full repayment in August 2006.

Resolution plc completed the purchase of preference shares, issued by Resolution Life Group Limited, from Royal & Sun Alliance Insurance Group plc for £100 million (including accumulated dividends) on 31 March 2006. The market-consistent value of the shares reported at 31 December 2005 was £98.9 million, based on the agreed price of £100 million less the impact of discounting for three months and gave rise to EEV profits of £19.2 million which were reflected in the six months to 31 December 2005.

The table below summarises the value of the notes and debt at 30 June 2006.

	Face value	Market-consistent value
	£m	£m
Resolution plc notes	500.0	491.3
Resolution plc senior debt	85.0	85.0
Net worth on an EEV basis as at 30 June 2006	585.0	576.3

The notes have been included within the EEV at a market-consistent value. This value takes no account of the tax asset which is created as the coupon payment on the notes is group relieved against surplus emerging from the in-force business. The coupon payments will be £32.9 million per annum until 25 April 2016. In the event that the notes are not repaid on this date, the coupon rate will be set at 2.73% above LIBOR.

The value of the tax asset is the market value of the notes less the value derived by discounting the after-tax coupon payments and expected principal repayment at the risk-free rate.

As at 30 June 2006, the discounted value of the notes at the risk-free rate was £491.3 million, resulting in a market-consistent value of the tax asset of £nil (31 December 2005: £nil).

8. Cost of capital and required capital

	EEV required capital	Regulatory required capital	EEV excess over regulatory required capital	EEV as percentage of regulatory required capital	Cost of capital
	£m	£m	£m	%	£m
Shareholder capital supporting capital requirements	857.2	618.1	239.1	139%	110.3
With-profit fund capital supporting capital requirements	2,526.5	2,389.0	137.5	106%	-
Total capital supporting capital requirements	3,383.7	3,007.1	376.6	113%	110.3
Shareholder capital supporting Group credit rating	66.4	-	66.4	n/a	7.4
Total as at 30 June 2006	3,450.1	3,007.1	443.0	115%	117.7
Total as at 31 December 2005	3,215.1	2,907.1	308.0	111%	100.1

The sensitivity of cost of capital

The impact of decreasing the amount of life companies' required capital to the minimum levels required by FSA regulations is included in the sensitivities in note 10.

9. Assumptions

Economic assumptions

The gilt yield at 30 June 2006 was 4.7% (defined as the annualised return on the FTSE UK 15 year gilt index). The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus ten basis points. Thus, the risk free rate at 30 June 2006 was assumed to be 4.8% (31 December 2005: 4.2%).

Having adopted a market-consistent bottom-up approach, the economic assumptions below affect only the derived risk discount rates and do not impact the market-consistent embedded value.

The economic assumptions gross of tax (real world assumptions) and assumed margins over gilts are shown below.

Asset class	Gilt yield (g) + risk margin	Income	Gains	30 June 2006 Total	31 December 2005 Total
Gilts	g	4.7%	-	4.7%	4.1%
Other fixed interest	g+0.5%	5.2%	-	5.2%	4.6%
Index linked gilts	g	2.2%	2.5%	4.7%	4.1%
Equities - UK	g+2.5%	3.1%	4.1%	7.2%	6.6%
Equities - overseas	g+2.5%	2.0%	5.2%	7.2%	6.6%
Property	g+2.5%	7.2%	-	7.2%	6.6%

The rate of increase in the Retail Price Index (RPI) at 30 June 2006 is assumed to be 3.2%, based on the difference between the annualised returns on the FTSE UK 15 year gilt index and the FTSE UK over 5 year index-linked gilt index at 5% inflation.

The bonus rates projected in the EEV will be those which would be paid by each company based on targeted percentages of asset shares and the assumed rates of investment return specified in the table above.

The asset mix assumed is based on the actual assets held at the valuation date in accordance with the investment criteria for each company.

Stochastic economic assumptions

The time value of options and guarantees is calculated using an economic scenario generator provided by Barrie and Hibbert, calibrated to market conditions as at 30 June 2006. The same scenario generator is used for both realistic balance sheet and EEV purposes.

Nominal interest rates are modelled using the LIBOR market model, calibrated to zero coupon bond yields plus ten basis points. The volatility structure of forward rates is calibrated to the observed volatilities on 20-year at-the-money swaptions.

Real interest rates are modelled using the two-factor Vasicek model, calibrated to gilts.

Equity volatility is calibrated to replicate the prices on a range of FTSE options.

A sample of derived volatilities (by asset class) is provided in the table below.

	Sample volatilities at 30 June 2006 (%				
Term (years)	5	15	20	25	35
15 year zero coupon bonds	7.2%	5.6%	5.0%	5.7%	7.6%
15 year A-rated corporate bonds	8.0%	7.1%	6.7%	7.4%	8.9%
Equity	17.4%	25.7%	26.9%	26.9%	27.9%

The time value of options and guarantees also allows for expected management actions and policyholder response to the varying external economic conditions simulated by the economic scenario generator. Policyholder response has been modelled based on historical experience. Management actions have been set in accordance with the Principles and Practices of Financial Management of each company.

Risk discount rates

Having adopted a market-consistent bottom-up approach, a set of risk discount rates were derived for each product group by calculating the risk discount rate under a traditional embedded value approach that, together with the economic assumptions set out above, produces the same result as that derived using the market-consistent embedded value approach.

The derived risk discount rates by product group are given below:

With-profit funds					Unit-	Othe
Alba	BA	PLP	PALAL	Annuities	linked	non-prof

Risk free rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.
Impact of:							
Bottom-up market risk	0.0%	2.0%	1.6%	0.7%	1.9%	1.3%	0.
Cost of options							
- market risks	-	0.1%	0.7%	-	-	-	
- non-market risks	1.1%	0.4%	0.3%	-	-	-	
Other non-market risk	-	-	-	-	0.3%	1.3%	1.
Risk discount rate 30 June 2006	5.9%	7.3%	7.4%	5.5%	7.0%	7.4%	6.
Risk discount rate 31 December 2005	n/a	7.1%(*)	6.5%	4.4%	9.1%	7.2%	5.

(*) At 31 December 2005, the risk discount rate disclosed for Britannic Assurance with-profit funds reflected their ownership of Alba. With effect from 1 January 2006, ownership of Alba transferred to the shareholders and a risk discount rate is now shown separately for Alba's with-profit fund. Alba's non-profit business is included under the rates shown for non-profit product groups.

The decrease in the bottom-up market risk for annuities from 4.4% at 31 December 2005 to 1.9% at 30 June 2006 primarily reflects changes in the assets backing the liabilities which were effected in the period. A significant proportion of the portfolio was switched from corporate bonds to gilts.

Expenses

The projected per policy expenses are based on the existing management services agreements with the management services division, adjusted to allow for costs incurred directly by the life companies (e.g. regulatory fees and one-time expenses).

The projected investment expenses are based on the fees agreed with the asset management business (or external fund managers, where appropriate), allowing for the current and projected future asset mix.

Corporate expenses have not been capitalised and will be included within the incurred expenses for management services business in each year as they arise.

Other assumptions

All other assumptions reflect the best estimate of future experience and are reviewed regularly in light of emerging data on both industry and

company-specific experience.

10. Sensitivity to assumptions

The table below summarises the key sensitivities to the EEV at 30 June 2006:

EEV sensitivities at 30 June 2006

	Change in EEV £m	% change
Base EEV at 30 June 2006	2,214.6	
100 basis point increase in risk discount rates	(151.5)	-6.8%
100 basis point increase in equity and property returns	n/a	n/a
100 basis point decrease in risk free-rates	(35.4)	-1.6%
10% reduction in market values of equity and property assets	(90.5)	-4.1%
10% proportionate decrease in lapse rates and paid up rates	(2.3)	-0.1%
10% proportionate increase in lapse rates and paid up rates	5.4	0.2%
5% proportionate decrease in mortality and morbidity (annuity)	(50.0)	-2.3%
5% proportionate decrease in mortality and morbidity (assurance)	29.3	1.3%
Decrease in required capital to regulatory minimum	25.8	1.2%

100 basis point increase in risk discount rates

This sensitivity has been shown to facilitate comparison between companies. The reduction in the EEV of £151.5 million arises from increasing the derived discount rates shown in note 9 by 1%.

100 basis point increase in equity and property returns

There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates

A decrease in risk-free rates impacts the EEV in several ways. The intrinsic burn through costs on PALAL and Alba will increase due to the lower assumed future investment returns and, to a lesser extent, the cost of financial options and guarantees will increase within the other with-profit funds. These costs together with the cost of the perpetual reset capital securities will be partly

offset by the upward revaluation of fixed interest assets and a fall in the cost of required capital. The overall impact of the decrease in risk-free rates is also affected by the shape of the risk-free yield curve at 30 June 2006.

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market values of equity and property assets leads to a £34.8 million reduction in shareholders' adjusted net worth and a £55.7 million reduction in the value of the in-force.

10% proportionate decrease in lapse rates and paid-up policy rates

A decrease in lapse and paid-up rates across all products and companies results in a marginal decrease in the EEV.

10% proportionate increase in lapse rates and paid-up policy rates

Similarly, an increase in lapse and paid-up rates across all products and companies results in a marginal increase in the EEV.

5% proportionate decrease in mortality and morbidity (annuity)

A 5% decrease in base mortality rates for annuity and morbidity rates for PHI business would cause a £50.0 million reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in base mortality rates for assurance and morbidity rates for PHI business would cause a £29.3 million increase in the EEV.

Decrease in required capital to regulatory minimum

Reducing the amount of required capital held by the life companies to the amount required to meet the minimum capital requirements set out in the FSA regulations would reduce the cost of capital by £25.8 million.

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Company	Resolution PLC
TIDM	RSL
Headline	Doc re. Interim Results
Released	13:53 13-Oct-06
Number	4429K

Resolution

Resolution plc ("the Company")

Interim Report for the six months to 30 June 2006

Further to the Interim Announcement of Results on 20 September 2006, copies of the Interim Report containing the half year results, financial statements and auditor's review report will today be mailed to shareholders and will also be available for inspection at the UK Listing Authority's Document Viewing facility located at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone 020 7676 1000

The Interim Report will also be available to view shortly on the Company website at www.resolutionplc.com.

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:20 24-Oct-06
Number	9671K


Resolution

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Resolution plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY (Nominees) Ltd – 208,596*

BNY Norwich Union Nominees Ltd – 6,413,065*

Chase GA Group Nominees Ltd – 14,060,424*

Chase Nominees Ltd – 774,131*

CUIM Nominee Ltd – 5,309,309*

Vidacos Nominees Ltd – 661,000*

* denotes beneficial interest

5. Number of shares / amount of stock acquired

41,396

6. Percentage of issued class

0.01%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary Shares of 5p

10. Date of transaction

20 October 2006

11. Date company informed

24 October 2006

12. Total holding following this notification

27,426,525*

* beneficial interest only

13. Total percentage holding of issued class following this notification

4.00%

14. Any additional information

Figures are based on shares in issue of 685,091,379

15. Name of contact and telephone number for queries

Steve Watts 01564 204339

16. Name and signature of authorised company official responsible for making this notification

Philip Griffin-Smith, Head of Company Secretariat

Date of notification

24 October 2006

END

Company	Resolution PLC
TIDM	RSL
Headline	Capital requirements
Released	10:01 03-Nov-06
Number	5114L


Resolution

3 November 2006

PROPOSALS AFFECTING LIFE INSURERS' RESERVING AND CAPITAL REQUIREMENTS

Resolution plc is studying the proposals affecting life insurers' reserving and capital requirements contained within Consultation Paper 06/16 issued by the FSA on 18 September 2006. It is anticipated that these proposals, subject to consultation, will come into force on 31 December 2006 and that they are likely to have the effect of reducing the level of capital and mathematical reserves that affected firms will be required to hold.

The proposals are complex and their materiality to Resolution at this stage is unclear. Resolution has therefore decided not to proceed at this time with an issue of Tier 2 hybrid capital in relation to the acquisition of the UK and offshore life businesses of Abbey National plc. Resolution has refinanced the £380 million outstanding balance of the bridging finance taken out to finance that acquisition with a term loan facility provided by HSBC Bank plc, JP Morgan plc and Lehman Brothers International (Europe).

In connection with the acquisition, Resolution stated that it had expected, prior to 31 December 2006, to make a proposal to the holders of the Scottish Mutual Assurance Limited (SMA) subordinated debt to replace those bonds with alternative bonds issued by Resolution plc itself on substantially the same terms as the SMA bonds. For the reasons set out above, Resolution has decided to defer making such a proposal until 2007. It remains Resolution's expectation that such a proposal will be made to SMA bondholders.

A further update on the Tier 2 hybrid issue and the SMA bonds will be given in conjunction with Resolution's preliminary results on 3 April 2007.

Enquiries:

Resolution plc
Steve Riley, Investor Relations Director — +44 (0)20 7489 4515

Temple Bar Advisory Limited
Alex Child-Villiers — +44 (0)7795 425580

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Company	Resolution PLC
TIDM	RSL
Headline	Press speculation
Released	08:52 13-Nov-06
Number	9514L


Resolution

Not for release, publication or distribution, in whole or in part, in or into the United States of America, Canada, Australia or Japan

13 November 2006
For immediate release

Resolution plc ("Resolution") ("the Company")

Resolution notes the recent press speculation.

As part of its stated strategy of participating in the ongoing consolidation in the UK life sector, Resolution assesses a wide range of possible transactions.

As part of this assessment Resolution confirms it is currently in very early discussions with various parties concerning a wide range of possible transactions, including acquisitions, business combinations, or a possible offer for the Company.

There can be no certainty that any of these options under review will result in a transaction or an offer being made by or for the Company. A further announcement will be made in due course.

Enquiries:

Analysts and investors

Resolution plc

Steve Riley, Investor Relations Director +44 (0)20 7489 4515

Media

Temple Bar Advisory Limited

Alex Child-Villiers +44 (0)7795 425580

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period"

otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

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Company	Resolution PLC
TIDM	RSL
Headline	Press speculation
Released	08:52 13-Nov-06
Number	9514L

Resolution

Not for release, publication or distribution, in whole or in part, in or into the United States of America, Canada, Australia or Japan

13 November 2006
For immediate release

Resolution plc ("Resolution") ("the Company")

Resolution notes the recent press speculation.

As part of its stated strategy of participating in the ongoing consolidation in the UK life sector, Resolution assesses a wide range of possible transactions.

As part of this assessment Resolution confirms it is currently in very early discussions with various parties concerning a wide range of possible transactions, including acquisitions, business combinations, or a possible offer for the Company.

There can be no certainty that any of these options under review will result in a transaction or an offer being made by or for the Company. A further announcement will be made in due course.

Enquiries:

Analysts and investors

Resolution plc

Steve Riley, Investor Relations Director +44 (0)20 7489 4515

Media

Temple Bar Advisory Limited

Alex Child-Villiers +44 (0)7795 425580

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period"

otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution)
Released	12:22 13-Nov-06
Number	9761L

RNS Number:9761L
Newton Investment Management Ltd
13 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	10 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,229,399	2.66		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,229,399	2.66		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,600	6.34

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 13 November 2006

Contact name Barry Smalls
Telephone number 0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Resolution PLC
TIDM	RSL
Headline	Rule 2.10 Announcement
Released	16:43 13-Nov-06
Number	0042M



Not for release, publication or distribution, in whole or in part, in or into the United States of America, Canada, Australia or Japan

13 November 2006
For immediate release

Resolution plc ("Resolution")

Rule 2.10 Announcement – Relevant Securities in Issue and Disclosure Requirements

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Resolution confirms that as at the close of business on 10 November 2006 its issued share capital consists of 685,120,780 ordinary shares of 5 pence each.

The ISIN reference number for these securities is GB0004342563.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	11:09 14-Nov-06
Number	0365M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**13 NOVEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	36,607,821	5.343%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	36,607,821	5.343%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	5,482	GBP6.590000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 NOVEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:12 14-Nov-06
Number	0372M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**13 November 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**	
	Number	**(%)**	**Number**	
(1) Relevant securities	**10,951**	**(0.00%)**	**10,681**	**(**
(2) Derivatives (other than options)		**(0.00%)**		
(3) Options and agreements to purchase/sell		**(0.00%)**		
Total	**10,951**	**(0.00%)**	**10,681**	**(**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities		**(0.00%)**	

(2) Derivatives (other than options)	(0.00%)	
(3) Options and agreements to purchase/sell	(0.00%)	
Total	(0.00%)	

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchases	Number of securities	Price per unit (Note 4)
	8,254	GBP 6.3900
	2,697	GBP 6.3850
Total	10,951	

Sales	Number of securities	Price per unit (Note 4)
	10,681	GBP 6.5500
Total	10,681	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	14 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 9)	Corporate Broker

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:11 14-Nov-06
Number	0371M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	13 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,538,777	GBP 6.6800	GBP 6.5500

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
1,769,601	GBP 6.6850	GBP 6.4000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**14 November 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Regulatory Announcement

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	13:57 14-Nov-06
Number	0569M

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**13 November 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**0 (0.000%)**		**0 (0.000%)**
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**0 (0.000%)**		**0 (0.000%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities (ISIN XS0176780517)			
(1) Relevant securities			

(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
Purchases	17,683	6.5975 GBP
Purchases	5526	6.5975 GBP
Purchases	111	6.5975 GBP
Purchases	2883	6.5975 GBP
Sale	906	6.5975 GBP
Sale	1357	6.5975 GBP
Sale	2986	6.5975 GBP
Sale	8,520	6.5975 GBP
Sale	12,434	6.5975 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**14 November 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**RESOLUTION PLC**
Nature of connection (Note 9)	**Advisor**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	13:57 14-Nov-06
Number	0567M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**13 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
533225	6.675 GBP	6.6066 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
460335	6.69 GBP	6.6034 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Long	103000	6.6034 GBP
CFD	Short	10800	6.6548 GBP
CFD	Long	100	6.5937 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European**	**Expiry date**	**Opti paid per ı**

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	14 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	14:34 14-Nov-06
Number	0632M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**13 November 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short	
	Number	**(%)**	**Number**	
(1) Relevant securities	**4,116**	**(0.00%)**	**10,619**	**(**
(2) Derivatives (other than options)	**(0.00%)**			
(3) Options and agreements to purchase/sell	**(0.00%)**			
Total	**4,116**	**(0.00%)**	**10,619**	**(**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**

(1) Relevant securities	(0.00%)	
(2) Derivatives (other than options)	(0.00%)	
(3) Options and agreements to purchase/sell	(0.00%)	
Total	(0.00%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchases	Number of securities	Price per unit (Note 4)
	8,254	GBP 6.3900
	2,697	GBP 6.3850
Total	10,951	

Sales	Number of securities	Price per unit (Note 4)
	10,681	GBP 6.5500
Total	10,681	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**14 November 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 9)	**Corporate Broker**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	15:01 14-Nov-06
Number	0657M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	13/11/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,428,392	3.57		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,428,392	3.57		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,000	£6.595

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	14/11/06
Contact name	Robert Haggerty
Telephone number	01224 425266

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Resolution Plc
Released	15:07 14-Nov-06
Number	PRNUK-1411

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	13 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,998,259	4.08		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,998,259	4.08		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	990000	6.59800GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 14 November 2006

Contact name	Hatal Patel
Telephone number	020 7548 3183
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:05 15-Nov-06
Number	1119M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**14 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
610476	**6.7768 GBP**	**6.6921 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
473537	**7.0303 GBP**	**6.72 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**1753**	**6.7898 GBP**
CFD	**Long**	**9636**	**6.7898 GBP**
CFD	**Long**	**36935**	**6.7898 GBP**
CFD	**Long**	**2676**	**6.7898 GBP**
CFD	**Long**	**40750**	**6.828 GBP**
CFD	**Long**	**30000**	**6.7437 GBP**
CFD	**Long**	**50000**	**6.7768 GBP**
CFD	**Short**	**139**	**6.7804 GBP**
CFD	**Short**	**212**	**6.7804 GBP**

(c) Options transactions in respect of existing securities

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	15 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:09 15-Nov-06
Number	1130M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**14 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
682,129	**GBP 6.81.00**	**GBP 6.7000**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
466,616	**GBP 6.8500**	**GBP 6.7000**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**15 November 2006**
Contact name	**Nicola Hall**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	11:51 15-Nov-06
Number	1193M

RNS Number:1193M
Newton Investment Management Ltd
15 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	14 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,170,199	2.65		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,170,199	2.65		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	59,200	6.76

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 15 November 2006

Contact name Barry Smalls
Telephone number 0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:00 15-Nov-06
Number	1210M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	14th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	34,654,780	5.05%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	34,654,780	5.05%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	702,141	GBP 6.764593
Sale	7,027	GBP 6.775
Sale	135,901	GBP 6.87

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15th November 2006
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	14:08 15-Nov-06
Number	1313M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Aberdeen Asset Management PLC***
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**14/11/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,426,092	3.57		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,426,092	3.57		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,300	£6.755

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	15/11/06
Contact name	Robert Haggerty
Telephone number	01224 425266

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:13 15-Nov-06
Number	1320M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	14 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,440,663	(3.421%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,440,663	(3.421%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	470,000	£6.761
Transfer out	10,242	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 November 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution
Released	14:54 15-Nov-06
Number	1405M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.05
Date of dealing	14 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	43,508,635	6.35		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	43,508,635	6.35		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,800	GBP 6.755

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 November 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	15:19 15-Nov-06
Number	1468M

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	14/11/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 89,704 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	14862945	2.16973		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	14928664	2.17932	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	4488	6.76
SELL	4573	6.73
SELL	1490	6.73

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)
CFD	LONG	7560	6.78
CFD	LONG	8513	6.78
CFD	LONG	73631	6.78

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	15/11/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Resolution PLC
TIDM	RSL
Headline	Holding(s) in Company
Released	16:23 15-Nov-06
Number	1537M



NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Resolution plc

2. Name of shareholder having a major interest

Prudential plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PRUCLT HSBC GIS NOM(UK) A/C PAC – 26,663,268
PRUCLT HSBC GIS NOM(UK) A/C PPL – 180,555

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 5p

10. Date of transaction

-

11. Date company informed

15 November 2006

12. Total holding following this notification

26,843,823

13. Total percentage holding of issued class following this notification

3.91%

14. Any additional information

-

15. Name of contact and telephone number for queries

Alison Ricketts 01564 202670

16. Name and signature of authorised company official responsible for making this notification

Philip Griffin-Smith, Head of Company Secretariat

Date of notification

15 November 2006

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	10:43 16-Nov-06
Number	1864M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.05
Date of dealing	**15 November 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	43,008,635	6.27		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	43,008,635	6.27		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500,000	GBP 6.662

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 November 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:09 16-Nov-06
Number	1909M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**15 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,040,213	**GBP 6.7250**	**GBP 6.6300**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,012,586	**GBP 6.7500**	**GBP 6.6300**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**16 November 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


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Regulatory Announcement

Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	11:20 16-Nov-06
Number	1918M

RNS Number:1918M
Newton Investment Management Ltd
16 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	15 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,138,699	2.65		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,138,699	2.65		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	31,500	6.67

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 16 November 2006

Contact name Barry Smalls

Telephone number 0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	11:42 16-Nov-06
Number	1952M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	15 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	36,596,608	5.342%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	36,596,608	5.342%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	11,213	GBP6.641751

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 NOVEMBER 2006
Contact name	DIANE THIRKETTLE

Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:43 16-Nov-06
Number	1953M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
74408	6.6703 GBP	6.6703 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
411208	6.7704 GBP	6.676 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	16 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure-Amendment
Released	11:45 16-Nov-06
Number	1958M

FORM 38.5

AMENDMENT – Due to cancellation and amendment of transactions, the disclosure made on 15 November 2006, for trading on 14 November 2006 is being updated.
Total purchases originally disclosed, 610,476 shares, has been updated to total purchases, 947,627 shares.
Total sales originally disclosed, 473,537 shares has been updated to total sales, 473,186 shares.

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**14 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
947,627	**6.7768 GBP**	**6.6921 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
473186	**7.0303 GBP**	**6.72 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**1753**	**6.7898 GBP**
CFD	**Long**	**9636**	**6.7898 GBP**
CFD	**Long**	**36935**	**6.7898 GBP**
CFD	**Long**	**2676**	**6.7898 GBP**
CFD	**Long**	**40750**	**6.828 GBP**

CFD	Long	30000	6.7437 GBP
CFD	Long	50000	6.7768 GBP
CFD	Short	139	6.7804 GBP
CFD	Short	212	6.7804 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	16 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:23 16-Nov-06
Number	2027M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	15th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	33,670,602	4.91%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	33,715,602	4.92%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,184	GBP 6.6469
Sale	661,720	GBP 6.670663
Sale	172,247	GBP 6.6945

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16th November 2006
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Resolution plc – Rule 12g3-2(b) Exemption Request

APPENDIX A5: OTHER PUBLIC DISCLOSURES

Volume 3

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:27 16-Nov-06
Number	2140M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	15 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	22,879,946	(3.339%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,879,946	(3.339%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	530,000	£6.665
Transfer out	30,718	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	16 November 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Resolution PLC
TIDM	RSL
Headline	Blocklisting Interim Review
Released	16:20 16-Nov-06
Number	2285M

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 16 November 2006

1. Name of *applicant*:

Resolution plc

2. Name of scheme

The Resolution 1998 Savings Related Share Option Scheme

3. Period of return:

From 16 May 2006 To 16 November 2006

4. Balance under scheme from previous return:

0

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

2,000,000

6. Number of *securities* issued/allotted under scheme during period:

1,269,111

7 Balance under scheme not yet issued/allotted at end of period

730,889

8. Number and *class* of *securities* originally listed and the date of admission

2,000,000 ordinary shares of 5 pence each, admitted on 16 May 2006

9. Total number of *securities* in issue at the end of the period

685,120,780 ordinary shares of 5 pence each

Name of contact Steven Watts

Address of contact Resolution plc, 1 Wythall Green Way, Wythall,
Birmingham, B476WG

Telephone number of contact 01564 204339

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 16 November 2006

1. Name of *applicant*:

Resolution plc

2. Name of scheme

The Resolution 2005 Savings Related Share Option Scheme

3. Period of return:

From 16 May 2006 To 16 November 2006

4. Balance under scheme from previous return:

0

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

500,000

6. Number of *securities* issued/allotted under scheme during period:

274

7 Balance under scheme not yet issued/allotted at end of period

499,726

8. Number and *class* of *securities* originally listed and the date of admission

500,000 ordinary shares of 5 pence each, admitted on 16 May 2006

9. Total number of *securities* in issue at the end of the period

685,120,780 ordinary shares of 5 pence each

Name of contact Steven Watts

Address of contact Resolution plc, 1 Wythall Green Way, Wythall, Birmingham, B476WG

Telephone number of contact 01564 204339

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 16 November 2006

1. Name of *applicant*:

Resolution plc

2. Name of scheme

The Resolution 1998 Approved Share Option Scheme

3. Period of return:

From 16 May 2006 To 16 November 2006

4. Balance under scheme from previous return:

0

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

500,000

6. Number of *securities* issued/allotted under scheme during period:

93,730

7 Balance under scheme not yet issued/allotted at end of period

406,270

8. Number and *class* of *securities* originally listed and the date of admission

500,000 ordinary shares of 5 pence each, admitted on 16 May 2006

9. Total number of *securities* in issue at the end of the period

685,120,780 ordinary shares of 5 pence each

Name of contact Steven Watts

Address of contact Resolution plc, 1 Wythall Green Way, Wythall, Birmingham, B476WG

Telephone number of contact 01564 204339

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 16 November 2006

1. Name of *applicant*:

Resolution plc

2. Name of scheme

The Resolution 1998 Unapproved Share Option Scheme

3. Period of return:

From 16 May 2006 To 16 November 2006

4. Balance under scheme from previous return:

0

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000

6. Number of *securities* issued/allotted under scheme during period:

84,016

7 Balance under scheme not yet issued/allotted at end of period

915,984

8. Number and *class* of *securities* originally listed and the date of admission

1,000,000 ordinary shares of 5 pence each, admitted on 16 May 2006

9. Total number of *securities* in issue at the end of the period

685,120,780 ordinary shares of 5 pence each

Name of contact Steven Watts

Address of contact Resolution plc, 1 Wythall Green Way, Wythall, Birmingham, B476WG

Telephone number of contact 01564 204339

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:44 17-Nov-06
Number	2611M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**16 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,283,224	**GBP 6.6900**	**GBP 6.5875**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,386,106	**GBP 6.7400**	**GBP 6.5850**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	17 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Resolution plc
Released	10:56 17-Nov-06
Number	2624M

RNS Number:2624M
Newton Investment Management Ltd
17 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	16 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,114,535	2.64		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,114,535	2.64		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	24,164	6.68

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	17 November 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- RESOLUTION PLC
Released	11:08 17-Nov-06
Number	2635M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**16 NOVEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	36,588,937	5.341%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	36,588,937	5.341%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	7,671	GBP6.587500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 NOVEMBER 2006
Contact name	DIANE THIRKETTLE

Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:09 17-Nov-06
Number	2741M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**16 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
91030	6.71 GBP	6.7021 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
291030	6.7379 GBP	6.6351 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	200000	6.6336 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer(none, this should be stated.

Date of disclosure	17 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Blundall, Jayne

From: portfolio@londonstockexchange.com
Sent: 17 November 2006 12:14
To: O'Farrell, Clare
Subject: Market News alert - RSL - EPT Disclosure - Amendment

Market news alert generated 17-Nov-2006 12:13:55

A market news story has been released that matched your alert criteria.

EPT Disclosure - Amendment

View the full market news story at
http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?id=1341404&source=RNS

EXCHANGE INSIGHT from the London Stock Exchange

To change your alert criteria, reset an alert or unsubscribe from this service, please login to the alerts section and amend your settings.

To change your email address, please login to the My account section. If you have any queries, please contact us at portfolio@londonstockexchange.com

----

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	12:13 17-Nov-06
Number	2743M

FORM 38.5

AMENDMENT – Due to amendment of transactions, the disclosure made on 16 November 2006, for trading on 14 November 2006 is being updated.
Total purchases originally disclosed, 947,627 shares, has been updated to total purchases, 950,437 shares.

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**14 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
950,437	**6.7768 GBP**	**6.6921 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
473186	**7.0303 GBP**	**6.72 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**1753**	**6.7898 GBP**
CFD	**Long**	**9636**	**6.7898 GBP**
CFD	**Long**	**36935**	**6.7898 GBP**
CFD	**Long**	**2676**	**6.7898 GBP**
CFD	**Long**	**40750**	**6.828 GBP**
CFD	**Long**	**30000**	**6.7437 GBP**

CFD	Long	50000	6.7768 GBP
CFD	Short	139	6.7804 GBP
CFD	Short	212	6.7804 GBP
CFD	Long	2810	6.5239 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	17 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:41 17-Nov-06
Number	2814M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	16th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	33,524,126	4.89%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	33,569,126	4.89%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,393	GBP 6.6762
Sale	151,500	GBP 6.64

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17th November 2006
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	13:23 17-Nov-06
Number	2866M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.05
Date of dealing	16 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	41,229,595	6.01		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	41,229,595	6.01		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	750,000	GBP 6.6
Sale	1,070,000	GBP 6.6632

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**17 November 2006**
Contact name	**Helen Lewis**

Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	13:36 17-Nov-06
Number	2873M

RNS Number:2873M
F&C Asset Management PLC
17 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C ASSET MANAGEMENT PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.05
Date of dealing	16/11/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,765,121	(3.61%)	-	
(2) Derivatives (other than options)	-		-	
(3) Options and agreements to purchase/sell	-		-	
Total	24,765,121	(3.61%)	-	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	-		-	

(2) Derivatives (other than options)	-	-
(3) Options and agreements to purchase/sell	-	-
Total	-	-

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
-	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	7,820	GBP 6.64

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
-			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
-						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
-		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

-

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	17/11/06
Contact name	PETER FRASER
Telephone number	0131 465 1051
If a connected EFM, name of offeree /offeror with which connected	-
If a connected EFM, state nature of connection (Note 10)	-

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	16:58 17-Nov-06
Number	3126M

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	16/11/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	15368028	2.24347		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	15433747	2.25306	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	902	6.68
SELL	10553	6.69

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	17/11/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Resolution PLC
TIDM	RSL
Headline	Rule 2.10 Announcement
Released	09:00 20-Nov-06
Number	3072M

Resolution

Not for release, publication or distribution, in whole or in part, in or into the United States of America, Canada, Australia or Japan
20 November 2006
For immediate release
Resolution plc ("Resolution")
Rule 2.10 Announcement – Relevant Securities in Issue and Disclosure Requirements
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Resolution confirms that as at the close of business on 17 November 2006 its issued share capital consists of 685,146,763 ordinary shares of 5 pence each.
The ISIN reference number for these securities is GB0004342563.
Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.
"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel

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Company	Resolution PLC
TIDM	RSL
Headline	Director/PDMR Shareholding
Released	09:00 20-Nov-06
Number	3075M


Resolution

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Resolution plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Paul Andrew Thompson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person named in (3) above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person named in (3) above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Paul Andrew Thompson

8 State the nature of the transaction

Maturity of Savings Related Share Option

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

8,784

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.001%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

-

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

13. Price per *share* or value of transaction

£1.0757

14. Date and place of transaction

17 November 2006, Birmingham

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

8,784

0.001%

16. Date issuer informed of transaction

17 November 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

Steven Watts, Assistant Company Secretary

01564 204339

Name and signature of duly authorised officer of *issuer* responsible for making notification

Philip Griffin-Smith, Head of Secretariat

Date of notification

20 November 2006

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:00 20-Nov-06
Number	3363M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**17 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
113,213	**GBP 6.6614**	**GBP 6.5800**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
554,022	**GBP 6.6700**	**GBP 6.5800**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	20 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:34 20-Nov-06
Number	3461M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**17 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
17,306	**6.6289 GBP**	**6.6289 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
17,306	**6.6467 GBP**	**6.6467 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	20 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Resolution PLC
TIDM	RSL
Headline	Rule 8.1- Resolution plc
Released	11:55 20-Nov-06
Number	3468M



FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Paul Thompson
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 5p each
Date of dealing	17 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	See Appendix A			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell	See Appendix A			
Total	See Appendix A			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

See Appendix A

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
1998 Savings Related Share Option Scheme	8,784	£1.0757

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	20 November 2006
Contact name	Steven Watts
Telephone number	01564 204339
Name of offeree/offeror with which associated	Resolution plc
Specify category and nature of associate status (Note 10)	Executive Director of Resolution plc

Notes The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Appendix A

Paul Thompson's Interests in Shares

Interests in Resolution plc £0.05 ORDINARY 5P shares - held by Thompson, Paul Andrew			
Date	Shares Acquired	Shares Disposed	Balance
17/11/2006	8,784		8,784

Interests in Resolution plc 1998 Approved Executive Share Option Scheme Share Option Scheme granted over £0.05 ORDINARY 5P shares				
Date	Shares Granted	Balance	Exercise Price per Share	Exercisable From / To
15/04/2003	22,420	22,420	£1.34	15/04/2006 14/04/2013

Interests in Resolution plc 1998 Unapproved Executive Share Option Scheme Share Option Scheme granted over £0.05 ORDINARY 5P shares				
Date	Shares Granted	Balance	Exercise Price per Share	Exercisable From / To
15/04/2003	185,723	185,723	£1.38	15/04/2006 14/04/2013

Interests in Resolution plc Resolution 2002 Long Term Incentive Plan granted over £0.05 ORDINARY 5P shares - held by Thompson, Paul Andrew				
Date	Shares Granted	Balance	Exercise Price per Share	Exercisable From / To
15/04/2003	212,998	212,998	Nil	15/04/2006 15/04/2007
08/04/2004	252,003	252,003	Nil	08/04/2007 08/04/2008

Interests in Resolution plc Resolution 2002 Long Term Incentive Plan granted over £0.05 ORDINARY 5P shares				
Date	Shares Granted	Balance	Exercise Price per Share	Exercisable From / To
01/04/2005	228,694	228,694	Nil	01/04/2008 01/04/2009

Interests in Resolution plc Resolution 2005 Long Term Incentive Plan granted over £0.05 ORDINARY 5P shares				
Date	Shares Granted	Balance	Exercise Price per Share	Exercisable From / To
21/09/2005	162,381	162,381	Nil	21/09/2008 21/03/2009
10/04/2006	185,713	184,713	Nil	10/04/2009 10/10/2009

Interests in Resolution plc 2005 SAYE Share Option Scheme Share Option Scheme granted over £0.05 ORDINARY 5P shares - held by Thompson, Paul Andrew				
Date	Shares Granted	Balance	Exercise Price per Share	Exercisable From / To
04/05/2006	2,055	2,055	£4.5476	01/06/2009 30/11/2009

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	12:00 20-Nov-06
Number	3505M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.05
Date of dealing	17 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	41,129,595	6.00		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	41,129,595	6.00		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	GBP 6.6509

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**20 November 2006**
Contact name	**Helen Lewis**
Telephone number	**0207 528 6742**

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:09 20-Nov-06
Number	3577M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	17th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	33,526,093	4.89%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	33,571,093	4.90%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,967	GBP 6.6189

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20th November 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	14:14 20-Nov-06
Number	3621M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	17/11/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,196,092	3.53		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,196,092	3.53		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	230,000	£6.604734

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	20/11/06
Contact name	Robert Haggerty
Telephone number	01224 425266

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:57 20-Nov-06
Number	PRNUK-2011

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	17 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,748,259	4.05%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,748,259	4.05%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	250,000	6.61620GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 20 November 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Resolution Plc
Released	10:55 21-Nov-06
Number	4222M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**20 November 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	40,701,195	5.94		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,701,195	5.94		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	428,400	GBP 6.607

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 November 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:20 21-Nov-06
Number	4258M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**20 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
742,238	**GBP 6.6150**	**GBP 6.5500**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
752,718	**GBP 6.6200**	**GBP 6.6000**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	21 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:24 21-Nov-06
Number	4264M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**17 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
593,213	**GBP 6.6614**	**GBP 6.5800**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
564,008	**GBP 6.6700**	**GBP 6.5800**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	21 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 21-Nov-06
Number	4341M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
10710	6.602 GBP	6.602 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
10710	6.6059 GBP	6.6059 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	21 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:14 21-Nov-06
Number	4369M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	20th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	33,529,125	4.89%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	33,574,125	4.90%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,256	GBP 6.6051

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21st November 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	12:23 21-Nov-06
Number	4388M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	20/11/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,175,942	3.53		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,175,942	3.53		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	19,400	£6.601533
Sale	750	£6.60

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	21/11/06
Contact name	Robert Haggerty

Telephone number	01224 425266
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- RESOLUTION PLC
Released	14:44 21-Nov-06
Number	4529M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**20 NOVEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	36,638,937	5.348%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	36,638,937	5.348%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	50,000	GBP6.602500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 NOVEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:55 21-Nov-06
Number	PRNUK-2111

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	20 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,578,259	4.02%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,578,259	4.02%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	170,000	6.61160GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 21 November 2006

Contact name Emma Thompson

Telephone number 020 7548 2293

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	10:54 22-Nov-06
Number	5009M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**21 November 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	40,046,195	5.84		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,046,195	5.84		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	655,000	GBP 6.6058

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 November 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:20 22-Nov-06
Number	5059M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	21st November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	33,312,998	4.86%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	33,357,998	4.86%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	213,500	GBP 6.625

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22nd November 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:34 22-Nov-06
Number	5084M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**21 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,488,489	**GBP 6.6450**	**GBP 6.5700**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3
1,567,408	**GBP 6.6372**	**GBP 6.5400**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	22 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:36 22-Nov-06
Number	5088M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**20 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
742,238	**GBP 6.6150**	**GBP 6.5500**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
810,718	**GBP 6.6200**	**GBP 6.6000**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	22 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:51 22-Nov-06
Number	5110M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**21 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
533231	**6.5978 GBP**	**6.5899 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
747916	**6.6165 GBP**	**6.57 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**40180**	**6.6151 GBP**
CFD	**Long**	**32820**	**6.6151 GBP**
CFD	**Long**	**14500**	**6.5929 GBP**
CFD	**Long**	**4711**	**6.5899 GBP**
CFD	**Short**	**28552**	**6.5839 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per u

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**22 November 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**RESOLUTION PLC**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Lazard Asset Management
TIDM	
Headline	Rule 8.1- Resolution PLC
Released	12:17 22-Nov-06
Number	4975M

RNS Number:4975M
Lazard Asset Management
22 November 2006

FORM 8.1(b)(ii)

DEALINGS BY CONNECTED EXEMPT FUND MANAGERS
ON BEHALF OF DISCRETIONARY CLIENTS
(Rule 8.1(b)(ii) of the Takeover Code)

1. KEY INFORMATION

Name of exempt fund manager	LAZARD ASSET MANAGEMENT LIMITED
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate 1	ORD
Date of dealing	21ST NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in 2

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities 3	1,184,600	0.173		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,184,600	0.173		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in 2

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities 3				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe 2

Class of relevant security: Details

3. DEALINGS 4

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit 5
PURCHASE	148,100	6.5945
PURCHASE	586,500	6.5945

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short 6	Number of securities 7	Price per unit 5

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates 7	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit 5

(d) Other dealings (including new securities) 4

Nature of transaction 7	Details	Price per unit (if applicable) 5

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? 9	NO
Date of disclosure	21ST NOVEMBER 2006
Contact name	ALAN WILLSON
Telephone number	0207 448 2798
Name of offeree/offeror with which connected	RESOLUTION
Nature of connection 10	ADVISOR

Notes

1. See the definition of "relevant securities" in the Definitions Section of the Code.

2. See Note 5 on Rule 8 and the definition of "interests in securities" in the Definitions Section of the Code. Rights to subscribe for new shares should be disclosed separately from interests and short positions in existing securities. Rights to subscribe include directors' and other executive options.

3. Where relevant securities are held within a fund in respect of which seed capital represents 10% or more of the funds under management, specify the percentage of seed capital in addition to the amount of stock held within that fund.

4. See the definition of "dealings" in the Definitions Section of the Code.

5. For all prices and other monetary amounts, the currency must be stated.

6. If a long position has been increased or a short position reduced as a result of the dealing, write "long". If a short position has been increased or a long position reduced as a result of the dealing, write "short". If the dealing has not resulted in a long or short position being increased or reduced, give details of the variation or other dealing.

7. See Note 3 on the definition of "interests in securities" in the Definitions Section of the Code.

8. State type of dealing, e.g. "subscription", "conversion", "exercise" etc.

9. Where there are open option positions or open derivative positions (other than CFDs), or where there is an agreement to purchase or to sell, Supplemental

Form 8 should be completed.

10. See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:13 22-Nov-06
Number	2175

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	21 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,605,043	3.01%	769,701	0.11%
(2) Derivatives (other than options)	1,083,112	0.16%	1,408,042	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	21,688,155	3.17%	2,177,743	0.32%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives				

(other than
options)

(3) Options and
agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	990	6.6000
Purchase	24,500	6.5798
Purchase	11,364	6.5700
Purchase	511	6.5513
Purchase	5,200	6.6050
Sale	1,203	6.6000
Sale	4,400	6.5716
Sale	397	6.5871
Sale	502,082	6.5602
Sale	28,287	6.5722

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	511	6.5513
CFD	Short	24500	6.5797
CFD	Short	5200	6.6050
CFD	Long	4400	6.5716

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22 November 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:14 22-Nov-06
Number	5217M

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	21/11/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16015828	2.33803		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16081547	2.34762	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	31503	6.59

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	22/11/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	14:34 22-Nov-06
Number	5309M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**21 NOVEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	36,988,178	5.399%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	36,988,178	5.399%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	375,000	GBP6.610000
SALE	25,759	GBP6.585000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22 NOVEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:34 22-Nov-06
Number	5306M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	21 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,608,866	(3.300%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,608,866	(3.300%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	206,080	£6.580
Sale	65,000	£6.625

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 November 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:51 22-Nov-06
Number	PRNUK-2211

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	21 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,353,259	3.99%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,353,259	3.99%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	225,000	6.61230GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 22 November 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:07 23-Nov-06
Number	5783M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**22 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
377,503	**GBP 6.6025**	**GBP 6.5000**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
253,894	**GBP 6.6150**	**GBP 6.4850**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	23 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:28 23-Nov-06
Number	5889M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**22 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
12968	**6.498 GBP**	**6.498 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
12940	**6.4988 GBP**	**6.4988 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**14472**	**6.5091 GBP**
CFD	**Long**	**14500**	**6.5153 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	23 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	12:58 23-Nov-06
Number	6035M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	22/11/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,151,942	3.53		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,151,942	3.53		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	24,000	£6.55749

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	23/11/06
Contact name	Robert Haggerty
Telephone number	01224 425266

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:15 23-Nov-06
Number	6055M

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	22/11/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16014877	2.33789		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16080596	2.34748	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	6199	6.50
SELL	7150	6.50

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	23/11/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution
Released	14:35 23-Nov-06
Number	6111M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**22 November 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,947,009	5.83		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,947,009	5.83		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	115,000	GBP 6.6003
Sale	24,660	GBP 6.5525
Purchase	40,474	GBP 6.5075

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 November 2006
Contact name	Helen Lewis

Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:58 23-Nov-06
Number	PRNUK-2311

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	22 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,338,259	3.99%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,338,259	3.99%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	15,000	6.60250GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 23 November 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	15:02 23-Nov-06
Number	6172M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**16 NOVEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,036,905	5.406%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,036,905	5.406%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	57,000	GBP6.781760

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 23 NOVEMBER 2006

Contact name NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	15:23 23-Nov-06
Number	6201M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	22 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	36,950,218	5.393%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	36,950,218	5.393%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	213	GBP6.615023
SALE	86,900	GBP6.592500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	23 NOVEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	16:16 23-Nov-06
Number	2283

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	22 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,859,047	2.61%	764,801	0.11%
(2) Derivatives (other than options)	1,078,212	0.16%	1,409,942	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	18,937,259	2.76%	2,174,743	0.32%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives				

(other than
options)

(3) Options and
agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	4,900	6.6050
Purchase	1,900	6.5363
Purchase	85,539	Transfer
Sale	1,374,370	6.5074
Sale	1,369	6.5500
Sale	1,374,370	6.5074
Sale	2,687	6.6050
Sale	85,539	Transfer

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	1900	6.5363
CFD	Short	4900	6.6050

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

(Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	23 November 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:43 24-Nov-06
Number	6596M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**23 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
120,330	**GBP 6.4800**	**GBP 6.4000**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,203,614	**GBP 6.4850**	**GBP 6.4075**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**24 November 2006**
Contact name	**Nicola Hall**
Telephone number	**020 7508 6826**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	12:23 24-Nov-06
Number	6752M

RNS Number:6752M
Newton Investment Management Ltd
24 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	23 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,131,643	2.65		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,131,643	2.65		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	25,965	6.45
Take-off	8857	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 November 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Hermes Investment Management
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:45 24-Nov-06
Number	6711M

RNS Number:6711M
Hermes Investment Management
24 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	RESOLUTION
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES 5P
Date of dealing	23 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,867,797	1.002		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,867,797	1.002		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	69,659	6.415

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name,	Number of	Exercise price per unit

e.g. call option	securities	(Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 NOVEMBER 2006
Contact name	MIKE FALLON
Telephone number	020 7680 2160
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:37 24-Nov-06
Number	2198

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	23 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,887,051	2.46%	782,501	0.11%
(2) Derivatives (other than options)	1,092,835	0.16%	1,410,042	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	17,979,886	2.62%	2,192,543	0.32%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives				

(other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,739	6.4400
Purchase	4,512	6.4500
Purchase	100	6.4513
Purchase	7,612	6.4100
Purchase	12,900	6.4600
Purchase	9,024	6.4100
Sale	242,168	6.4760
Sale	726,510	6.4193
Sale	30,600	6.4247
Sale	4,512	6.4500
Sale	581	6.4710
Sale	4,512	6.4100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	6154	6.4380
CFD	Short	100	6.4513
CFD	Short	12900	6.4600
CFD	Long	30600	6.4246

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 November 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	13:57 24-Nov-06
Number	6881M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	23 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,343,258	(3.261%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,343,258	(3.261%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	261,002	£6.410
Sale	4,606	£6.406

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 November 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:34 24-Nov-06
Number	6912M

RNS Number:6912M
Lansdowne Partners Limited
24 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	LANSDOWNE PARTNERS LIMITED
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	23 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	8,617,167	(1.26%)		
(3) Options and agreements to purchase/sell				
Total	8,617,167	(1.26%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities	11,417,011	(1.67%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,417,011	(1.67%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	SHORT	1,500,000	£6.46

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24 NOVEMBER 2006
Contact name	SUZI NUTTON
Telephone number	020 7290 5503
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	15:03 24-Nov-06
Number	6954M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	23 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	36,949,941	5.393%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	36,949,941	5.393%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	277	GBP6.410000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 NOVEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:42 27-Nov-06
Number	7360M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**24 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
125,642	**GBP 6.3850**	**GBP 6.3250**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
353,223	**GBP 6.3800**	**GBP 6.3300**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	27 November 2006
Contact name	Nicola Hall
Telephone number	020 7508 6826
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	11:55 27-Nov-06
Number	7455M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	24 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	36,939,022	5.391%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	36,939,022	5.391%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	12,000	GBP6.337500
PURCHASE	1,081	GBP6.307502

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 NOVEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:40 27-Nov-06
Number	7533M

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	24/11/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16012491	2.33755		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16078210	2.34714	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	2386	6.37

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO

Disclosure Date	27/11/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:49 27-Nov-06
Number	7546M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**23 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
169659	**6.4182 GBP**	**6.4000 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**100,000**	**6.4115 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**27 November 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**RESOLUTION PLC**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:51 27-Nov-06
Number	7549M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
21507	6.37 GBP	6.3108 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
46539	6.385 GBP	6.3075 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	27 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:20 27-Nov-06
Number	7645M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	24 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	22,339,694	(3.261%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,339,694	(3.261%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,771	£6.311
Purchase	7,207	£6.342

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 November 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- (Resolution)
Released	14:23 27-Nov-06
Number	7651M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**24/11/2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,317,357	1.068		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,317,357	1.068		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale - Transition	302,870	6.41GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27/11/2006
Contact name	Gavin Dolding

Telephone number	020 7818 5217
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- (Resolution)
Released	14:28 27-Nov-06
Number	7649M

THE FOLLOWING AMENDMENT HAS BEEN MADE TO THE RULE 8 – RESOLUTION ANNOUNCMENT RELEASED 24/11/06 AT 11:46 UNDER RNS NUMBER: 6670M THE FULL CORRECT VERSION IS SHOWN BELOW [Amendments to Supplemental Form 8: relevant securities]

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**23/11/2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,620,227	1.112		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,620,227	1.112		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,788	6.41GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24/11/2006
Contact name	Gavin Dolding
Telephone number	020 7818 5217
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	16:23 27-Nov-06
Number	2303

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	24 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,730,463	2.73%	828,001	0.12%
(2) Derivatives (other than options)	1,138,335	0.17%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,868,798	2.90%	2,235,532	0.33%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives				

(other than
options)

(3) Options and
agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	166,442	Transfer
Purchase	4,142	Transfer
Purchase	4,512	6.41
Purchase	815	6.3800
Purchase	3,806	6.41
Purchase	11,804	6.3700
Purchase	19,881	6.4100
Purchase	5,640	6.3700
Sale	2,511	6.3311
Sale	14,300	6.3479
Sale	166,442	Transfer
Sale	31,200	6.3390
Sale	242,168	6.476
Sale	687,185	6.5074
Sale	726,510	6.4193
Sale	1,374,370	6.5074
Sale	1,374,370	6.5074
Sale	121,084	6.476
Sale	363,255	6.4193
Sale	687,185	6.5074
Sale	1,250	Transfer

NB: The below transactions which were disclosed on 22/11/2006 have been cancelled

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	1,374,370	6.5074
Sale	1,374,370	6.5074
Purchase	9,024	6.41
Sale	726,510	6.4193
Sale	242,168	6.476
Purchase	7,612	6.41

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	6154	6.438
CFD	Short	3077	6.438
CFD	Long	2511	6.3311
CFD	Long	31200	6.3389
CFD	Long	14300	6.3479

NB: The below transactions which were disclosed on 23/11/2006 have been cancelled

Long/Short	Number of Securities	Price per unit (GBP)
Short	6,154	6.438

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 November 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:50 28-Nov-06
Number	8261M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**27 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
2130	**6.285 GBP**	**6.285 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
2130	**6.285 GBP**	**6.285 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	28 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	12:22 28-Nov-06
Number	8291M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**27 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
600,217	**GBP 6.36**	**GBP 6.28**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
659,454	**GBP 6.355**	**GBP 6.285**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Expiry**	**Option money**

e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 5)	price	American, European etc.	date	paid/received per unit (Note 3)

(ii) **Exercising**

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	**28 November 2006**
Contact name	**Nicola Hall**
Telephone number	**020 7508 6826**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution
Released	13:09 28-Nov-06
Number	8331M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.05
Date of dealing	27 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	40,700,159	5.94		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,700,159	5.94		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	28,038	GBP 6.315

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**28 November 2006**
Contact name	**Helen Tasker**
Telephone number	**0207 528 6818**

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:55 28-Nov-06
Number	8472M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	27th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	33,942,998	4.95%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	33,987,998	4.96%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	630,000	GBP 6.31246

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28th November 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	17:23 28-Nov-06
Number	2323

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	27 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,686,243	2.73%	855,944	0.12%
(2) Derivatives (other than options)	1,173,958	0.17%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,860,201	2.90%	2,263,475	0.33%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives				

(other than
options)

(3) Options and
agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	155,856	Transfer
Purchase	14,491	6.3300
Purchase	4,512	6.2850
Purchase	4,512	6.3450
Purchase	120,091	Transfer
Purchase	6,000	6.3417
Sale	14,491	6.3300
Sale	4,512	6.2850
Sale	120,091	Transfer
Sale	27,400	6.3102
Sale	155,856	Transfer
Sale	20,400	6.3131
Sale	2,420	6.4100
Sale	4,512	6.3450

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	6177	6.3009
CFD	Short	6000	6.3416
CFD	Long	27400	6.3101
CFD	Long	20400	6.3130

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	28 November 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	11:32 29-Nov-06
Number	9011M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Aberdeen Asset Management PLC***
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**28/11/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,015,575	3.51		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,015,575	3.51		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	136,367	£6.19

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	29/11/06
Contact name	Kay Zaccarini
Telephone number	01224 425025

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:58 29-Nov-06
Number	9045M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**28 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
252743	**6.2104 GBP**	**6.1943 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
194261	**6.2279 GBP**	**6.1878 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**50000**	**6.1998 GBP**
CFD	**Long**	**25000**	**6.1955 GBP**
CFD	**Long**	**4352**	**6.205 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European**	**Expiry date**	**Opti paid per**

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	29 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	12:29 29-Nov-06
Number	9139M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**28 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
506,305	**GBP 6.2600**	**GBP 6.1700**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
826,845	**GBP 6.2500**	**GBP 6.1700**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	**Writing, selling,**	**Number of**	**Exercise**	**Type, e.g.**	**Expiry**	**Optic**

e.g. call option	purchasing, varying etc.	securities to which the option relates (Note 5)	price	American, European etc.	date	paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	29 November 2006
Contact name	Nicola Hall
Telephone number	020 7508 6826
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	13:23 29-Nov-06
Number	9206M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**28 NOVEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,120,966	5.418%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,120,966	5.418%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	131,602	GBP6.225000
PURCHASE	5,342	GBP6.225002
PURCHASE	45,000	GBP6.213000

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 29 NOVEMBER 2006

Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:23 29-Nov-06
Number	9208M

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	28/11/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16008812	2.33701		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16074531	2.34660	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	3679	6.20

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	29/11/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:40 29-Nov-06
Number	9227M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	28th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	34,400,938	5.02%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	34,445,938	5.02%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	502,500	GBP 6.244277
Sale	30,000	GBP 6.22

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29th November 2006
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:52 29-Nov-06
Number	2191

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	28 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,627,875	2.72%	1,754,982	0.26%
(2) Derivatives (other than options)	1,186,539	0.17%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,814,414	2.89%	3,162,513	0.46%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives				

(other than
options)

(3) Options and
agreements to
purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	643	6.2850
Sale	643	6.2850
Sale	10,300	6.1900
Sale	952	6.2100
Sale	500	6.2837
Sale	11,800	6.1972
Sale	1,817	Transfer
Sale	31,796	Transfer
Sale	1,203	6.2100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	10019	6.2046
CFD	Long	10300	6.1900
CFD	Long	11800	6.1972
CFD	Long	500	6.2837

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction	Details	Price per unit

(Note 8) (if applicable)
(Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 November 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:39 29-Nov-06
Number	9275M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	28 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	21,662,028	(3.162%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	21,662,028	(3.162%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	26,387	£6.219
Sale	704,053	£6.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 November 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution)
Released	11:33 30-Nov-06
Number	9869M

RNS Number:9869M
Newton Investment Management Ltd
30 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	29 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,289,099	2.67		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,289,099	2.67		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,600	6.245
Take on	155,856	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	30 November 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:36 30-Nov-06
Number	9878M

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**29 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
7,196	**GBP 6.3500**	**GBP 6.1650**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
14,594	**GBP 6.2800**	**GBP 6.2550**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	30 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:42 30-Nov-06
Number	9897M

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**29 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
715877	6.3513 GBP	6.1825 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
53343	6.325 GBP	6.1945 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	138500	6.28 GBP
CFD	Long	10000	6.2119 GBP
CFD	Long	10000	6.3513 GBP
CFD	Long	138500	6.28 GBP
CFD	Long	167400	6.2544 GBP
CFD	Long	250000	6.3116 GBP
CFD	Long	90000	6.3116 GBP
CFD	Long	68000	6.3116 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	30 November 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:54 30-Nov-06
Number	9937M

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	29th November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	34,551,150	5.04%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	34,596,150	5.04%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	288,981	GBP 6.2225
Sale	110,000	GBP 6.1825
Sale	20,269	GBP 6.215
Sale	8,500	GBP 6.24999

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30th November 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	12:36 30-Nov-06
Number	9977M

RNS Number:9977M
F&C Asset Management PLC
30 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C ASSET MANAGEMENT PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.05
Date of dealing	29/11/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,764,913	(3.61%)	-	
(2) Derivatives (other than options)	-		-	
(3) Options and agreements to purchase/sell	-		-	
Total	24,764,913	(3.61%)	-	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	-		-	

(2) Derivatives (other than options)	-	-
(3) Options and agreements to purchase/sell	-	-
Total	-	-

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
-	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	208	GBP 6.2800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
-			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
-						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
-		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

-

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30/11/06
Contact name	MIKE BASSI
Telephone number	0131 718 1093 (PLS NOTE NEW
If a connected EFM, name of offeree /offeror with which connected	-
If a connected EFM, state nature of connection (Note 10)	-

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- (Resolution)
Released	12:59 30-Nov-06
Number	0073N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**29/11/2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,308,708	1.067		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,308,708	1.067		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,649	6.223225GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	30/11/2006
Contact name	Gavin Dolding

Telephone number	020 7818 5217
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	13:24 30-Nov-06
Number	0093N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	29 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,123,566	5.418%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,123,566	5.418%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2,600	GBP6.220000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 NOVEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	15:10 30-Nov-06
Number	2282

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	29 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,105,495	2.79%	1,745,014	0.25%
(2) Derivatives (other than options)	1,165,443	0.17%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,270,938	2.96%	3,152,545	0.46%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	6,213	Transfer
Purchase	425,795	6.3094
Purchase	11,844	6.2800
Purchase	38,368	6.1945
Purchase	6,700	6.1700
Purchase	6,200	6.1965
Purchase	9,700	6.1965
Sale	9,300	6.3540
Sale	7,900	6.3287
Sale	10,000	6.3400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	6700	6.1700
CFD	Short	38368	6.1945
CFD	Short	3228	6.3012
CFD	Long	7900	6.3286
CFD	Long	10000	6.3400
CFD	Long	9300	6.3540

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	30 November 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3-Resolution Replace
Released	16:18 30-Nov-06
Number	0275N

FORM 8.3

The following replaces the Rule 8.3 announcement released on 29 November 2006 at 14.39 Number 9275M. A sale of 331,010 ordinary shares was omitted and the resultant holding was incorrectly reported as 21,662,028, which has now been corrected to 21,331,018. All other details remain unchanged and the amended text appears below.

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	28 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	21,331,018	(3.113%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	21,331,018	(3.113%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	331,010	£6.200
Purchase	26,387	£6.219
Sale	704,053	£6.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 November 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	16:16 30-Nov-06
Number	0279N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	29 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	19,648,206	(2.868%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,648,206	(2.868%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,682,812	£6.23

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 November 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:31 01-Dec-06
Number	0727N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**30 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
193,421	**GBP 6.3600**	**GBP 6.2300**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
188,025	**GBP 6.3500**	**GBP 6.2300**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	01 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Regulatory Announcement

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- (Resolution)
Released	11:32 01-Dec-06
Number	0728N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**30/11/2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,304,899	1.066		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,304,899	1.066		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,809	6.245007GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	1/12/2006
Contact name	Gavin Dolding

Telephone number	020 7818 5217
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:36 01-Dec-06
Number	0734N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**29 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
7,196	**GBP 6.3500**	**GBP 6.1650**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
17,194	**GBP 6.2800**	**GBP 6.2200**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	01 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Regulatory Announcement

Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3 - Resolution PLC
Released	12:19 01-Dec-06
Number	0802N

RNS Number:0802N
Newton Investment Management Ltd
01 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	30 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,330,199	2.68		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,330,199	2.68		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	41,100	6.27

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 01 December 2006

Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Resolution
Released	12:24 01-Dec-06
Number	0810N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**30 November 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	40,702,459	5.94		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,702,459	5.94		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2,300	GBP 6.235

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	01 December 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:45 01-Dec-06
Number	0878N

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS (Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**30 November 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
251340	**6.3731 GBP**	**6.195 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
113700	**6.3839 GBP**	**6.23 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**136600**	**6.2418 GBP**
CFD	**Long**	**1040**	**6.2794 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**01 December 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**RESOLUTION PLC**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- RESOLUTION PLC
Released	12:51 01-Dec-06
Number	0907N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	30 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,323,566	5.448%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,323,566	5.448%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	200,000	GBP6.249000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	01 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:25 01-Dec-06
Number	1008N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	30 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,645,112	(2.721%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,645,112	(2.721%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,003,094	£6.260

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	1 December 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	15:00 01-Dec-06
Number	1079N

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	30/11/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16096959	2.34988		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16162678	2.35947	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	19312	6.35
BUY	3100	6.35
BUY	14573	6.35
BUY	5359	6.35
BUY	1222	6.26
BUY	196702	6.35
BUY	49702	6.35
BUY	3951	6.35
SELL	2194	6.35
SELL	9853	6.35

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives

Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	01/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	15:17 01-Dec-06
Number	2267

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	30 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,044,537	2.78%	1,828,646	0.27%
(2) Derivatives (other than options)	1,220,143	0.18%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,264,680	2.96%	3,236,177	0.47%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	4,142	Transfer
Purchase	5,670	6.3500
Purchase	181	6.3500
Purchase	1,255	6.3500
Sale	26,400	6.3307
Sale	2,745	6.3500
Sale	28,300	6.3288
Sale	181	6.3500
Sale	5,670	6.3500
Sale	8,910	6.3500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	28300	6.3287
CFD	Long	26400	6.3307

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

(Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	01 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Wesleyan Assurance Society
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	16:29 01-Dec-06
Number	1195N

RNS Number:1195N
Wesleyan Assurance Society
01 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	WESLEYAN ASSURANCE SOCIETY
Company dealt in	RESOLUTION
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 5P
Date of dealing	1ST DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,667,542	1.265%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,667,542	1.265%		

(b) Interests and short positions in relevant securities of the company, other

than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	68,500	£6.3754
SALE	100,000	£6.51
SALE	100,000	£6.6038

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	1ST DECEMBER 2006
Contact name	IAN FARQUHARSON
Telephone number	0121 200 9050
If a connected EFM, name of offeree /offeror with which connected	

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Resolution plc – Rule 12g3-2(b) Exemption Request

APPENDIX A5: OTHER PUBLIC DISCLOSURES

Volume 4


RECEIVED
APR -9 A 9:15

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:04 04-Dec-06
Number	1624N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**01 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
879,005	**GBP 6.6083**	**GBP 6.5197**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
931,662	**GBP 6.6150**	**GBP 6.3850**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**04 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	11:09 04-Dec-06
Number	1632N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	01 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,322,573	5.447%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,322,573	5.447%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	372	GBP6.505000
SALE	621	GBP6.505008

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:22 04-Dec-06
Number	1651N

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**01 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
283843	**6.5227 GBP**	**6.3809 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
278706	**6.3927 GBP**	**6.2865 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**300**	**6.35 GBP**
CFD	**Short**	**40**	**6.2865 GBP**
CFD	**Short**	**300**	**6.35 GBP**
CFD	**Long**	**1727**	**6.5227 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Opti paid**

	varying etc.	relates (Note 5)		European etc.		per (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	04 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution
Released	11:31 04-Dec-06
Number	1659N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**01 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	40,652,459	5.93		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,652,459	5.93		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	50,000	GBP 6.6

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	04 December 2006
Contact name	Helen Tasker
Telephone number	0207 528 6818

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:31 04-Dec-06
Number	1660N

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**01 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	13,863 (0.000%)		4,479 (0.000%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	13,863 (0.000%)		4,479 (0.000%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities (ISIN XS0176780517)			
(1) Relevant securities			

(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
Purchases	3,450	6.3850 GBP

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**04 December 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**RESOLUTION PLC**
Nature of connection (Note 9)	**Advisor**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	12:16 04-Dec-06
Number	1752N

RNS Number:1752N
Newton Investment Management Ltd
04 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	01 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,312,577	2.67		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,312,577	2.67		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	17,622	6.48

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 December 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:18 04-Dec-06
Number	PRNUK-0412

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	01 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,582,259	3.87%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,582,259	3.87%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	4,000	6.56250GBP
SALE	340,000	6.51970GBP
SALE	420,000	6.56940GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 04 December 2006

Contact name Emma Thompson

Telephone number 020 7548 2293

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:43 04-Dec-06
Number	1910N

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	01/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16121643	2.35348		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16187362	2.36307	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	4433	6.39
BUY	21302	6.39
SELL	1051	6.39

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	04/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:46 04-Dec-06
Number	2261

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	01 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,974,633	2.77%	1,936,499	0.28%
(2) Derivatives (other than options)	1,284,393	0.19%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,259,026	2.96%	3,344,030	0.49%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	976	6.3487
Purchase	2,404	6.4428
Purchase	10,500	6.3926
Purchase	1,062	6.3487
Purchase	850	6.3487
Purchase	1,632	Transfer
Purchase	708	6.3487
Sale	3,836	6.4695
Sale	6,300	6.3850
Sale	18,000	6.5995
Sale	34,300	6.5840
Sale	25,600	6.4944

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	10500	6.3925
CFD	Short	3150	6.5461
CFD	Long	25600	6.4943
CFD	Long	34300	6.5839
CFD	Long	18000	6.5995

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:17 05-Dec-06
Number	2641N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**04 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
17,967	**GBP 6.3650**	**GBP 6.2874**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
7,075	**GBP 6.2900**	**GBP 6.2800**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	05 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Regulatory Announcement

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	11:51 05-Dec-06
Number	2672N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**04 DECEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,324,073	5.448%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,324,073	5.448%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1,500	GBP6.330000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	05 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 05-Dec-06
Number	2687N

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**04 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
61156	6.4453 GBP	6.365 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
35429	6.4589 GBP	6.365 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	1000	6.4453 GBP
CFD	Short	9000	6.4453 GBP
CFD	Long	8000	6.3495 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European	Expiry date	Opti paid per

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	05 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:03 05-Dec-06
Number	2689N

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**04 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long	Short
	Number (%)	**Number**
(1) Relevant securities	**10,413 (0.000%)**	**4,479 (0.000%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**10,413 (0.000%)**	**4,479 (0.000%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long	Short
	Number (%)	**Number**
(1) Relevant securities (ISIN XS0176780517)		
(1) Relevant securities		

(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Sale	3,450	6.3300 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**05 December 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**RESOLUTION PLC**
Nature of connection (Note 9)	**Advisor**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	12:11 05-Dec-06
Number	2714N

RNS Number:2714N
Newton Investment Management Ltd
05 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	04 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,305,502	2.67		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,305,502	2.67		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,075	6.28

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	05 December 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	14:16 05-Dec-06
Number	2856N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**04 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	40,921,869	5.97		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,921,869	5.97		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,500	GBP 6.365

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	05 December 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	15:00 05-Dec-06
Number	2225

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	04 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,965,688	2.77%	1,986,952	0.29%
(2) Derivatives (other than options)	1,295,430	0.19%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,261,118	2.96%	3,394,483	0.50%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	12,100	6.2768
Purchase	19,321	6.3863
Purchase	2,092	6.3997
Sale	19,321	6.3343
Sale	7,437	6.3587
Sale	15,700	6.3298

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	12100	6.2768
CFD	Short	19321	6.3862
CFD	Long	15700	6.3298
CFD	Long	19321	6.3343
CFD	Long	7437	6.3587

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	05 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	15:09 05-Dec-06
Number	2962N

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	04/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	16122243	2.35357		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16187962	2.36316	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	600	6.33

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	05/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:27 05-Dec-06
Number	2979N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	4 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,601,336	(2.715%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,601,336	(2.715%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	17,254	£6.46
Sale	16,980	£6.20
Sale	27,463	£6.23
Sale	16,587	£6.26

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure

	5 December 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:10 06-Dec-06
Number	3491N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**05 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
59,268	**GBP 6.5050**	**GBP 6.3500**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
63,048	**GBP 6.5100**	**GBP 6.3627**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	06 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:15 06-Dec-06
Number	3500N

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**05 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
61410	6.3973 GBP	6.38 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
204681	6.4433 GBP	6.3396 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	138500	6.3396 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	06 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	12:07 06-Dec-06
Number	3565N

RNS Number:3565N
Newton Investment Management Ltd
06 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	05 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,658,052	2.72		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,658,052	2.72		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	352,550	6.41

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	06 December 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- RESOLUTION PLC
Released	12:15 06-Dec-06
Number	3594N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**05 DECEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,323,389	5.448%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,323,389	5.448%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	684	GBP6.385000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	06 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:41 06-Dec-06
Number	3678N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	5th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	34,488,232	5.03%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	34,533,150	5.04%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	54,287	GBP 6.3731

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6th December 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:18 06-Dec-06
Number	PRNUK-0612

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	05 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	26,532,259	3.87%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,532,259	3.87%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	50,000	6.50250GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 06 December 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	15:02 06-Dec-06
Number	3808N

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	05/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16102685	2.35071		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16168404	2.36030	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	8337	6.45
SELL	20310	6.37
SELL	7585	6.38

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	06/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	16:10 06-Dec-06
Number	2300

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	05 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,953,150	2.77%	2,055,051	0.30%
(2) Derivatives (other than options)	1,324,407	0.19%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,277,557	2.96%	3,462,582	0.51%%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,848	6.4582
Purchase	14,497	Transfer
Purchase	58	6.4664
Purchase	12,100	6.3500
Sale	3,577	6.4537
Sale	18,500	6.3883
Sale	5,709	6.4022
Sale	22,200	6.4246

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	12100	6.3500
CFD	Short	3142	6.3983
CFD	Short	58	6.4663
CFD	Long	18500	6.3882
CFD	Long	22200	6.4245
CFD	Long	3577	6.4537

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	06 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	09:27 07-Dec-06
Number	4246N

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**06 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
85000	6.4716 GBP	6.3234 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
35000	6.4203 GBP	6.4203 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	07 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:11 07-Dec-06
Number	4356N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**06 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
103,498	**GBP 6.4200**	**GBP 6.2900**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
72,742	**GBP 6.4085**	**GBP 6.3450**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**07 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- (Resolution)
Released	11:14 07-Dec-06
Number	4361N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**06/12/2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,292,790	1.064		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,292,790	1.064		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale - Transition	12,109	6.38GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7/12/2006
Contact name	Gavin Dolding

Telephone number	020 7818 5217
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:20 07-Dec-06
Number	4376N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**05 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
59,268	**GBP 6.5050**	**GBP 6.3500**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
69,261	**GBP 6.5100**	**GBP 6.3627**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	07 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment II
Released	11:27 07-Dec-06
Number	4415N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**05 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
59,514	**GBP 6.5050**	**GBP 6.3500**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
69,261	**GBP 6.5100**	**GBP 6.3627**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**07 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Resolution PLC
TIDM	RSL
Headline	EEV restatement 2006
Released	13:33 07-Dec-06
Number	4563N

Resolution

7 December 2006

RESOLUTION PLC APPLIES ITS EUROPEAN EMBEDDED VALUE ("EEV") PRINCIPLES TO THE BUSINESSES ACQUIRED FROM ABBEY NATIONAL PLC

Following the acquisition of the U.K. and offshore life insurance businesses of Abbey National plc ("Abbey"), Resolution plc ("Resolution") has today announced the embedded value of the acquired businesses as at 30 June 2006, using Resolution's EEV methodology.

- The EEV of the acquired businesses at 31 December 2005 was estimated at £3,770 million based on Resolution's methodology.
- As at 30 June 2006, the embedded value of the acquired businesses had increased to £3,814 million reflecting the value of new business, the expected return for the six months, movements in fixed interest yields and related timing of tax relief.
- The effect of the acquisition and associated rights issue of £1,547 million is to produce a pro forma embedded value for the group of £3,877 million at 30 June 2006. This is equivalent to an embedded value per share of £5.66 based on 685 million shares in issue following the completion of the rights issue. The pro forma embedded value makes no allowance for:
  - the value of targeted acquisition expense synergies (estimated to be £10 million p.a. by end 2008, reducing thereafter)
  - the value of targeted asset management synergies from the acquisition (estimated at £7 million p.a. in 2007, reducing thereafter)
  - the present value of the targeted financial synergies arising from the acquisition (estimated at £114 million)
  - the value of the new business distribution capability, for which £100 million of the purchase consideration has been attributed
  - a significant proportion of the synergies from the earlier merger between Britannic plc and Resolution Life Group Limited
- On a pro forma basis the gearing ratio for the gross MCEV is 29.8 per cent at 30 June 2006 following the repayment of £1.3 billion of the original funding for the acquisition.

Paul Thompson, Group Chief Executive of Resolution plc commented:

"We are pleased to announce that the EEV of the acquired businesses is broadly in line with our expectations at the time of acquisition and consistent with the achievement of delivering an internal

rate of return from the transaction of at least 16%, post leverage, to shareholders."



Analysts: There will be a presentation at 3.30 p.m. (UK time) today at 60 Cannon Street, London, EC4N 6JP. Slides will be available from 3.30 p.m. (UK time) at www.resolutionplc.com.

Enquiries:

Ian Maidens
Group Chief Actuary & Head of Corporate Development +44 (0)20 7489 4863

Jim Newman
Group Financial Controller +44 (0)20 7489 4879

Steve Riley
Investor Relations Director +44 (0)20 7489 4884

Media:

Alex Child-Villiers
Temple Bar Advisory +44 (0)7795 425 580

RESOLUTION PLC

EUROPEAN EMBEDDED VALUE AS AT 30 JUNE 2006 OF LIFE BUSINESSES ACQUIRED FROM ABBEY NATIONAL PLC

7 December 2006

TABLE OF CONTENTS

1. INTRODUCTION

On 7 June 2006, Resolution plc ("Resolution") announced its intention to acquire the U.K. and offshore life insurance businesses of Abbey National plc ("Abbey") together with the associated new business infrastructure and service companies (the "Acquisition"). The Acquisition completed on 1 September 2006.

The acquired businesses had an estimated value on Resolution's European Embedded Value ("EEV") basis at 31 December 2005 of £3,770 million, with Resolution accruing any change in embedded value between that date and completion of the Acquisition.

The purpose of this document is to set out the value of the acquired businesses on Resolution's EEV basis, allowing for harmonisation of methodology and assumptions with Resolution's existing businesses as at 30 June 2006. It also sets out the pro forma value of Resolution on an EEV basis assuming the Acquisition and related rights issue had completed on 30 June 2006.

At 30 June 2006 the embedded value of Resolution's existing businesses was £2,215 million, equivalent to a value of £5.34 per share after restatement for the effects of the rights issue on 9 August 2006. The impact of the Acquisition is to increase the embedded value per share to £5.66 at 30 June 2006.

The EEV for the acquired businesses at 31 December 2005 and 30 June 2006 are shown in the table below.

EEV for acquired businesses (£m)

	Pro forma 31 December 2005	Pro forma 30 June 2006	Change
Adjusted net worth	2,287	2,489	+8.8%
Value of in-force	1,483	1,325	-10.7%
Embedded value	3,770	3,814	+1.2%

Notes:
(1) Pro forma EEV shown on a comparable basis with disclosures on announcement of the Acquisition
(2) All figures shown before adjustment for loans from acquired life companies in September 2006

The remainder of this document gives detailed information on how Resolution has applied its EEV methodology to the acquired businesses and the pro forma group embedded value.

2. RESOLUTION'S EEV METHODOLOGY

2.1 Overview

In implementing the EEV Principles, Resolution has adopted a "bottom-up" market-consistent approach. In principle, each cash flow is valued using a discount rate that allows for the financial risks within that cash flow. In practice, we have calculated the market-consistent embedded value allowing for the cost of options and guarantees, the cost of holding required capital and the impact of non-market risks. We then derive risk discount rates that, when input into the traditional embedded value models, produce the same result as the market-consistent embedded value.

The derived risk discount rates vary by both product type and life company, and are shown in section 3.6.

The key features of Resolution's methodology are highlighted below.

2.2 Intrinsic burn-through costs

Within our existing businesses, there is an explicit allowance for the "intrinsic burn-through" cost in Phoenix & London Assurance Limited and Alba Life Limited. This feature does not apply to any of the with-profits funds acquired from Abbey.

2.3 Value of debt and minority interests

The £200 million of subordinated debt within Scottish Mutual Assurance Limited ("SMA") has been valued on a market-consistent basis. The impact of this approach is to increase the value of debt by £16.7 million, compared with the face value of the debt.

2.4 Valuation of in-force business

Within the market-consistent embedded value, the value of in-force business ("VIF") is calculated using the "certainty equivalent" approach where the assumed future investment returns and the risk discount rate are both set equal to the risk-free rate.

2.5 Allowance for the cost of financial options and guarantees

Under the market-consistent EEV ("MCEV") basis, there are two elements to the cost of financial options and guarantees:

a) the intrinsic cost of financial options and guarantees based on the assumed risk-free future investment returns; and

b) the time value of the cost of financial options and guarantees using market-consistent stochastic models calibrated to market prices at 30 June 2006.

Within the time value of financial options and guarantees, allowance has also been made for the impact of non-market risk where, as a result of asymmetries in the shareholder interest in the with-profits funds, best estimate assumptions do not fully reflect the impact of extreme events.

2.6 Allowance for non-market risk on non-profit business

The EEV assumptions are based on best estimates of future experience. However, in practice there are asymmetries in the value of in-force business where the best estimate assumptions do not fully reflect the impact of extreme events.

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the application of Resolution's individual capital assessment ("ICA") methodology to the acquired businesses.

The non-market risks considered include: longevity, mortality and operational risk.

2.7 Cost of required capital

The required capital for each of the acquired life companies has been defined as the greater of:

a) the minimum amount of capital required to meet the Financial Services Authority's ("FSA") capital adequacy requirements;

b) the capital required under Resolution's published capital management policy (as set out in Annex 1); and

c) the commitments made to credit rating agencies.

The cost of capital under a market-consistent embedded value is the difference between the market value of the required capital and the market-consistent value of the future release of capital, allowing for the impact of tax and investment expenses.

2.8 Cost of group required capital

Resolution holds capital at group level in order to meet the commitments made to credit rating agencies. Under EEV we have included this capital in our definition of required capital and have allowed for the frictional costs of holding this capital.

2.9 Harmonisation

Certain experience and embedded value methodology assumptions have been adjusted to ensure consistency with Resolution's existing approach.

3. EEV RESULTS FOR THE ACQUIRED BUSINESSES AT 30 JUNE 2006

3.1 EEV at 30 June 2006

The pro forma embedded values for the acquired businesses on the EEV basis at 31 December 2005 and 30 June 2006 are shown in the table below.

EEV for acquired businesses (£m)			
	Pro forma 31 December 2005	**Pro forma 30 June 2006**	**Change**
Adjusted net worth	2,287	2,489	+8.8%
Value of in-force	1,483	1,325	-10.7%
Embedded value	3,770	3,814	+1.2%

Notes:
(1) Pro forma EEV shown on a comparable basis with disclosures on announcement of the Acquisition
(2) All figures shown before adjustment for loans from acquired life companies in September 2006

3.2 Change in EEV during first 6 months of 2006

The table below sets out the movement from the estimated EEV at 31 December 2005 to the EEV at 30 June 2006.

£m		**Net of tax impact**
Estimated EEV for acquired businesses at 31 December 2005		**3,770**
Movements for the six months ended 30 June 2006		
Contribution from new business	21	
Expected return on in-force business	87	
Expected profit	108	
Persistency assumption changes	(15)	
Longevity assumption changes	(24)	
Harmonisation and other changes	45	
Tax variance	(47)	
Economic effects	(23)	
		44
EEV for acquired businesses at 30 June 2006		**3,814**

New business added value

The new business added value of £21 million reflects the actual business sold in the first 6 months of 2006, on the pricing and commission terms in force at that time, valued on a market-consistent basis. We estimate that the equivalent value on post acquisition commission terms would have been £18 million.

Expected return on existing business

The expected return on existing business reflects the expected change in the value of in-force business and the expected return on shareholders' net worth within the long term business funds, based on the real world investment assumptions at 31 December 2005.

Changes to persistency and longevity assumptions

The reductions of £15 million for persistency assumptions and of £24 million for longevity assumptions reflect the strengthening of the embedded value assumptions in line with the changes identified as being required during the due diligence exercise which preceded the Acquisition.

Harmonisation and other changes

There were a number of harmonisation and other revisions during the first 6 months of 2006 which resulted in a net increase of £45 million. These included harmonising the individual capital assessments (and the subsequent impact on the non-market risk allowance); improvements made to modelling systems and closer harmonisation of reserving methodologies as recognised at the time of the due diligence exercise which preceded the Acquisition.

Tax variance

The adverse tax variance of £47 million primarily reflects a change in the timing of the utilisation of tax losses. This is the result of changes in gilt rates and the movement in the yield curve during the period 6 months ended 30 June 2006.

Economic effects

The adverse economic experience of £23 million arose primarily from the change in the shape and level of the risk-free yield curve during the first 6 months of 2006.

3.3 Adjusted net worth

A reconciliation of the adjusted net worth under the IFRS and EEV bases is shown in the table below.

Reconciliation to IFRS net worth for the acquired businesses at 30 June 2006 (£m)	
IFRS net worth	**3,052**
Pension fund deficit	110
Goodwill and other intangible assets	(69)
Acquired in-force business	(507)
Deferred acquisition costs and deferred income	(381)
Reserve changes	48
Mark to market of SMA subordinated debt	(17)
Taxation (including tax on adjustments)	253
EEV adjusted net worth	**2,489**

The net worth of the acquired businesses at 30 June 2006 on an IFRS basis was £3,052 million. The IFRS basis of preparation at 30 June 2006 does not incorporate the changes that will arise following the acquisition by Resolution and that will be reflected in the acquisition balance sheet. However, for EEV purposes certain adjustments have been made to net worth to reflect the impact of the Acquisition, as discussed below.

The pension fund deficit has been eliminated as Resolution does not have responsibility for funding the deficit from the date of Acquisition and this will be reflected in the acquisition balance sheet. Goodwill and other intangible assets have been eliminated as they relate to the acquisition of Scottish Provident Limited ("SPL") and therefore only represent intangible assets for part of the business. Furthermore, any goodwill or value attributed to other intangible assets for the whole of the acquired businesses would only appear in Resolution's 2006 group financial statements. The acquired in-force business value has been eliminated as this arises mainly from the acquisition of SPL and is replaced by the value of in-force for the acquired life businesses on an EEV basis.

Deferred acquisition costs and deferred revenue are eliminated as the financial impact of these items is already included in the cash flows used to calculate the EEV value of in-force business. In addition, changes to certain reserves for non-participating business have been made in moving from IFRS to EEV net worth.

As part of the Acquisition, Resolution acquired the listed subordinated debt of SMA. The SMA debt has been marked to market in compliance with EEV requirements and Resolution's overall approach to the valuation of debt.

The above adjustments have, where appropriate, been adjusted for taxation and certain other changes to taxation have been made in moving from IFRS to EEV net worth.

3.4 Required capital

The market-consistent cost of holding the required capital is £83.8 million.

The required capital within the acquired businesses, after application of Resolution's capital management policy, along with the regulatory required capital is shown in the table below.

	EEV required capital (£m)	Regulatory required capital (£m)	EEV as percentage of regulatory required capital	Cost of capital (£m)
Shareholder capital supporting capital requirements	819.8	510.5	161%	**79.7**
With-profit fund capital supporting capital requirements	1,510.4	1,487.5	102%	-
Total	**2,330.2**	**1,998.0**	**117%**	**79.7**
Shareholder capital supporting group credit rating	29.0	-	n/a	**4.1**
Total	**2,359.2**	**1,998.0**	**118%**	**83.8**

Resolution's capital management policy for the acquired businesses is set out in Annex 1. The shareholder capital supporting the group's credit rating is in respect of the SMA bonds. Whilst these bonds are a liability of SMA, capital equivalent to two years' interest payments is held at group level in accordance with the group's rating agency commitments.

3.5 Components of Market-Consistent Embedded Value at 30 June 2006

The acquired businesses MCEV is set out below.

Components of market-consistent embedded value at 30 June 2006 (£m)

	Net worth	Intrinsic burn-through cost	Goodwill	Adjusted net worth	Certainty equivalent VIF	Time value of options & guarantees	Allowance for non-market risks	Cost of required capital	Total MCEV
Life Division North									
Scottish Mutual	1,446.1	-	-	1,446.1	770.0	(41.1)	(47.3)	(52.9)	**2,074.8**

Scottish Provident	886.0	-	-	886.0	453.4	(15.5)	(17.0)	(15.1)	1,291.8
Phoenix Life Assurance*	372.8	-	-	372.8	227.1	-	(9.7)	(9.5)	**580.7**
Scottish Mutual International	170.5	-	-	170.5	35.3	-	(3.3)	(2.2)	**200.3**
LDN holding companies	(293.3)	-	-	(293.3)	-	-	-	-	**(293.3)**
Total Life Division North	**2,582.1**	-	-	**2,582.1**	**1,485.8**	**(56.6)**	**(77.3)**	**(79.7)**	**3,854.3**
Scottish Provident International	41.6	-	-	41.6	57.9	-	(2.0)	-	**97.5**
Management services	41.9	-	-	41.9	-	-	-	-	**41.9**
Asset management	40.7	-	-	40.7	-	-	-	-	**40.7**
Group	-	-	-	-	-	-	-	(4.1)	**(4.1)**
Gross embedded value	**2,706.3**	-	-	**2,706.3**	**1,543.7**	**(56.6)**	**(79.3)**	**(83.8)**	**4,030.3**
Scottish Mutual bonds	(216.7)	-	-	(216.7)	-	-	-	-	(216.7)
Net embedded value	**2,489.6**	-	-	**2,489.6**	**1,543.7**	**(56.6)**	**(79.3)**	**(83.8)**	**3,813.6**

Notes:
(1) Group cost of capital relates to the cost of holding required capital for the SMA bonds
* Formerly Abbey National Life plc

3.6 Derived risk discount rates by product group

Having calculated the market-consistent embedded value at 30 June 2006 for the acquired businesses, the implied risk discount rates by product group were derived, as shown in the table below.

Derived risk discount rates by product group at 30 June 2006

	With-profits	Annuities	Unit-linked	Other non-profit	Weighted total
Risk free rate	4.8%	4.8%	4.8%	4.8%	4.8%
Impact of:					
Bottom-up market risk	1.1%	0.0%	0.3%	(0.2)%	0.1%
Cost of options & guarantees					
- market risks	0.7%				0.1%
- non-market risks	0.8%				0.2%
Other non-market risk		0.2%	1.1%	0.8%	0.8%
Risk discount rate	**7.4%**	**5.0%**	**6.2%**	**5.4%**	**6.0%**
EEV VIF	**£100m**	**£32m**	**£660m**	**£576m**	**£1,325m**

Notes:

(1) With-profits business relates to the SPL fund only as VIF plus burn-through and cost of capital of conventional with-profits business within SMA is negative (£40 million)

(2) Weighted total includes the estimated impact of the group cost of capital on SMA bonds and the with-profit business in SMA

(3) UWP business VIF and non-market risk within Scottish Mutual and Scottish Provident is included within the unit-linked analysis

The EEV VIF shown in the table above comprises the certainty equivalent present value of future profits less the cost of options and guarantees, the allowance for non-market risks and the cost of required capital.

The key observations from the table above are:

- The derived risk discount rates on annuity and other non-profit business reflect the relatively high proportion of gilts and cash equivalents backing the liabilities and the resulting low levels of market risk compared with the assumed risk-free returns.

- Within the unit-linked business we have included the unitised with-profits business written in SMA and SPL which accounts for around 35% of the linked business (by reserves). The majority of charges applied to these unitised with-profits contracts are based on smoothed unit values which reduces the level of market risk.

4. POST-COMPLETION EEV AT 30 JUNE 2006

4.1 Pro forma MCEV post-completion

Following completion, the following corporate actions were taken:

- Resolution's capital management policy was adopted
- Individual capital assessments were updated in line with Resolution's existing methodology
- Loans of £1,650 million were made from the acquired life companies to Resolution Life Limited ("RLL"):
  - Scottish Mutual Assurance Limited loaned £790 million
  - Scottish Provident Limited loaned £660 million
  - Phoenix Life Assurance Limited loaned £200 million
- A capital injection of £215 million was made to RLL Holdings Limited ("RLLHL") by RLL
- RLLHL sold Scottish Provident International Life Assurance Limited and its parent company to RLL for £85 million
- RLLHL repaid an outstanding loan of £292 million to SPL
- The management services business paid a £30 million dividend to RLL

The pro forma MCEV for the acquired businesses, allowing for these actions is shown below:

Pro forma MCEV of acquired businesses at 30 June 2006 (£m)

	Net worth	Intrinsic burn-through cost	Good-will	Adjusted net worth	Certainty equivalent VIF	Time value of options & guarantees	Allowance for non-market risks	Cost of required capital	I
Life Division North									
Scottish Mutual	656.1	-	-	656.1	770.0	(41.1)	(47.3)	(52.9)	1,:
Scottish Provident	226.0	-	-	226.0	453.4	(15.5)	(17.0)	(15.1)	I
Phoenix Life Assurance*	172.8	-	-	172.8	227.1	-	(9.7)	(9.5)	:
Scottish Mutual International	170.5	-	-	170.5	35.3	-	(3.3)	(2.2)	:
LDN holding companies	6.7	-	-	6.7	-	-	-	-	
Total Life Division North	**1,232.1**	**-**	**-**	**1,232.1**	**1,485.8**	**(56.6)**	**(77.3)**	**(79.7)**	**2,!**
Scottish Provident International	41.6	-	-	41.6	57.9	-	(2.0)	-	
Management services	11.9	-	-	11.9	-	-	-	-	
Asset management	40.7	-	-	40.7	-	-	-	-	
Group	-	-	-	-	-	-	-	(4.1)	
Gross embedded value	**1,326.3**	**-**	**-**	**1,326.3**	**1,543.7**	**(56.6)**	**(79.3)**	**(83.8)**	**2,(**
Scottish Mutual bonds	(216.7)	-	-	(216.7)	-	-	-	-	(2
Net embedded value	**1,109.6**	**-**	**-**	**1,109.6**	**1,543.7**	**(56.6)**	**(79.3)**	**(83.8)**	**2,·**

Notes:
(1) Group cost of capital relates to the cost of holding required capital for the SMA bonds
* Formerly Abbey National Life plc

4.2 Sensitivities

The table below summarises the key sensitivities to the EEV based on the post-completion pro forma position at 30 June 2006.

EEV sensitivities at 30 June 2006		
	Change in EEV (£m)	% Change
Base EEV at 30 June 2006	**2,433.6**	
100 basis point increase in risk discount rates	(116.2)	-4.8%
100 basis point increase in equity and property returns	n/a	
100 basis point decrease in risk-free rates	20.3	0.8%
10% reduction in market values of equity and property assets	(35.7)	-1.5%
10% proportionate decrease in lapse rates and PUP rates	34.3	1.4%
10% proportionate increase in lapse rates and PUP rates	(33.8)	-1.4%
5% proportionate decrease in mortality and morbidity (annuity)	(13.2)	-0.5%
5% proportionate decrease in mortality and morbidity (assurance)	22.3	0.9%
Decrease in required capital to statutory minimum	28.7	1.2%

100 basis point increase in risk discount rates

The reduction in EEV of £116.2 million arises from increasing the risk discount rates derived in section 3.6 by 1%.

100 basis point increase in equity and property returns

There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates

EEV increases by £20.3 million, arising from a number of different effects. The reduction in cost of capital and increase in VIF outweigh the revaluation of assets and increase in financial options and guarantees.

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market value of equity and property assets leads to a reduction in the EEV of £35.7 million.

10% proportionate decrease in lapse rates and PUP rates

A decrease in lapse and paid-up ("PUP") rates across all product lines and companies results in a £34.3 million increase in the EEV.

10% proportionate increase in lapse rates and PUP rates

The impact of an increase in lapse and PUP rates across all product lines and companies is symmetrical with the previous sensitivity and leads to a reduction of £33.8 million in the EEV.

5% proportionate decrease in mortality and morbidity (annuity)

A 5% decrease in the base mortality rates for annuity and morbidity business would cause a £13.2 million reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in the base mortality rates for assurance and morbidity business would cause a £22.3 million increase in the EEV.

Decrease in required capital to statutory minimum

Altering the definition of required capital to the capital required to meet the statutory minimum capital requirements would reduce the cost of capital by £28.7 million.

5. PRO FORMA EEV OF RESOLUTION POST-ACQUISTION

5.1 Overview

Resolution acquired Abbey's life insurance businesses for £3,600 million on 1 September 2006. The Acquisition was financed by a rights issue on 9 August 2006 which raised £1,547 million and by additional borrowings of £2,230 million made up of bridging finance of £1,680 million and loan facilities of £550 million. The funding also enabled the group to repay £85 million of existing debt.

Following the Acquisition, the acquired life businesses made loans of £1,650 million to Resolution Life Limited, the holding company for the life businesses, of which £1,300 million was used to repay a substantial amount of the bridging finance on 6 September 2006.

The pro forma embedded value results for Resolution have been prepared to reflect the value of the group as if the above transactions had completed by 30 June 2006.

5.2 Resolution – pro forma group embedded value as at 30 June 2006

The following table sets out the components of the group pro forma embedded value as at 30 June 2006.

Pro forma MCEV development for Resolution as at 30 June 2006 (£m)

	Published MCEV 30/6/06	Rights issue	Net debt raised	Abbey companies acquired	Transaction costs	Corporate restructure	Loans from acquired life companies	Debt repaid	Mark to market and cost of capital	Reso pro
Life Division North	-	-	-	3,654.3	-	300.0	(1,650.0)	-	-	2
Life Division South	2,405.5	-	-	-	-	(10.6)	-	-	-	2
Scottish Provident International	-	-	-	97.5	-	-	-	-	-	
Management services	52.6	-	-	41.9	-	(30.0)	-	-	-	
Asset management	178.0	-	-	40.7	-	-	-	-	-	
Group	154.8	1,547.2	2,145.0	(3,604.1)	(85.0)	(259.4)	1,650.0	(1,300.0)	(3.4)	
Gross embedded value	**2,790.9**	**1,547.2**	**2,145.0**	**430.3**	**(85.0)**	**-**	**-**	**(1,300.0)**	**(3.4)**	**5**
Perpetual reset capital securities	(491.3)	-	-	-	-	-	-	-	-	(
Resolution senior debt	(85.0)	-	85.0	-	-	-	-	-	-	
Bridging finance	-	-	(1,680.0)	-	-	-	-	1,680.0	-	
Resolution term loan	-	-	(550.0)	-	-	-	-	-	(1.5)	(
Bridging finance	-	-	-	-	-	-	-	(380.0)	(9.0)	(
SMA bonds	-	-	-	(216.7)	-	-	-	-	-	(
Total debt	**(576.3)**	**-**	**(2,145.0)**	**(216.7)**	**-**	**-**	**-**	**1,300.0**	**(10.5)**	**(1,**
Net embedded value	**2,214.6**	**1,547.2**	**-**	**213.6**	**(85.0)**	**-**	**-**	**-**	**(13.9)**	**3**
EEV gearing ratio	**20.6%**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	

Notes:
(1) EEV gearing ratio is total debt divided by gross embedded value

Abbey companies acquired

The total value of the acquired businesses at 30 June 2006 was £3,813.6 million, including a charge for cost of capital in respect of the SMA bonds of £4.1 million. The purchase price of £3,600 million therefore gives a net increase in value of £213.6 million. The purchase price included £100 million attributed to the new business capability. However, no value has been attributed to the new business capability for EEV reporting purposes as it is our intent to only recognise income arising from distribution capability when new business is written.

Corporate restructuring

The corporate restructuring adjustments in the above table reflect the following:

- The establishment of Life Division North ("LDN") as a separate reporting unit; comprising the acquired life businesses and related immediate holding company (RLLHL).
- The payment of a £30 million dividend from the acquired businesses' management services company to RLL.
- The recapitalisation of RLLHL by RLL (£215 million).
- The purchase by RLL of Scottish Provident International Life Assurance Limited and its parent company from LDN (£85 million).
- A revision to our previous presentation, to reflect RLL as a group entity. RLL is now the holding company for both life divisions (North and South). Previously RLL was categorised as part of Life Division South. At 30 June 2006, RLL had negative net assets of £214.1 million.
- A change in EEV accounting policy to show the value of the loans from both life divisions, where the payment of a dividend is currently restricted, to RLL as net assets of the group, reflecting more appropriately the economic impact of these arrangements on the capital base. Life Division South had outstanding loans to RLL subject to dividend restrictions totalling £224.7 million at 30 June 2006.
- Loans totalling £1,650 million were made from LDN to RLL. The group has retained £50 million as working capital, repaid £1,300 million of its outstanding bridging loan and used £300 million to effect this corporate restructuring.

Mark to market and capital required

In accordance with commitments given to the group's rating agencies, the group maintains cash balances equivalent to at least two years' interest payments on external debt. Consequently, there is an additional cost of capital of £3.4 million to cover the additional debt taken on as part of the acquisition of the Abbey life businesses. This debt has been priced on a market consistent basis, resulting in a charge of £10.5 million.

The resulting embedded value of £3,876.5 million is further analysed in the table which follows.

Pro forma MCEV as at 30 June 2006 (£m)								
	Net worth	Intrinsic burn-through cost	Goodwill	Adjusted net worth	Certainty equivalent VIF	Time value of options & guarantees	Allowance for non-market risks	Cost of required capital
Life Division North	1,232.1	-	-	1,232.1	1,485.8	(56.6)	(77.3)	(79.7)
Life Division South	1,535.7	(124.7)	-	1,411.0	1,210.6	(45.1)	(71.3)	(110.3)
Scottish Provident International	41.6	-	-	41.6	57.9	-	(2.0)	-
Total life division	**2,809.4**	**(124.7)**	**-**	**2,684.7**	**2,754.3**	**(101.7)**	**(150.6)**	**(190.0)**
Management services	54.5	-	10.0	64.5	-	-	-	-
Asset management	84.2	-	134.5	218.7	-	-	-	-
Group	260.0	-	-	260.0	-	-	-	(14.9)
Gross embedded value	**3,208.1**	**(124.7)**	**144.5**	**3,227.9**	**2,754.3**	**(101.7)**	**(150.6)**	**(204.9)**
Perpetual reset capital securities	(491.3)	-	-	(491.3)	-	-	-	-
Bridging finance	(389.0)	-	-	(389.0)	-	-	-	-
Resolution term loan	(551.5)	-	-	(551.5)	-	-	-	-
SMA bonds	(216.7)	-	-	(216.7)	-	-	-	-
Net embedded value	**1,559.6**	**(124.7)**	**144.5**	**1,579.4**	**2,754.3**	**(101.7)**	**(150.6)**	**(204.9)**

5.3 Pro forma embedded value per share as at 30 June 2006

The embedded value per share has increased from the rights adjusted value of £5.34 per share at 30 June 2006 for Resolution to a pro forma value of £5.66 per share after accounting for the acquired businesses. The change in embedded value and embedded value per share is summarised in the table below.

Resolution embedded value		
£million	**Resolution pre acquisition 30 June 2006**	**Resolution post Abbey acquisition pro forma 30 June 2006**
Adjusted net worth	1,238.1	1,579.4
VIF	976.5	2,297.1
Embedded value	2,214.6	3,876.5
Shares in issue (millions)	362.6	685.0
EEV per share*	£5.34	£5.66

Notes:
* Pre acquisition EEV per share for Resolution at 30 June 2006 is as adjusted for the rights issue

The pro forma embedded value makes no allowance for the targeted expense, asset management and financial synergies or the new business distribution capability. It also does not reflect all of the synergies to be delivered from the earlier merger between Britannic plc and Resolution Life Group Limited.

5.4 Pro forma group EEV derived risk discount rates by product group at 30 June 2006

The table below sets out the pro forma discount rates derived for each product group, on a group wide basis, by calculating the risk discount rate under a traditional embedded value approach that, together with the economic assumptions set out in section 6, produces the same result as that derived using the market-consistent embedded value approach.

	With-profit					

	SPL	BA	PLP	PALAL	Annuities	Unit-linked	Other non-profit	Weighted total
Risk free rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%
Impact of:								
Bottom-up market risk	1.1%	2.0%	1.6%	0.7%	1.1%	0.6%	(0.1%)	0.6%
Cost of options and guarantees								
Market risks	0.7%	0.1%	0.7%					0.1%
Non-market risks	0.8%	0.4%	0.3%					0.2%
Other non-market risk					0.3%	1.1%	1.1%	0.8%
Risk discount rate at 30 June 2006	**7.4%**	**7.3%**	**7.4%**	**5.5%**	**6.2%**	**6.5%**	**5.8%**	**6.5%**
VIF (£m)	**100**	**242**	**142**	**8**	**72**	**905**	**889**	**2,297**

Notes:
(1) Weighted total includes the estimated impact of the with-profits business in PLL, Century, Cornhill, Alba and SMA as well as the group cost of capital

5.5 Pro forma group required capital

The pro forma required capital for the group reflects the application of Resolution's capital management policy and is calculated in accordance with the definition set out in section 2.7 of this document.

The shareholder capital supporting the group credit rating is equivalent to two years' interest on the perpetual reset capital securities, the term loans and the SMA bonds.

Group cost of capital and required capital as at 30 June 2006				
	EEV required capital	Regulatory required capital	EEV as percentage of regulatory required capital	Cost of capit
	£m	£m	%	£
Shareholder capital supporting capital requirements	1,677.0	1,128.6	149%	190
With –profit fund capital supporting capital requirements	4,036.9	3,876.5	104%	
Total	**5,713.9**	**5,005.1**	**114%**	**190.**
Shareholder capital supporting group credit rating	173.1	-	n/a	14.
Total	**5,887.0**	**5,005.1**	**118%**	**204.**

5.6 Pro forma group sensitivities

The table below summaries the key sensitivities to the EEV for Resolution based on the post-completion pro forma position at 30 June 2006.

EEV sensitivities at 30 June 2006		
	Change in EEV (£m)	% Change
Base EEV at 30 June 2006	**3,876.5**	
100 basis point increase in risk discount rates	(267.7)	-6.9%
100 basis point increase in equity and property returns	n/a	
100 basis point decrease in risk-free rates	(17.2)	-0.4%
10% reduction in market values of equity and property assets	(126.2)	-3.3%
10% proportionate decrease in lapse rates and PUP rates	32.0	0.8%
10% proportionate increase in lapse rates and PUP rates	(28.4)	-0.7%
5% proportionate decrease in mortality and morbidity (annuity)	(63.2)	-1.6%
5% proportionate decrease in mortality and morbidity (assurance)	51.6	1.3%
Decrease in required capital to statutory minimum	54.5	1.4%

100 basis point increase in risk discount rates

The reduction in the EEV of £267.7 million arises from increasing the derived risk discount rates by 1%.

100 basis point increase in equity and property returns

There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates

The EEV decreases by £17.2 million, arising from a number of different effects. The increase in the cost of financial options and guarantees outweighs the reduction in cost of capital and the increase in VIF.

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market values of equity and property assets leads to a reduction in the EEV of £126.2 million.

10% proportionate decrease in lapse rates and PUP rates

A decrease in lapse and PUP rates across all product lines and companies results in a £31.9 million increase in the EEV.

10% proportionate increase in lapse rates and PUP rates

An increase in lapse and PUP rates across all product lines and companies results in a £28.4 million decrease in the EEV.

5% proportionate decrease in mortality and morbidity (annuity)

A 5% decrease in the base mortality rates for annuity and morbidity business would cause a £63.2 million reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in the base mortality rates for assurance and morbidity business would cause a £51.6 million increase in the EEV.

Decrease in required capital to statutory minimum

Altering the definition of required capital to the capital required to meet the statutory minimum capital requirements would reduce the cost of capital by £54.4 million.

6. EEV ASSUMPTIONS

6.1 Economic assumptions

The gilt yield at 30 June 2006 was 4.7% (defined as the annualised return on the FTSE UK 15 year gilt index). The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus 10 basis points. Thus the risk-free rate at 30 June 2006 was assumed to be 4.8%.

Having adopted a market-consistent bottom-up approach, the economic assumptions below affect only the derived risk discount rates and do not impact the market-consistent embedded value. The economic assumptions gross of tax (real world assumptions) and assumed margin over gilts are shown in the table below.

Investment returns by asset class at 30 June 2006			
	Income	**Gains**	**Total return**
Gilts	4.7%	-	4.7%
Other fixed interest	5.2%	-	5.2%
Index linked gilts	2.2%	2.5%	4.7%
Equities – UK	3.1%	4.1%	7.2%
Equities – overseas	2.0%	5.2%	7.2%
Property	7.2%	-	7.2%

6.2 Expenses

The projected per policy expenses are based on the proposed new agreements with Resolution's management services company, adjusted to allow for costs incurred directly by the acquired life companies (eg regulatory fees).

The projected investment expenses are based on the fees agreed with the group's internal asset manager (or external fund managers, where appropriate), allowing for the current and projected future asset mix.

Corporate expenses have not been capitalised, and will be included within the incurred expenses for the management services company in each year as they arise.

6.3 Other assumptions

All other assumptions reflect the best estimate of future experience, and are reviewed regularly in the light of emerging data on both industry and company-specific experience.

7. ERNST & YOUNG PROCEDURES

The Directors
Resolution plc
Juxon House
100 St Paul's Churchyard
London
EC4M 8BU

Dear Sirs

European Embedded Value at 30 June 2006 of life businesses acquired from Abbey National plc

You have engaged us to perform an audit of the European Embedded Value balance sheet of Resolution plc at 31 December 2006 and our opinion in respect of that balance sheet will be included in the Supplementary Information to be published with the 2006 Report and Accounts.

You have engaged us to perform certain procedures in respect of the European Embedded Value information in respect of the life businesses acquired from Abbey National plc ("the former Abbey life businesses") as at 30 June 2006 and those procedures are the subject of this report. Due to the fact that we have not performed an audit of the balance sheet at 30 June 2006 of Resolution plc or an audit or review of the balance sheet at 30 June 2006 of the former Abbey life businesses prepared under IFRS or on an embedded value basis, these procedures do not constitute an audit or review made in accordance with International Standards on Auditing or International Standards on Review Engagements.

In accordance with our engagement letter dated 24 November 2006 we have undertaken the procedures described below in connection with the market announcement (RNS) to be issued by Resolution plc entitled 'European Embedded Value as at 30 June 2006 of life businesses acquired from Abbey National plc' ("the EEV information").

Responsibility

The Directors are responsible for the preparation of the EEV information, for the contents of the market announcement and for the development and operation of the models used to compute EEVs.

It is our responsibility to perform the procedures set out below in respect of the EEV information and to report the results of those procedures to you.

Scope of work

We have performed the procedures detailed below. Our work was undertaken in accordance with the International Standard on Related Services applicable to agreed-upon procedures engagements.

- A comparison of the European Embedded Value methodology applied in respect of the former Abbey life businesses with the Resolution plc EEV methodology;
- A review of the economic and operating assumptions applied in determining the EEV of the former Abbey life businesses for consistency with Resolution plc EEV policies;
- Checking on a sample basis that the models used to compute the EEV for the former Abbey life businesses reflect the stated methodology;
- Checking on a sample basis that the disclosed economic and operating assumptions have been applied in the models used to compute the EEV for the former Abbey life businesses;

- Agreeing the EEV Information in respect of for the former Abbey life businesses to the output from the models;
- Agreeing the pro forma information in sections 5.1 to 5.3 to the unaudited Resolution plc Interim Statement at 30 June 2006 or underlying accounting records, as appropriate;
- Checking the computation of the pro forma information in sections 5.4 to 5.6; and
- Agreeing the reconciliation of adjusted EEV net worth to IFRS net worth in section 3.3 to underlying accounting records.

We did not perform procedures in respect of the change in EEV during the first six months of 2006 included at section 3.2.

Results of procedures

In respect of the procedures listed above:

- The European Embedded Value methodology applied to the former Abbey life businesses is consistent with the Resolution plc EEV methodology;
- The economic and operating assumptions are consistent with Resolution plc EEV policies;
- The models used to compute the EEV reflect the stated methodology and assumptions;
- The EEV Information in respect of the former Abbey life businesses is consistent with the output from the models;
- The pro forma information in sections 5.1 to 5.3 is in agreement with the unaudited Resolution plc Interim Statement at 30 June 2006 or underlying accounting records, as appropriate;
- The pro forma information in sections 5.4 to 5.6 has been properly computed; and
- The reconciliation of adjusted EEV net worth to IFRS net worth in section 3.3 is in agreement with underlying accounting records.

Because the above procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance on the EEV information.

Had we performed additional procedures or had we performed an audit or review of the EEV information in accordance with International Standards on Auditing or International Standards on Review Engagements, other matters might have come to our attention that would have been reported to you.

This report relates only to the items specified above and does not extend to any financial statements of Resolution plc, taken as a whole. Our report is prepared solely for the purpose set out in the first paragraph of this report and for your information and is not to be used for any other purpose. Ernst & Young LLP only accepts responsibility to the addressees of this report on the basis of the engagement letter and assumes no responsibility whatsoever in respect of or arising out of or in connection with the contents of this report to parties other than yourselves. If other parties choose to rely, in any way, on the contents of this report, they do so entirely at their own risk.

Yours faithfully

Ernst & Young LLP

London

6 December 2006

Annex 1 – capital management policy for acquired businesses

The capital management policies for the acquired businesses are set out below:

For closed with-profits funds we will hold sufficient capital to cover the greater of:
- (i) 100% of Pillar 1 CRR plus 50% of (LTICR + RCR);
- (ii) 140% of ICA; and
- (iii) 110% of (ICA + ICG)

For closed non-profit funds we will hold sufficient capital to cover the greater of:
- (i) 125% Pillar 1 CRR;
- (ii) 140% of ICA; and
- (iii) 110% of (ICA + ICG)

For open non-profit funds we will hold sufficient capital to cover the greater of:
- (i) 135% of Pillar 1 CRR;
- (ii) 150% of ICA; and
- (iii) 110% of (ICA + ICG)

Where: CRR means Capital Resource Requirements
LTICR means Long term Insurance Capital Requirement
RCR means Resilience Capital Requirement
ICA means Individual Capital Assessment
ICG means Individual Capital Guidance provided by the FSA

To the extent that a particular with-profits fund does not have sufficient capital to pass this test, additional capital will be retained in a non-profit fund or the shareholders fund of the relevant company to ensure that the company concerned satisfies its capital policy in aggregate. Surplus capital in with-profits funds will not be allowed to cover the capital requirements in respect of non-profit funds that arise from the above capital policies.

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	13:39 07-Dec-06
Number	4575N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**06 DECEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,340,889	5.450%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,340,889	5.450%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	21,500	GBP6.390000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	07 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	14:33 07-Dec-06
Number	4685N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**06 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	40,921,869	5.97		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,921,869	5.97		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	20,900	GBP 6.3825
Purchase	20,900	GBP 6.3825

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	07 December 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	14:52 07-Dec-06
Number	4720N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Aberdeen Asset Management PLC***
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**06/12/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,625,475	3.30		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,625,475	3.30		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	13,800	£6.4085

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	07/12/06
Contact name	Robert Haggerty
Telephone number	01224 425266

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	15:08 07-Dec-06
Number	2293

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	06 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,925,415	2.76%	2,079,395	0.30%
(2) Derivatives (other than options)	1,332,759	0.19%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,258,174	2.96%	3,486,926	0.51%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,388	6.3905
Purchase	10,300	6.3050
Purchase	3,577	6.4071
Purchase	14,497	Transfer
Purchase	1,000	6.3810
Purchase	6,213	Transfer
Purchase	3,258	Transfer
Purchase	1,036	6.4013
Sale	2,758	6.3563
Sale	38,846	6.3918
Sale	3,000	6.4050
Sale	6,900	6.4067
Sale	17,500	6.3894

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	10300	6.3050
CFD	Short	1000	6.3809
CFD	Short	3135	6.3852
CFD	Short	1036	6.4012
CFD	Short	3577	6.4070
CFD	Long	17500	6.3894
CFD	Long	3000	6.4050
CFD	Long	6900	6.4067

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	07 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Wesleyan Assurance Society
TIDM	
Headline	Rule 8.3-Resolution PLC
Released	17:03 07-Dec-06
Number	4896N

RNS Number:4896N
Wesleyan Assurance Society
07 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	WESLEYAN ASSURANCE SOCIETY
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 5P
Date of dealing	7TH DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,567,542	1.251		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,567,542	1.251		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	100,000	£6.585

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure 7TH DECEMBER 2006

Contact name IAN FARQUHARSON

Telephone number 0121 200 9050

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Resolution PLC
TIDM	RSL
Headline	Rule 2.10 Announcement
Released	07:00 08-Dec-06
Number	4770N

Resolution

Not for release, publication or distribution, in whole or in part, in or into the United States of America, Canada, Australia or Japan
08 December 2006
For immediate release
Resolution plc ("Resolution")
Rule 2.10 Announcement – Relevant Securities in Issue and Disclosure Requirements
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Resolution confirms that as at the close of business on 7 December 2006 its issued share capital consists of 685,158,525 ordinary shares of 5 pence each.
The ISIN reference number for these securities is GB0004342563.
Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.
"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:27 08-Dec-06
Number	5174N

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**07 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
17771	6.5875 GBP	6.5171 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
143600	6.585 GBP	6.5284 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	29000	6.5367 GBP
CFD	Short	15000	6.5367 GBP
CFD	Short	54500	6.5367 GBP
CFD	Short	1500	6.5367 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Opti paid**

	varying etc.	relates (Note 5)		European etc.		per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	08 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:29 08-Dec-06
Number	5178N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	07 December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
796,586	GBP 6.6000	GBP 6.4250

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
912,567	GBP 6.6000	GBP 6.4852

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	08 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Regulatory Announcement

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	11:26 08-Dec-06
Number	5269N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**07 DECEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,337,954	5.450%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,337,954	5.450%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	2,935	GBP6.5800000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	08 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	11:47 08-Dec-06
Number	5335N

RNS Number:5335N
Newton Investment Management Ltd
08 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	07 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,659,412	2.72		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,659,412	2.72		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,360	6.52

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	08 December 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:48 08-Dec-06
Number	5339N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	7th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,088,232	5.12%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,133,232	5.12%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	600,000	GBP 6.54865

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8th December 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	12:18 08-Dec-06
Number	5406N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.05
Date of dealing	07 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	40,886,869	5.96		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,886,869	5.96		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	35,000	GBP 6.6

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	08 December 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Royal London Asset
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:43 08-Dec-06
Number	5416N

RNS Number:5416N
Royal London Asset
08 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	ROYAL LONDON ASSET MANAGEMENT
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 25p SHS
Date of dealing	07 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	11,106,913.00	(1.62%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,106,913.00	(1.62%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	6,865.00	GBP 6.545000000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	08 DEC. 06
Contact name	HARJ LAKHAN
Telephone number	0207 506 6652
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	12:47 08-Dec-06
Number	5424N

RNS Number:5424N
F&C Asset Management PLC
08 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C ASSET MANAGEMENT PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.05
Date of dealing	07/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,747,303	(3.61%)	-	
(2) Derivatives (other than options)	-		-	
(3) Options and agreements to purchase/sell	-		-	
Total	24,747,303	(3.61%)	-	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	-		-	

(2) Derivatives (other than options)	-	-
(3) Options and agreements to purchase/sell	-	-
Total	-	-

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
-	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	17,610	GBP 6.5206

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
-			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
-						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
-		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

(Note 5)

-

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	08/12/06
Contact name	MIKE BASSI
Telephone number	0131 718 1093 (PLS NOTE NEW NUMBER)
If a connected EFM, name of offeree /offeror with which connected	-
If a connected EFM, state nature of connection (Note 10)	-

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:17 08-Dec-06
Number	5478N

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	07/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 77,339 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	16184772	2.36270		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16250491	2.37229	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	4748	6.55

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	08/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- (Resolution)
Released	13:46 08-Dec-06
Number	5508N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**07/12/2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities	7,288,830	1.0638		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,288,830	1.0638		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,960	6.5711GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8/12/2006
Contact name	Gavin Dolding

Telephone number	020 7818 5217
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:07 08-Dec-06
Number	PRNUK-0812

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	07 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,927,259	3.78%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,927,259	3.78%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	75,000	6.57250GBP
SALE	530,000	6.57190GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	08 December 2006
Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:28 08-Dec-06
Number	5556N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	7 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,692,433	(2.728%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,692,433	(2.728%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	30,067	£6.613

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:48 08-Dec-06
Number	2234

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	07 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,993,796	2.77%	2,146,429	0.31%
(2) Derivatives (other than options)	1,337,521	0.20%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,331,317	2.97%	3,553,960	0.52%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	80,068	6.5398
Purchase	22,043	6.5450
Purchase	741	6.5800
Purchase	10,700	6.5036
Purchase	8,960	6.5458
Sale	11,814	6.5427
Sale	6,700	6.5233
Sale	7,300	6.5437
Sale	27,363	6.5716
Sale	954	6.3825

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	10700	6.5036
CFD	Short	28755	6.5324
CFD	Short	8960	6.5458
CFD	Long	6700	6.5232
CFD	Long	11814	6.5427
CFD	Long	7300	6.5436
CFD	Long	27363	6.5716

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	08 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:56 11-Dec-06
Number	6112N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**08 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
167,570	**GBP 6.5400**	**GBP 6.4400**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
1,059,012	**GBP 6.5500**	**GBP 6.4250**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**11 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:46 11-Dec-06
Number	6191N

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	08 December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
32749	6.4921 GBP	6.4921 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
31892	6.5326 GBP	6.5259 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	857	6.5279 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	11 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	12:11 11-Dec-06
Number	6256N

RNS Number:6256N
Newton Investment Management Ltd
11 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	08 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,653,921	2.72		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,653,921	2.72		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,491	6.53

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 December 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:59 11-Dec-06
Number	PRNUK-1112

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	08 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,826,403	3.76%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,826,403	3.76%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	100,856	6.54000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 11 December 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	14:12 11-Dec-06
Number	6370N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	08/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,596,180	3.30		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,596,180	3.30		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	29,295	£6.47

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	11/12/06
Contact name	Robert Haggerty
Telephone number	01224 425266

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:35 11-Dec-06
Number	6408N

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	08/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16180906	2.36213		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16246625	2.37172	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	3866	6.53

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO

Disclosure Date	11/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	14:39 11-Dec-06
Number	6415N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	07 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,404,454	5.459%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,404,454	5.459%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	66,500	GBP6.584976

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	14:40 11-Dec-06
Number	6418N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**08 DECEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,404,246	5.459%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,404,246	5.459%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	208	GBP6.437500

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:44 11-Dec-06
Number	2222

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	08 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,004,390	2.77%	2,117,629	0.31%
(2) Derivatives (other than options)	1,288,143	0.19%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,292,533	2.96%	3,525,160	0.51%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	11,814	6.4503
Purchase	5,300	6.4663
Purchase	4,142	Transfer
Purchase	6,114	6.4938
Sale	1,500	6.5040
Sale	1,214	6.5188
Sale	6,333	6.5450
Sale	6,112	6.5250
Sale	1,617	6.4400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	11814	6.4503
CFD	Short	5300	6.4663
CFD	Short	34978	6.4714
CFD	Long	1500	6.5040
CFD	Long	1214	6.5188

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:12 12-Dec-06
Number	7052N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**11 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
650,830	**GBP 6.5500**	**GBP 6.3350**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
650,774	**GBP 6.5500**	**GBP 6.3100**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**12 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Royal London Asset
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:16 12-Dec-06
Number	7048N

RNS Number:7048N
Royal London Asset
12 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

ROYAL LONDON ASSET MANAGEMENT

Company dealt in

RESOLUTION PLC

Class of relevant security to which
the dealings being disclosed relate
(Note 2)

ORD 25P SHS

Date of dealing

11 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	11,040,934.00	(1.61%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,040,934.00	(1.61%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	65,979	GBP 6.37500000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 12 DECEMBER 2006

Contact name HARJ LAKHAN

Telephone number 0207 506 6652

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:17 12-Dec-06
Number	7060N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**08 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
867,098	**GBP 6.5400**	**GBP 6.4400**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,029,012	**GBP 6.5500**	**GBP 6.4250**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**12 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	12:09 12-Dec-06
Number	PRNUK-1212

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	11 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,726,403	3.75%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,726,403	3.75%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	100,000	6.55000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 12 December 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:15 12-Dec-06
Number	7174N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	11th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	35,236,613	5.14%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,281,613	5.14%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	100,000	GBP 6.39
Sale	16,019	GBP 6.4758
Sale	13,746	GBP 6.5265

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12th December 2006
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	12:29 12-Dec-06
Number	7205N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	11 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,392,878	5.458%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,392,878	5.458%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	223	GBP6.380000
SALE	149	GBP6.390000
SALE	10,996	GBP6.400000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 12 DECEMBER 2006

Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	14:17 12-Dec-06
Number	7353N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**11 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	40,886,869	5.96		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,886,869	5.96		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	20,900	GBP 6.375
Purchase	20,900	GBP 6.375

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 December 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	14:46 12-Dec-06
Number	7379N

RNS Number:7379N
F&C Asset Management PLC
12 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C ASSET MANAGEMENT PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.05
Date of dealing	11/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,801,480	(3.62%)	-	
(2) Derivatives (other than options)	-		-	
(3) Options and agreements to purchase/sell	-		-	
Total	24,801,480	(3.62%)	-	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	-		-	

(2) Derivatives (other than options)	-	-
(3) Options and agreements to purchase/sell	-	-
Total	-	-

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
-	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	9,483	GBP 6.3750
PURCHASE	1,660	GBP 6.3750
PURCHASE	62,000	GBP 6.3839

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
-			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
-						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
-		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

-

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

NONE

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12/12/06
Contact name	MIKE BASSI
Telephone number	0131 718 1093 (PLS NOTE NEW NUMBER)
If a connected EFM, name of offeree /offeror with which connected	-
If a connected EFM, state nature of connection (Note 10)	-

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	14:53 12-Dec-06
Number	7402N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Aberdeen Asset Management PLC***
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**11/12/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,587,969	3.30		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,587,969	3.30		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,211	£6.397346

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	12/12/06
Contact name	Robert Haggerty
Telephone number	01224 425266

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	15:00 12-Dec-06
Number	2248

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	11 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,990,526	2.77%	2,260,460	0.33%
(2) Derivatives (other than options)	1,312,099	0.19%	1,407,531	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,302,625	2.96%	3,667,991	0.54%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	208	6.3750
Purchase	5,119	6.4763
Purchase	1,300	6.3900
Purchase	3,694	6.4700
Purchase	3,698	6.3750
Purchase	3,258	Transfer
Purchase	15,000	6.4062
Sale	766	6.4639
Sale	42,700	6.3593
Sale	2,675	6.4237

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	1300	6.3900
CFD	Short	15000	6.4062
CFD	Short	5119	6.4762
CFD	Long	42700	6.3592
CFD	Long	2675	6.4237

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:32 13-Dec-06
Number	7898N

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**12 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
439280	**6.414 GBP**	**6.3871 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
401914	**6.435 GBP**	**6.3894 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**54200**	**6.4339 GBP**
CFD	**Short**	**15000**	**6.4339 GBP**
CFD	**Short**	**1500**	**6.4339 GBP**
CFD	**Short**	**29000**	**6.4339 GBP**
CFD	**Short**	**300**	**6.4339 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	13 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:32 13-Dec-06
Number	7897N

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**12 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long	Short
	Number (%)	Number
(1) Relevant securities	10,413 (0.000%)	4,479 (0.000%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	10,413 (0.000%)	4,479 (0.000%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long	Short
	Number (%)	Number
(1) Relevant securities (ISIN XS0176780517)		
(1) Relevant securities		

(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Purchase	2768	6.3991 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**13 December 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**RESOLUTION PLC**
Nature of connection (Note 9)	**Advisor**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:23 13-Dec-06
Number	7989N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**12 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
7,578	**GBP 6.4100**	**GBP 6.3800**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
31,023	**GBP 6.4100**	**GBP 6.3821**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**13 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Hermes Investment Management
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:39 13-Dec-06
Number	7997N

RNS Number:7997N
Hermes Investment Management
13 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	RESOLUTION
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES 5P
Date of dealing	12 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,764,229	0.987		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,764,229	0.987		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	103,568	6.3975

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 DECEMBER 2006
Contact name	VALERIE DAVIDSON
Telephone number	020 7680 2177

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution Plc)
Released	12:10 13-Dec-06
Number	8069N

RNS Number:8069N
Newton Investment Management Ltd
13 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	16,331,698	2.38		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,331,698	2.38		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,317,891	6.38
Take off	4332.00	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 December 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Resolution
Released	12:57 13-Dec-06
Number	8171N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**12/12/2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	7,284,758	1.0632		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,284,758	1.0632		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,072	6.395002GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13/12/2006
Contact name	Gavin Dolding

Telephone number	020 7818 5217
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	13:17 13-Dec-06
Number	8185N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,678,404	(2.726%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,678,404	(2.726%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,029	£6.387

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:47 13-Dec-06
Number	8221N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	12th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,228,092	5.14%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,273,092	5.14%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,958	GBP 6.38909
Sale	10,479	GBP 6.3942

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13th December 2006
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	14:03 13-Dec-06
Number	8243N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**12 DECEMBER 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,339,678	5.450%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,339,678	5.450%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	88,200	GBP6.437500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	14:04 13-Dec-06
Number	8241N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	06 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	37,427,878	5.463%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	37,427,878	5.463%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	35,000	GBP6.462110

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:41 13-Dec-06
Number	2199

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,072,203	2.78%	2,158,733	0.32%
(2) Derivatives (other than options)	1,308,416	0.19%	1,448,317	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,380,619	2.97%	3,607,050	0.53%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,086	Transfer
Purchase	3,678	6.4100
Purchase	4,142	Transfer
Purchase	2,500	6.4010
Purchase	42,500	6.3896
Purchase	28,302	6.4100
Sale	531	6.4337

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	42500	6.3896
CFD	Short	2500	6.4009
CFD	Long	531	6.4337

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	15:33 13-Dec-06
Number	8371N

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	12/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16178494	2.36178		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16244213	2.37137	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	2412	6.53

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	13/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:53 14-Dec-06
Number	8864N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**13 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
214,469	**GBP 6.5250**	**GBP 6.4350**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
200,312	**GBP 6.5250**	**GBP 6.4824**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	2,315	GBP 6.4601

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	14 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:21 14-Dec-06
Number	8915N

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
468400	6.51 GBP	6.3993 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
599190	6.5181 GBP	6.4534 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	1027	6.3993 GBP
CFD	Short	9692	6.3993 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	14 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	12:34 14-Dec-06
Number	8958N

RNS Number:8958N
F&C Asset Management PLC
14 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C ASSET MANAGEMENT PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.05
Date of dealing	13/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,778,896	(3.62%)	-	
(2) Derivatives (other than options)	-		-	
(3) Options and agreements to purchase/sell	-		-	
Total	24,778,896	(3.62%)	-	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	-		-	

(2) Derivatives (other than options)	-	-
(3) Options and agreements to purchase/sell	-	-
Total	-	-

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
-	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	22,584	GBP 6.5148

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
-			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
-						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
-		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

-

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

NONE

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	14/12/06
Contact name	MIKE BASSI
Telephone number	0131 718 1093 (PLS NOTE NEW NUMBER)
If a connected EFM, name of offeree /offeror with which connected	-
If a connected EFM, state nature of connection (Note 10)	-

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- (Resolution PLC)
Released	14:36 14-Dec-06
Number	9211N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**13/12/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,585,269	3.30		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,585,269	3.30		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,700	£6.4582

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	14/12/06
Contact name	Kay Zaccarini
Telephone number	01224 425025

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	14:39 14-Dec-06
Number	9219N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**13 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	40,695,478	5.93		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,695,478	5.93		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	5,009	GBP 6.51

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 December 2006
Contact name	Helen Lewis

Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	15:40 14-Dec-06
Number	9314N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	13th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,601,876	5.19%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,646,876	5.20%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	40,000	GBP 6.4575

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14th December 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	16:12 14-Dec-06
Number	2309

An incorrect Short Relevant Securities Holding was shown on the previous Rule 8.3 disclosure shows the corrected figure.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,095,256	2.79%	1,064,784	0.16%
(2) Derivatives (other than options)	1,285,985	0.19%	1,442,173	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,381,241	2.97%	2,506,957	0.37%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	17,000	6.4841
Purchase	6,213	Transfer
Purchase	4,900	6.5100
Purchase	3,729	6.5100
Purchase	531	6.4746
Purchase	4,431	6.5098
Sale	7,607	6.4821
Sale	6,144	6.5211

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	531	6.4746
CFD	Short	17000	6.4840
CFD	Short	4900	6.5100
CFD	Long	6144	6.5210

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	14 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

Company	Resolution PLC
TIDM	RSL
Headline	Rule 2.10 Announcement
Released	08:55 15-Dec-06
Number	9565N


Resolution

Not for release, publication or distribution, in whole or in part, in or into the United States of America, Canada, Australia or Japan

15 December 2006

For immediate release

Resolution plc ("Resolution")

Rule 2.10 Announcement – Relevant Securities in Issue and Disclosure Requirements

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Resolution confirms that as at the close of business on 14 December 2006 its issued share capital consists of 685,161,830 ordinary shares of 5 pence each.

The ISIN reference number for these securities is GB0004342563.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:41 15-Dec-06
Number	9980N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**14 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
257,488	**GBP 6.5400**	**GBP 6.3750**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
256,959	**GBP 6.5800**	**GBP 6.4455**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**15 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Regulatory Announcement

Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:45 15-Dec-06
Number	9987N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	14th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	35,588,130	5.19%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,633,130	5.20%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,745	GBP 6.423
Sale	50,000	GBP 6.45

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15th December 2006
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:47 15-Dec-06
Number	9997N

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**13 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
212,154	**GBP 6.5250**	**GBP 6.4350**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
200,312	**GBP 6.5250**	**GBP 6.4824**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	2,315	GBP 6.4601

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	15 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:06 15-Dec-06
Number	0068O

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	14/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 67,605 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16240413	2.37082		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16306132	2.38041	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	345	6.47
SELL	5341	6.47

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	15/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:09 15-Dec-06
Number	0072O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**14 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
353800	6.47 GBP	6.4549 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
107434	6.5089 GBP	6.4296 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	29000	6.4629 GBP
CFD	Short	15000	6.4629 GBP
CFD	Short	54500	6.4629 GBP
CFD	Short	1500	6.4629 GBP
CFD	Long	21108	6.4585 GBP
CFD	Long	81750	6.4629 GBP
CFD	Long	43500	6.4629 GBP
CFD	Long	22500	6.4629 GBP
CFD	Long	2250	6.4629 GBP

(c) Options transactions in respect of existing securities

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	15 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	12:10 15-Dec-06
Number	PRNUK-1512

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	14 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,626,696	3.74%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,626,696	3.74%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	105,000	6.52720GBP
PURCHASE	5,293	6.46000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure | 15 December 2006

Contact name | Emma Thompson

Telephone number | 020 7548 2293

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution PLC
Released	14:58 15-Dec-06
Number	0320O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	Standard Life Investments
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	14/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	13,397,750	3.71		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,397,750	3.71		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	19,660	GBP 6.4175

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure **15/12/06**

Contact name	**Allen Elvin**
Telephone number	**0131-524-2804**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Resolution plc – Rule 12g3-2(b) Exemption Request

APPENDIX A5: OTHER PUBLIC DISCLOSURES

Volume 5

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	17:30 15-Dec-06
Number	2278

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	14 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,111,041	2.79%	1,041,358	0.15%
(2) Derivatives (other than options)	1,262,559	0.18%	1,433,037	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,373,600	2.97%	2,474,395	0.36%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	6,200	6.3817
Purchase	13,300	6.4057
Purchase	3,746	6.4700
Purchase	5,430	Transfer
Purchase	4,700	6.4000
Sale	9,136	6.4833
Sale	774	6.5687
Sale	7,681	6.4700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	6200	6.3817
CFD	Short	4700	6.4000
CFD	Short	13300	6.4057
CFD	Long	9136	6.4832
CFD	Long	774	6.5686

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction	Details	Price per unit

(Note 8) (if applicable)
(Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:58 18-Dec-06
Number	0960O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**14 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
257,488	**GBP 6.5400**	**GBP 6.3750**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
260,302	**GBP 6.5800**	**GBP 6.4455**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**18 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:49 18-Dec-06
Number	0937O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**15 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
122,279	**GBP 6.5000**	**GBP 6.4000**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
125,719	**GBP 6.5000**	**GBP 6.3800**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	18 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:48 18-Dec-06
Number	1086O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**15 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
86109	**6.4859 GBP**	**6.4255 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
16131	**6.4887 GBP**	**6.4887 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**17000**	**6.4874 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	18 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:58 18-Dec-06
Number	1207O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	15th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,477,286	5.17%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,522,286	5.18%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	300	GBP 6.485
Sale	111,444	GBP 6.4475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18th December 2006
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:14 18-Dec-06
Number	1442O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	15 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,566,960	(2.710%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,566,960	(2.710%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	111,444	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 December 2006
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- RESOLUTION PLC
Released	15:16 18-Dec-06
Number	1446O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	15 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,360,838	5.559%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,360,838	5.559%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	15,200	GBP6.447500
SALE	328	GBP6.450000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 18 DECEMBER 2006

Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	15:30 18-Dec-06
Number	2227

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	15 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,192,309	2.80%	936,488	0.14%
(2) Derivatives (other than options)	1,159,194	0.17%	1,371,967	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,351,503	2.97%	2,308,455	0.34%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,505	6.5000
Purchase	6,213	Transfer
Purchase	35,425	6.4955
Purchase	12,561	6.4863
Purchase	3,100	6.4900
Purchase	8,284	Transfer
Purchase	6,298	6.4213
Purchase	6,700	6.4600
Purchase	51,442	6.5085
Purchase	7,729	6.4389
Purchase	3,500	6.4860
Sale	3,905	6.4850
Sale	4,910	6.4620
Sale	2,804	6.4850
Sale	16,352	6.4439
Sale	804	6.4863
Sale	212	6.4800
Sale	4,000	6.4844
Sale	6,425	6.4300
Sale	1,555	6.4463
Sale	3,625	6.4850
Sale	16,897	6.4285

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	6298	6.4212
CFD	Short	7729	6.4388
CFD	Short	6700	6.4600
CFD	Short	3500	6.4859
CFD	Short	12561	6.4862
CFD	Short	35425	6.4954
CFD	Short	51442	6.5085
CFD	Long	4000	6.4843
CFD	Long	77360	6.5086

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	17:34 18-Dec-06
Number	PRNUK-1812

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	15 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,526,696	3.72%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,526,696	3.72%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	100,000	6.50000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 18 December 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	10:50 19-Dec-06
Number	PRNUK-1912

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	18 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,301,696	3.69%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,301,696	3.69%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	225,000	6.50000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 19 December 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:18 19-Dec-06
Number	2123O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**18 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
805,014	**GBP 6.5050**	**GBP 6.4847**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
816,426	**GBP 6.5250**	**GBP 6.4700**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	19 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	11:23 19-Dec-06
Number	2133O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Aberdeen Asset Management PLC***
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**18/12/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,385,269	3.27		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,385,269	3.27		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	200,000	£6.47

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	19/12/06
Contact name	Robert Haggerty
Telephone number	01224 425266

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:25 19-Dec-06
Number	2142O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**15 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
122,279	**GBP 6.5000**	**GBP 6.4000**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
127,790	**GBP 6.5000**	**GBP 6.3800**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	19 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY OR ITS PREDECESSORS SINCE 1 JANUARY 2006

Appendix A1: Press Releases

Release Date	Title
24-Jan-06	Resolution improves benefits for former Swiss Life UK policyholders
22-Feb-06	Resolution and AWD Moneyextra in Financial Advice Partnership
07-Mar-06	Resolution plc adopts European Embedded Value ("EEV") principles
28-Mar-06	Resolution announces policy payouts on with-profits policies
29-Mar-06	Resolution plc buys back preference share in Resolution Life Group Limited from Royal & Sun Alliance Insurance Group plc
04-Apr-06	Unaudited results for the twelve months to 31 December 2005
03-May-06	Resolution plc discussions with Abbey National plc
07-Jun-06	IFA Press Release
01-Sep-06	Resolution plc recruitment press release
01-Sep-06	Completion of Abbey transaction
20-Sep-06	Unaudited results for the six months to 30 June 2006
1-Nov-06	Resolution appoints Head of Marketing to New Business Division
3-Nov-06	Proposals affecting Life Insurers' Reserving and Capital Requirements
13-Nov-06	Resolution press release on recent press speculation
28-Nov-06	Resolution announces policy payouts on with-profits policies
7-Dec-06	Resolution plc applies its European Embedded Value ('EEV') Principles to the businesses acquired from Abbey National plc
8-Dec-06	***Funds Merger 2006 – do not have this document….***
23-Dec-06	Funds Merger Announcement

Appendix A2: FSA Returns

Date Released	Document
27-Apr-06	FSA Return 2005 - Resolution plc IGCA

Appendix A3: Documents sent to Shareholders

Date Released	Document
02-May-06	2005 Annual Report and Accounts-Resolution plc

Date Released	Document
23-Jun-06	Prospectus and Circular – Purchase of Abbey Life by Resolution plc

Appendix A4: Companies House Filings

Date Released	Document Type	Companies House Filing
13-Oct-06	288c – Change of Directors Particulars	PARTICULARS CHANGED
13-Dec-06	288c – Change of Directors Particulars	PARTICULARS CHANGED
21-Sep-06	88(2)R – Return of Allotments	ALLOTMENTS RETURNED
29-Sep-06	88(2)R – Return of Allotments	ALLOTMENTS RETURNED
17-Oct-06	88(2)R – Return of Allotments	ALLOTMENTS RETURNED
27-Oct-06	88(2)R – Return of Allotments	ALLOTMENTS RETURNED
17-Nov-06	88(2)R – Return of Allotments	ALLOTMENTS RETURNED
7-Dec-06	88(2)R – Return of Allotments	ALLOTMENTS RETURNED
6-Jan-07	88(2)R – Return of Allotments	ALLOTMENTS RETURNED
6-Jan-07	88(2)R – Return of Allotments	ALLOTMENTS RETURNED
5-Feb-07	88(2)R – Return of Allotments	ALLOTMENTS RETURNED

Appendix A5: Other Public Disclosures

Date Released	Filing Entity	Announcement Type
24-Jan-06	Resolution Plc	Listing Application
24-Jan-06	Resolution Plc	Holding(s) in Company

Date Released	Filing Entity	Announcement Type
27-Jan-06	Resolution Plc	Additional Listing
01-Feb-06	Resolution Plc	Notice of Analyst Meeting
21-Feb-06	Resolution Plc	Additional Listing
22-Feb-06	Resolution Plc	Holding(s) in Company
01-Mar-06	Resolution Plc	Holding(s) in Company
03-Mar-06	Resolution Plc	Holding(s) in Company
07-Mar-06	Resolution Plc	EEV restatement 30.6.2005
13-Mar-06	Resolution Plc	Additional Listing
23-Mar-06	Resolution Plc	Holding(s) in Company
27-Mar-06	Resolution Plc	Additional Listing
29-Mar-06	Resolution Plc	Pref share purchase
04-Apr-06	Resolution Plc	Final Results 2005
11-Apr-06	Resolution Plc	Director/PDMR Shareholding
27-Apr-06	Resolution Plc	Additional Listing
02-May-06	Resolution Plc	Annual Report and Accounts
03-May-06	Resolution Plc	Abbey National discussions
03-May-06	Banco Santander Central Hispano SA	Resolution plc discussions
03-May-06	Abbey National Plc	Resolution plc discussions
04-May-06	Resolution Plc	Holding(s) in Company
04-May-06	Resolution Plc	Annual Information Update
05-May-06	Resolution Plc	Director/PDMR Shareholding
12-May-06	Resolution Plc	Additional Listing
19-May-06	Resolution Plc	Resolution 2005 GCA report
24-May-06	Resolution Plc	Result of AGM
07-Jun-06	Resolution Plc	Acquisition by Resolution

Date Released	Filing Entity	Announcement Type
07-Jun-06	Resolution Plc	Acquisition by Resolution Pt2
07-Jun-06	Abbey National Plc	Disposal by Abbey
07-Jun-06	Banco Santander Central Hispano SA	Disposal
09-Jun-06	Resolution Plc	Resolution plc AGM 2006
09-Jun-06	Resolution Plc	Director/PDMR Shareholding
22-Jun-06	Office of Fair Trading	Prior Notice of Merger
23-Jun-06	Resolution Plc	Publication of Prospectus
23-Jun-06	Resolution Plc	Notice of AGM
27-Jun-06	Resolution Plc	Director/PDMR Shareholding
27-Jun-06	Resolution Plc	Holding(s) in Company
30-Jun-06	Resolution Plc	Director/PDMR Shareholding
07-Jul-06	Resolution Plc	Holding(s) in Company
17-Jul-06	Resolution Plc	AGM Statement
17-Jul-06	Resolution Plc	EGM Statement
21-Jul-06	Resolution Plc	Director/PDMR Shareholding
24-Jul-06	Office of Fair Trading	Merger Update
26-Jul-06	Resolution Plc	Statement re Merger
27-Jul-06	Resolution Plc	Holding(s) in Company
28-Jul-06	Resolution Plc	Director/PDMR Shareholding
02-Aug-06	Resolution Plc	Holding(s) in Company
04-Aug-06	Resolution Plc	Holding(s) in Company
08-Aug-06	Resolution Plc	Director/PDMR Shareholding
09-Aug-06	Resolution Plc	Results of Rights Issue
09-Aug-06	Resolution Plc	Director/PDMR shareholdings

Date Released	Filing Entity	Announcement Type
09-Aug-06	Resolution Plc	Rights issue - rump placement
10-Aug-06	Resolution Plc	Holding(s) in Company
11-Aug-06	Resolution Plc	Holding(s) in Company
16-Aug-06	Resolution Plc	FSA approval
21-Aug-06	Resolution Plc	Holding(s) in Company
22-Aug-06	Resolution Plc	Holding(s) in Company
25-Aug-06	Resolution Plc	Holding(s) in Company
01-Sep-06	Resolution Plc	Notice of Cancellation of Listing from the Official List
01-Sep-06	Resolution Plc	Completion of Acquisition
01-Sep-06	Resolution Plc	Abbey Completes the Sale of its Life Businesses to Resolution Plc
01-Sep-06	Resolution Plc	Abbey Completes the Sale of its Life Businesses to Resolution Plc
06-Sep-06	Resolution Plc	Capital Release and Financing Repayment
18-Sep-06	Resolution Plc	Holding in Company
20-Sep-06	Resolution Plc	Interim Results
05-Oct-06	Resolution plc	Notifications of Major Interest in Shares
13-Oct-06	Resolution plc	Interim Report Mailing
24-Oct-06	Resolution plc	Notifications of Major Interest in Shares
03-Nov-06	Resolution plc	Proposals affecting Life Insurer' Reserving and Capital Requirements
13-Nov-06	Resolution plc	Press Speculation
13-Nov-06	Newton Investment Management Ltd	Rule 8.3- (Resolution)
13-Nov-06	Resolution Plc	Rule 2.10 Announcement
14-Nov-06	Aviva Plc	Rule 8.3- Resolution Plc
14-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
14-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure

Date Released	Filing Entity	Announcement Type
14-Nov-06	GoldmanSachs International	EPT Disclosure
14-Nov-06	GoldmanSachs International	EPT Disclosure
14-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
14-Nov-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
14-Nov-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
15-Nov-06	GoldmanSachs International	EPT Disclosure
15-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
15-Nov-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
15-Nov-06	BlackRock Group	Rule 8.3- Resolution Plc
15-Nov-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
15-Nov-06	HBOS Plc	Rule 8.3- Resolution plc
15-Nov-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution
15-Nov-06	State Street Global Advisors	Rule 8.3- Resolution Plc
15-Nov-06	Resolution Plc	Holding(s) in Company
16-Nov-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
16-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
16-Nov-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
16-Nov-06	Aviva Plc	Rule 8.3- Resolution plc

Date Released	Filing Entity	Announcement Type
16-Nov-06	GoldmanSachs International	EPT Disclosure
16-Nov-06	GoldmanSachs International	EPT Disclosure-Amendment
16-Nov-06	BlackRock Group	Rule 8.3- Resolution Plc
16-Nov-06	HBOS Plc	Rule 8.3- Resolution plc
16-Nov-06	Resolution Plc	Blocklisting Interim Review
17-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
17-Nov-06	Newton Investment Management Ltd	Rule 8.3- Resolution plc
17-Nov-06	Aviva Plc	Rule 8.3- Resolution Plc
17-Nov-06	GoldmanSachs International	EPT Disclosure
17-Nov-06	GoldmanSachs International	EPT Disclosure - Amendment
17-Nov-06	BlackRock Group	Rule 8.3- Resolution Plc
17-Nov-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
17-Nov-06	F&C Asset Management Plc	Rule 8.3- Resolution Plc
17-Nov-06	State Street Global Advisors	Rule 8.3- Resolution Plc
20-Nov-06	Resolution Plc	Director/PDMR Shareholding
20-Nov-06	Resolution Plc	Rule 2.10 Announcement
20-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
20-Nov-06	GoldmanSachs International	EPT Disclosure
20-Nov-06	Resolution Plc	Rule 8.1- Resolution plc
20-Nov-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc

Date Released	Filing Entity	Announcement Type
20-Nov-06	BlackRock Group	Rule 8.3- Resolution Plc
20-Nov-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
20-Nov-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
21-Nov-06	Legal & General Investment Mgmnt Ld	Rule 8.3-Resolution Plc
21-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
21-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
21-Nov-06	GoldmanSachs International	EPT Disclosure
21-Nov-06	BlackRock Group	Rule 8.3- Resolution Plc
21-Nov-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
21-Nov-06	Aviva Plc	Rule 8.3- Resolution Plc
21-Nov-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
22-Nov-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
22-Nov-06	BlackRock Group	Rule 8.3- Resolution Plc
22-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
22-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
22-Nov-06	GoldmanSachs International	EPT Disclosure
22-Nov-06	Lazard Asset Management	Rule 8.1- Resolution Plc
22-Nov-06	Barclays Plc	Rule 8.3 - Resolution Plc

Date Released	Filing Entity	Announcement Type
22-Nov-06	State Street Global Advisors	Rule 8.3- Resolution Plc
22-Nov-06	Aviva Plc	Rule 8.3- Resolution plc
22-Nov-06	HBOS Plc	Rule 8.3- Resolution plc
22-Nov-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
23-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
23-Nov-06	GoldmanSachs International	EPT Disclosure
23-Nov-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
23-Nov-06	State Street Global Advisors	Rule 8.3- Resolution Plc
23-Nov-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution
23-Nov-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
23-Nov-06	Aviva Plc	Rule 8.3- Resolution plc
23-Nov-06	Aviva Plc	Rule 8.3- Resolution plc
23-Nov-06	Barclays Plc	Rule 8.3 - Resolution Plc
24-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
24-Nov-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
24-Nov-06	Hermes Investment Management	Rule 8.3- Resolution Plc
24-Nov-06	Barclays Plc	Rule 8.3 - Resolution Plc
24-Nov-06	HBOS Plc	Rule 8.3- Resolution plc
24-Nov-06	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
24-Nov-06	Aviva Plc	Rule 8.3- Resolution plc

Date Released	Filing Entity	Announcement Type
27-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
27-Nov-06	Aviva Plc	Rule 8.3- Resolution Plc
27-Nov-06	State Street Global Advisors	Rule 8.3- Resolution Plc
27-Nov-06	GoldmanSachs International	EPT Disclosure
27-Nov-06	GoldmanSachs International	EPT Disclosure
27-Nov-06	HBOS Plc	Rule 8.3- Resolution plc
27-Nov-06	Henderson Global Investors Ltd	Rule 8.3- (Resolution)
27-Nov-06	Henderson Global Investors Ltd	Rule 8.3- (Resolution)
27-Nov-06	Barclays Plc	Rule 8.3 - Resolution Plc
28-Nov-06	GoldmanSachs International	EPT Disclosure
28-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
28-Nov-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution
28-Nov-06	BlackRock Group	Rule 8.3- Resolution Plc
28-Nov-06	Barclays Plc	Rule 8.3 - Resolution Plc
29-Nov-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
29-Nov-06	GoldmanSachs International	EPT Disclosure
29-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
29-Nov-06	Aviva Plc	Rule 8.3- Resolution Plc
29-Nov-06	State Street Global Advisors	Rule 8.3- Resolution Plc
29-Nov-06	BlackRock Group	Rule 8.3- Resolution Plc

Date Released	Filing Entity	Announcement Type
29-Nov-06	Barclays Plc	Rule 8.3 - Resolution Plc
29-Nov-06	HBOS Plc	Rule 8.3 - Resolution Plc
30-Nov-06	Newton Investment Management Ltd	Rule 8.3- (Resolution)
30-Nov-06	Newton Investment Management Ltd	Rule 8.3- (Resolution)
30-Nov-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
30-Nov-06	GoldmanSachs International	EPT Disclosure
30-Nov-06	BlackRock Group	Rule 8.3- Resolution Plc
30-Nov-06	F&C Asset Management Plc	Rule 8.3- Resolution Plc
30-Nov-06	Henderson Global Investors Ltd	Rule 8.3- (Resolution)
30-Nov-06	Aviva Plc	Rule 8.3- Resolution plc
30-Nov-06	Barclays Plc	Rule 8.3 - Resolution Plc
30-Nov-06	HBOS Plc	Rule 8.3- Resolution plc
30-Nov-06	HBOS Plc	Rule 8.3-Resolution Replace
01-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
01-Dec-06	Henderson Global Investors Ltd	Rule 8.3- (Resolution)
01-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
01-Dec-06	Newton Investment Management Ltd	Rule 8.3 - Resolution Plc
01-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3-Resolution
01-Dec-06	GoldmanSachs International	EPT Disclosure
01-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc

Date Released	Filing Entity	Announcement Type
01-Dec-06	HBOS Plc	Rule 8.3- Resolution plc
01-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
01-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
01-Dec-06	Wesleyan Assurance Society	Rule 8.3- Resolution Plc
01-Dec-06	Wesleyan Assurance Society	Rule 8.3- Resolution Plc
04-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
04-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc
04-Dec-06	GoldmanSachs International	EPT Disclosure
04-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution
04-Dec-06	GoldmanSachs International	EPT Disclosure
04-Dec-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
04-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
04-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
04-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
05-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
05-Dec-06	Aviva Plc	Rule 8.3- Resolution plc
05-Dec-06	GoldmanSachs International	EPT Disclosure
05-Dec-06	GoldmanSachs International	EPT Disclosure
05-Dec-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)

Date Released	Filing Entity	Announcement Type
05-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
05-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
05-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
05-Dec-06	HBOS Plc	Rule 8.3- Resolution plc
06-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
06-Dec-06	GoldmanSachs International	EPT Disclosure
06-Dec-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
06-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc
06-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
06-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
06-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
06-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
07-Dec-06	GoldmanSachs International	EPT Disclosure
07-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
07-Dec-06	Henderson Global Investors Ltd	Rule 8.3- (Resolution)
07-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
07-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment II
07-Dec-06	Resolution Plc	EEV restatement 2006
07-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc

Date Released	Filing Entity	Announcement Type
07-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
07-Dec-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
07-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
07-Dec-06	Wesleyan Assurance Society	Rule 8.3-Resolution Plc
08-Dec-06	Resolution Plc	Rule 2.10 Announcement
08-Dec-06	GoldmanSachs International	EPT Disclosure
08-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
08-Dec-06	Aviva Plc	Rule 8.3- Resolution plc
08-Dec-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
08-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
08-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
08-Dec-06	Royal London Asset	Rule 8.3- Resolution Plc
08-Dec-06	F&C Asset Management Plc	Rule 8.3- Resolution Plc
08-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
08-Dec-06	Henderson Global Investors Ltd	Rule 8.3- (Resolution)
08-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
08-Dec-06	HBOS Plc	Rule 8.3- Resolution plc
08-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
11-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure

Date Released	Filing Entity	Announcement Type
11-Dec-06	GoldmanSachs International	EPT Disclosure
11-Dec-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
11-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
11-Dec-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
11-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
11-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc
11-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc
11-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
12-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
12-Dec-06	Royal London Asset	Rule 8.3- Resolution Plc
12-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
12-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
12-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
12-Dec-06	Aviva Plc	Rule 8.3- Resolution plc
12-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
12-Dec-06	F&C Asset Management Plc	Rule 8.3- Resolution Plc
12-Dec-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
12-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
13-Dec-06	GoldmanSachs International	EPT Disclosure
13-Dec-06	GoldmanSachs International	EPT Disclosure

Date Released	Filing Entity	Announcement Type
13-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
13-Dec-06	Hermes Investment Management	Rule 8.3- Resolution Plc
13-Dec-06	Newton Investment Management Ltd	Rule 8.3- (Resolution Plc)
13-Dec-06	Henderson Global Investors Ltd	Rule 8.3- Resolution
13-Dec-06	HBOS Plc	Rule 8.3- Resolution plc
13-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
13-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc
13-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc
13-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
13-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
14-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
14-Dec-06	GoldmanSachs International	EPT Disclosure
14-Dec-06	F&C Asset Management Plc	Rule 8.3- Resolution Plc
14-Dec-06	Aberdeen Asset Management Plc	Rule 8.3- (Resolution Plc)
14-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
14-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
14-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
15-Dec-06	Resolution Plc	Rule 2.10 Announcement
15-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
15-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc

Date Released	Filing Entity	Announcement Type
15-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
15-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
15-Dec-06	GoldmanSachs International	EPT Disclosure
15-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
15-Dec-06	Standard Life Investments	Rule 8.3- Resolution Plc
15-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
18-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
18-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
18-Dec-06	GoldmanSachs International	EPT Disclosure
18-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
18-Dec-06	HBOS Plc	Rule 8.3- Resolution plc
18-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc
18-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
18-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
19-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
19-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
19-Dec-06	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
19-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
19-Dec-06	GoldmanSachs International	EPT Disclosure

Date Released	Filing Entity	Announcement Type
19-Dec-06	Newton Investment Management Ltd	Rule 8.3- Resolution plc
19-Dec-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plce)
19-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
19-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
19-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
19-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
19-Dec-06	Standard Life Investments	Rule 8.3- Resolution Plc Ord
19-Dec-06	F&C Asset Management Plc	Rule 8.3- Resolution Plc
20-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
20-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
20-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc
20-Dec-06	Aberdeen Asset Management Plc	Rule 8.3- (Resolution Plc)
20-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
20-Dec-06	GoldmanSachs International	EPT Disclosure
20-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
20-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
20-Dec-06	Royal London Asset	Rule 8.3- Resolution Plc
20-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
20-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc

Date Released	Filing Entity	Announcement Type
20-Dec-06	Standard Life Investments	Rule 8.3- Resolution Plc
20-Dec-06	F&C Asset Management Plc	Rule 8.3- Resolution Plc
20-Dec-06	Resolution Plc	Total Voting Rights
21-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
21-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
21-Dec-06	GoldmanSachs International	EPT Disclosure
21-Dec-06	Newton Investment Management Ltd	Rule 8.3- (Resolution Plc)
21-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
21-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
21-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
21-Dec-06	HBOS Plc	Rule 8.3- Resolution plc
21-Dec-06	Standard Life Investments	Rule 8.3- Resolution Plc
22-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
22-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
22-Dec-06	Aberdeen Asset Management Plc	Rule 8.3- (Resolution Plc)
22-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
22-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
22-Dec-06	GoldmanSachs International	EPT Disclosure

Date Released	Filing Entity	Announcement Type
22-Dec-06	F&C Asset Management Plc	Rule 8.3- Resolution Plc
22-Dec-06	Henderson Global Investors Ltd	Rule 8.3- Resolution
22-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
22-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
27-Dec-06	Standard Life Investments	Rule 8.3- Resolution Plc ORD
27-Dec-06	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
27-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
27-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
27-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
27-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
27-Dec-06	GoldmanSachs International	EPT Disclosure
27-Dec-06	BlackRock Group	Rule 8.3- (Resolution Plc)
27-Dec-06	Aviva Plc	Rule 8.3- Resolution plc
27-Dec-06	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
27-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
28-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
28-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
28-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc

Date Released	Filing Entity	Announcement Type
28-Dec-06	GoldmanSachs International	EPT Disclosure
28-Dec-06	Aviva Plc	Rule 8.3- Resolution Plc
28-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
28-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
29-Dec-06	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
29-Dec-06	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
29-Dec-06	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
29-Dec-06	GoldmanSachs International	EPT Disclosure
29-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
29-Dec-06	State Street Global Advisors	Rule 8.3- Resolution Plc
29-Dec-06	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
29-Dec-06	BlackRock Group	Rule 8.3- Resolution Plc
29-Dec-06	Aviva Plc	Rule 8.3- Resolution plc
29-Dec-06	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
29-Dec-06	Barclays Plc	Rule 8.3 - Resolution Plc
02-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
02-Jan-07	GoldmanSachs International	EPT Disclosure
02-Jan-07	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
02-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc

Date Released	Filing Entity	Announcement Type
03-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
03-Jan-07	GoldmanSachs International	EPT Disclosure
03-Jan-07	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
03-Jan-07	Aviva Plc	Rule 8.3- Resolution Plc
03-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
03-Jan-07	HBOS Plc	Rule 8.3- Resolution plc
03-Jan-07	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
03-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
04-Jan-07	GoldmanSachs International	EPT Disclosure
04-Jan-07	Aviva Plc	Rule 8.3- Resolution plc
04-Jan-07	Henderson Global Investors Ltd	Rule 8.3- Resolution
04-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc
04-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
04-Jan-07	HBOS Plc	Rule 8.3- Resolution plc
04-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc Ord
04-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
04-Jan-07	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
04-Jan-07	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
04-Jan-07	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
05-Jan-07	GoldmanSachs International	EPT Disclosure

Date Released	Filing Entity	Announcement Type
05-Jan-07	Aviva Plc	Rule 8.3- Resolution Plc
05-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc
05-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
05-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
05-Jan-07	HBOS Plc	Rule 8.3- Resolution plc
05-Jan-07	BlackRock Group	Rule 8.3- Resolution Plc
05-Jan-07	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
05-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
08-Jan-07	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
08-Jan-07	GoldmanSachs International	EPT Disclosure
08-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
08-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc
08-Jan-07	Aviva Plc	Rule 8.3- Resolution Plc
08-Jan-07	BlackRock Group	Rule 8.3- Resolution Plc
08-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
08-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
08-Jan-07	HBOS Plc	Rule 8.3- Resolution plc
09-Jan-07	GoldmanSachs International	EPT Disclosure - Amendment
09-Jan-07	GoldmanSachs International	EPT Disclosure
09-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc

Date Released	Filing Entity	Announcement Type
09-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
09-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
09-Jan-07	HBOS Plc	Rule 8.3- Resolution plc
09-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
09-Jan-07	BlackRock Group	Rule 8.3- Resolution Plc
09-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
10-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
10-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
10-Jan-07	Aviva Plc	Rule 8.3- Resolution Plc
10-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc
10-Jan-07	GoldmanSachs International	EPT Disclosure
10-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
10-Jan-07	Lansdowne Partners Limited	Rule 8.3- Resolution Plc
10-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
10-Jan-07	BlackRock Group	Rule 8.3- Resolution Plc
11-Jan-07	GoldmanSachs International	EPT Disclosure
11-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
11-Jan-07	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
11-Jan-07	Aviva Plc	Rule 8.3- Resolution Plc

Date Released	Filing Entity	Announcement Type
11-Jan-07	HBOS Plc	Rule 8.3- Resolution plc
12-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
12-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
12-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
12-Jan-07	GoldmanSachs International	EPT Disclosure
12-Jan-07	HBOS Plc	Rule 8.3- Resolution plc
12-Jan-07	HBOS Plc	Rule 8.3- Resolution plc
12-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
12-Jan-07	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
12-Jan-07	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
12-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc
12-Jan-07	F&C Asset Management Plc	Rule 8.3- Resolution Plc
12-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
15-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
15-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
15-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
15-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
15-Jan-07	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc

Date Released	Filing Entity	Announcement Type
15-Jan-07	GoldmanSachs International	EPT Disclosure
15-Jan-07	GoldmanSachs International	EPT Disclosure-Amendment
15-Jan-07	Aviva Plc	Rule 8.3- Resolution Plc
15-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc
15-Jan-07	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
15-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
16-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
16-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
16-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
16-Jan-07	Henderson Global Investors Ltd	Rule 8.3- Resolution
16-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc
16-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
16-Jan-07	Wesleyan Assurance Society	Rule 8.3- Resolution Plc
16-Jan-07	F&C Asset Management Plc	Rule 8.3- Resolution Plc
17-Jan-07	Aviva Plc	Rule 8.3- Resolution Plc
17-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
17-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment II
17-Jan-07	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)

Date Released	Filing Entity	Announcement Type
17-Jan-07	GoldmanSachs International	EPT Disclosure
17-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
17-Jan-07	GoldmanSachs International	EPT Disclosure
17-Jan-07	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
17-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
17-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
17-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc
17-Jan-07	BlackRock Group	Rule 8.3- Resolution plc
18-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
18-Jan-07	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
18-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
18-Jan-07	Newton Investment Management Ltd	Rule 8.3- (Resolution Plc)
18-Jan-07	Aberdeen Asset Management Plc	Rule 8.3- Resolution Plc
18-Jan-07	State Street Global Advisors	Rule 8.3- Resolution Plc
18-Jan-07	GoldmanSachs International	EPT Disclosure
18-Jan-07	Barclays Plc	Rule 8.3 - Resolution Plc
18-Jan-07	Aviva Plc	Rule 8.3- Resolution Plc
18-Jan-07	HBOS Plc	Rule 8.3- Resolution plc

Date Released	Filing Entity	Announcement Type
18-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
18-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
19-Jan-07	Resolution PLC	Rule 2.10 Announcement
19-Jan-07	Resolution PLC	Total Voting Rights
19-Jan-07	Resolution PLC	Holding(s) in Company
19-Jan-07	M&G Inv Management Ltd	Rule 8.3 - RESOLUTION PLC
19-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
19-Jan-07	BlackRock Group	Rule 8.3- Resolution plc
19-Jan-07	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
19-Jan-07	Aviva PLC	Rule 8.3- Resolution plc
19-Jan-07	GoldmanSachs International	EPT Disclosure
19-Jan-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
19-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
19-Jan-07	F&C Asset Management PLC	Rule 8.3- Resolution Plc
19-Jan-07	Resolution PLC	Holding(s) in Company
22-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
22-Jan-07	Aviva PLC	Rule 8.3- Resolution plc
22-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
22-Jan-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
22-Jan-07	GoldmanSachs International	EPT Disclosure

Date Released	Filing Entity	Announcement Type
22-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
22-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
23-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
23-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
23-Jan-07	State Street Global Advisors	Rule 8.3- Resolution PLC
23-Jan-07	GoldmanSachs International	EPT Disclosure
23-Jan-07	F&C Asset Management PLC	Rule 8.3- Resolution PLC
23-Jan-07	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
23-Jan-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
23-Jan-07	BlackRock Group	Rule 8.3- Resolution plc
23-Jan-07	Royal London Asset	Rule 8.3-Resolution PLC-Amend
24-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
24-Jan-07	GoldmanSachs International	EPT Disclosure
24-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
24-Jan-07	Royal London Asset	Rule 8.3- Resolution PLC
24-Jan-07	F&C Asset Management PLC	Rule 8.3- Resolution PLC
24-Jan-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
24-Jan-07	Aviva PLC	Rule 8.3- RESOLUTION PLC
24-Jan-07 25	Citigroup Global Markets UK EqtyLtd	EPT Disclosure

Date Released	Filing Entity	Announcement Type
25-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
25-Jan-07	Royal London Asset	Rule 8.3- Resolution PLC
25-Jan-07	GoldmanSachs International	EPT Disclosure
25-Jan-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
25-Jan-07	M&G Inv Management Ltd	Rule 8.3 - RESOLUTION PLC
25-Jan-07	Henderson Global Investors Ltd	Rule 8.3- Resolution
25-Jan-07	HBOS PLC	Rule 8.3- Resolution plc
26-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
26-Jan-07	GoldmanSachs International	EPT Disclosure
26-Jan-07	State Street Global Advisors	Rule 8.3- Resolution PLC
26-Jan-07	M&G Inv Management Ltd	Rule 8.3 - RESOLUTION PLC
26-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
26-Jan-07	Aberdeen Asset Management PLC	Rule 8.3- Resolution PLC
26-Jan-07	F&C Asset Management PLC	Rule 8.3- Resolution PLC
26-Jan-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
26-Jan-07	Aviva PLC	Rule 8.3- Resolution PLC
29-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
29-Jan-07	Newton Investment Management Ltd	Rule 8.3- (Resolution)
29-Jan-07	BlackRock Group	Rule 8.3- Resolution PLC

Date Released	Filing Entity	Announcement Type
29-Jan-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
29-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
29-Jan-07	State Street Global Advisors	Rule 8.3- Resolution PLC
29-Jan-07	GoldmanSachs International	EPT Disclosure
29-Jan-07	Resolution PLC	Holding(s) in Company
30-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
30-Jan-07	GoldmanSachs International	EPT Disclosure
30-Jan-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
30-Jan-07	BlackRock Group	Rule 8.3- Resolution PLC
30-Jan-07	Legal & General Investment Mgmnt Ld	Rule 8.3-Resolution Plc
30-Jan-07	Centaurus Capital Limited	Rule 8.3- Resolution
30-Jan-07	M&G Inv Management Ltd	Rule 8.3 - RESOLUTION PLC
30-Jan-07	HBOS PLC	Rule 8.3- Resolution plc
30-Jan-07	Standard Life Investments	Rule 8.3- Resolution Plc
31-Jan-07	Centaurus Capital Limited	Rule 8.3- Resolution plc
31-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
31-Jan-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
31-Jan-07	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
31-Jan-07	Royal London Asset	Rule 8.3- Resolution PLC

Date Released	Filing Entity	Announcement Type
31-Jan-07	GoldmanSachs International	EPT Disclosure
31-Jan-07	Aviva PLC	Rule 8.3- Resolution PLC
31-Jan-07	BlackRock Group	Rule 8.3- Resolution PLC
31-Jan-07	State Street Global Advisors	Rule 8.3- Resolution PLC
Top of Form 31 January 2007 Bottom of Form	HBOS PLC	Rule 8.3- Resolution plc
01-Feb-07	Centaurus Capital Limited	Rule 8.3- Resolution
01-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
01-Feb-07	Aberdeen Asset Management PLC	Rule 8.3- Resolution PLC
01-Feb-07	GoldmanSachs International	EPT Disclosure
01-Feb-07	State Street Global Advisors	Rule 8.3- Resolution PLC
01-Feb-07	Aviva PLC	Rule 8.3- RESOLUTION PLC
01-Feb-07	BlackRock Group	Rule 8.3- Resolution PLC
01-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
01-Feb-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution
01-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
01-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
02-Feb-07	BlackRock Group	Rule 8.3- Resolution PLC
02-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
02-Feb-07	M&G Inv Management Ltd	Rule 8.3 - RESOLUTION PLC

Date Released	Filing Entity	Announcement Type
02-Feb-07	GoldmanSachs International	EPT Disclosure
02-Feb-07	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)
02-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
02-Feb-07	Resolution PLC	Holding(s) in Company
02-Feb-07	Lansdowne Partners Limited	Rule 8.3- Resolution PLC
02-Feb-07	State Street Global Advisors	Rule 8.3- Resolution PLC
05-Feb-07	Wesleyan Assurance Society	Rule 8.3- Resolution PLC
05-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
05-Feb-07	Standard Life Investments	Rule 8.3- Resolution
05-Feb-07	M&G Inv Management Ltd	Rule 8.3 - RESOLUTION PLC
05-Feb-07	F&C Asset Management PLC	Rule 8.3- Resolution PLC
05-Feb-07	Royal London Asset	Rule 8.3- Resolution PLC
05-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
05-Feb-07	GoldmanSachs International	EPT Disclosure
05-Feb-07	State Street Global Advisors	Rule 8.3- Resolution PLC
05-Feb-07	Centaurus Capital Limited	Rule 8.3- (Resolution plc)
06-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
06-Feb-07	BlackRock Group	Rule 8.3- Resolution PLC
06-Feb-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution

Date Released	Filing Entity	Announcement Type
06-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
06-Feb-07	DresKleinwort. Grp Ld	Rule 8.3 - Resolution Plc
06-Feb-07	Aberdeen Asset Management PLC	Rule 8.3- Resolution plc
06-Feb-07	GoldmanSachs International	EPT Disclosure
06-Feb-07	Centaurus Capital Limited	Rule 8.3- (Resolution plc)
06-Feb-07	State Street Global Advisors	Rule 8.3- Resolution PLC
06-Feb-07	HBOS PLC	Rule 8.3- Resolution plc
07-Feb-07	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
07-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
07-Feb-07	Aviva PLC	Rule 8.3- Resolution plc
07-Feb-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution
07-Feb-07	Royal London Asset	Rule 8.3- Resolution PLC
07-Feb-07	BlackRock Group	Rule 8.3- Resolution PLC
07-Feb-07	GoldmanSachs International	EPT Disclosure
07-Feb-07	F&C Asset Management PLC	Rule 8.3- Resolution PLC
07-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
07-Feb-07	Centaurus Capital Limited	Rule 8.3- (Resolution plc)
07-Feb-07	Aberdeen Asset Management PLC	Rule 8.3- Resolution PLC
07-Feb-07	State Street Global Advisors	Rule 8.3- Resolution PLC
08-Feb-07	Aviva PLC	Rule 8.3- RESOLUTION PLC

Date Released	Filing Entity	Announcement Type
08-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
08-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure Amendment
08-Feb-07	M&G Inv Management Ltd	Rule 8.3 - RESOLUTION PLC
08-Feb-07	BlackRock Group	Rule 8.3- Resolution PLC
08-Feb-07	Aberdeen Asset Management PLC	Rule 8.3- Resolution PLC
08-Feb-07	GoldmanSachs International	EPT Disclosure
08-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
08-Feb-07	Centaurus Capital Limited	Rule 8.3- (Resolution plc)
08-Feb-07	HBOS PLC	Rule 8.3- Resolution plc
08-Feb-07	State Street Global Advisors	Rule 8.3- Resolution PLC
08-Feb-07	DresKleinwort. Grp Ld	Rule 8.3 - Resolution plc
08-Feb-07	DresKleinwort. Grp Ld	Rule 8.3 - Resolution plc
09-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
09-Feb-07	GoldmanSachs International	EPT Disclosure
09-Feb-07	State Street Global Advisors	Rule 8.3- Resolution PLC
09-Feb-07	Aviva PLC	Rule 8.3- Resolution PLC
09-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
09-Feb-07	M&G Inv Management Ltd	Rule 8.3 - RESOLUTION PLC
09-Feb-07	HBOS PLC	Rule 8.3- Resolution plc
12-Feb-07	Aviva PLC	Rule 8.3- Resolution PLC

Date Released	Filing Entity	Announcement Type
12-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
12-Feb-07	Royal London Asset	Rule 8.3- Resolution PLC
12-Feb-07	GoldmanSachs International	EPT Disclosure
12-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
12-Feb-07	BlackRock Group	Rule 8.3- Resolution PLC
12-Feb-07	State Street Global Advisors	Rule 8.3- Resolution PLC
13-Feb-07	Resolution PLC	Rule 2.10 Announcement
13-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
13-Feb-07	DresKleinwort. Grp Ld	Rule 8.3 - Resolution Plc
13-Feb-07	F&C Asset Management PLC	Rule 8.3- Resolution PLC
13-Feb-07	Newton Investment Management Ltd	Rule 8.3- (Resolution PLC)
13-Feb-07	Aberdeen Asset Management PLC	Rule 8.3- Resolution PLC
13-Feb-07	GoldmanSachs International	EPT Disclosure
13-Feb-07	BlackRock Group	Rule 8.3- Resolution Plc
13-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
13-Feb-07	M&G Inv Management Ltd	Rule 8.3 - Resolution PLC
13-Feb-07	Aviva PLC	Rule 8.3- RESOLUTION PLC
13-Feb-07	Resolution PLC	Holding(s) in Company
14-Feb-07	Citigroup Global Markets UK EqtyLtd	EPT Disclosure
14-Feb-07	Newton Investment Management Ltd	Rule 8.3- (Resolution plc)

Date Released	Filing Entity	Announcement Type
14-Feb-07	M&G Inv Management Ltd	Rule 8.3 - Resolution Plc
14-Feb-07	GoldmanSachs International	EPT Disclosure
14-Feb-07	Legal & General Investment Mgmnt Ld	Rule 8.3- Resolution Plc
14-Feb-07	F&C Asset Management PLC	Rule 8.3- Resolution PLC
14-Feb-07	Barclays PLC	Rule 8.3 - RESOLUTION PLC
14-Feb-07	BlackRock Group	Rule 8.3- Resolution PLC
14-Feb-07	Standard Life Investments	Rule 8.3- Resolution Plc
15-Feb-07	Citigroup Global Markets UK Eqty Ltd	EPT Disclosure
15-Feb-07	M&G Inv Management Ltd	Rule 8.3 – Resolution Plc
15-Feb-07	EPT Disclosure	EPT Disclosure
15-Feb-07	Aberdeen Asset Management Ltd	Rule 8.3 - Resolution Plc
15-Feb-07	Barclays Plc	Rule 8.3 – Resolution Plc
15-Feb-07	Aviva Plc	Rule 8.3 – Resolution Plc
16-Feb-07	Lloyds TSB	Rule 8.3 – Resolution Plc
16-Feb-07	Standard Life Investments	Rule 8.3 – Resolution Plc
16-Feb-07	Barclays Plc	Rule 8.3 – Resolution Plc
16-Feb-07	Aberdeen Asset Management Plc	Rule 8.3 – Resolution Plc
16-Feb-07	Aviva Plc	Rule 8.3 – Resolution Plc
16-Feb-07	M&G Inv Management Ltd	Rule 8.3 – Resolution Plc
16-Feb-07	State Street Global Advisors	Rule 8.3 – Resolution Plc

Date Released	Filing Entity	Announcement Type
16-Feb-07	Royal London Asset	Rule 8.3 – Resolution Plc
16-Feb-07	F & C Asset Management Plc	Rule 8.3 – Resolution Plc
16-Feb-07	Goldman Sachs International	EPT Disclosure
16-Feb-07	Legal & General Investment Management Ltd	Rule 8.3 – Resolution Plc
16-Feb-07	BlackRock Group	Rule 8.3 – Resolution Plc
16-Feb-07	Citigroup Global Markets UK Eqty Ltd	EPT Disclosure
16-Feb-07	Standard Life Investments	Rule 8.3 – Resolution Plc

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:33 19-Dec-06
Number	2169O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**18 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
222959	**6.4962 GBP**	**6.465 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
254065	**6.4825 GBP**	**6.4675 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	19 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Resolution plc
Released	11:39 19-Dec-06
Number	2174O

RNS Number:2174O
Newton Investment Management Ltd
19 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	14 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	16,087,143	2.35		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,087,143	2.35		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	344,299	6.46
Take on	99,744.00	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 15 December 2006

Contact name Barry Smalls
Telephone number 0207 163 2251
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plce)
Released	11:52 19-Dec-06
Number	2194O

RNS Number:2194O
Newton Investment Management Ltd
19 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	18 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,085,975	2.35		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,085,975	2.35		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,500.00	6.47
Take on	4332.00	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 December 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:58 19-Dec-06
Number	2208O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	18th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	35,468,102	5.17%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,513,102	5.18%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	9,517	GBP 6.4825
Sale	9,517	GBP 6.4825
Sale	9,184	GBP 6.484

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19th December 2006
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	13:24 19-Dec-06
Number	2365O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**18 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	40,445,478	5.90		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,445,478	5.90		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	250,000	GBP 6.4988

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 December 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:33 19-Dec-06
Number	2273

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	18 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,218,169	2.80%	919,584	0.13%
(2) Derivatives (other than options)	1,140,840	0.17%	1,316,747	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,359,009	2.97%	2,236,331	0.33%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	7,275	6.4782
Purchase	6,213	Transfer
Purchase	18,200	6.4805
Purchase	682	6.4363
Purchase	1,271	6.5000
Purchase	17,990	6.4898
Sale	3,103	6.4658
Sale	2,721	6.4950
Sale	12,561	6.4822
Sale	4,700	6.5050
Sale	686	6.4200
Sale	2,000	6.5044

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	682	6.4362
CFD	Short	7275	6.4781
CFD	Short	18200	6.4804
CFD	Long	3103	6.4658
CFD	Long	12561	6.4821
CFD	Long	40659	6.4876
CFD	Long	2000	6.5043
CFD	Long	4700	6.5050

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:46 19-Dec-06
Number	2498O

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	18/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16230658	2.36939		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16296377	2.37898	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	449	6.46
SELL	9306	6.49

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	19/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution Plc Ord
Released	14:52 19-Dec-06
Number	2509O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**18/12/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	12,827,945	3.55		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	12,827,945	3.55		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	569,805	GBP 6.484775

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure **19/12/06**

Contact name	**David Mclaren**
Telephone number	**0131-524-2805**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	14:57 19-Dec-06
Number	2411O

RNS Number:2411O
F&C Asset Management PLC
19 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C Asset management plc
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP0.05
Date of dealing	18/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	24,781,416	(3.62%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,781,416	(3.62%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,180	GBP 6.4668
Purchase	4,700	GBP 6.4681

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 19/12/06

Contact name Mike Bassi

Telephone number 0131 718 1093 (pls note new number)

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:17 20-Dec-06
Number	3094O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**19 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
27,163	**GBP 6.5000**	**GBP 6.4300**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
36,097	**GBP 6.5000**	**GBP 6.4300**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	20 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	10:24 20-Dec-06
Number	3112O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**18 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
805,014	**GBP 6.5050**	**GBP 6.4847**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
814,355	**GBP 6.5250**	**GBP 6.4700**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	20 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	11:03 20-Dec-06
Number	3169O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	19 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,360,292	5.599%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,360,292	5.599%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	546	GBP6.430000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- (Resolution PLC)
Released	11:05 20-Dec-06
Number	3174O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	19/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,212,369	3.24		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,212,369	3.24		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	75,800	£6.4491
Sale	97,100	£6.4419

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	20/12/06
Contact name	Alexis Stirling

Telephone number	01224 425042
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	11:26 20-Dec-06
Number	PRNUK-2012

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	19 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	25,289,196	3.69%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,289,196	3.69%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	12,500	6.50000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 20 December 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:30 20-Dec-06
Number	3242O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**19 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
17263	**6.4423 GBP**	**6.4199 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
17263	**6.4962 GBP**	**6.43 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	20 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:42 20-Dec-06
Number	3286O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	19th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,397,854	5.16%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,442,854	5.17%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	13,996	GBP 6.4407

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20th December 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:55 20-Dec-06
Number	3317O

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	19/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 37,958 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16315878	2.38183		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16381597	2.39142	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	3013	6.47
BUY	250	6.50
BUY	45062	6.44
BUY	1950	6.43
SELL	3013	6.47

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.

If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date 20/12/2006
Contact Name Harshil Naik
Telephone Number 020 7698 6213
If Connected EFM N/A
Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Royal London Asset
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:06 20-Dec-06
Number	3263O

RNS Number:3263O
Royal London Asset
20 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	ROYAL LONDON ASSET MANAGEMENT
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 25P SHS
Date of dealing	19 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	11,036,039.00	(1.61%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,036,039.00	(1.61%)		

(b) Interests and short positions in relevant securities of the company, other

than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4.895	GBP 6.43000000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 DEC 2006
Contact name	HARJ LAKHAM
Telephone number	020 7506 6652
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of	

connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	12:28 20-Dec-06
Number	3395O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**19 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	40,195,478	5.86		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,195,478	5.86		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	250,000	GBP 6.44206

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 December 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:58 20-Dec-06
Number	2238

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	19 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,231,354	2.81%	904,379	0.13%
(2) Derivatives (other than options)	1,128,069	0.16%	1,311,286	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,359,423	2.97%	2,215,665	0.32%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	34,800	6.4482
Purchase	6,213	Transfer
Purchase	4,142	Transfer
Sale	13,700	6.4730
Sale	3,103	6.4518
Sale	5,461	6.4838
Sale	9,706	Transfer

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	34800	6.4482
CFD	Long	5226	6.4409
CFD	Long	3103	6.4517
CFD	Long	13700	6.4729
CFD	Long	5461	6.4837

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

(Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution PLC
Released	14:10 20-Dec-06
Number	3516O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**19/12/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	12,813,845	3.55		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	12,813,845	3.55		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,100	GBP 6.49773

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure **20/12/06**

Contact name	**David Mclaren**
Telephone number	**0131-524-2805**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
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Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	15:22 20-Dec-06
Number	3545O

RNS Number:3545O
F&C Asset Management PLC
20 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C Asset Management plc
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.05
Date of dealing	19/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	26,067,064	(3.80%)	-	
(2) Derivatives (other than options)	-		-	
(3) Options and agreements to purchase/sell	-		-	
Total	26,067,064	(3.80%)	-	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities	-		-	
(2) Derivatives (other than options)	-		-	
(3) Options and agreements to purchase/sell	-		-	
Total	-		-	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

-

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,127	GBP 6.4675
Purchase	1,289,775	GBP 6.4675

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

-

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

-

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

-

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

-

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20/12/06
Contact name	Mike Bassi
Telephone number	0131 718 1093 (pls note new number)
If a connected EFM, name of offeree/offeror with which connected	-
If a connected EFM, state nature of connection (Note 10)	-

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Resolution PLC
TIDM	RSL
Headline	Total Voting Rights
Released	15:42 20-Dec-06
Number	3671O

Resolution

Resolution plc

20 December 2006

TOTAL VOTING RIGHTS

In accordance with the FSA's Disclosure and Transparency Rules sourcebook transitional provision 6, Resolution plc advises that its capital consists of 685,161,830 ordinary shares with voting rights. Resolution plc holds no shares in treasury.

Therefore, the total number of voting rights in Resolution plc is 685,161,830.

The above figure (685,161,830) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Resolution plc under the FSA's Disclosure and Transparency Rules.

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:51 21-Dec-06
Number	4254O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**20 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
102,074	**GBP 6.4510**	**GBP 6.4209**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
95,226	**GBP 6.4600**	**GBP 6.4100**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	21 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:00 21-Dec-06
Number	4281O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**19 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
39,663	**GBP 6.5000**	**GBP 6.4300**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
36,097	**GBP 6.5000**	**GBP 6.4300**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	21 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:21 21-Dec-06
Number	4317O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**20 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
26309	6.4333 GBP	6.4253 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
59336	6.4936 GBP	6.4281 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Long	669	6.4181 GBP
CFD	Long	13458	6.4181 GBP
CFD	Long	11328	6.4318 GBP
CFD	Long	7572	6.4318 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Opti paid**

	varying etc.	relates (Note 5)		European etc.		per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	21 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution PLC)
Released	11:30 21-Dec-06
Number	4338O

RNS Number:4338O
Newton Investment Management Ltd
21 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	20 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	16,743,908	2.44		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,743,908	2.44		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	12,244	6.43
Take on	670,177.00	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 December 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:17 21-Dec-06
Number	4471O

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	20/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16311265	2.38116		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16376984	2.39075	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	3212	6.49
SELL	2495	6.43
SELL	5330	6.43

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO

Disclosure Date	21/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	13:01 21-Dec-06
Number	4583O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**20 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,874,978	5.81		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,874,978	5.81		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	70,500	GBP 6.4375
Sale	250,000	GBP 6.43366

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 December 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:12 21-Dec-06
Number	2252

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	20 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,271,191	2.81%	873,462	0.13%
(2) Derivatives (other than options)	1,099,896	0.16%	1,323,286	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,371,087	2.97%	2,196,748	0.32%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	17,900	6.4480
Purchase	5,954	6.4300
Purchase	4,000	6.4306
Purchase	17,500	6.4406
Purchase	4,142	Transfer
Purchase	1,944	6.4300
Purchase	3,069	6.4374
Purchase	8,000	6.4356
Sale	1,944	6.4300
Sale	768	6.4737
Sale	4,186	6.4381
Sale	1,556	6.4300
Sale	1,150	6.5213
Sale	700	6.4288
Sale	12,368	6.4450

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	4000	6.4306
CFD	Short	8000	6.4356
CFD	Short	17500	6.4405
CFD	Short	17900	6.4479
CFD	Long	6459	6.4417
CFD	Long	768	6.4737

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:19 21-Dec-06
Number	4829O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	20 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,551,491	(2.708%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,551,491	(2.708%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	15,469	£6.425

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution PLC
Released	15:23 21-Dec-06
Number	4849O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**20/12/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	12,743,845	3.53		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	12,743,845	3.53		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	70,000	GBP 6.451

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure **21/12/06**

Contact name	**Graeme Brogan**
Telephone number	**0131-524-2806**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:45 22-Dec-06
Number	5646O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**21 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,524,518	**GBP 6.4750**	**GBP 6.4050**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
1,404,492	**GBP 6.4750**	**GBP 6.3950**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**22 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	10:49 22-Dec-06
Number	5657O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**20 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
102,074	**GBP 6.4510**	**GBP 6.4209**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
99,368	**GBP 6.4600**	**GBP 6.4100**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optio paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	22 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- (Resolution PLC)
Released	11:11 22-Dec-06
Number	5736O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	21/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,074,167	3.51		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,074,167	3.51		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,700	£6.437198
Sale	38,300	£6.4250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	22/12/06
Contact name	Kay Zaccarini

Telephone number	01224 425025
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Resolution Plc
Released	11:33 22-Dec-06
Number	PRNUK-2212

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	21 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,610,377	3.59%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,610,377	3.59%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	575000	6.42870GBP
SALE	103819	6.45500GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22 December 2006
Contact name	Hatal Patel
Telephone number	020 7548 3183
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:39 22-Dec-06
Number	5839O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	21st December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,394,447	5.16%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,439,447	5.17%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,477	GBP 6.4325

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22nd December 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:52 22-Dec-06
Number	5885O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**21 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
10605	6.6105 GBP	6.4325 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
46394	6.47 GBP	6.4213 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Long	6928	6.415 GBP
CFD	Long	11972	6.415 GBP
CFD	Short	6577	6.4213 GBP
CFD	Short	12122	6.4213 GBP
CFD	Short	3667	6.4249 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**22 December 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**RESOLUTION PLC**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	11:52 22-Dec-06
Number	5763O

RNS Number:5763O
F&C Asset Management PLC
22 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C ASSET MANAGEMENT PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.05
Date of dealing	21/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,034,064	(3.95%)	-	
(2) Derivatives (other than options)	-		-	
(3) Options and agreements to purchase/sell	-		-	
Total	27,034,064	(3.95%)	-	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)

(1) Relevant securities	-	-
(2) Derivatives (other than options)	-	-
(3) Options and agreements to purchase/sell	-	-
Total	-	-

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
-	

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	800,000	GBP 6.4300
	170,000	GBP 6.4400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
-			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
-						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

-

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
-		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 22/12/06

Contact name MIKE BASSI

Telephone number 0131 718 1093 (pls note new number)

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Resolution
Released	12:17 22-Dec-06
Number	6021O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**21/12/2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,278,767	1.0623		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,278,767	1.0623		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,991	6.4475GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22/12/2006
Contact name	Gavin Dolding

Telephone number	020 7818 5217
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:51 22-Dec-06
Number	6159O

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	21/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16317216	2.38203		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16382935	2.39162	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	4028	6.47
BUY	1923	6.39

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities

(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	22/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:33 22-Dec-06
Number	2296

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	21 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,291,419	2.82%	857,946	0.13%
(2) Derivatives (other than options)	1,075,796	0.16%	1,311,528	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,367,215	2.97%	2,169,474	0.32%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,800	6.4500
Purchase	14,676	6.3900
Purchase	4,083	6.4735
Purchase	4,142	Transfer
Purchase	32,600	6.4175
Purchase	3,042	Transfer
Sale	10,300	6.4250
Sale	1,944	6.4300
Sale	7,529	6.4543
Sale	11,758	6.4358
Sale	8,584	6.4337

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	32600	6.4175
CFD	Short	1800	6.4500
CFD	Long	10300	6.4250
CFD	Long	11758	6.4358

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution Plc ORD
Released	07:00 27-Dec-06
Number	6278O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**21/12/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	12,148,845	3.37		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	12,148,845	3.37		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	595,000	GBP 6.433529

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 22/12/06

Contact name	**David Mclaren**
Telephone number	**0131-524-2805**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	07:00 27-Dec-06
Number	6250O

RNS Number:6250O
Lansdowne Partners Limited
22 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	LANSDOWNE PARTNERS LIMITED PARTNERSHIP
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	21 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,617,011	(1.55%)		
(2) Derivatives (other than options)	8,367,167	(1.22%)		
(3) Options and agreements to purchase/sell				
Total	18,984,178	(2.77%)		

(b) Interests and short positions in relevant securities of the company, other

than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	150,000	£6.41
Sale	650,000	£6.435

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	250,000	£6.45

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	22 DECEMBER 2006
Contact name	PAUL FIELDHOUSE
Telephone number	020 7290 5500
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:20 27-Dec-06
Number	6517O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**22 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
106,637	**GBP 6.4200**	**GBP 6.3850**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
89,219	**GBP 6.4300**	**GBP 6.3900**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**27 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	10:23 27-Dec-06
Number	6521O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**21 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,429,017	**GBP 6.4750**	**GBP 6.4050**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
1,404,492	**GBP 6.4750**	**GBP 6.3950**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**27 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	10:46 27-Dec-06
Number	PRNUK-2712

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	22 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,510,377	3.57%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,510,377	3.57%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	100,000	6.42000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 27 December 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	10:46 27-Dec-06
Number	6536O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**22 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	39,867,841	5.81		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,867,841	5.81		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,137	GBP 6.41

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 December 2006
Contact name	Sarah Greenfield
Telephone number	0207 335 5128

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:56 27-Dec-06
Number	6549O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**22 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
3300	6.4018 GBP	6.4018 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
3300	6.4018 GBP	6.4018 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	27 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- (Resolution PLC)
Released	11:25 27-Dec-06
Number	6577O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	22nd December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,393,922	5.16%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,438,922	5.17%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	525	GBP 6.37591

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27th December 2006
Contact name	Siobhain Cox
Telephone number	020 7743 4653

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	11:38 27-Dec-06
Number	6592O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	22 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,347,192	5.597%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,347,192	5.597%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	13,100	GBP6.405000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 DECEMBER 2006
Contact name	DIANE THIRKETTLE

Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:39 27-Dec-06
Number	6674O

RNS Number:6674O
Lansdowne Partners Limited
27 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	LANSDOWNE PARTNERS LIMITED PARTNERSHIP
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	22 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,249,402	(1.50%)		
(2) Derivatives (other than options)	8,367,167	(1.22%)		
(3) Options and agreements to purchase/sell				
Total	18,616,569	(2.72%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	367,609	£6.4103

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 DECEMBER 2006
Contact name	PAUL FIELDHOUSE
Telephone number	020 7290 5500
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:01 27-Dec-06
Number	2108

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	22 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,330,525	2.82%	855,387	0.12%
(2) Derivatives (other than options)	1,075,324	0.16%	1,323,528	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,405,849	2.98%	2,178,915	0.32%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	472	6.3413
Purchase	12,000	6.3906
Purchase	2,505	6.3900
Purchase	12,426	Transfer
Purchase	5,908	6.4050
Purchase	6,213	Transfer
Sale	418	6.4150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	472	6.3412
CFD	Short	12000	6.3906

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	09:13 28-Dec-06
Number	7023O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**27 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
100,000	**GBP 6.4050**	**GBP 6.4025**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
90,800	**GBP 6.4050**	**GBP 6.4000**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	28 December 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	10:15 28-Dec-06
Number	PRNUK-2812

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	27 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,460,377	3.57%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,460,377	3.57%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	50,000	6.40250GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 28 December 2006

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	10:52 28-Dec-06
Number	7103O

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	27/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16485102	2.40654		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16550821	2.41613	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	1460	6.41

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	28/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:56 28-Dec-06
Number	7107O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**27 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1460	**6.41 GBP**	**6.41 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1270	**6.4443 GBP**	**6.2926 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**190**	**6.41 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	28 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- RESOLUTION PLC
Released	11:47 28-Dec-06
Number	7176O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	27 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,346,880	5.597%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,346,880	5.597%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	312	GBP6.405000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 28 DECEMBER 2006

Contact name DIANE THIRKETTLE

Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:54 28-Dec-06
Number	7191O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	27th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,343,922	5.15%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,388,922	5.16%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	50,000	GBP 6.405

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28th December 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	12:48 28-Dec-06
Number	2124

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	27 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,400,721	2.83%	785,045	0.11%
(2) Derivatives (other than options)	1,004,982	0.15%	1,323,528	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,405,703	2.98%	2,108,573	0.31%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	27,100	6.4100
Purchase	25,000	6.4110
Purchase	4,721	6.4037
Purchase	18,193	6.4100
Sale	146	6.4000
Sale	472	6.3938
Sale	4,200	6.3950

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	4721	6.4037
CFD	Short	45293	6.4100
CFD	Short	25000	6.4109
CFD	Long	472	6.3937
CFD	Long	4200	6.3950

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	28 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	09:25 29-Dec-06
Number	7637O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**28 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
50,646	GBP 6.4300	GBP 6.3900

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
143,524	GBP 6.4800	GBP 6.3800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**29 December 2006**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Resolution Plc
Released	09:51 29-Dec-06
Number	PRNUK-2912

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	28 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,425,377	3.56%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,425,377	3.56%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	50,000	6.39000GBP
PURCHASE	15000	6.39000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 December 2006
Contact name	Hatal Patel
Telephone number	020 7548 3183
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:00 29-Dec-06
Number	7712O

RNS Number:7712O
Lansdowne Partners Limited
29 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Lansdowne Partners Limited Partnership
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	28 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,249,402	(1.496%)		
(2) Derivatives (other than options)	8,346,194	(1.218%)		
(3) Options and agreements to purchase/sell				
Total	18,595,596	(2.714%)		

(b) Interests and short positions in relevant securities of the company, other

than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	20,973	£6.4148

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 December 2006
Contact name	Paul Fieldhouse
Telephone number	020 7290 5500
If a connected EFM, name of offeree /offeror with which connected	N/A

If a connected EFM, state nature of connection (Note 10) | N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:14 29-Dec-06
Number	7809O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**28 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
34436	**6.415 GBP**	**6.415 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
34436	**6.4394 GBP**	**6.3819 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	29 December 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	11:18 29-Dec-06
Number	7815O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**27 December 2006*** ***This announcement has been delayed due to a late trade and is being made following consultation with tl Takeover Panel.**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	39,624,978	5.78		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,624,978	5.78		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	242,863	GBP 6.41

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**29 December 2006**
Contact name	**Sarah Greenfield**

Telephone number	0207 335 5128
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:20 29-Dec-06
Number	7823O

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	28/12/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16491722	2.40750		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16557441	2.41709	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	6620	6.42

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO

Disclosure Date	29/12/2006
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	11:33 29-Dec-06
Number	7851O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**28 December 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	39,626,278	5.78		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,626,278	5.78		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,300	GBP 6.385

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 December 2006
Contact name	Sarah Greenfield
Telephone number	0207 335 5128

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	11:48 29-Dec-06
Number	7874O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	28th December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	35,240,922	5.14%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,285,922	5.15%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	103,000	GBP 6.435

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29th December 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	12:07 29-Dec-06
Number	7918O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	28 DECEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,366,080	5.600%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,366,080	5.600%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	19,200	GBP6.388200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 DECEMBER 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	12:08 29-Dec-06
Number	7914O

RNS Number:7914O
Newton Investment Management Ltd
29 December 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	28 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	16,747,089	2.44		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,747,089	2.44		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,181	6.41

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29 December 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	12:49 29-Dec-06
Number	2109

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	28 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,373,426	2.83%	785,045	0.11%
(2) Derivatives (other than options)	1,008,308	0.15%	1,323,528	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,381,734	2.97%	2,108,573	0.31%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	27,295	6.3875

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	3326	6.3963

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 December 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:11 02-Jan-07
Number	8328O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**29 December 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
50,646	**GBP 6.3750**	**GBP 6.3550**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
	GBP	**GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	02 January 2007
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:51 02-Jan-07
Number	8361O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 December 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
3142	6.415 GBP	6.415 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
3142	6.4538 GBP	6.4538 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	02 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	11:45 02-Jan-07
Number	PRNUK-0201

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	29 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,375,377	3.55%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,375,377	3.55%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	50,000	6.35500GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 02 January 2007

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:37 02-Jan-07
Number	2141

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	29 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,324,342	2.82%	843,133	0.12%
(2) Derivatives (other than options)	1,020,344	0.15%	1,289,512	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,344,686	2.97%	2,132,645	0.31%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	190	6.4137
Sale	2,518	Transfer
Sale	514	6.3650
Sale	44,735	6.4000
Sale	1,127	6.4137

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	44735	6.3999
CFD	Long	1317	6.4137

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	02 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:25 03-Jan-07
Number	8965O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**02 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
496,984	**GBP 6.4532**	**GBP 6.4350**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
553,709	**GBP 6.4750**	**GBP 6.4300**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	03 January 2007
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:52 03-Jan-07
Number	9002O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**02 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
63948	**6.46 GBP**	**6.4332 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
85043	**6.4516 GBP**	**6.4486 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**481211**	**6.415 GBP**
CFD	**Long**	**131491**	**6.415 GBP**
CFD	**Long**	**79769**	**6.415 GBP**
CFD	**Long**	**82529**	**6.415 GBP**
CFD	**Long**	**463812**	**6.415 GBP**
CFD	**Long**	**124939**	**6.415 GBP**
CFD	**Long**	**81112**	**6.415 GBP**
CFD	**Long**	**105137**	**6.415 GBP**
CFD	**Short**	**21000**	**6.4498 GBP**
CFD	**Short**	**3000**	**6.4498 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	03 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	11:32 03-Jan-07
Number	PRNUK-0301

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	02 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,305,193	3.54%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,305,193	3.54%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	70,184	6.44500GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 03 January 2007

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- RESOLUTION PLC
Released	12:09 03-Jan-07
Number	9111O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	02 JANUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,360,799	5.599%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,360,799	5.599%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	2,400	GBP6.457500
SALE	2,881	GBP6.457501

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	3 JANUARY 2007
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution Plc
Released	12:13 03-Jan-07
Number	9128O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**02/01/07**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	11,727,945	3.25		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,727,945	3.25		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	420,900	GBP 6.453222

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 03/01/07

Contact name	**David Mclaren**
Telephone number	**0131-524-2805**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	12:19 03-Jan-07
Number	9135O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	2 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,529,457	(2.704%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,529,457	(2.704%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	21,582	£6.433
Sale	452	£6.460

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 January 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:25 03-Jan-07
Number	9244O

RNS Number:9244O
Lansdowne Partners Limited
03 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Lansdowne Partners Limited Partnership
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	02 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,149,402	(1.48%)		
(2) Derivatives (other than options)	8,346,194	(1.22%)		
(3) Options and agreements to purchase/sell				
Total	18,495,596	(2.70%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	£6.45

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	03 January 2007
Contact name	Paul Fieldhouse
Telephone number	020 7290 5500
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	15:19 03-Jan-07
Number	2130

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	02 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,363,658	2.83%	797,081	0.12%
(2) Derivatives (other than options)	1,023,971	0.15%	1,289,512	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,387,629	2.98%	2,086,593	0.30%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,000	6.4356
Purchase	28,500	6.4551
Purchase	9,200	6.4600
Purchase	460	6.4391
Purchase	1,127	6.4563
Sale	1,971	6.4837

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	2000	6.4356
CFD	Short	28500	6.4550
CFD	Short	1127	6.4562
CFD	Short	9200	6.4600
CFD	Long	3627	6.4421
CFD	Long	1971	6.4837

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	03 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:03 04-Jan-07
Number	9736O

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**03 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
147168	**6.4411 GBP**	**6.435 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
136471	**6.4519 GBP**	**6.44 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**10000**	**6.4497 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	04 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution plc
Released	11:15 04-Jan-07
Number	9811O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**03 JANUARY 2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,002,072	5.546%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,002,072	5.546%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	689,209	GBP6.417500
SALE	358,727	GBP6.445000
PURCHASE	689,209	GBP6.417500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 4 JANUARY 2007

Contact name	DIANE THIRKETTLE
Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Resolution
Released	11:22 04-Jan-07
Number	9820O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**03/01/2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,250,748	1.0583		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,250,748	1.0583		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	28,019	6.439018GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	04/01/2007
Contact name	Gavin Dolding

Resolution plc – Rule 12g3-2(b) Exemption Request

APPENDIX A5: OTHER PUBLIC DISCLOSURES

Volume 6


RECEIVED

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:24 04-Jan-07
Number	9822O

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	03/01/2007

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16500400	2.40877		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16566119	2.41836	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	3024	6.45
BUY	3318	6.45
BUY	2336	6.45

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	04/01/2007
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:46 04-Jan-07
Number	9848O

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**03 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
860,436	**GBP 6.4450**	**GBP 6.4250**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
790,097	**GBP 6.4600**	**GBP 6.4200**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	04 January 2007
Contact name	Nicola Hall
Telephone number	020 7508 6826
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Free annual report 

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	12:32 04-Jan-07
Number	9936O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	3 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,534,430	(2.705%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,534,430	(2.705%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,394	£6.435
Purchase	6,367	£6.440

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 January 2007
Contact name	

Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution Plc Ord
Released	12:42 04-Jan-07
Number	9951O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**03/01/07**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	10,887,945	3.02		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,887,945	3.02		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	840,000	GBP 6.439509

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 04/01/07

Contact name	**David Mclaren**
Telephone number	**0131-524-2805**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:48 04-Jan-07
Number	2131

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	03 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,456,012	2.84%	692,424	0.10%
(2) Derivatives (other than options)	934,316	0.14%	1,211,039	0.18%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,390,328	2.98%	1,903,463	0.28%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	40,092	6.4412
Purchase	190	6.4363
Purchase	10,600	6.4283
Purchase	1,272	6.4380
Purchase	13,600	6.4410
Purchase	34,000	6.4424
Sale	7,400	6.4473

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	10600	6.4283
CFD	Short	190	6.4362
CFD	Short	13600	6.4409
CFD	Short	40092	6.4411
CFD	Short	34000	6.4424
CFD	Long	15002	6.4378
CFD	Long	103754	6.4412
CFD	Long	7400	6.4472

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	14:07 04-Jan-07
Number	9997O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	03/01/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,065,167	3.51		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,065,167	3.51		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	9,000	£6.445

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	04/01/2007
Contact name	Robert Haggerty
Telephone number	01224 425266

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:20 04-Jan-07
Number	9994O

RNS Number:9994O
Lansdowne Partners Limited
04 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Lansdowne Partners Limited Partnership
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	03 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,849,402	(1.44%)		
(2) Derivatives (other than options)	8,357,604	(1.22%)		
(3) Options and agreements to purchase/sell				
Total	18,207,006	(2.66%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	300,000	£6.4333

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 January 2007
Contact name	Paul Fieldhouse
Telephone number	020 7290 5500
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:23 04-Jan-07
Number	9999O

RNS Number:9999O
Lansdowne Partners Limited
04 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Lansdowne Partners Limited Partnership
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	02 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,149,402	(1.48%)		
(2) Derivatives (other than options)	8,357,604	(1.22%)		
(3) Options and agreements to purchase/sell				
Total	18,507,006	(2.70%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	11,410	£6.4544

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 January 2007
Contact name	Paul Fieldhouse
Telephone number	020 7290 5500
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:28 05-Jan-07
Number	0416P

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**04 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
268630	6.4475 GBP	6.4325 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
115248	6.4754 GBP	6.3975 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	54500	6.4387 GBP
CFD	Long	29000	6.4387 GBP
CFD	Long	15000	6.4387 GBP
CFD	Long	1500	6.4387 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the option	Exercise price	Type, e.g. American,	Expiry date	Opti paid

	varying etc.	relates (Note 5)		European etc.		per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	05 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	10:44 05-Jan-07
Number	0433P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**04 JANUARY 2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,185,344	5.573%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,185,344	5.573%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	11,500	GBP6.442500
PURCHASE	11,500	GBP6.442500
PURCHASE	100,000	GBP6.441100
PURCHASE	8,272	GBP6.397500
PURCHASE	75,000	GBP6.430000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	5 JANUARY 2007
Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:42 05-Jan-07
Number	0528P

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	04/01/2007

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16502043	2.40901		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16567762	2.41860	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2969	6.47
SELL	1326	6.40

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	05/01/2007
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution Plc
Released	11:42 05-Jan-07
Number	0524P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**04/01/07**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	**10,087,945**	**2.79**		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	**10,087,945**	**2.79**		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	800,000	GBP 6.431375

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure **05/01/07**

Contact name	**David Mclaren**
Telephone number	**0131-524-2805**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:50 05-Jan-07
Number	0549P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**04 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
813,123	**GBP 6.4700**	**GBP 6.4000**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
888,123	**GBP 6.4700**	**GBP 6.4000**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**05 January 2007**
Contact name	**Nicola Hall**
Telephone number	**020 7508 6826**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	12:03 05-Jan-07
Number	0570P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	4 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,537,362	(2.705%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,537,362	(2.705%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,932	£6.455

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	5 January 2007
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:42 05-Jan-07
Number	0672P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	4th December 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,171,742	5.13%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,216,742	5.13%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	200	GBP 6.44
Sale	60,000	GBP 6.4325
Sale	680	GBP 6.44

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	5th January 2007
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:31 05-Jan-07
Number	0701P

RNS Number:0701P
Lansdowne Partners Limited
05 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Lansdowne Partners Limited Partnership
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	04 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,399,402	(1.37%)		
(2) Derivatives (other than options)	8,357,604	(1.22%)		
(3) Options and agreements to purchase/sell				
Total	17,757,006	(2.59%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	450,000	£6.4453

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	05 January 2007
Contact name	Paul Fieldhouse
Telephone number	020 7290 5500
If a connected EFM, name of offeree /offeror with which connected	N/a
If a connected EFM, state nature of connection (Note 10)	N/a

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:53 05-Jan-07
Number	2134

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	04 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,599,833	2.86%	550,794	0.08%
(2) Derivatives (other than options)	848,664	0.12%	883,568	0.13%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,448,497	2.98%	1,434,362	0.21%%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	13,557	6.4270
Purchase	17,400	6.4520
Purchase	10,355	Transfer
Purchase	2,084	Transfer
Purchase	108,902	6.4464
Purchase	7,314	6.4413
Purchase	5,000	6.4350
Purchase	875	6.4400
Sale	569	6.4300
Sale	200	6.4400
Sale	15,897	6.4379
Sale	5,000	6.4440

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	13557	6.4269
CFD	Short	5000	6.4350
CFD	Short	7314	6.4412
CFD	Short	108902	6.4464
CFD	Short	17400	6.4520
CFD	Long	35084	6.4270
CFD	Long	15897	6.4378
CFD	Long	56178	6.4410
CFD	Long	5000	6.4440
CFD	Long	281833	6.4465

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. Number of Exercise price per

call option securities unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	05 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	10:31 08-Jan-07
Number	1175P

RNS Number:1175P
Lansdowne Partners Limited
08 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

LANSDOWNE PARTNERS LIMITED PARTNERSHIP

Company dealt in

RESOLUTION PLC

Class of relevant security to which
the dealings being disclosed relate
(Note 2)

ORDINARY SHARES

Date of dealing

05 JANUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9,084,402	(1.33%)		
(2) Derivatives (other than options)	8,357,604	(1.22%)		
(3) Options and agreements to purchase/sell				
Total	17,442,006	(2.55%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	100,000	£6.44
SALE	115,000	£6.4326

SALE	100,000	£6.445

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 08 JANUARY 2007

Contact name PAUL FIELDHOUSE

Telephone number 020 7290 5500

If a connected EFM, name of offeree /offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:20 08-Jan-07
Number	1259P

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**05 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
116882	**6.4335 GBP**	**6.4317 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
233965	**6.4403 GBP**	**6.412 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**18000**	**6.4427 GBP**
CFD	**Short**	**24277**	**6.4403 GBP**
CFD	**Short**	**110806**	**6.412 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European**	**Expiry date**	**Opti paid per ı**

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Notc

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	08 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:32 08-Jan-07
Number	1302P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**05 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
342,758	**GBP 6.4500**	**GBP 6.4050**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,304,586	**GBP 6.4500**	**GBP 6.4100**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Long	73,000	6.4379

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	**Writing, selling,**	**Number of**	**Exercise**	**Type, e.g.**	**Expiry**	**Optio**

e.g. call option	purchasing, varying etc.	securities to which the option relates (Note 5)	price	American, European etc.	date	paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	08 January 2007
Contact name	Nicola Hall
Telephone number	020 7508 6826
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:38 08-Jan-07
Number	1324P

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	05/01/2007

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16525760	2.41247		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16591479	2.42206	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	1100	6.41
BUY	2940	6.39
BUY	24564	6.43
SELL	4887	6.43

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	08/01/2007
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- RESOLUTION PLC
Released	12:07 08-Jan-07
Number	1385P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**05 JANUARY 2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,189,938	5.574%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,189,938	5.574%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	5,406	GBP6.420000
PURCHASE	10,000	GBP6.413956

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 JANUARY 2007
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:41 08-Jan-07
Number	1428P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	5th December 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,186,742	5.13%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,231,742	5.14%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	15,000	GBP 6.4258

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8th January 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:21 08-Jan-07
Number	2173

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	05 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,862,231	2.90%	295,650	0.04%
(2) Derivatives (other than options)	623,841	0.09%	250,902	0.04%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,486,072	2.99%	546,552	0.08%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	8,328	6.3913
Purchase	39,300	6.4255
Purchase	224,249	6.4364
Purchase	4,142	Transfer
Purchase	4,168	Transfer
Sale	16,689	6.3973
Sale	1,100	6.3990

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	8328	6.3912
CFD	Short	39300	6.4255
CFD	Short	224249	6.4364
CFD	Long	16689	6.3972
CFD	Long	1100	6.3990
CFD	Long	30321	6.4287
CFD	Long	631610	6.4365

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction Details (Note 8) | Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	08 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution Plc
Released	14:52 08-Jan-07
Number	1550P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**05/01/07**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,072,945	2.51		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,072,945	2.51		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,015,000	GBP 6.429539

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 08/01/07

Contact name	**David Mclaren**
Telephone number	**0131-524-2805**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:16 08-Jan-07
Number	1584P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	5 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,526,488	(2.704%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,526,488	(2.704%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,875	£6.432

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 January 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	10:56 09-Jan-07
Number	2042P

FORM 38.5

AMENDMENT – Due to amendment of transaction, the original disclosure made on 08 January 2007 for dealings
on 05 January 2007 is being updated. The total sales originally disclosed 233,965 shares, has been amended
to 234,045 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**05 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
116882	**6.4335 GBP**	**6.4317 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
234045	**6.4403 GBP**	**6.412 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**18000**	**6.4427 GBP**
CFD	**Short**	**24277**	**6.4403 GBP**
CFD	**Short**	**110886**	**6.412 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	09 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:57 09-Jan-07
Number	2043P

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**08 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
79988	**6.3785 GBP**	**6.3598 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
134301	**6.3975 GBP**	**6.3779 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**10059**	**6.3904 GBP**
CFD	**Long**	**40235**	**6.3779 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer none, this should be stated.

Date of disclosure	09 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	11:22 09-Jan-07
Number	2103P

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	08/01/2007

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16526671	2.41261		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16592390	2.42220	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	911	6.38

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	09/01/2007
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:29 09-Jan-07
Number	2129P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**05 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,357,758	**GBP 6.4500**	**GBP 6.4050**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,304,586	**GBP 6.4500**	**GBP 6.4100**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Long	73,000	6.4379

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optio paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	09 January 2007
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:25 09-Jan-07
Number	2115P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**08 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
171,266	**GBP 6.4100**	**GBP 6.3500**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
73,545	**GBP 6.4000**	**GBP 6.3700**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**09 January 2007**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	11:44 09-Jan-07
Number	2141P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	8 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,520,641	(2.703%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,520,641	(2.703%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,797	£6.390
Sale	2,050	£6.360

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 January 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:38 09-Jan-07
Number	2235

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	08 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,860,799	2.90%	264,841	0.04%
(2) Derivatives (other than options)	592,153	0.09%	262,222	0.04%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,452,952	2.99%	527,063	0.08%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	140	6.3500
Purchase	697	6.3813
Purchase	10,200	6.3500
Purchase	19,000	6.3600
Purchase	14,896	6.3500
Purchase	10,623	6.3513
Purchase	4,688	6.3584
Sale	28,338	6.3350
Sale	489	6.3600
Sale	2,200	6.3400
Sale	30,649	6.3509

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	10200	6.3500
CFD	Short	10623	6.3512
CFD	Short	4688	6.3584
CFD	Short	19000	6.3600
CFD	Short	697	6.3812
CFD	Long	2200	6.3400

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	09 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:08 09-Jan-07
Number	2315P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	8th January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	35,255,853	5.15%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,300,853	5.156%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	24,111	GBP 6.38
Purchase	45,000	GBP 6.3975

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9th January 2007
Contact name	Thomas Hone

Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution Plc
Released	14:38 09-Jan-07
Number	2367P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**08/01/07**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,047,945	2.51		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,047,945	2.51		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	GBP 6.40000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure **09/01/07**

Contact name	David Mclaren
Telephone number	0131-524-2805
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:27 10-Jan-07
Number	2765P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**09 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,253,342	**GBP 6.4250**	**GBP 6.3800**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,442,900	**GBP 6.4050**	**GBP 6.3875**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	LONG	41,498	6.3999

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**10 January 2007**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	11:40 10-Jan-07
Number	2876P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Resolution Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**09 January 2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	39,628,178	5.78		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,628,178	5.78		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,900	GBP 6.3925

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 January 2007
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	11:49 10-Jan-07
Number	2888P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	09 JANUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,904,938	5.678%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,904,938	5.678%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	727,000	GBP6.400000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 JANUARY 2007
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:00 10-Jan-07
Number	2908P

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	09/01/2007

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16549719	2.41597		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16615438	2.42556	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2072	6.40
BUY	20976	6.40

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO

Disclosure Date	10/01/2007
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:53 10-Jan-07
Number	2986P

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**09 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1353861	**6.4079 GBP**	**6.3806 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1152407	**6.4268 GBP**	**6.3868 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**106668**	**6.3868 GBP**
CFD	**Long**	**34157**	**6.3868 GBP**
CFD	**Long**	**120000**	**6.4047 GBP**
CFD	**Long**	**45000**	**6.4047 GBP**
CFD	**Long**	**35000**	**6.4047 GBP**
CFD	**Long**	**27000**	**6.4092 GBP**
CFD	**Long**	**50000**	**6.3964 GBP**
CFD	**Long**	**50000**	**6.405 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	10 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution Plc
Released	13:06 10-Jan-07
Number	2997P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**09/01/07**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,887,945	2.46		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,887,945	2.46		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	160,000	GBP 6.40000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 10/01/07

Contact name	David Mclaren
Telephone number	0131-524-2805
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Lansdowne Partners Limited
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:13 10-Jan-07
Number	2970P

RNS Number:2970P
Lansdowne Partners Limited
10 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

LANSDOWNE PARTNERS LIMITED PARTNERSHIP

Company dealt in

RESOLUTION PLC

Class of relevant security to which
the dealings being disclosed relate
(Note 2)

ORDINARY SHARES

Date of dealing

09 JANUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9,004,402	(1.31%)		
(2) Derivatives (other than options)	8,357,604	(1.22%)		
(3) Options and agreements to purchase/sell				
Total	17,362,006	(2.53%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	80,000	£6.4

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 10 JANUARY 2007

Contact name PAUL FIELDHOUSE

Telephone number 020 7290 5500

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:14 10-Jan-07
Number	2205

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	09 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,896,541	2.90%	233,833	0.03%
(2) Derivatives (other than options)	912,224	0.13%	325,466	0.05%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,808,765	3.04%	559,299	0.08%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	47,400	6.3910
Purchase	407	6.3925
Purchase	12,000	6.3980
Purchase	2,084	Transfer
Purchase	2,982	Transfer
Sale	9,894	Transfer
Sale	182	6.4000
Sale	6,457	6.3855
Sale	21,753	6.3984
Sale	15,943	6.3987
Sale	3,240	6.4037

NB: The below transactions which were disclosed on 09/01/2007 have been cancelled

Purchase/Sale	Number of Securities	Price per unit (GBP)
Sale	28,338	6.3350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	47400	6.3909
CFD	Short	12000	6.3980
CFD	Long	3857	6.3880
CFD	Long	154804	6.3941
CFD	Long	21753	6.3984
CFD	Long	15943	6.3987
CFD	Long	3240	6.4037

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	10 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	15:05 10-Jan-07
Number	3139P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	5p Ordinary shares
Date of dealing	9th January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,246,350	5.14%		
(2) Derivatives (other than options)	45,000	0.006%		
(3) Options and agreements to purchase/sell				
Total	35,291,350	5.15%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	6,000	GBP 6.4093
Sale	9,464	GBP 6.3925
Sale	990	GBP 6.3961
Sale	4,825	GBP 6.3975

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10th January 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:13 11-Jan-07
Number	3645P

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**10 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
3374863	6.3852 GBP	6.3256 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
3365098	6.3779 GBP	6.3305 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Long	10000	6.3865 GBP
CFD	Long	5000	6.373 GBP
CFD	Short	40235	6.3779 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European**	**Expiry date**	**Opti paid per**

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	11 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:34 11-Jan-07
Number	3681P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**10 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
188,862	**GBP 6.3700**	**GBP 6.3000**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
182,032	**GBP 6.3850**	**GBP 6.3350**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**11 January 2007**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	11:50 11-Jan-07
Number	3702P

RNS Number:3702P
Newton Investment Management Ltd
11 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	10 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	16,076,912	2.35		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,076,912	2.35		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sales	670,177	6.33

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 January 2007
Contact name	Barry Smalls
Telephone number	0207 163 2251
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- RESOLUTION PLC
Released	12:32 11-Jan-07
Number	3770P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	10 JANUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,872,538	5.673%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,872,538	5.673%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2,600	GBP6.367500
SALE	35,000	GBP6.360000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 JANUARY 2007
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:26 11-Jan-07
Number	3865P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	10 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,516,229	(2.702%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,516,229	(2.702%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,654	£6.330
Sale	12,066	£6.330

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 January 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Standard Life Investments
TIDM	IRSH
Headline	Rule 8.3- Resolution Plc
Released	10:26 12-Jan-07
Number	4297P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

Price disclosed as 4.02 – should have been 4.04 – no impact on % held or traded quantity

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**11/01/07**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,887,945	2.19		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,887,945	2.19		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,000,000	GBP 6.452902

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 12/01/07

Contact name	David Mclaren
Telephone number	0131-524-2805
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	10:26 12-Jan-07
Number	4294P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**11 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
3,901,339	**GBP 6.5250**	**GBP 6.3750**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
2,542,811	**GBP 6.5050**	**GBP 6.3750**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	168,605	GBP 6.4215
CFD	Short	812,800	GBP 6.4335

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	12 January 2007
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	10:32 12-Jan-07
Number	4305P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**10 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
237,036	**GBP 6.3700**	**GBP 6.3000**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
182,032	**GBP 6.3850**	**GBP 6.3350**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	48,174	GBP 6.3738

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optio paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**12 January 2007**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:06 12-Jan-07
Number	4347P

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**11 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1630299	6.53 GBP	6.4093 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
2069451	6.4747 GBP	6.4034 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Long	100589	6.4902 GBP
CFD	Long	46314	6.4034 GBP
CFD	Long	134836	6.4034 GBP
CFD	Long	2700	6.4034 GBP
CFD	Long	10500	6.4034 GBP
CFD	Long	102821	6.4034 GBP
CFD	Long	4352	6.4241 GBP
CFD	Long	1040	6.4241 GBP
CFD	Long	27250	6.4696 GBP
CFD	Long	14500	6.4696 GBP
CFD	Long	7500	6.4696 GBP
CFD	Long	750	6.4696 GBP

CFD	Long	14000	6.5129 GBP

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persı to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	12 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offcree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	11:08 12-Jan-07
Number	4350P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	10 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,516,090	(2.702%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,516,090	(2.702%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	139	£6.351

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 January 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	11:10 12-Jan-07
Number	4353P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	11 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,512,432	(2.702%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,512,432	(2.702%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	9,439	£6.475
Purchase	5,781	£6.475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 12 January 2007

Contact name

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	12:01 12-Jan-07
Number	4423P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.05
Date of dealing	11 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	39,525,345	5.76		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,525,345	5.76		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	204,100	GBP 6.4112
Sale	150,000	GBP 6.45

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 January 2007
Contact name	Helen Lewis

Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	12:41 12-Jan-07
Number	4502P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Aberdeen Asset Management PLC***
Company dealt in	**Resolution PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord GBP0.05**
Date of dealing	**11/01/2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,130,467	3.52		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,130,467	3.52		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,000	£6.395
Purchase	67,300	£6.425

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	12/01/2007
Contact name	Robert Haggerty

Telephone number	01224 425266
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	13:31 12-Jan-07
Number	PRNUK-1201

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	11 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,922,693	3.49%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,922,693	3.49%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	382,500	6.50000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 12 January 2007

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	14:14 12-Jan-07
Number	4560P

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	11/01/2007

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	16322028	2.38273		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16387747	2.39232	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	1218	6.37

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	12/01/2007
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	14:32 12-Jan-07
Number	4558P

RNS Number:4558P
F&C Asset Management PLC
12 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C Asset Management plc
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.05
Date of dealing	11/01/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	27,312,182	(3.99%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,312,182	(3.99%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	275,118	GBP 6.4424

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12/01/07
Contact name	Mike Bassi, F&C Asset Management plc
Telephone number	0131 718 1093 (pls note new number)

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	18:20 12-Jan-07
Number	2216

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	10 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,916,042	2.91%	171,917	0.03%
(2) Derivatives (other than options)	492,015	0.07%		
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	20,408,057	2.98%	171,917	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	4,522	6.3322
Purchase	2,814	6.4000
Purchase	2,543	6.3610
Purchase	48,900	6.3679
Purchase	151	6.3500
Purchase	20,761	6.3500
Purchase	3,410	6.3700
Purchase	1,500	6.3300
Purchase	428	6.3650
Sale	109	6.3700
Sale	500	6.3432
Sale	16,460	6.3687
Sale	1,317	6.3913
Sale	7,413	6.3937
Sale	3,410	6.3700
Sale	20,761	6.3350
Sale	20,761	6.3500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	1500	6.3300
CFD	Short	4522	6.3321
CFD	Short	2543	6.3609
CFD	Short	48900	6.3679
CFD	Long	16460	6.3687

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. Number of Exercise price per

call option securities unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	07:00 15-Jan-07
Number	2237

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	11 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	21,196,780	3.09%	171,917	0.03%
(2) Derivatives (other than options)	492,015	0.07%		
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	21,688,795	3.17%	171,917	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	31,345	6.4362
Purchase	1,650	6.4232
Purchase	2,000	6.3806
Purchase	9,039	6.4050
Purchase	2,699	6.4232
Purchase	3,126	6.5300
Purchase	45,340	6.5300
Purchase	12,000	6.3500
Purchase	6,213	6.5300
Purchase	15,400	6.4377
Sale	22,700	6.4116
Sale	4,450	6.4867
Sale	28,338	6.5000
Sale	331	6.5300
Sale	15,549	6.5287
Sale	743	6.3800
Sale	12,000	6.3500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	2000	6.3806
CFD	Short	9039	6.4050
CFD	Short	31345	6.4361
CFD	Short	15400	6.4376
CFD	Long	22700	6.4116
CFD	Long	82427	6.4447
CFD	Long	15549	6.5286

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	10:16 15-Jan-07
Number	5064P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Resolution Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**12 January 2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	39,295,345	5.73		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,295,345	5.73		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	230,000	GBP 6.530631

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 January 2007
Contact name	Helen Lewis

Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:00 15-Jan-07
Number	5126P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	12 January 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,495,026	GBP 6.5763	GBP 6.5350

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
1,337,139	GBP 6.5763	GBP 6.5350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	191,626	GBP 6.5452

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**15 January 2007**
Contact name	**Neil Kober**
Telephone number	**020 7508 9050**
Name of offeree/offeror with which connected	**Resolution plc**
Nature of connection (Note 6)	**Corporate Broker**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	11:05 15-Jan-07
Number	5135P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**11 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
3,956,089	**GBP 6.5250**	**GBP 6.3750**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
2,542,811	**GBP 6.5050**	**GBP 6.3750**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	54,750	GBP 6.4271
CFD	Short	168,605	GBP 6.4215
CFD	Short	812,800	GBP 6.4335

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	15 January 2007
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - RESOLUTION PLC
Released	11:34 15-Jan-07
Number	PRNUK-1501

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	12 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,922,693	3.34%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,922,693	3.34%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,000,000	6.54810GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 15 January 2007

Contact name	Emma Thompson
Telephone number	020 7548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:43 15-Jan-07
Number	5189P

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**12 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
337088	6.56 GBP	6.5493 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
178375	6.5714 GBP	6.5514 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	64579	6.5514 GBP
CFD	Long	36011	6.5514 GBP
CFD	Long	697	6.557 GBP
CFD	Long	250000	6.5598 GBP
CFD	Long	10000	6.5581 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	15 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure-Amendment
Released	11:45 15-Jan-07
Number	5191P

FORM 38.5

AMENDMENT – Due to cancellation of transactions, the disclosure made on 11 January 2007 for dealings on
10 January 2007 is being updated. The total sales originally disclosed 3,365,098 shares have been amended to
Total sales 3,324,863 shares.

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**10 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
3374863	**6.3852 GBP**	**6.3256 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
3324863	**6.3779 GBP**	**6.3305 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**10000**	**6.3865 GBP**
CFD	**Long**	**5000**	**6.373 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	15 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	12:07 15-Jan-07
Number	5252P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	12 JANUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,808,538	5.664%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,808,538	5.664%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	64,000	GBP6.547500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 JANUARY 2007
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	13:07 15-Jan-07
Number	5315P

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	12/01/2007

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16324428	2.38308		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16390147	2.39267	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2400	6.58

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	15/01/2007
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	14:19 15-Jan-07
Number	5362P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	12/01/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,072,667	3.51		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,072,667	3.51		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	21,000	£6.5397
Sale	36,800	£6.562473

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	15/01/2007
Contact name	Robert Haggerty

Telephone number	01224 425266
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report 

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	14:58 15-Jan-07
Number	2276

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	12 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	21,230,680	3.10%	138,187	0.02%
(2) Derivatives (other than options)	458,115	0.07%		
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	21,688,795	3.17%	138,187	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	46,000	6.5604
Sale	3,554	6.5337
Sale	8,546	6.5587

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	46000	6.5603
CFD	Long	3554	6.5336
CFD	Long	8546	6.5586

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	09:58 16-Jan-07
Number	5804P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**15 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
507,100	**GBP 6.6013**	**GBP 6.5914**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
515,660	**GBP 6.6100**	**GBP 6.5950**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	16 January 2007
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment
Released	10:02 16-Jan-07
Number	5810P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**12 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,490,026	**GBP 6.5763**	**GBP 6.5350**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,337,139	**GBP 6.5763**	**GBP 6.5350**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	191,626	GBP 6.5452

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optio paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	16 January 2007
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	11:27 16-Jan-07
Number	5906P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Resolution Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**15 January 2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	39,015,345	5.69		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,015,345	5.69		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	250,000	GBP 6.6013
Sale	30,000	GBP 6.58

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 January 2007
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Henderson Global Investors Ltd
TIDM	
Headline	Rule 8.3- Resolution
Released	11:46 16-Jan-07
Number	5934P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Henderson Global Investors Ltd**
Company dealt in	**Resolution**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP 0.05**
Date of dealing	**15/01/2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,258,157	1.0593		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,258,157	1.0593		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,409	6.585001GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	16/01/2007
Contact name	Gavin Dolding

Telephone number	020 7818 5217
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:02 16-Jan-07
Number	5947P

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors & Affiliates
Company Dealt In	Resolution PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	15/01/2007

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	16336128	2.38479		
(2) Derivatives other than options	65719	0.00959	75791	0.01106
(3) Options & Agreements to Purchase/Sell				
Total	16401847	2.39438	75791	0.01106

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	4600	6.60
BUY	7100	6.60

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write, Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	16/01/2007
Contact Name	Harshil Naik
Telephone Number	020 7698 6213
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	12:17 16-Jan-07
Number	2156

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	15 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	21,235,823	3.10%	120,859	0.02%
(2) Derivatives (other than options)	439,143	0.06%		
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	21,674,966	3.16%	120,859	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	607	6.5347
Purchase	1	6.5600
Purchase	42,558	6.6002
Purchase	1,000	6.6037
Purchase	9,040	6.5950
Sale	22,000	6.5948
Sale	1,643	6.5942
Sale	22,662	6.3700
Sale	1,587	6.6287
Sale	171	6.5600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	1 6.5600	
CFD	Short	42558	6.6001
CFD	Long	22000	6.5947
CFD	Long	1587	6.6286

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction Details (Note 8)	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	16 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	Wesleyan Assurance Society
TIDM	
Headline	Rule 8.3- Resolution PLC
Released	12:33 16-Jan-07
Number	5938P

RNS Number:5938P
Wesleyan Assurance Society
16 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	WESLEYAN ASSURANCE SOCIETY
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 5p
Date of dealing	16th JANUARY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,381,523	1.224		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,381,523	1.224		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	86,019	£6.615
SALE	100,000	£6.675

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure	16th JANUARY 2007
Contact name	IAN FARQUHARSON
Telephone number	0121 200 9050
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	F&C Asset Management PLC
TIDM	FCAM
Headline	Rule 8.3- Resolution PLC
Released	15:34 16-Jan-07
Number	6134P

RNS Number:6134P
F&C Asset Management PLC
16 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C Asset Management plc
Company dealt in	Resolution Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.05
Date of dealing	15/01/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	27,403,211	(4.00%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,403,211	(4.00%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	91,029	GBP 6.5900

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 16/01/07

Contact name Mike Bassi, F&C Asset Management plc,

Telephone number 0131 718 1093

If a connected EFM, name of
offeree/offeror with which connected -

If a connected EFM, state nature of
connection (Note 10) -

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Resolution PLC
Released	10:43 17-Jan-07
Number	6544P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.05**
Date of dealing	**16 JANUARY 2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	38,805,249	5.664%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	38,805,249	5.664%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	3,289	GBP6.587501

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 JANUARY 2007
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure
Released	11:28 17-Jan-07
Number	6620P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**16 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,049,314	**GBP 6.6337**	**GBP 6.5450**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,117,993	**GBP 6.6850**	**GBP 6.5450**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	17 January 2007
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Regulatory Announcement

Company	Citigroup Global Markets UK EqtyLtd
TIDM	TTP
Headline	EPT Disclosure Amendment II
Released	11:34 17-Jan-07
Number	6635P

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment II

1. KEY INFORMATION

Name of exempt principal trader	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Resolution plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ord/Equity**
Date of dealing	**12 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1,599,526	**GBP 6.5763**	**GBP 6.5350**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1,337,139	**GBP 6.5763**	**GBP 6.5350**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	191,626	GBP 6.5452
CFD	Short	109,500	GBP 6.5371

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	17 January 2007
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Resolution plc
Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Resolution plc)
Released	11:49 17-Jan-07
Number	6645P

RNS Number:6645P
Newton Investment Management Ltd
17 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Resolution
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP0.10
Date of dealing	16 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	16,042,271	2.34		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,042,271	2.34		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sales	34,641	6.60

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 17 January 2007

Contact name Barry Smalls

Telephone number 0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 17-Jan-07
Number	6672P

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**15 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
150000	**6.611 GBP**	**6.611 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
100589	**6.5914 GBP**	**6.5914 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**150000**	**6.6611 GBP**
CFD	**Long**	**100589**	**6.5914 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Opti paid per ı**

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	17 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Free annual report

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - RESOLUTION PLC
Released	12:06 17-Jan-07
Number	2160

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	RESOLUTION PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.05
Date of dealing	16 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	21,237,909	3.10%	141,554	0.02%
(2) Derivatives (other than options)	459,902	0.07%	35,558	0.01%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	21,697,811	3.17%	177,112	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	8,421	6.5450
Purchase	6,746	6.5863
Purchase	18,190	6.5463
Purchase	8,322	6.6122
Purchase	64	6.5950
Purchase	3,410	6.5450
Purchase	38,000	6.5920
Purchase	13,000	6.5953
Purchase	979	6.5450
Purchase	4,142	6.5450
Sale	34,000	6.6205
Sale	34,641	6.6028
Sale	24,000	6.6144
Sale	3,410	6.5450
Sale	3,137	6.6237

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	18190	6.5463
CFD	Short	6746	6.5863
CFD	Short	38000	6.5919
CFD	Short	13000	6.5952
CFD	Long	24000	6.6143
CFD	Long	34000	6.6205
CFD	Long	3137	6.6236

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 January 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:19 17-Jan-07
Number	6694P

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**RESOLUTION PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**16 January 2007**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
219599	**6.67 GBP**	**6.5444 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
140629	**6.7836 GBP**	**6.5755 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**51200**	**6.5755 GBP**
CFD	**Long**	**50000**	**6.6237 GBP**
CFD	**Long**	**75000**	**6.6696 GBP**
CFD	**Long**	**10000**	**6.6203 GBP**
CFD	**Long**	**38800**	**6.5799 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	17 January 2007
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	RESOLUTION PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Aberdeen Asset Management PLC
TIDM	ADN
Headline	Rule 8.3- Resolution PLC
Released	12:41 17-Jan-07
Number	6740P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Aberdeen Asset Management PLC*
Company dealt in	Resolution PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.05
Date of dealing	16/01/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,050,467	3.51		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	24,050,467	3.51		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: **Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	22,000	£6.559979

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	17/01/2007
Contact name	Jenny Carney

Telephone number	01224 425267
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Resolution Plc
Released	13:06 17-Jan-07
Number	6764P

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Resolution Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.05**
Date of dealing	**16 January 2007**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,028,986	5.55		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,028,986	5.55		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	986,359	GBP 6.6337

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 January 2007
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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END